2025

Annual Report

CEO Letter

Dear Shareholders,

As I reflect on 2025, I am pleased to review a year of important achievement, strategic advancement, and renewed momentum at Wells Fargo. Since 2019, the management team has led a transformation of our company. This year we achieved a critical milestone: the Federal Reserve's lifting of the asset cap in June 2025, a restriction that had constrained our growth since 2018. Their decision validates the exhaustive efforts of my more than 200,000 partners, who have rebuilt Wells Fargo into a more resilient and disciplined institution focused on serving our customers and delivering sustainable value to you.

In addition, multiple consent orders were terminated, and stronger growth in all our core businesses make me proud of our 2025 results. These achievements build on the foundational work we have completed over the past several years to strengthen our risk and control framework, enhance operational efficiency, and invest in business resources, technology, and talent. These efforts have not only helped us satisfy regulatory requirements but have also enabled us to operate more effectively and deliver better results.

These results are part of our consistent strategy to simplify the company, improve returns and invest to position the company to grow. We substantially completed our efforts to refocus and simplify the company by exiting or selling 12 businesses, with the last sale closing on January 1, 2026. We achieved the goal we set after fourth quarter 2020 to increase our return on tangible common equity (ROTCE)[1] from 8% to 15% by increasing efficiency, managing capital effectively, and not just protecting important investments to create a faster growing company, but increasing the level of investments to support that growth.

I will discuss later in this letter where we are seeing stronger growth, but I want to note that while we are seeing early proof points of growth, we believe that we can deliver stronger results. We continue to have strong conviction that each of our businesses are positioned to achieve best in class returns and growth. While 2025 was a pivotal year in our transformation, we are even more excited about the next chapter.

2025 Summary

As 2025 began, there were many unknowns: the potential impacts of new government policies in Washington DC, rising costs, geopolitical risks, and shifts in interest rates all brought questions about how these factors would influence both the economy and our company. In the end, most of what began as uncertainties worked in our favor, thanks to supportive regulatory policies, easing inflation, and steady employment.

Consumers entered the year in a strong financial position, and we saw that strength continue. Individuals with greater financial resources made more substantial contributions to economic growth, while those with fewer resources faced ongoing challenges. Overall, consumers continued to spend more year over year, deposit and investment balances grew, and delinquencies and losses improved in our loan portfolio.

Businesses of all sizes also entered the year in a strong financial position and continued to perform well. They were more restrained in their willingness to build inventories and invest aggressively while they navigated the impact of inflation and tariffs. Overall, they managed their supply chains and their own expense bases and remain in strong financial condition.

Our solid results show not only the influence of the economic climate but also the significant steps we have taken to improve Wells Fargo. In this letter, I will provide more detail on our key accomplishments in 2025 and provide an overview of our financial performance at both the company-wide level and across our four primary business segments. I will also highlight our strategic initiatives that position us for sustained success, discuss our approach to capital returns, and outline the exciting opportunities we see ahead in 2026 and beyond.

Financial Results

For the full year, Wells Fargo reported net income of $21.3 billion, representing an 8% increase from 2024. This translated into diluted earnings per share of $6.26, up 17% from $5.37 the previous year. Our ROTCE[1] rose to 14.6% from 13.4%, reflecting both enhanced profitability and significant capital returns to shareholders. Our ROTCE[1] is a significant improvement from 8% when we first set goals after fourth quarter 2020. Total revenue reached $83.7 billion, a 2% increase from $82.3 billion in 2024, driven by a combination of stable net interest income and growth in noninterest income. As a reminder, we operated for the first half of the year with an asset cap which limited our ability to grow deposits, loans, and other assets that could produce additional income.

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1. Return on tangible common equity (ROTCE) is a non-GAAP financial measure. For additional information, including a corresponding reconciliation to GAAP financial measures, see the "Financial Review – Capital Management – Tangible Common Equity" section in this Report.

Net interest income for 2025 was $47.5 billion, relatively flat compared with $47.7 billion in 2024. Noninterest income grew 5% to $36.2 billion from $34.6 billion, driven by higher investment advisory and investment banking fees as well as increased card and deposit-related fees from rising transaction volumes. After operating under an asset cap for so many years, it is rewarding to see positive outcomes from our investments to improve the balance of fee income and net interest income, especially since these results can be seen across many of our businesses.

We continued to demonstrate our ongoing commitment to expense discipline. Noninterest expense totaled $54.8 billion, almost flat compared with the prior year of $54.6 billion. We increased investments in technology and business resources and offset most of these increases with efficiency gains.

Increasing efficiency, eliminating wasteful spending, and increasing our business investments to improve returns and growth has been an important part of our strategy. Since 2019, we have reduced expenses on a gross basis by approximately $15 billion and increased investments in technology and our businesses by more than $15 billion, inclusive of a significant increase in spend related to risk and controls. Together with lower operating losses, these items resulted in a total expense decline of $3.3 billion versus 2019. This significant reallocation of resources has allowed us to invest in our infrastructure and increase growth in a way which is accretive to our financial results. We continue to believe we have similar opportunities going forward.

The provision for credit losses declined to $3.7 billion from $4.3 billion, reflecting strong credit performance across our portfolios. Net charge-offs were $4.0 billion, or 0.43% of average loans, down from 0.52% in 2024, with improvements in consumer and commercial segments. Our allowance for credit losses for loans stood at $14.3 billion at year end, providing a solid buffer against potential economic headwinds. Across all segments, credit quality remained strong. Charge off levels were below what we would expect to see on average over economic cycles, and early indicators of credit performance are still strong.

Average loans grew 5% to $955.8 billion, driven by growth in commercial lending, auto, and credit card. Average deposits increased 2% to $1.4 trillion, supported by growth in both our commercial and consumer businesses. Since the lifting of the asset cap, we have been growing our balance sheet. At year end, assets were up 11% from a year ago including increases in predominantly lower risk financing and inventories in our markets business in addition to loan growth.

Our Common Equity Tier 1 ratio ended the year at 10.6%, well above regulatory requirements including buffers. Our capital position and strong balance sheet provide a buffer against potential market disruptions that are inevitable but sometimes unpredictable.

In 2025, we returned $23 billion to shareholders through common stock dividends and repurchases. Share repurchases totaled $18 billion, reducing average common shares outstanding by 6% from 2024. Over the past five years, we've reduced shares outstanding by 25%.

In addition to repurchases, we increased our common stock dividend by 13% to $0.45 per share in the third quarter, resulting in an annualized dividend of $1.80 per share. In 2025, common stock dividends paid totaled $5.4 billion, with a full-year payout ratio approaching 30%.

As I've pointed out, we have not been able to use our capital generation to expand our balance sheet to more broadly serve clients and generate returns for our shareholders, so we have returned significant capital through dividends and buybacks. While shareholders have benefited from this, our preference would have been to use some of that capital to grow the balance sheet and, going forward, we would expect to have a more balanced approach to capital allocation.

Consumer Banking and Lending

Consumer Banking and Lending (CBL) serves 60 million consumer and small business customers across the United States.

Net income for 2025 was $7.9 billion, with a return on allocated capital of 16.7%.

In 2025, CBL generated revenue of approximately $37.4 billion, up 3% from 2024, reflecting resilient consumer spending and strategic investments across our business, partially offset by expected declines in auto and home lending. As a reminder, we changed our strategy in home lending and now focus on multi-product bank and wealth relationships. As a result, we have been reducing home loans and mortgage servicing assets. While this reduces revenue in the shorter term, given the risks in the business, we think it results in better returns over the cycle and eliminates significant tail risks a large mortgage business inside of a G-SIB carries.

Net interest income in this segment increased from lower deposit pricing and higher deposit balances, while noninterest income benefited from increased debit and credit card transaction volumes. Expenses increased 1% year-over-year.

Home Lending revenue declined due to our strategic decision to be smaller in this business. Mortgage originations totaled around $26 billion for the year, with average loans at $200 billion. We have made good progress in transforming and simplifying the Home Lending business, reducing headcount by over 50% over the past three years and the servicing portfolio by $90 billion in 2025 alone.

Credit Card revenue grew 8%, supported by average loan balances reaching $52.9 billion and purchase volumes of $186 billion, up from the prior year. We opened nearly 3 million new credit card accounts in 2025, up 21% from a year ago, with balances up 6%, and we are beginning to see earlier vintages of our new products contributing to profitability. Importantly, we have maintained our credit standards. We launched 11 new credit card offerings since 2021, including rewards programs tailored to consumer preferences. This improvement in our product offering drove higher card fees and purchase volumes.

Auto lending originations increased to over $30 billion, with average loans reaching $48.7 billion producing 13% growth in loan balances. These results benefited from becoming the preferred financing partner in the U.S. for Volkswagen and Audi.

We ended the year with 4,090 branches and continued to aggressively update our branch system. We invested in bankers, marketing, and branch refurbishments to enhance the in-person experience while growing our digital footprint. We refurbished approximately 700 branches in 2025, with over half our network now complete, and we are on track to finish the rest over the next few years.

We have also been investing consistently in enhanced digital capabilities. Mobile active customers grew to 32.8 million which was an increase of 1.4 million in 2025. 50% of consumer checking accounts are now opened digitally.

Recognizing the untapped potential with our 8 million affluent clients, we rolled out enhanced Premier benefits in 2025, including priority lending rates, customized fees, and access to personalized wealth planning services. This, combined with increasing licensed bankers and branch based financial advisors by 12%, helped build momentum, with Premier deposit and investment balances up 14%, and wealth management referrals from consumer banking channels up 30%.

Opportunities for organic growth in CBL are significant. With the asset cap and multiple consent orders lifted, we can now grow deposits more aggressively than we have been able to in past years. Our consumer brand remains strong, we are investing heavily in technology for our customers, and we have a broad range of products and services that few can compete with. We have invested, and will continue to invest, by increasing our marketing, customer benefits, technology, and customer resources.

Commercial Banking

Commercial Banking (CB) serves middle-market companies, real estate clients, and government entities.

Net income was $4.2 billion and return on allocated capital was 15.1%.

Commercial Banking generated revenue of $12.0 billion, down 6% from 2024 driven by lower net interest income partially offset by higher noninterest income.

Average loans were $224 billion, up 1% from last year, reflecting growth in new client acquisition and demand in trade finance and technology offsetting declines in commercial real estate.

Credit performance was strong, with net charge-offs of 0.14% and a stable non-performing asset ratio.

We are one of the largest middle market banks in the country, but we still have plenty of room to expand. While we have strong share in many important markets across the country, we are underrepresented in several large and important markets.

To bridge this gap, we have hired 185 coverage bankers over the last two years, with over 60% of those in 2025. We've targeted 20 high-density markets for growth where we are underpenetrated or where there is further growth opportunity. We have also made hires across key growth verticals like technology, healthcare, and financial sponsors in coordination with Corporate and Investment Banking (CIB). We are encouraged by the early success of our new hires driving higher new client acquisition and loan and deposit growth and plan to continue our expansion in 2026.

I have discussed in prior letters that we had a significant opportunity to better serve our Commercial Banking clients with our Corporate and Investment Banking capabilities. We have expanded CIB coverage to CB clients where we already have an existing relationship and provide credit or cash management services. We have seen great progress with over 25% growth in investment banking and markets fees from Commercial Banking clients in 2025.

As an example of this effort, in February 2025, we were the sole advisor to Quikrete Holdings to facilitate their $11.5 billion acquisition of Summit Materials. Wells Fargo provided $10.7 billion in non-investment grade financing, one of the largest non-investment grade commitments ever made by one bank. We have a nearly 50-year relationship with Quikrete and supported them in six separate transactions since 2013. In this example, we had long-term coverage of the client, and the additional expertise we have added in CIB put us in a position to provide more significant resources than we would have been able to provide historically.

Private credit has been another area of focus for us. Over time, a significant amount of lending had migrated from banks to private lenders with terms, risk characteristics, and structures where we were not comfortable using our balance sheet, either because of regulatory constraints or our own risk tolerances. Because of this, we could not serve our commercial bank clients as we would like. In 2023, we announced Overland Advantage, a partnership with Centerbridge Partners, to offer private credit solutions to our Commercial Banking clients. By combining our substantial origination network and deep knowledge of our customer base with Centerbridge's specialized credit expertise, we can provide bespoke financing solutions that do not fit typical bank models.

The results have been strong as we have helped raise approximately $7 billion in financing since June 2024. Approximately $3.6 billion in direct loans were arranged by Overland Advantage, and another $3.3 billion in bank financing was arranged by Wells Fargo as we were able to complement the Overland Advantage loan with a traditional Wells Fargo balance sheet product at the same time.

These capabilities not only allow us to earn high return, fee-based revenue but also allow us to strengthen client relationships by providing comprehensive capital solutions.

We are also investing in building new digital tools for faster loan approvals and payments and are upgrading our lending systems, digital client experiences, and payment infrastructure. We will also pilot blockchain-based payment solutions this year in Commercial Banking to streamline cross-border transactions.

This is a great business where we have significant scale and still great opportunities to expand organically.

Corporate and Investment Banking

Corporate and Investment Banking serves corporate, commercial real estate, government, and institutional clients with banking, capital markets, and investment banking solutions.

Our Corporate and Investment Banking segment had a great year, capitalizing on strong markets and our strengthened platform.

Net income was $7.3 billion and return on allocated capital was 15.6%.

Revenue declined by 1% to $19.2 billion, driven by lower net interest income, partially offset by a 12% increase in investment banking fees from debt underwriting activities.

Our desire to build a broader Corporate and Investment Bank is based on our desire to serve the many companies we currently bank more completely by providing a broader set of capital and advisory solutions. We are a significant lender to much of the Fortune 500 and are a provider of cash management solutions for them. We have long term relationships, understand the credits, and can do more for them. The growth opportunities here are a natural extension of what we currently do, not a new business for us. What is new is the willingness to invest more aggressively in people and technology and dedicate more balance sheet to these activities.

We are building this business with people that believe in leveraging the entire Wells Fargo platform, who put clients ahead of their own interests, build relationships for the long term, and are prudent about the risks they take.

While we still have many more opportunities, we have made great progress. Since 2021, we have grown our investment banking market share from 2.7% to 4.3%. Our announced M&A market share has more than doubled since 2021. In 2025, we played a leading role in 4 of the 10 largest M&A transactions including the two largest and we went from 12th to 8th in announced M&A league tables from 2024 to 2025. Our equity franchise also advanced significantly, reflected in a 117 basis points increase in IPO market share. In 2025, we were the #1 acquisition financing bank in the U.S., supporting one out of every three deals.

We have also been expanding our trading capabilities. Trading activities benefited from increased client flows and volatility in interest rates and commodities. With the asset cap lifted, we increased trading-related assets by 50% to support customer flows and financing, which should lead to more business over time. Growth was primarily in support of our institutional clients, an area of focus where we are underpenetrated. We also continue to build momentum in our electronic trading capabilities and in growing foreign exchange volumes through methodically adding clients across the asset management industry to complement our strong existing business with corporates.

Our Commercial Real Estate business remains a strength of Wells Fargo. Origination activity remains strong despite a highly active and competitive market. We continue to primarily see consistent fundamentals across our portfolio including strong demand and activity. We maintained our leading #1 position in U.S. CMBS issuance and Real Estate Loan Syndications.

Our progress has received external recognition, including being named Bank of the Year by International Financing Review. They noted our methodical transformation and our simple strategy of deploying our full resources to support clients.

While we want to grow our businesses, we are keenly aware that many have failed in doing so. I mentioned our competitive advantages that many others did not have, but we are also focused on maintaining a consistent culture and doing high quality business with high quality clients with a consistent risk mindset.

Wealth and Investment Management

Wealth and Investment Management (WIM) serves affluent and high-net-worth clients with personalized wealth and investment solutions.

Net income was $2.1 billion and return on allocated capital was 31.7%.

Revenue of $16.3 billion, which grew 6% from 2024, was driven by higher asset-based fees amid favorable market conditions. Client assets under management surpassed $2.5 trillion, growing over $200 billion in 2025 benefitting from market appreciation and net asset flows. We enhanced our advisory offerings, launching new digital wealth tools and expanding our family office services for ultra-high-net-worth clients.

We had continued momentum in WIM with total financial advisor hires increasing, attrition declining, and net asset flows accelerating in the second half of 2025.

Expenses rose 5% due to higher revenue-related compensation, and our efficiency ratio remained at 83%.

We continue to invest across our platform to enhance advisor productivity and ease of doing business, including the ongoing modernization of our fully integrated advisor platform with industry-leading tools that enable a more seamless and personalized client experience.

We are deepening our focus on holistic client relationships by expanding our banking solutions. Period end loan balances grew 7% in 2025, accelerating in the second half of the year. In parallel, we have scaled our alternative investment capabilities, enabling advisors to deliver differentiated solutions while strengthening our ability to attract and retain larger advisory teams.

We are differentiated by our multi-channel strategy where we have traditional financial advisors, bank based financial advisors, an independent advisor channel, and direct offering to consumers. Having the bank channel in addition to the traditional financial advisor gives us more access to affluent individuals than standalone wealth managers. And being able to offer an independent advisor channel with access to our platform and capabilities puts us in a position to attract more advisors and the clients they serve. We are investing across all channels to satisfy the desires of our advisors and our clients.

Wealth management continues to be a great business with strong growth prospects. Our multi-channel strategy as well as our belief that people will continue to value a personal relationship with an advisor augmented with strong artificial intelligence (AI) and digital capabilities positions us well for the future.

Risk and Control

The removal of the asset cap in June 2025 was a direct result of our unwavering commitment to enhancing our risk and control framework, where we have invested significantly since 2019. This included hiring thousands of risk professionals, rebuilding our risk management programs, predominantly around operational risk and compliance, and implementing robust governance structures. In 2025 alone, we closed 7 additional consent orders. Earlier this month, we closed our final outstanding consent order, bringing the total to 14 terminated since 2019. With this work behind us, we can now dedicate more time and resources to innovation and client service. We are incredibly proud of our success and understand the importance of sustaining this culture.

Recognizing Everyone at Wells Fargo

In recognition of the extraordinary efforts by our employees in achieving the removal of the asset cap and advancing our transformation, we awarded a special $2,000 grant to all full-time employees in 2025[2]. For most, this came in the form of restricted stock units, providing an opportunity to share in the company's future success and align their interests with those of our shareholders. This gesture not only celebrated our collective accomplishments but also reinforced our commitment to fostering a motivated and ownership-minded workforce.

In addition to the special award we made mid-year, we awarded employees who generally earn below $75,000 a special one-time payment of $1,100 to recognize our strong performance in 2025. Nearly 90,000 employees received this award, and it is the third consecutive year of such an award.

Complementing this recognition, we made significant additions to our employee training programs in 2025, including the expansion of our Career Development Program, which provided enhanced professional development opportunities, networking events, and senior leader exposure to thousands of entry-to-mid-level employees. We also bolstered our Early Careers initiatives with specialized training in technical and professional skills, preparing undergraduates and postgraduates for long-term success within the company. These enhancements underscore our dedication to continuous learning and skill-building, ensuring our workforce remains agile and equipped for future challenges.

Changes in Banking

There is more change and more competition than ever in our businesses. In addition to competing with traditional financial institutions, we compete with fintechs and others from different industries. Technology has changed how businesses operate, who can participate, and what business models look like. We are reacting by engaging with third parties and by accelerating the use of new tools to build our own capabilities.

Payments, Digital Assets, Blockchain, and Tokenization

Payments are one such place where significant competition has emerged and we believe being the primary provider of payments for our clients remains critical for building a broader relationship. In our wholesale businesses, we accelerated investments in digital payment solutions, including the modernization of our Wells Fargo Vantage portal, which serves as a one-stop shop for corporate clients to manage accounts, move money, and automate payments.

I already discussed the success we have had in our credit card business where we are growing both loans and payments volumes.

We are working closely with Early Warning Services (EWS) to support the rollout and expansion of Paze, an online checkout solution. Paze simplifies online shopping by allowing customers to use their eligible Wells Fargo credit and debit cards without entering card details, enhancing security and convenience at participating merchants.

We continue to have success in building Zelle payment volumes, with volume from our customers exceeding $336 billion, up 22% versus 2024. Total transactions increased 17% to 1.18 billion.

We are also working inside Wells Fargo and with others in the industry on stablecoins and tokenization. Through our collaboration with Early Warning Services, we are actively involved in developing a stablecoin aimed at facilitating efficient, low-cost payments for retail and cross-border transactions. This stablecoin, backed by reserves and designed for interoperability, will leverage blockchain technology.

Beyond stablecoins, we expanded our tokenization efforts, including deposits and other pilots for tokenizing real-world assets such as bonds and treasuries, which streamline trading and reduce settlement times. This work, supported by our compliance and risk framework, which is required of regulated institutions such as ours, reflects our commitment to responsibly integrating digital assets into our ecosystem for long-term value creation.

Artificial Intelligence

We have been using AI across our business for years. AI models are embedded in our risk and marketing analytics, our relationship management systems providing client insights, and our virtual assistant Fargo, which handled nearly 600 million autonomous customer interactions in 2025, enhancing personalization and efficiency. But opportunities to use AI today go far beyond what we have done historically.

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2. The special award varied in select international locations and for select employee classifications.

Not to be dramatic, but AI will probably be the most impactful development that we will witness in our lifetime. The opportunities seem endless as you think about how models and agents will continue to consume data and improve their ability to analyze, draw conclusions, create, and reason. The limitations regarding their future capabilities remain uncertain. I am not going to attempt to predict the impact more broadly outside of businesses, though it will be significant and carries risks and unknowns that need to be carefully navigated.

We are thinking broadly about the implications for Wells Fargo. The most obvious and easiest to solve includes creating use cases inside the company. More difficult but equally important is understanding the impact on our clients and broader markets and developing points of view regarding how it will change services and products we provide.

Using GenAI inside Wells Fargo

The opportunities we have to use GenAI today inside the company go well beyond the way we have used AI historically. The ability to process and learn from the enormous amounts of data, reason, draw conclusions, and generate content allow us to rethink almost everything we do. Autonomous decision-making should revolutionize how we handle both simple and complex tasks, allowing employees to focus on more high-value client tasks while boosting productivity.

Throughout 2025, we have been building platforms and deploying GenAI tools broadly across the company. We want almost everyone to be able to use the most current tools and models in a controlled environment, learn firsthand what these tools can do, and build tools that can be broadly deployed.

We have deployed a series of Microsoft Copilot tools that allow a broad group of people to start to experience GenAI. About 190,000 employees have access to Microsoft Copilot Chat and roughly 40,000 employees are also engaging with M365 Copilot to improve email efficiency, summarize or search documents, and analyze spreadsheets.

We have developed an internal platform which gives employees access to tools from other technology providers and multiple models or Large Language Models. This platform provides access to both public and private data, in a secure and controlled environment, where employees can build and eventually deploy custom GenAI solutions and agents. We currently have about 25,000 users and we will continue adding users throughout the year.

We have begun to deploy agentic AI solutions and see great opportunities to improve quality and efficiency. Some examples include using agents in our call centers and internal help desks to automate routine tasks for phone agents. Another example includes using these tools to automate parts of commercial underwriting analysis and produce documents that historically were done by people. This allows our employees to focus on the higher value review of this information before making decisions. This should drive greater consistency and more complete analysis, as well as improving efficiency.

In places where GenAI has been deployed with engineers, we have seen a 35% increase in code written and overall shortened cycle times. Here, we haven’t reduced resources because of the efficiencies gained – we are doing more than we would have been able to do in the past.

We have many more use cases in development and expect 2026 to be an important year to prove the importance of this work.

We are conscious of risks as well. Data privacy breaches, cybersecurity vulnerabilities, model hallucinations causing inaccurate outputs, and regulatory compliance requirements are just a few. To manage these, we have implemented robust governance frameworks, including ongoing model validation, employee training for over 90,000 staff, and development of risk management expertise.

Understanding the impact of GenAI on our clients and managing our risk

The equity markets now recognize that GenAI will impact certain businesses and models, presenting both disruptive risks and the need for significant investment to remain competitive. Markets often initially react more indiscriminately at first and then differentiate as investors develop more informed points of view.

We can see the risks that exist in the technology space given the significant public commitments being made. Profit models do not yet exist for many of these businesses to recoup and earn a return on these investments, but they will develop and some will be paid handsomely given the value they will bring to their users. But there are many parallels to the early internet years when many invested in the space, and ultimately there were huge winners and many losers. Everyone is trying to figure out who falls into which category, but it will take time to see the results.

Our business requires us to constantly make judgements regarding the future success and financial strength of our clients given we take credit and market risks to facilitate capital access. This is evolving analysis inside the company. We are using expertise and information we have in our different businesses to be well positioned to make risk decisions going forward.

GenAI impact on our business model

Software agents will also be capable of changing the client experience in financial services over the next decade. AI driven financial agents will enable institutions and clients to develop better and more timely recommendations across a wide range of activities, from personal financial planning to underwriting, trading, and advisory – all at a scale that has not been possible historically. As these technologies continue to advance, agents will eventually be capable of managing entire workloads due to their growing ability to reason, analyze, and draw conclusions.

Much like our digital solutions today, we see software agents as complementary to how we serve clients rather than as replacements for human interaction and expertise. However, they will take on an increasingly important role as they mature. Despite rapid technological progress, consumers and businesses continue to value trusted relationships and personalized advice from someone they know. While confidence in automated agents will increase as their effectiveness becomes more clear, the shift from simple automation to delegated decision-making will likely occur gradually and adoption will vary across generations. But developing these agents and integrating them into how we serve clients will be essential.

The depth and breadth of what we do for our clients is a competitive advantage for us as we go through this transition. We understand that change is inevitable, and we have the resources necessary to develop highly effective agents. The breadth of data available to us enhances our ability to build sophisticated solutions, while our extensive customer base across multiple lines of business provides a powerful platform for delivering these innovations at scale.

Government and Regulatory Environment

Change in Presidential administrations always brings something different, and this was certainly true in 2025. The Trump administration has taken a very different approach to business and regulation than we had seen from the prior administration.

The administration has been very interested in hearing the perspective of businesses and particularly interested in understanding how they can be helpful in creating greater and more widespread growth.

They have looked to streamline regulations and increase the number and speed of government approvals when required. It is important to note that their approach to change in banking has been based on analysis, interagency coordination, public comment, and a focus on reforms that unlock economic potential.

They have also worked with regulators to realign their approach to supervision, focusing on safety and soundness. It is hard to describe how significant this change is, and it has allowed us to increase our focus on the most important risks we face. They are also relooking at capital planning, liquidity requirements and the examination of reputation risk.

For Wells Fargo, this landscape supports our growth strategies and reinforces our ability to serve customers effectively.

As I write this, the Senate is working to potentially advance the CLARITY Act which, among other things, creates a framework for digital assets, including stablecoins. We are supportive of creating clear rules that allow for innovation to occur and believe this should be done in a way which is consistent with lessons learned over many years that created necessary consumer protections and regulatory oversight. We believe comparable activities should be conducted with comparable protections for customers and for the integrity of the financial system, regardless of what type of company supplies the services. Anything other than that creates risk that could grow to be meaningful for both the financial system and for consumers.

Supporting Local Communities

Our commitment to supporting local communities remained a key priority in 2025, as we invested in initiatives that promote financial resilience, housing affordability, and small business growth. We advanced our Banking Inclusion Initiative, establishing more HOPE Inside centers in select branches to provide free financial coaching to underbanked communities, with plans to expand to 50 centers by the end of this year. In housing, we awarded grants through the Housing Affordability Breakthrough Challenge to support innovative solutions for affordable homes. Additionally, we continued to provide funding to Community Development Financial Institutions, enabling greater lending to small businesses and fostering economic development in underserved areas. These efforts, combined with nearly $280 million in donations to nearly 1,800 nonprofits, exemplify our role in building stronger, more inclusive communities.

Our Franchise and Opportunity

We continue to believe our franchise remains enviable due to its scale, diversification, and deep integration across segments, creating synergies that few competitors can match. With 60 million customers, a nationwide branch network, and leading positions in consumer banking, commercial lending, investment banking, and wealth management, we benefit from a holistic ecosystem where the pieces fit together to provide differentiated value to clients. For instance, our consumer relationships feed into wealth management inflows, while commercial clients leverage our investment banking expertise for capital markets access, and all segments benefit from shared digital platforms, data analytics, and AI development. This interconnected model allows us to serve our customers and clients more holistically, enhances customer loyalty, and generates broader revenue streams and higher returns.

And we are lucky to have the great market positions we have here in the United States. This is the most attractive financial services market in the world offering a stable economic environment, robust consumer spending, and well-developed and transparent markets. With the world's largest economy, great educational systems, favorable demographics, and a culture of innovation, the U.S. provides a fertile ground for organic expansion.

Having said that, we are young as a transformed company and still have much to prove. We have shown we can execute and build the infrastructure for a company of our size and complexity, and we have shown that we can invest and see the benefits in our results. But we need to prove we can do this more broadly, manage risk effectively as we grow, and maintain this operating model through business cycles and an expanding competitive environment. I believe we are up to the challenge.

Risks We See

While we are optimistic about the trajectory ahead, it is prudent to acknowledge the risks that we face.

The economy has been incredibly resilient, but there is always a risk that can change. Inflation continues to rank among the top perceived risks to both the global and domestic economies, a concern that has lingered since 2021 and remains elevated as of December 2025. Despite moderation, structural factors such as wage growth stabilizing at high levels and supply chain disruptions could reignite inflationary pressures, potentially forcing central banks to maintain or even raise interest rates higher than anticipated.

Geopolitical uncertainties and trade tensions further compound these risks. The turbulent events of 2025 and into 2026, including tariff announcements and the longest U.S. government shutdown in history, highlighted the volatility stemming from policy shifts. Ongoing trade disputes, especially with major partners like China and the EU, could escalate, leading to higher input costs for businesses and reduced global growth. Risks from the ongoing conflicts in Ukraine and Iran and tensions with Taiwan and Venezuela add to the uncertainties.

Additionally, the U.S. debt will continue to be a worry, with rising fiscal deficits potentially crowding out private investment and elevating long-term interest rates.

Unemployment trends also warrant monitoring. A sharper-than-expected slowdown could trigger recessionary conditions, increasing credit losses in our commercial and consumer portfolios.

While it is not clear that the risks above will negatively impact the economy in 2026, what is clear is that we have been in a bull market for quite a long time, credit spreads are the narrowest they've been in 30 years, and the amount of liquidity in the market has been substantial. This has supported asset prices and economic activity but also introduces significant risks that we must vigilantly manage.

When this kind of environment persists, bubbles are created. This could eventually be seen in credit results, equity and commodity valuations, and business activity. It is hard to determine at what point the market will react or deterioration will occur in fundamentals, but it will eventually happen and we need to be on the lookout and be prepared.

High liquidity can also mask risks that exist in key markets, such as Treasuries and foreign exchange, where even deep liquidity pools proved fragile during episodes like the April 2025 deterioration in Treasury market conditions. Sudden spikes in funding costs or reduced liquidity, triggered by macro financial shocks, could raise borrowing expenses for corporations and households, impacting our lending volumes and credit quality. In emerging markets and crypto sectors, liquidity constraints are even more pronounced.

Given the amount we lend to consumers and institutions as well as our trading activity, we would likely be impacted. We are not immune to market and credit movements, but we are conscious of these risks and work to produce strong returns over market and economic cycles.

To be clear, we are more constructive on 2026 than the risks above might suggest given the strong underlying fundamentals. But it is important to recognize the risks and be prepared for them.

Opportunities Ahead

Looking ahead to 2026, we see abundant opportunities to build on our momentum. We are cautiously optimistic about the economic environment, and we believe we should be able to grow faster than the market over time, reinvigorating the business after past constraints, and increasing market share in a profitable way. This is a multi-year goal but we are seeing the progress in our results.

I am frequently asked about our desire to pursue M&A since the regulatory environment is much more welcoming of business combinations. We should always consider ways to increase franchise value, including M&A opportunities, but our willingness to pursue a transaction is anchored in our belief that we have one of the great financial services franchises in the world which is now free from constraints we had lived with since 2018 and has significant organic growth opportunities. We are one of the few financial institutions with such a complete business and the scale others find difficult to compete with. Therefore, the bar is high to pursue anything sizeable. Simply said, we feel no pressure to pursue sizeable M&A, focusing instead on organic growth, but if a great opportunity exists, we will look at it with an eye towards maintaining and increasing shareholder value.

Our aspirations remain clear: to be the top U.S. consumer and small business bank and wealth manager, providing industry-leading deposit, loan, investment, and payments products; and to be the top U.S. bank for businesses of all sizes with a goal of being a top 5 U.S. investment bank. We are now targeting a 17% to 18% return on tangible common equity over the medium term, and then will reassess that target when it is achieved. We believe our businesses should have amongst the strongest returns in our industry when compared to those who are similarly investing in growth.

I want to express my deepest gratitude to our dedicated team of over 205,000 employees worldwide, our loyal customers, and you, our valued shareholders, for your continued trust and support.

In closing, 2025 was a year of delivery and progress, positioning Wells Fargo as a stronger, more agile institution. Our financial strength, strategic execution, and commitment to stakeholders set the stage for continued success in 2026. I'm excited about our momentum and look forward to building on our success from a position of strength. Thank you and I look forward to updating you on our journey.

Charles W. Scharf
Chairman and Chief Executive Officer
Wells Fargo & Company
March 16, 2026

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Our Performance

$ and shares outstanding in millions, except per share amounts		2025	2024	2023
SELECTED INCOME STATEMENT DATA				
Total revenue	$	**83,699**	82,296	82,597
Noninterest expense		**54,842**	54,598	55,562
Pre-tax pre-provision profit[1]		**28,857**	27,698	27,035
Provision for credit losses[2]		**3,658**	4,334	5,399
Wells Fargo net income		**21,338**	19,722	19,142
Wells Fargo net income applicable to common stock		**20,285**	18,606	17,982
COMMON SHARE DATA				
Diluted earnings per common share		**6.26**	5.37	4.83
Dividends declared per common share		**1.70**	1.50	1.30
Common shares outstanding		**3,092.6**	3,288.9	3,598.9
Average common shares outstanding		**3,201.8**	3,426.1	3,688.3
Diluted average common shares outstanding		**3,242.3**	3,467.6	3,720.4
Book value per common share[3]	$	**53.24**	48.85	46.25
Tangible book value per common share[3,4]		**45.02**	41.24	39.23
SELECTED EQUITY DATA (PERIOD-END)				
Total equity		**183,038**	181,066	187,443
Common stockholders' equity		**164,651**	160,656	166,444
Tangible common equity[4]		**139,219**	135,628	141,193
PERFORMANCE RATIOS				
Return on average assets (ROA)[5]		**1.07%**	1.03	1.02
Return on average equity (ROE)[6]		**12.4**	11.4	11.0
Return on average tangible common equity (ROTCE)[4]		**14.6**	13.4	13.1
Efficiency ratio[7]		**66**	66	67
SELECTED BALANCE SHEET DATA (AVERAGE)				
Loans	$	**927,491**	915,376	943,916
Assets		**1,986,258**	1,916,697	1,885,475
Deposits		**1,347,245**	1,345,915	1,346,282
SELECTED BALANCE SHEET DATA (PERIOD-END)				
Loans		**986,167**	912,745	936,682
Assets		**2,148,631**	1,929,845	1,932,468
Deposits		**1,426,207**	1,371,804	1,358,173
OTHER METRICS (PERIOD-END)				
Common Equity Tier 1 (CET1) ratio[8]		**10.61%**	11.07	11.43
Market capitalization	$	**288,232**	231,015	177,136
Headcount (#)		**205,198**	217,502	225,869

1. Pre-tax pre-provision profit (PTPP) is total revenue less noninterest expense. Management believes that PTPP is a useful financial measure because it enables investors and others to assess the Company's ability to generate capital to cover credit losses through a credit cycle.
2. Includes provision for credit losses for loans, debt securities, and other financial assets.
3. Book value per common share is common stockholders' equity divided by common shares outstanding. Tangible book value per common share is tangible common equity divided by common shares outstanding.
4. Tangible common equity, tangible book value per common share, and return on average tangible common equity are non-GAAP financial measures. For additional information, including a corresponding reconciliation to generally accepted accounting principles (GAAP) financial measures, see the "Financial Review – Capital Management – Tangible Common Equity" section in this Report.
5. Represents Wells Fargo net income divided by average assets.
6. Represents Wells Fargo net income applicable to common stock divided by average common stockholders' equity.
7. The efficiency ratio is noninterest expense divided by total revenue (net interest income and noninterest income).
8. For additional information, see the "Financial Review – Capital Management" section and Note 25 (Regulatory Capital Requirements and Other Restrictions) to Financial Statements in this Report.

Wells Fargo & Company 2025 Financial Report

This Annual Report, including the Financial Review and the Financial Statements and related Notes, contains forward-looking statements, which may include forecasts of our financial results and condition, expectations for our operations and business, and our assumptions for those forecasts and expectations. Do not unduly rely on forward-looking statements. Actual results may differ materially from our forward-looking statements due to several factors. Factors that could cause our actual results to differ materially from our forward-looking statements are described in this Report, including in the "Forward-Looking Statements" section, and in the "Risk Factors" and "Regulation and Supervision" sections of our Annual Report on Form 10-K for the year ended December 31, 2025 (2025 Form 10-K).

When we refer to "Wells Fargo," "the Company," "we," "our," or "us" in this Report, we mean Wells Fargo & Company and Subsidiaries (consolidated). When we refer to the "Parent," we mean Wells Fargo & Company. See the "Glossary of Acronyms" for definitions of terms used throughout this Report.

Financial Review

Overview

Wells Fargo & Company is a leading financial services company that has approximately $2.1 trillion in assets. We provide a diversified set of banking, investment and mortgage products and services, as well as consumer and commercial finance, through our four reportable operating segments: Consumer Banking and Lending, Commercial Banking, Corporate and Investment Banking, and Wealth and Investment Management. Wells Fargo ranked No. 33 on Fortune's 2025 rankings of America's largest corporations. We ranked fourth in assets and third in the market value of our common stock among all U.S. banks at December 31, 2025.

Financial Performance

In 2025, we generated $21.3 billion of net income and diluted earnings per share (EPS) of $6.26, compared with $19.7 billion of net income and diluted EPS of $5.37 in 2024. Financial performance for 2025, compared with 2024, included the following:

- total revenue increased due to higher noninterest income, partially offset by lower net interest income;
- noninterest expense increased due to higher technology, telecommunications and equipment expense and personnel expense, partially offset by lower operating losses;
- average loans increased due to growth in our commercial and industrial portfolio, partially offset by declines in our commercial real estate and residential mortgage portfolios; and
- average deposits increased driven by growth in noninterest-bearing deposits, partially offset by a decline in interest-bearing deposits.

Capital and Liquidity

We maintained a strong capital and liquidity position in 2025, which included the following:

- our Common Equity Tier 1 (CET1) ratio was 10.61% under the Standardized Approach (our binding framework), which continued to exceed the regulatory minimum and buffers of 8.50%;
- our total loss absorbing capacity (TLAC) as a percentage of total risk-weighted assets was 23.22%, compared with the regulatory minimum of 21.50%; and
- our liquidity coverage ratio (LCR) was 119%, which continued to exceed the regulatory minimum of 100%.

See the "Capital Management" and the "Risk Management – Asset/Liability Management – Liquidity Risk and Funding" sections in this Report for additional information regarding our capital and liquidity, including the calculation of our regulatory capital and liquidity amounts.

Credit Quality

Credit quality reflected the following:

- The allowance for credit losses (ACL) for loans of $14.3 billion at December 31, 2025, decreased $299 million from December 31, 2024.
- Our provision for credit losses for loans was $3.7 billion in 2025, compared with $4.3 billion in 2024, reflecting a decrease in net loan charge-offs due to lower losses in our commercial real estate portfolio driven by the office property type and lower losses in our auto and other consumer portfolios.
- The allowance coverage for total loans was 1.45% at December 31, 2025, compared with 1.60% at December 31, 2024, reflecting a decrease in the allowance for our commercial real estate portfolio driven by improved credit performance.
- Commercial portfolio net loan charge-offs were $1.0 billion, or 19 basis points of average commercial loans, in 2025, compared with net loan charge-offs of $1.5 billion, or 29 basis points, in 2024, due to lower losses in our commercial real estate portfolio driven by the office property type.
- Consumer portfolio net loan charge-offs were $3.0 billion, or 79 basis points of average consumer loans, in 2025, compared with net loan charge-offs of $3.2 billion, or 85 basis points, in 2024, due to lower losses in our auto and other consumer portfolios.
- Nonperforming assets (NPAs) of $8.5 billion at December 31, 2025, increased $567 million from December 31, 2024, driven by higher commercial and industrial nonaccrual loans. NPAs represented 0.86% of total loans at December 31, 2025.

Table 1 presents a three-year summary of selected financial data and Table 2 presents selected ratios and per common share data.

Table 1: Summary of Selected Financial Data

					Year ended December 31,		
(in millions, except per share amounts)	**2025**	2024	$ Change 2025/ 2024	% Change 2025/ 2024	2023	$ Change 2024/ 2023	% Change 2024/ 2023
Income statement							
Net interest income	**$ 47,484**	47,676	(192)	— %	$ 52,375	(4,699)	(9)%
Noninterest income	**36,215**	34,620	1,595	5	30,222	4,398	15
Total revenue	**83,699**	82,296	1,403	2	82,597	(301)	—
Net charge-offs	**3,990**	4,759	(769)	(16)	3,450	1,309	38
Change in the allowance for credit losses	**(332)**	(425)	93	22	1,949	(2,374)	NM
Provision for credit losses (1)	**3,658**	4,334	(676)	(16)	5,399	(1,065)	(20)
Noninterest expense	**54,842**	54,598	244	—	55,562	(964)	(2)
Income tax expense	**3,841**	3,399	442	13	2,607	792	30
Wells Fargo net income	**21,338**	19,722	1,616	8	19,142	580	3
Wells Fargo net income applicable to common stock	**20,285**	18,606	1,679	9	17,982	624	3
Earnings per common share	**6.34**	5.43	0.91	17	4.88	0.55	11
Diluted earnings per common share	**6.26**	5.37	0.89	17	4.83	0.54	11
Dividends declared per common share	**1.70**	1.50	0.20	13	1.30	0.20	15
Balance sheet (period-end)							
Available-for-sale and held-to-maturity debt securities	**421,596**	397,926	23,670	6	393,156	4,770	1
Loans	**986,167**	912,745	73,422	8	936,682	(23,937)	(3)
Allowance for credit losses for loans	**14,337**	14,636	(299)	(2)	15,088	(452)	(3)
Assets	**2,148,631**	1,929,845	218,786	11	1,932,468	(2,623)	—
Deposits	**1,426,207**	1,371,804	54,403	4	1,358,173	13,631	1
Common stockholders' equity	**164,651**	160,656	3,995	2	166,444	(5,788)	(3)
Wells Fargo stockholders' equity	**181,117**	179,120	1,997	1	185,735	(6,615)	(4)
Total equity	**183,038**	181,066	1,972	1	187,443	(6,377)	(3)

NM – Not meaningful

(1) Includes provision for credit losses for loans, debt securities, and other financial assets.

Table 2: Ratios and Per Common Share Data

		Year ended December 31,	
	2025	2024	2023
Performance ratios			
Return on average assets (ROA) (1)	**1.07%**	1.03	1.02
Return on average equity (ROE) (2)	**12.4**	11.4	11.0
Return on average tangible common equity (ROTCE) (3)	**14.6**	13.4	13.1
Efficiency ratio (4)	**66**	66	67
Capital and other metrics (5)			
Wells Fargo common stockholders' equity to assets	**7.66**	8.32	8.61
Total equity to assets	**8.52**	9.38	9.70
Risk-based capital ratios and components:			
Standardized Approach:			
Common Equity Tier 1 (CET1)	**10.61**	11.07	11.43
Tier 1 capital	**11.86**	12.57	12.98
Total capital	**14.27**	15.18	15.67
Risk-weighted assets (RWAs) (in billions)	**$ 1,294.6**	1,216.1	1,231.7
Advanced Approach:			
Common Equity Tier 1 (CET1)	**12.35%**	12.40	12.63
Tier 1 capital	**13.80**	14.09	14.34
Total capital	**15.70**	16.08	16.40
Risk-weighted assets (RWAs) (in billions)	**$ 1,112.5**	1,085.0	1,114.3
Tier 1 leverage ratio	**7.48%**	8.08	8.50
Supplementary Leverage Ratio (SLR)	**6.23**	6.74	7.09
Total Loss Absorbing Capacity (TLAC) Ratio (6)	**23.22**	24.83	25.05
Liquidity Coverage Ratio (LCR) (7)	**119**	125	125
Average balances:			
Average Wells Fargo common stockholders' equity to average assets	**8.27**	8.54	8.67
Average total equity to average assets	**9.24**	9.59	9.80
Per common share data			
Dividend payout ratio (8)	**27.2**	27.9	26.9
Book value (9)	**$ 53.24**	48.85	46.25

(1) Represents Wells Fargo net income divided by average assets.
(2) Represents Wells Fargo net income applicable to common stock divided by average common stockholders' equity.
(3) Tangible common equity and return on average tangible common equity are non-GAAP financial measures. For additional information, including a corresponding reconciliation to generally accepted accounting principles (GAAP) financial measures, see the "Capital Management – Tangible Common Equity" section in this Report.
(4) The efficiency ratio is noninterest expense divided by total revenue (net interest income and noninterest income).
(5) For additional information, see the "Capital Management" section and Note 25 (Regulatory Capital Requirements and Other Restrictions) to Financial Statements in this Report.
(6) Represents TLAC divided by risk-weighted assets (RWAs), which is our binding TLAC ratio, determined by using the greater of RWAs under the Standardized and Advanced Approaches.
(7) Represents average high-quality liquid assets divided by average projected net cash outflows, as each is defined under the LCR rule.
(8) Dividend payout ratio is dividends declared per common share as a percentage of diluted earnings per common share.
(9) Book value per common share is common stockholders' equity divided by common shares outstanding.

Earnings Performance

Wells Fargo net income for 2025 was $21.3 billion ($6.26 diluted EPS), compared with $19.7 billion ($5.37 diluted EPS) in 2024. Net income increased in 2025, compared with 2024, predominantly due to a $1.6 billion increase in noninterest income and a $676 million decrease in provision for credit losses, partially offset by a $442 million increase in income tax expense and a $244 million increase in noninterest expense.

For a discussion of our 2024 financial results, compared with 2023, see the "Earnings Performance" section of our Annual Report on Form 10-K for the year ended December 31, 2024.

Net Interest Income

Net interest income is the interest earned on interest-earning assets, such as trading assets, debt securities, and loans (including yield-related loan fees) minus the interest paid on interest-bearing liabilities, such as deposits, securities loaned or sold under agreements to repurchase, and long-term debt. The net interest margin is the average yield on earning assets minus the average interest rate paid for deposits and our other sources of funding.

Net interest income and the net interest margin in any one period can be significantly affected by a variety of factors including the mix and overall size of our earning assets portfolio and the cost of funding those assets. In addition, variable sources of interest income, such as loan fees, periodic dividends, and collection of interest on nonaccrual loans, can fluctuate from period to period.

Net interest income decreased in 2025, compared with 2024, driven by the impact of lower interest rates on floating rate assets and deposit mix, partially offset by higher debt securities and loan balances, lower deposit costs, fixed rate asset repricing, and improved results in our Corporate and Investment Banking Markets (Markets) business.

Net interest margin decreased in 2025, compared with 2024, driven by growth in our Markets business.

We also evaluate the Company's net interest income excluding the net interest income of our Markets business. Markets net interest income includes interest income earned on the assets and interest expense paid on the liabilities of the line of business, as well as funding charges and credits using our funds transfer pricing methodology. Net interest income excluding Markets is a non-GAAP financial measure that management believes is useful because it enables management, investors, and others to assess the net interest income from the Company's lending, investing, and deposit-raising activities without the volatility that may be associated with Markets activities. Table 3 provides a reconciliation of this non-GAAP financial measure to a GAAP financial measure.

Table 3: Net Interest Income excluding Markets

			Year ended December 31,	
($ in millions)		**2025**	2024	2023
Net interest income	$	**47,484**	47,676	52,375
Markets net interest income		**737**	396	1,068
Net interest income excluding Markets	$	**46,747**	47,280	51,307

Table 4 presents the individual components of net interest income and net interest margin. Net interest income and net interest margin are presented on a taxable-equivalent basis in Table 4 to consistently reflect income from taxable and tax-exempt assets. The calculation for taxable-equivalent basis was based on a federal statutory tax rate of 21%.

Table 4: Average Balances, Yields and Rates Paid (Taxable-Equivalent Basis) (1)

									Year ended December 31,
			2025			2024			2023
($ in millions)	Average balance	Interest income/ expense	Average interest rates	Average balance	Interest income/ expense	Average interest rates	Average balance	Interest income/ expense	Average interest rates
Assets									
Interest-earning deposits with banks	$ 147,793	5,757	3.90%	$ 189,261	9,182	4.85%	$ 149,401	6,973	4.67 %
Federal funds sold and securities borrowed or purchased under resale agreements	122,113	5,046	4.13	79,128	4,021	5.08	69,878	3,374	4.83
Trading assets (2)	167,647	6,710	4.00	138,446	5,552	4.01	120,024	4,246	3.54
Available-for-sale debt securities	194,053	8,910	4.59	154,866	6,592	4.26	142,743	5,365	3.76
Held-to-maturity debt securities	224,054	5,243	2.34	254,048	6,623	2.61	275,441	7,246	2.63
Loans:									
Commercial and industrial – U.S.	335,405	20,886	6.23	307,909	21,742	7.06	307,953	20,941	6.80
Commercial and industrial – Non-U.S.	66,899	4,053	6.06	64,803	4,630	7.14	74,410	5,043	6.78
Commercial real estate	132,750	8,117	6.11	144,763	9,879	6.82	153,761	10,210	6.64
Lease financing	15,609	906	5.81	16,428	914	5.56	15,386	749	4.87
Total commercial loans	550,663	33,962	6.17	533,903	37,165	6.96	551,510	36,943	6.70
Residential mortgage	245,646	9,103	3.71	255,027	9,316	3.65	264,931	9,313	3.51
Credit card	56,262	7,081	12.59	53,665	6,858	12.78	48,202	6,246	12.96
Auto	44,106	2,439	5.53	44,535	2,291	5.14	51,116	2,415	4.72
Other consumer	30,814	2,265	7.35	28,246	2,379	8.42	28,157	2,349	8.34
Total consumer loans	376,828	20,888	5.54	381,473	20,844	5.46	392,406	20,323	5.18
Total loans	927,491	54,850	5.91	915,376	58,009	6.34	943,916	57,266	6.07
Equity securities (2)	12,072	291	2.41	11,986	386	3.22	12,059	342	2.83
Other interest-earning assets (2)	16,808	810	4.81	13,084	751	5.71	13,825	726	5.17
Total interest-earning assets	$ 1,812,031	87,617	4.84%	$ 1,756,195	91,116	5.19%	$ 1,727,287	85,538	4.95 %
Cash and due from banks	28,483	—		28,193	—		27,463	—	
Goodwill	25,082	—		25,172	—		25,173	—	
Other noninterest-earning assets	120,662	—		107,137	—		105,552	—	
Total noninterest-earning assets	$ 174,227	—		160,502	—		158,188	—	
Total assets	$ 1,986,258	87,617		1,916,697	91,116		1,885,475	85,538	
Liabilities									
Deposits:									
Demand deposits	$ 489,564	10,532	2.15%	$ 448,689	10,258	2.29%	$ 418,542	6,947	1.66 %
Savings deposits	350,604	4,087	1.17	353,916	4,527	1.28	376,233	2,723	0.72
Time deposits	139,115	5,628	4.05	171,622	8,758	5.10	132,492	6,215	4.69
Deposits in non-U.S. offices	7,915	202	2.55	19,309	739	3.83	19,278	618	3.21
Total interest-bearing deposits	987,198	20,449	2.07	993,536	24,282	2.44	946,545	16,503	1.74
Federal funds purchased and securities loaned or sold under agreements to repurchase	161,433	6,907	4.28	91,363	4,766	5.22	65,696	3,313	5.04
Short-term borrowings (2)	9,476	448	4.73	3,458	215	6.22	4,262	242	5.68
Trading liabilities (2)	32,587	1,042	3.20	26,729	820	3.07	23,625	643	2.72
Long-term debt	175,366	10,268	5.85	184,551	12,463	6.75	180,464	11,572	6.41
Other interest-bearing liabilities (2)	19,745	716	3.63	18,270	554	3.06	20,400	470	2.32
Total interest-bearing liabilities	$ 1,385,805	39,830	2.87%	$ 1,317,907	43,100	3.27%	$ 1,240,992	32,743	2.64 %
Noninterest-bearing deposits	360,047	—		352,379	—		399,737	—	
Other noninterest-bearing liabilities	56,930	—		62,532	—		59,886	—	
Total noninterest-bearing liabilities	$ 416,977	—		414,911	—		459,623	—	
Total liabilities	$ 1,802,782	39,830		1,732,818	43,100		1,700,615	32,743	
Total equity	183,476	—		183,879	—		184,860	—	
Total liabilities and equity	$ 1,986,258	39,830		1,916,697	43,100		1,885,475	32,743	
Interest rate spread on a taxable-equivalent basis (3)			1.97%			1.92%			2.31 %
Net interest margin and net interest income on a taxable-equivalent basis (3)		$ 47,787	2.64%		$ 48,016	2.73%		$ 52,795	3.06 %

(1) The average balance amounts represent amortized costs, except for certain held-to-maturity (HTM) debt securities, which exclude unamortized basis adjustments related to the transfer of those securities from available-for-sale (AFS) debt securities. Amortized cost amounts exclude any valuation allowances and unrealized gains or losses, which are included in other noninterest-earning assets and other noninterest-bearing liabilities. Nonaccrual loans and any related income are included in their respective loan categories. The average interest rates are based on interest income or expense amounts for the period and are annualized. Interest rates and amounts include the effects of hedge and risk management activities associated with the respective asset and liability categories.

(2) In fourth quarter 2025, we changed the presentation of certain items on our consolidated balance sheet, including trading assets and liabilities and short-term borrowings, with corresponding changes to our consolidated statement of income. Prior period balances have been revised to conform with the current period presentation. For additional information, see Note 1 (Summary of Significant Accounting Policies) to Financial Statements in this Report.

(3) Includes taxable-equivalent adjustments of $303 million, $340 million, and $420 million for the years ended December 31, 2025, 2024, and 2023, respectively, predominantly related to tax-exempt income on certain loans and securities.

Table 5 allocates the changes in net interest income on a taxable-equivalent basis to changes in either average balances or average rates for both interest-earning assets and interest-bearing liabilities. Because of the numerous simultaneous volume and rate changes during any period, it is not possible to precisely allocate such changes between volume and rate. For this table, changes that are not solely due to either volume or rate are allocated to these categories on a pro-rata basis based on the absolute value of the change due to average volume and average rate.

Table 5: Analysis of Changes in Net Interest Income

						Year ended December 31,
	2025 vs. 2024			2024 vs. 2023		
(in millions)	**Volume**	**Rate**	**Total**	Volume	Rate	Total
Increase (decrease) in interest income:						
Interest-earning deposits with banks	**$ (1,808)**	**(1,617)**	**(3,425)**	1,930	279	2,209
Federal funds sold and securities borrowed or purchased under resale agreements	**1,881**	**(856)**	**1,025**	465	182	647
Trading assets (1)	**1,172**	**(14)**	**1,158**	700	606	1,306
Available-for-sale debt securities	**1,775**	**543**	**2,318**	478	749	1,227
Held-to-maturity debt securities	**(736)**	**(644)**	**(1,380)**	(568)	(55)	(623)
Loans:						
Commercial and industrial – U.S.	**1,837**	**(2,693)**	**(856)**	(3)	804	801
Commercial and industrial – Non-U.S.	**145**	**(722)**	**(577)**	(672)	259	(413)
Commercial real estate	**(781)**	**(981)**	**(1,762)**	(605)	274	(331)
Lease financing	**(48)**	**40**	**(8)**	54	111	165
Total commercial loans	**1,153**	**(4,356)**	**(3,203)**	(1,226)	1,448	222
Residential mortgage	**(359)**	**146**	**(213)**	(358)	361	3
Credit card	**327**	**(104)**	**223**	700	(88)	612
Auto	**(22)**	**170**	**148**	(328)	204	(124)
Other consumer	**204**	**(318)**	**(114)**	7	23	30
Total consumer loans	**150**	**(106)**	**44**	21	500	521
Total loans	**1,303**	**(4,462)**	**(3,159)**	(1,205)	1,948	743
Equity securities (1)	**3**	**(98)**	**(95)**	(2)	46	44
Other interest-earning assets (1)	**190**	**(131)**	**59**	(42)	67	25
Total increase (decrease) in interest income	**$ 3,780**	**(7,279)**	**(3,499)**	1,756	3,822	5,578
Increase (decrease) in interest expense:						
Deposits:						
Demand deposits	**$ 916**	**(642)**	**274**	528	2,783	3,311
Savings deposits	**(43)**	**(397)**	**(440)**	(171)	1,975	1,804
Time deposits	**(1,500)**	**(1,630)**	**(3,130)**	1,962	581	2,543
Deposits in non-U.S. offices	**(343)**	**(194)**	**(537)**	1	120	121
Total interest-bearing deposits	**(970)**	**(2,863)**	**(3,833)**	2,320	5,459	7,779
Federal funds purchased and securities loaned or sold under agreements to repurchase	**3,125**	**(984)**	**2,141**	1,332	121	1,453
Short-term borrowings (1)	**296**	**(63)**	**233**	(49)	22	(27)
Trading liabilities (1)	**186**	**36**	**222**	89	88	177
Long-term debt	**(597)**	**(1,598)**	**(2,195)**	266	625	891
Other interest-bearing liabilities (1)	**49**	**113**	**162**	(53)	137	84
Total increase (decrease) in interest expense	**2,089**	**(5,359)**	**(3,270)**	3,905	6,452	10,357
Increase (decrease) in net interest income on a taxable-equivalent basis	**$ 1,691**	**(1,920)**	**(229)**	(2,149)	(2,630)	**(4,779)**

(1) In fourth quarter 2025, we changed the presentation of certain items on our consolidated balance sheet, including trading assets and liabilities and short-term borrowings, with corresponding changes to our consolidated statement of income. Prior period balances have been revised to conform with the current period presentation. For additional information, see Note 1 (Summary of Significant Accounting Policies) to Financial Statements in this Report.

Noninterest Income

Table 6: Noninterest Income

					Year ended December 31,			
($ in millions)	2025	2024	$ Change 2025/ 2024	% Change 2025/ 2024	2023	$ Change 2024/ 2023	% Change 2024/ 2023
Deposit-related fees	$ **5,099**	5,015	84	2 %	$ 4,694	321	7 %
Lending-related fees	**1,514**	1,500	14	1	1,446	54	4
Investment advisory and other asset-based fees	**10,498**	9,775	723	7	8,670	1,105	13
Commissions and brokerage services fees	**2,556**	2,521	35	1	2,375	146	6
Investment banking fees	**3,027**	2,665	362	14	1,649	1,016	62
Card fees	**4,589**	4,342	247	6	4,256	86	2
Mortgage banking	**1,152**	1,047	105	10	829	218	26
Net gains from trading activities (1)	**5,147**	5,366	(219)	(4)	4,879	487	10
Net gains (losses) from debt securities	**(144)**	(920)	776	84	10	(930)	NM
Net gains (losses) from equity securities	**244**	1,070	(826)	(77)	(441)	1,511	343
Other (1)(2)	**2,533**	2,239	294	13	1,855	384	21
Total	$ **36,215**	34,620	1,595	5	$ 30,222	4,398	15

NM – Not meaningful
(1) In fourth quarter 2025, we changed the presentation of certain items on our consolidated balance sheet, including trading assets and liabilities. In connection with these changes, we reclassified the gains (losses) related to our physical commodities inventory, including the related hedging impacts, from other noninterest income to net gains from trading activities. Prior period balances have been revised to conform with the current period presentation. For additional information, see Note 1 (Summary of Significant Accounting Policies) to Financial Statements in this Report.
(2) In fourth quarter 2025, we reclassified lease income into other noninterest income. Prior period balances have been revised to conform with the current period presentation.

Full year 2025 vs. full year 2024

Deposit-related fees increased reflecting higher treasury management fees on commercial accounts driven by lower earnings credits due to a decrease in interest rates, as well as higher transaction volumes and repricing, partially offset by lower overdraft fees.

Investment advisory and other asset-based fees increased driven by higher asset-based fees reflecting higher market valuations.

Fees from the majority of Wealth and Investment Management (WIM) advisory assets are based on a percentage of the market value of the assets at the beginning of the quarter. For additional information on certain client investment assets, see the "Earnings Performance – Operating Segment Results – Wealth and Investment Management – WIM Advisory Assets" section in this Report.

Investment banking fees increased due to higher debt underwriting fees.

Card fees increased driven by higher revenue following our merchant services joint venture acquisition in 2025, as well as increased consumer credit card activity. Following the acquisition, the revenue from the merchant services business has been included in card fees. Prior to the acquisition, our share of the net earnings of the joint venture was included in other noninterest income.

Mortgage banking increased driven by valuation adjustments associated with sales of mortgage servicing rights (MSRs), partially offset by lower net servicing fees resulting from portfolio run-off and servicing sales, including the sale of the non-agency portion of our commercial mortgage third-party servicing business in 2025.

Net gains from trading activities decreased driven by lower revenue from mortgage trading, partially offset by higher revenue in commodities products.

Net losses from debt securities decreased driven by higher net losses related to a repositioning of our investment securities portfolio in 2024.

Net gains from equity securities decreased driven by lower realized and unrealized gains from our venture capital investments, partially offset by lower impairment losses.

Other income increased driven by:
- a $263 million gain on the sale of the non-agency portion of our commercial mortgage third-party servicing business in 2025; and
- a $253 million gain associated with our merchant services joint venture acquisition in 2025;

partially offset by:
- lower lease income driven by a gain associated with the resolution of a legacy lease transaction in 2024.

Noninterest Expense

Table 7: Noninterest Expense

	Year ended December 31,						
($ in millions)	**2025**	2024	$ Change 2025/ 2024	% Change 2025/ 2024	2023	$ Change 2024/ 2023	% Change 2024/ 2023
Personnel	**$ 36,281**	35,729	552	2%	$ 35,829	(100)	—%
Technology, telecommunications and equipment	**5,203**	4,583	620	14	3,920	663	17
Occupancy	**3,151**	3,052	99	3	2,884	168	6
Professional and outside services	**4,540**	4,607	(67)	(1)	5,085	(478)	(9)
Advertising and promotion	**1,094**	869	225	26	812	57	7
Other (1)	**4,573**	5,758	(1,185)	(21)	7,032	(1,274)	(18)
Total	**$ 54,842**	54,598	244	—	$ 55,562	(964)	(2)

(1) In fourth quarter 2025, we reclassified operating losses and lease expense into other noninterest expense. Prior period balances have been revised to conform with the current period presentation.

Full year 2025 vs. full year 2024

Personnel expense increased due to:
- higher revenue-related compensation expense driven by higher fees in our Wealth and Investment Management business;
- higher severance expense; and
- expense for a special award to employees related to the removal of our asset cap in 2025;

partially offset by:
- the impact of efficiency initiatives.

For additional information on personnel expense, see Note 20 (Revenue and Expenses) to Financial Statements in this Report.

Technology, telecommunications and equipment expense increased due to higher expense for the amortization of internally developed software, higher software maintenance and licenses expense, and higher hardware depreciation expense.

Advertising and promotion expense increased reflecting higher marketing campaign volume.

Other expense decreased reflecting lower expense for customer remediation activities and lower regulatory charges and assessments expense driven by updates to the Federal Deposit Insurance Corporation (FDIC) special assessment to recover losses to the FDIC deposit insurance fund as a result of bank failures in the first half of 2023.

For additional information on other expense, see Note 20 (Revenue and Expenses) to Financial Statements in this Report.

Income Tax Expense

Table 8: Income Tax Expense

	Year ended December 31,						
($ in millions)	**2025**	2024	$ Change 2025/ 2024	% Change 2025/ 2024	2023	$ Change 2024/ 2023	% Change 2024/ 2023
Income before income tax expense	**$ 25,199**	23,364	1,835	8 %	$ 21,636	1,728	8%
Income tax expense	**3,841**	3,399	442	13	2,607	792	30
Effective income tax rate	**15.2%**	14.7			12.0 %		

The increase in the effective income tax rate for 2025, compared with 2024, was driven by higher pre-tax income and lower discrete tax benefits.

For additional information on income taxes, see Note 22 (Income Taxes) to Financial Statements in this Report.

Operating Segment Results

Our management reporting is organized into four reportable operating segments: Consumer Banking and Lending; Commercial Banking; Corporate and Investment Banking; and Wealth and Investment Management. All other business activities that are not included in the reportable operating segments have been included in Corporate. We define our reportable operating segments based on the product or service provided and the type of customer served, and their results are based on our management reporting process. The management reporting process measures the performance of the reportable operating segments based on the Company's management structure, and the results are regularly reviewed with our Chief Executive Officer (CEO) and relevant senior management. The management reporting process is based on U.S. GAAP and includes specific adjustments, such as funds transfer pricing for asset/liability management, shared revenue and expenses, and taxable-equivalent adjustments to consistently reflect income from taxable and tax-exempt sources, which allows management to assess performance consistently across the operating segments.

Funds Transfer Pricing. Corporate treasury manages a funds transfer pricing methodology that considers interest rate risk, liquidity risk, and other product characteristics. Operating segments pay a funding charge for their assets and receive a funding credit for their deposits, both of which are included in net interest income. The net impact of the funding charges or credits is recognized in corporate treasury.

Revenue Sharing and Expense Allocations. When lines of business jointly serve customers, the line of business that is responsible for providing the product or service recognizes revenue or expense with a referral fee paid or an allocation of cost to the other line of business based on established internal revenue-sharing agreements.

When a line of business uses a service provided by another line of business, expense is generally allocated based on the cost and use of the service provided. Enterprise functions, such as operations, technology, and risk management, are included in Corporate with an allocation of their applicable costs to the reportable operating segments based on the level of support provided by the enterprise function. We periodically assess and update our revenue sharing and expense allocation methodologies.

Taxable-Equivalent Adjustments. Taxable-equivalent adjustments related to tax-exempt income on certain loans and debt securities are included in net interest income, while taxable-equivalent adjustments related to income tax credits for affordable housing and renewable energy investments are included in noninterest income, in each case with corresponding impacts to income tax expense (benefit). Adjustments are included in Corporate, Commercial Banking, and Corporate and Investment Banking and are eliminated to reconcile to the Company's consolidated financial results.

Allocated Capital. Reportable operating segments are allocated capital under a risk-sensitive framework that is primarily based on aspects of our regulatory capital requirements, and the assumptions and methodologies used to allocate capital are periodically assessed and updated. Management believes that return on allocated capital is a useful financial measure because it enables management, investors, and others to assess a reportable operating segment's use of capital.

Selected Metrics. We present certain financial and nonfinancial metrics that management uses when evaluating reportable operating segment results. Management believes that these metrics are useful to investors and others to assess the performance, customer growth, and trends of reportable operating segments or lines of business.

Table 9 and the following discussion present our results by reportable operating segment. For additional information, see Note 19 (Operating Segments) to Financial Statements in this Report.

Table 9: Operating Segment Results – Highlights

(in millions)		Consumer Banking and Lending	Commercial Banking	Corporate and Investment Banking	Wealth and Investment Management	Corporate (1)	Reconciling Items (2)	Consolidated Company
Year ended December 31, 2025								
Net interest income	**$**	**29,183**	**7,902**	**7,557**	**3,684**	**(539)**	**(303)**	**47,484**
Noninterest income		**8,179**	**4,076**	**11,675**	**12,644**	**1,286**	**(1,645)**	**36,215**
Total revenue		**37,362**	**11,978**	**19,232**	**16,328**	**747**	**(1,948)**	**83,699**
Provision for credit losses		**3,362**	**288**	**74**	**—**	**(66)**	**—**	**3,658**
Noninterest expense		**23,515**	**6,077**	**9,436**	**13,518**	**2,296**	**—**	**54,842**
Income (loss) before income tax expense (benefit)		**10,485**	**5,613**	**9,722**	**2,810**	**(1,483)**	**(1,948)**	**25,199**
Income tax expense (benefit)		**2,620**	**1,421**	**2,439**	**691**	**(1,382)**	**(1,948)**	**3,841**
Net income (loss) before noncontrolling interests		**7,865**	**4,192**	**7,283**	**2,119**	**(101)**	**—**	**21,358**
Less: Net income from noncontrolling interests		**—**	**8**	**—**	**—**	**12**	**—**	**20**
Net income (loss)	**$**	**7,865**	**4,184**	**7,283**	**2,119**	**(113)**	**—**	**21,338**
Year ended December 31, 2024								
Net interest income	$	28,303	9,096	7,935	3,473	(791)	(340)	47,676
Noninterest income		7,898	3,682	11,409	11,963	1,129	(1,461)	34,620
Total revenue		36,201	12,778	19,344	15,436	338	(1,801)	82,296
Provision for credit losses		3,561	290	521	(22)	(16)	—	4,334
Noninterest expense		23,274	6,190	9,029	12,884	3,221	—	54,598
Income (loss) before income tax expense (benefit)		9,366	6,298	9,794	2,574	(2,867)	(1,801)	23,364
Income tax expense (benefit)		2,357	1,599	2,456	672	(1,884)	(1,801)	3,399
Net income (loss) before noncontrolling interests		7,009	4,699	7,338	1,902	(983)	—	19,965
Less: Net income from noncontrolling interests		—	10	—	—	233	—	243
Net income (loss)	$	7,009	4,689	7,338	1,902	(1,216)	—	19,722
Year ended December 31, 2023								
Net interest income	$	30,185	10,034	9,498	3,966	(888)	(420)	52,375
Noninterest income		7,734	3,415	9,693	10,725	431	(1,776)	30,222
Total revenue		37,919	13,449	19,191	14,691	(457)	(2,196)	82,597
Provision for credit losses		3,299	75	2,007	6	12	—	5,399
Noninterest expense		24,024	6,555	8,618	12,064	4,301	—	55,562
Income (loss) before income tax expense (benefit)		10,596	6,819	8,566	2,621	(4,770)	(2,196)	21,636
Income tax expense (benefit)		2,657	1,704	2,140	657	(2,355)	(2,196)	2,607
Net income (loss) before noncontrolling interests		7,939	5,115	6,426	1,964	(2,415)	—	19,029
Less: Net income (loss) from noncontrolling interests		—	11	—	—	(124)	—	(113)
Net income (loss)	$	7,939	5,104	6,426	1,964	(2,291)	—	19,142

(1) All other business activities that are not included in the reportable operating segments have been included in Corporate. For additional information, see the "Corporate" section below.
(2) Taxable-equivalent adjustments related to tax-exempt income on certain loans and debt securities are included in net interest income, while taxable-equivalent adjustments related to income tax credits for affordable housing and renewable energy investments are included in noninterest income, in each case with corresponding impacts to income tax expense (benefit). Adjustments are included in Corporate, Commercial Banking, and Corporate and Investment Banking and are eliminated to reconcile to the Company's consolidated financial results.

Consumer Banking and Lending offers diversified financial products and services for consumers and small businesses. These financial products and services include checking and savings accounts, credit and debit cards, as well as home, auto, personal, and small business lending.

Table 9a and Table 9b provide additional information for Consumer Banking and Lending.

Table 9a: Consumer Banking and Lending – Income Statement and Selected Metrics

($ in millions, unless otherwise noted)	2025	2024	$ Change 2025/ 2024	% Change 2025/ 2024	2023	$ Change 2024/ 2023	% Change 2024/ 2023
					Year ended December 31,		
Income Statement							
Net interest income	**$ 29,183**	28,303	880	3 %	$ 30,185	(1,882)	(6)%
Noninterest income:							
Deposit-related fees	**2,694**	2,734	(40)	(1)	2,702	32	1
Card fees (1)	**4,337**	4,076	261	6	3,967	109	3
Mortgage banking	**769**	650	119	18	512	138	27
Other	**379**	438	(59)	(13)	553	(115)	(21)
Total noninterest income	**8,179**	7,898	281	4	7,734	164	2
Total revenue	**37,362**	36,201	1,161	3	37,919	(1,718)	(5)
Net charge-offs	**3,236**	3,546	(310)	(9)	2,784	762	27
Change in the allowance for credit losses	**126**	15	111	740	515	(500)	(97)
Provision for credit losses	**3,362**	3,561	(199)	(6)	3,299	262	8
Noninterest expense	**23,515**	23,274	241	1	24,024	(750)	(3)
Income before income tax expense	**10,485**	9,366	1,119	12	10,596	(1,230)	(12)
Income tax expense	**2,620**	2,357	263	11	2,657	(300)	(11)
Net income	**$ 7,865**	7,009	856	12	$ 7,939	(930)	(12)
Revenue by Line of Business							
Consumer, Small and Business Banking	**$ 25,427**	24,510	917	4	$ 25,922	(1,412)	(5)
Consumer Lending:							
Home Lending	**3,364**	3,383	(19)	(1)	3,389	(6)	—
Credit Card	**6,375**	5,908	467	8	5,809	99	2
Auto	**1,016**	1,118	(102)	(9)	1,464	(346)	(24)
Personal Lending	**1,180**	1,282	(102)	(8)	1,335	(53)	(4)
Total revenue	**$ 37,362**	36,201	1,161	3	$ 37,919	(1,718)	(5)
Selected Metrics							
Consumer Banking and Lending:							
Return on allocated capital (2)	**16.7%**	14.8			17.5 %		
Efficiency ratio (3)	**63**	64			63		
Retail bank branches (#, period-end)	**4,090**	4,177		(2)	4,311		(3)
Digital active customers (# in millions, period-end) (4)	**37.2**	36.0		3	34.8		3
Mobile active customers (# in millions, period-end) (4)	**32.8**	31.4		4	29.9		5
Consumer, Small and Business Banking:							
Deposit spread (5)	**2.58%**	2.50			2.61 %		
Debit card purchase volume ($ in billions) (6)	**$ 530.5**	507.5	23.0	5	$ 492.8	14.7	3
Debit card purchase transactions (# in millions) (6)	**10,511**	10,230		3	10,000		2

(continued on following page)

(continued from previous page)

($ in millions, unless otherwise noted)		2025	2024	$ Change 2025/ 2024	% Change 2025/ 2024		2023	$ Change 2024/ 2023	% Change 2024/ 2023
								Year ended December 31,	
Home Lending:									
Mortgage banking:									
Net servicing income	**$**	**619**	422	197	47%	$	300	122	41 %
Net gains on mortgage loan originations/sales		**150**	228	(78)	(34)		212	16	8
Total mortgage banking	**$**	**769**	650	119	18	$	512	138	27
Mortgage loan originations ($ in billions)	**$**	**26.3**	20.2	6.1	30	$	24.2	(4.0)	(17)
% of originations held for sale (HFS)		**30.4%**	40.6				44.6 %		
Third-party mortgage loans serviced ($ in billions, period-end) (7)	**$**	**397.0**	486.9	(89.9)	(18)	$	559.7	(72.8)	(13)
Mortgage servicing rights (MSR) carrying value (period-end)		**5,696**	6,844	(1,148)	(17)		7,468	(624)	(8)
Home lending loans 30+ days delinquency rate (period-end) (8)(9)(10)		**0.31%**	0.29				0.32		
Credit Card (6):									
Credit card purchase volume ($ in billions)	**$**	**186.0**	170.5	15.5	9	$	153.1	17.4	11
Credit card new accounts (# in thousands)		**2,930**	2,429		21		2,566		(5)
Credit card loans 30+ days delinquency rate (period-end) (9)(10)		**2.80%**	2.91				2.80		
Credit card loans 90+ days delinquency rate (period-end) (9)(10)		**1.43**	1.51				1.41		
Auto:									
Auto loan originations ($ in billions)	**$**	**30.5**	16.9	13.6	80	$	17.2	(0.3)	(2)
Auto loans 30+ days delinquency rate (period-end) (9)(10)		**1.52%**	2.31				2.80 %		

(1) In April 2025, we completed our acquisition of the remaining interest in our merchant services joint venture. Following the acquisition, the revenue from this business has been included in card fees. Prior to the acquisition, our share of the net earnings of the joint venture was included in other noninterest income.
(2) Return on allocated capital is segment net income (loss) applicable to common stock divided by segment average allocated capital. Segment net income (loss) applicable to common stock is segment net income (loss) less allocated preferred stock dividends.
(3) Efficiency ratio is segment noninterest expense divided by segment total revenue (net interest income and noninterest income).
(4) Digital and mobile active customers is based on the number of consumer and small business customers who have logged on via a digital or mobile device, respectively, in the prior 90 days. Digital active customers includes both online and mobile customers.
(5) Deposit spread is (i) the internal funds transfer pricing credit on segment deposits minus interest paid to customers for segment deposits, divided by (ii) average segment deposits.
(6) Reflects combined activity for consumer and small business customers.
(7) Excludes residential mortgage loans subserviced for others.
(8) Excludes residential mortgage loans that are insured or guaranteed by U.S government agencies.
(9) Excludes loans held for sale.
(10) Delinquency balances exclude nonaccrual loans.

Full year 2025 vs. full year 2024

Revenue increased driven by:
- higher net interest income reflecting lower deposit pricing and higher deposit balances due to the impact of the transfer of certain business customers from the Commercial Banking operating segment in 2025;
- higher card fees driven by higher revenue following our merchant services joint venture acquisition, as well as increased consumer credit card activity; and
- higher mortgage banking income driven by valuation adjustments associated with MSR sales, partially offset by lower net servicing fees resulting from portfolio run-off and servicing sales.

Provision for credit losses decreased reflecting lower net charge-offs, partially offset by a higher change in allowance for auto loans driven by higher loan balances.

Noninterest expense increased driven by:
- higher advertising expense;
- higher branch personnel expense; and
- the impact of the transfer of certain business customers from the Commercial Banking operating segment in 2025;

partially offset by:
- lower operating losses; and
- the impact of efficiency initiatives.

Table 9b: Consumer Banking and Lending – Balance Sheet

	Year ended December 31,						
($ in millions)	**2025**	2024	$ Change 2025/ 2024	% Change 2025/ 2024	2023	$ Change 2024/ 2023	% Change 2024/ 2023
Selected Balance Sheet Data (average)							
Loans by Line of Business:							
Consumer, Small and Business Banking (1)	**$ 9,815**	6,292	3,523	56 %	$ 6,740	(448)	(7)%
Consumer Lending:							
Home Lending	**202,756**	210,972	(8,216)	(4)	219,601	(8,629)	(4)
Credit Card	**51,027**	48,322	2,705	6	42,894	5,428	13
Auto	**44,602**	45,048	(446)	(1)	51,689	(6,641)	(13)
Personal Lending	**13,852**	14,529	(677)	(5)	14,996	(467)	(3)
Total loans	**$ 322,052**	325,163	(3,111)	(1)	$ 335,920	(10,757)	(3)
Total deposits (1)	**779,994**	774,660	5,334	1	811,091	(36,431)	(4)
Allocated capital	**45,500**	45,500	—	—	44,000	1,500	3
Selected Balance Sheet Data (period-end)							
Loans by Line of Business:							
Consumer, Small and Business Banking (1)	**$ 13,674**	6,256	7,418	119	$ 6,735	(479)	(7)
Consumer Lending:							
Home Lending	**199,742**	207,022	(7,280)	(4)	215,823	(8,801)	(4)
Credit Card	**54,059**	50,992	3,067	6	46,735	4,257	9
Auto	**50,954**	42,914	8,040	19	48,283	(5,369)	(11)
Personal Lending	**14,052**	14,246	(194)	(1)	15,291	(1,045)	(7)
Total loans	**$ 332,481**	321,430	11,051	3	$ 332,867	(11,437)	(3)
Total deposits (1)	**790,962**	783,490	7,472	1	782,309	1,181	—

(1) In third quarter 2025, we prospectively transferred approximately $8 billion of loans and approximately $6 billion of deposits related to certain business customers from the Commercial Banking operating segment to Consumer, Small and Business Banking in the Consumer Banking and Lending operating segment.

Full year 2025 vs. full year 2024

Total loans (period-end) increased due to:
- the impact of the transfer of certain business customers from the Commercial Banking operating segment in 2025;
- an increase in loan balances in our Auto business driven by higher origination volumes reflecting growth across the portfolio, including the impact of a new financing partnership; and
- an increase in loan balances in our Credit Card business due to higher purchase volume and the impact of new account growth;

partially offset by:
- a decline in loan balances in our Home Lending business reflecting paydowns of legacy residential mortgage loans.

Total deposits (average and period-end) increased driven by the impact of the transfer of certain business customers from the Commercial Banking operating segment in 2025.

Commercial Banking provides financial solutions to private, family owned and certain public companies. Products and services include banking and credit products across multiple industry sectors and municipalities, secured lending and lease products, and treasury management.

Table 9c and Table 9d provide additional information for Commercial Banking.

Table 9c: Commercial Banking – Income Statement and Selected Metrics

	Year ended December 31,						
($ in millions)	**2025**	2024	$ Change 2025/ 2024	% Change 2025/ 2024	2023	$ Change 2024/ 2023	% Change 2024/ 2023
Income Statement							
Net interest income	**$ 7,902**	9,096	(1,194)	(13)%	$ 10,034	(938)	(9)%
Noninterest income:							
Deposit-related fees	**1,290**	1,180	110	9	998	182	18
Lending-related fees	**565**	555	10	2	531	24	5
Lease income	**473**	532	(59)	(11)	644	(112)	(17)
Other	**1,748**	1,415	333	24	1,242	173	14
Total noninterest income	**4,076**	3,682	394	11	3,415	267	8
Total revenue	**11,978**	12,778	(800)	(6)	13,449	(671)	(5)
Net charge-offs	**318**	333	(15)	(5)	96	237	247
Change in the allowance for credit losses	**(30)**	(43)	13	30	(21)	(22)	NM
Provision for credit losses	**288**	290	(2)	(1)	75	215	287
Noninterest expense	**6,077**	6,190	(113)	(2)	6,555	(365)	(6)
Income before income tax expense	**5,613**	6,298	(685)	(11)	6,819	(521)	(8)
Income tax expense	**1,421**	1,599	(178)	(11)	1,704	(105)	(6)
Less: Net income from noncontrolling interests	**8**	10	(2)	(20)	11	(1)	(9)
Net income	**$ 4,184**	4,689	(505)	(11)	$ 5,104	(415)	(8)
Revenue by Product							
Lending and leasing	**$ 5,034**	5,201	(167)	(3)	$ 5,314	(113)	(2)
Treasury management and payments	**5,000**	5,690	(690)	(12)	6,214	(524)	(8)
Other	**1,944**	1,887	57	3	1,921	(34)	(2)
Total revenue	**$ 11,978**	12,778	(800)	(6)	$ 13,449	(671)	(5)
Selected Metrics							
Return on allocated capital	**15.1%**	17.1			19.1 %		
Efficiency ratio	**51**	48			49		

NM – Not meaningful

Full year 2025 vs. full year 2024

Revenue decreased driven by:
- lower net interest income reflecting the impact of lower interest rates and the impact of the transfer of certain business customers to the Consumer Banking and Lending operating segment in 2025, partially offset by lower deposit pricing and higher deposit balances;

partially offset by:
- higher other noninterest income related to equity securities, including tax credit investments; and
- higher deposit-related fees reflecting higher treasury management fees on commercial accounts driven by lower earnings credits due to a decrease in interest rates.

Noninterest expense decreased driven by the impact of the transfer of certain business customers to the Consumer Banking and Lending operating segment in 2025, as well as the impact of efficiency initiatives.

Table 9d: Commercial Banking – Balance Sheet

	Year ended December 31,						
($ in millions)	**2025**	2024	$ Change 2025/ 2024	% Change 2025/ 2024	2023	$ Change 2024/ 2023	% Change 2024/ 2023
Selected Balance Sheet Data (average)							
Loans:							
Commercial and industrial	**$ 167,207**	162,827	4,380	3 %	$ 164,062	(1,235)	(1)%
Commercial real estate	**41,218**	44,898	(3,680)	(8)	45,705	(807)	(2)
Lease financing and other	**14,974**	15,332	(358)	(2)	14,335	997	7
Total loans (1)	**$ 223,399**	223,057	342	—	$ 224,102	(1,045)	—
Total deposits (1)	**178,432**	172,129	6,303	4	165,235	6,894	4
Allocated capital	**26,000**	26,000	—	—	25,500	500	2
Selected Balance Sheet Data (period-end)							
Loans:							
Commercial and industrial	**$ 173,931**	163,464	10,467	6	$ 163,797	(333)	—
Commercial real estate	**39,227**	44,506	(5,279)	(12)	45,534	(1,028)	(2)
Lease financing and other	**15,469**	15,348	121	1	15,443	(95)	(1)
Total loans (1)	**$ 228,627**	223,318	5,309	2	$ 224,774	(1,456)	(1)
Total deposits (1)	**190,004**	188,650	1,354	1	162,526	26,124	16

(1) In third quarter 2025, we prospectively transferred approximately $8 billion of loans and approximately $6 billion of deposits related to certain business customers from the Commercial Banking operating segment to Consumer, Small and Business Banking in the Consumer Banking and Lending operating segment.

Full year 2025 vs. full year 2024

Total loans (average and period-end) increased driven by higher client activity, partially offset by the impact of the transfer of certain business customers to the Consumer Banking and Lending operating segment in 2025.

Total deposits (average and period-end) increased driven by additions of deposits from new and existing customers, partially offset by the impact of the transfer of certain business customers to the Consumer Banking and Lending operating segment in 2025.

Corporate and Investment Banking delivers a suite of capital markets, banking, and financial products and services to corporate, commercial real estate, government and institutional clients globally. Products and services include corporate banking, investment banking, treasury management, commercial real estate lending and capital markets, equity and fixed income solutions as well as sales, trading, and research capabilities.

Table 9e and Table 9f provide additional information for Corporate and Investment Banking.

Table 9e: Corporate and Investment Banking – Income Statement and Selected Metrics

	Year ended December 31,						
($ in millions)	2025	2024	$ Change 2025/ 2024	% Change 2025/ 2024	2023	$ Change 2024/ 2023	% Change 2024/ 2023
Income Statement							
Net interest income	$ 7,557	7,935	(378)	(5)%	$ 9,498	(1,563)	(16)%
Noninterest income:							
Deposit-related fees	1,086	1,073	13	1	976	97	10
Lending-related fees	844	842	2	—	790	52	7
Investment banking fees	2,985	2,675	310	12	1,738	937	54
Net gains from trading activities (1)	4,987	5,173	(186)	(4)	4,633	540	12
Other (1)	1,773	1,646	127	8	1,556	90	6
Total noninterest income	11,675	11,409	266	2	9,693	1,716	18
Total revenue	19,232	19,344	(112)	(1)	19,191	153	1
Net charge-offs	450	909	(459)	(50)	581	328	56
Change in the allowance for credit losses	(376)	(388)	12	3	1,426	(1,814)	NM
Provision for credit losses	74	521	(447)	(86)	2,007	(1,486)	(74)
Noninterest expense	9,436	9,029	407	5	8,618	411	5
Income before income tax expense	9,722	9,794	(72)	(1)	8,566	1,228	14
Income tax expense	2,439	2,456	(17)	(1)	2,140	316	15
Net income	$ 7,283	7,338	(55)	(1)	$ 6,426	912	14
Revenue by Line of Business							
Banking:							
Lending	$ 2,522	2,758	(236)	(9)	$ 2,872	(114)	(4)
Treasury Management and Payments	2,507	2,712	(205)	(8)	3,036	(324)	(11)
Investment Banking	2,008	1,814	194	11	1,404	410	29
Total Banking	7,037	7,284	(247)	(3)	7,312	(28)	—
Commercial Real Estate	5,083	5,144	(61)	(1)	5,311	(167)	(3)
Markets:							
Fixed Income, Currencies, and Commodities (FICC)	5,292	5,093	199	4	4,688	405	9
Equities	1,738	1,789	(51)	(3)	1,809	(20)	(1)
Credit Adjustment (CVA/DVA/FVA) and Other (2)	31	(14)	45	321	65	(79)	NM
Total Markets	7,061	6,868	193	3	6,562	306	5
Other	51	48	3	6	6	42	700
Total revenue	$ 19,232	19,344	(112)	(1)	$ 19,191	153	1
Selected Metrics							
Return on allocated capital	15.6%	15.7			13.8 %		
Efficiency ratio	49	47			45		

NM – Not meaningful

(1) In fourth quarter 2025, we changed the presentation of certain items on our consolidated balance sheet, including trading assets and liabilities. In connection with these changes, we reclassified the gains (losses) related to our physical commodities inventory, including the related hedging impacts, from other noninterest income to net gains from trading activities. Prior period balances have been revised to conform with the current period presentation. For additional information, see Note 1 (Summary of Significant Accounting Policies) to Financial Statements in this Report.

(2) In fourth quarter 2024, we implemented a change to incorporate funding valuation adjustments (FVA) for our derivatives, which resulted in a loss of $85 million.

Full year 2025 vs. full year 2024

Revenue decreased driven by:
- lower net interest income driven by lower interest rates, partially offset by lower deposit pricing and higher deposit and loan balances; and
- lower gains from trading activities driven by lower revenue from mortgage trading, partially offset by higher revenue in commodities products;

partially offset by:
- higher investment banking fees due to higher debt underwriting fees; and
- a $263 million gain on the sale of the non-agency portion of our commercial mortgage third-party servicing business in 2025.

Provision for credit losses decreased reflecting lower net charge-offs on commercial real estate loans.

Noninterest expense increased driven by higher operating costs and higher professional and outside services expense, partially offset by the impact of efficiency initiatives.

Table 9f: Corporate and Investment Banking – Balance Sheet

	Year ended December 31,						
($ in millions)	2025	2024	$ Change 2025/ 2024	% Change 2025/ 2024	2023	$ Change 2024/ 2023	% Change 2024/ 2023
Selected Balance Sheet Data (average)							
Loans:							
Commercial and industrial	**$ 210,955**	183,792	27,163	15 %	$ 191,602	(7,810)	(4)%
Commercial real estate	**82,134**	93,247	(11,113)	(12)	100,373	(7,126)	(7)
Total loans	**$ 293,089**	277,039	16,050	6	$ 291,975	(14,936)	(5)
Loans by Line of Business:							
Banking	**$ 92,358**	87,318	5,040	6	$ 95,783	(8,465)	(9)
Commercial Real Estate	**117,232**	125,799	(8,567)	(7)	135,702	(9,903)	(7)
Markets	**83,499**	63,922	19,577	31	60,490	3,432	6
Total loans	**$ 293,089**	277,039	16,050	6	$ 291,975	(14,936)	(5)
Trading-related assets:							
Trading assets, excluding derivative assets (1)	**$ 173,358**	138,764	34,594	25	$ 120,045	18,719	16
Derivative assets	**22,051**	18,883	3,168	17	18,636	247	1
Resale agreements/securities borrowed	**114,875**	72,374	42,501	59	61,510	10,864	18
Total trading-related assets (1)	**$ 310,284**	230,021	80,263	35	$ 200,191	29,830	15
Total assets	**667,299**	568,035	99,264	17	553,722	14,313	3
Total deposits	**206,251**	192,592	13,659	7	162,062	30,530	19
Allocated capital	**44,000**	44,000	—	—	44,000	—	—
Selected Balance Sheet Data (period-end)							
Loans:							
Commercial and industrial	**$ 253,004**	192,573	60,431	31	$ 189,379	3,194	2
Commercial real estate	**80,505**	86,107	(5,602)	(7)	98,053	(11,946)	(12)
Total loans	**$ 333,509**	278,680	54,829	20	$ 287,432	(8,752)	(3)
Loans by Line of Business:							
Banking	**$ 111,260**	86,328	24,932	29	$ 93,987	(7,659)	(8)
Commercial Real Estate	**118,516**	117,213	1,303	1	131,968	(14,755)	(11)
Markets	**103,733**	75,139	28,594	38	61,477	13,662	22
Total loans	**$ 333,509**	278,680	54,829	20	$ 287,432	(8,752)	(3)
Trading-related assets:							
Trading assets, excluding derivative assets (1)	**$ 205,356**	147,514	57,842	39	$ 117,824	29,690	25
Derivative assets	**22,474**	21,332	1,142	5	18,023	3,309	18
Resale agreements/securities borrowed	**170,661**	96,470	74,191	77	63,614	32,856	52
Total trading-related assets (1)	**$ 398,491**	265,316	133,175	50	$ 199,461	65,855	33
Total assets	**787,751**	597,278	190,473	32	547,203	50,075	9
Total deposits	**224,146**	212,948	11,198	5	185,142	27,806	15

(1) In fourth quarter 2025, we changed the presentation of certain items on our consolidated balance sheet, including trading assets. Prior period balances have been revised to conform with the current period presentation. For additional information, see Note 1 (Summary of Significant Accounting Policies) to Financial Statements in this Report.

Full year 2025 vs. full year 2024

Total loans (average and period-end) increased driven by commercial and industrial loan originations and draws on existing loan accounts exceeding loan payoffs.

Total trading-related assets (average and period-end) increased reflecting:
- an increased volume of resale agreements; and
- higher trading assets driven by growth across all asset classes.

Total deposits (average and period-end) increased driven by additions of deposits from new and existing customers.

Wealth and Investment Management provides personalized wealth management, brokerage, financial planning, lending, private banking, trust and fiduciary products and services to affluent, high-net worth and ultra-high-net worth clients. We operate through financial advisors in our brokerage and wealth offices, consumer bank branches, independent offices, and digitally through WellsTrade® and Intuitive Investor®.

Table 9g and Table 9h provide additional information for Wealth and Investment Management (WIM).

Table 9g: Wealth and Investment Management

	Year ended December 31,						
($ in millions, unless otherwise noted)	2025	2024	$ Change 2025/ 2024	% Change 2025/ 2024	2023	$ Change 2024/ 2023	% Change 2024/ 2023
Income Statement							
Net interest income	$ **3,684**	3,473	211	6 %	$ 3,966	(493)	(12)%
Noninterest income:							
Investment advisory and other asset-based fees	**10,259**	9,534	725	8	8,446	1,088	13
Commissions and brokerage services fees	**2,162**	2,153	9	—	2,058	95	5
Other	**223**	276	(53)	(19)	221	55	25
Total noninterest income	**12,644**	11,963	681	6	10,725	1,238	12
Total revenue	**16,328**	15,436	892	6	14,691	745	5
Net charge-offs	**(1)**	(2)	1	50	(1)	(1)	(100)
Change in the allowance for credit losses	**1**	(20)	21	105	7	(27)	NM
Provision for credit losses	**—**	(22)	22	100	6	(28)	NM
Noninterest expense	**13,518**	12,884	634	5	12,064	820	7
Income before income tax expense	**2,810**	2,574	236	9	2,621	(47)	(2)
Income tax expense	**691**	672	19	3	657	15	2
Net income	$ **2,119**	1,902	217	11	$ 1,964	(62)	(3)
Selected Metrics							
Return on allocated capital	**31.7%**	28.3			30.7 %		
Efficiency ratio	**83**	83			82		
Client assets ($ in billions, period-end):							
Advisory assets	$ **1,127**	998	129	13	$ 891	107	12
Other brokerage assets and deposits	**1,382**	1,295	87	7	1,193	102	9
Total client assets	$ **2,509**	2,293	216	9	$ 2,084	209	10
Selected Balance Sheet Data (average)							
Total loans	$ **86,019**	83,005	3,014	4	$ 82,755	250	—
Total deposits	**127,257**	107,689	19,568	18	112,069	(4,380)	(4)
Allocated capital	**6,500**	6,500	—	—	6,250	250	4
Selected Balance Sheet Data (period-end)							
Total loans	$ **90,635**	84,340	6,295	7	$ 82,555	1,785	2
Total deposits	**147,616**	127,008	20,608	16	103,902	23,106	22

NM – Not meaningful

Full year 2025 vs. full year 2024

Revenue increased driven by:
- higher investment advisory and other asset-based fees driven by higher asset-based fees reflecting higher market valuations; and
- higher net interest income driven by lower deposit pricing and higher deposit and loan balances.

Noninterest expense increased reflecting higher personnel expense driven by higher revenue-related compensation expense, partially offset by the impact of efficiency initiatives.

Total loans (average and period-end) increased driven by higher securities-based lending.

Total deposits (average and period-end) increased driven by higher brokerage deposit balances.

WIM Advisory Assets. In addition to transactional accounts, WIM offers advisory account relationships to brokerage customers. Fees from advisory accounts are based on a percentage of the market value of the assets as of the beginning of the quarter, which vary across the account types based on the distinct services provided, and are affected by investment performance as well as asset inflows and outflows. Advisory accounts include assets that are financial advisor-directed and separately managed by third-party managers as well as certain client-directed brokerage assets where we earn a fee for advisory and other services, but do not have investment discretion.

WIM also manages personal trust and other assets for high net worth clients, with fee income earned based on a percentage of the market value of these assets.

Table 9h presents advisory assets activity by WIM line of business. Management believes that advisory assets is a useful metric because it allows management, investors, and others to assess how changes in asset amounts may impact the generation of certain asset-based fees. For the years ended December 31, 2025, 2024, and 2023, the average fee rate by account type ranged from 50 to 120 basis points.

Table 9h: WIM Advisory Assets

					Year ended
(in billions)		Balance, beginning of period	Inflows (outflows), net (1)	Market impact (2)	Balance, end of period
December 31, 2025					
Client-directed (3)	**$**	**205.7**	**(3.8)**	**19.5**	**221.4**
Financial advisor-directed (4)		**309.2**	**6.5**	**48.0**	**363.7**
Separate accounts (5)		**225.7**	**10.7**	**33.7**	**270.1**
Mutual fund advisory (6)		**85.7**	**(5.0)**	**11.0**	**91.7**
Total Wells Fargo Advisors	**$**	**826.3**	**8.4**	**112.2**	**946.9**
The Private Bank (7)		**171.4**	**(8.6)**	**17.4**	**180.2**
Total WIM advisory assets	**$**	**997.7**	**(0.2)**	**129.6**	**1,127.1**
December 31, 2024					
Client-directed (3)	$	185.3	(2.5)	22.9	205.7
Financial advisor-directed (4)		264.6	1.4	43.2	309.2
Separate accounts (5)		198.4	2.6	24.7	225.7
Mutual fund advisory (6)		83.3	(5.3)	7.7	85.7
Total Wells Fargo Advisors	$	731.6	(3.8)	98.5	826.3
The Private Bank (7)		159.5	(2.8)	14.7	171.4
Total WIM advisory assets	$	891.1	(6.6)	113.2	997.7
December 31, 2023					
Client-directed (3)	$	165.2	(1.7)	21.8	185.3
Financial advisor-directed (4)		222.9	2.0	39.7	264.6
Separate accounts (5)		176.5	(2.4)	24.3	198.4
Mutual fund advisory (6)		78.6	(5.4)	10.1	83.3
Total Wells Fargo Advisors	$	643.2	(7.5)	95.9	731.6
The Private Bank (7)		153.6	(9.5)	15.4	159.5
Total WIM advisory assets	$	796.8	(17.0)	111.3	891.1

(1) Inflows include new advisory account assets, contributions, dividends, and interest. Outflows include closed advisory account assets, withdrawals, and client management fees.
(2) Market impact reflects gains and losses on portfolio investments.
(3) Investment advice and other services are provided to the client, but decisions are made by the client and the fees earned are based on a percentage of the advisory account assets, not the number and size of transactions executed by the client.
(4) Professionally managed portfolios with fees earned based on respective strategies and as a percentage of certain client assets.
(5) Professional advisory portfolios managed by third-party asset managers. Fees are earned based on a percentage of certain client assets.
(6) Program with portfolios constructed of load-waived, no-load, and institutional share class mutual funds. Fees are earned based on a percentage of certain client assets.
(7) Discretionary and non-discretionary portfolios held in personal trusts, investment agency, or custody accounts with fees earned based on a percentage of client assets.

Corporate includes corporate treasury and enterprise functions, net of expense allocations, in support of the reportable operating segments (including funds transfer pricing, capital, and liquidity), as well as our investment portfolio and venture capital and private equity investments. Corporate also includes certain lines of business that management has determined are no longer consistent with the long-term strategic goals of the Company as well as results for previously divested businesses.

In May 2025, the Company announced it had entered into an agreement to sell the assets of its rail car leasing business. This sale closed on January 1, 2026, which reduced other assets on our consolidated balance sheet by $5.3 billion, consisting of $1.0 billion of finance leases held for sale and $4.3 billion of operating lease assets held for sale. We expect lower noninterest expense of approximately $400 million on an annual basis, offset by a similar reduction in noninterest income, as a result of this sale.

Table 9i and Table 9j provide additional information for Corporate.

Table 9i: Corporate – Income Statement

	Year ended December 31,						
($ in millions)	**2025**	2024	$ Change 2025/ 2024	% Change 2025/ 2024	2023	$ Change 2024/ 2023	% Change 2024/ 2023
Income Statement							
Net interest income	**$ (539)**	(791)	252	32 %	$ (888)	97	11 %
Noninterest income	**1,286**	1,129	157	14	431	698	162
Total revenue	**747**	338	409	121	(457)	795	174
Net charge-offs	**(13)**	(27)	14	52	(10)	(17)	NM
Change in the allowance for credit losses	**(53)**	11	(64)	NM	22	(11)	(50)
Provision for credit losses	**(66)**	(16)	(50)	NM	12	(28)	NM
Noninterest expense	**2,296**	3,221	(925)	(29)	4,301	(1,080)	(25)
Loss before income tax benefit	**(1,483)**	(2,867)	1,384	48	(4,770)	1,903	40
Income tax benefit	**(1,382)**	(1,884)	502	27	(2,355)	471	20
Less: Net income (loss) from noncontrolling interests (1)	**12**	233	(221)	(95)	(124)	357	288
Net loss	**$ (113)**	(1,216)	1,103	91	$ (2,291)	1,075	47

NM – Not meaningful
(1) Reflects results attributable to noncontrolling interests associated with our venture capital investments.

Full year 2025 vs. full year 2024

Revenue increased driven by:
- lower net losses from debt securities driven by the impact of a repositioning of our investment securities portfolio in 2024;
- a $253 million gain associated with our merchant services joint venture acquisition; and
- higher net interest income driven by lower funding credits to the operating segments due to the impact of lower interest rates;

partially offset by:
- lower net gains from equity securities reflecting lower realized and unrealized gains from our venture capital investments, partially offset by lower impairment losses.

Noninterest expense decreased reflecting:
- lower FDIC assessment expense driven by a higher FDIC special assessment in 2024;
- lower operating losses due to lower expense for customer remediation activities; and
- lower personnel expense due to the impact of efficiency initiatives.

Table 9j: Corporate – Balance Sheet

	Year ended December 31,						
($ in millions)	**2025**	2024	$ Change 2025/ 2024	% Change 2025/ 2024	2023	$ Change 2024/ 2023	% Change 2024/ 2023
Selected Balance Sheet Data (average)							
Available-for-sale debt securities	**$ 181,536**	138,983	42,553	31 %	$ 123,542	15,441	12 %
Held-to-maturity debt securities	**216,958**	246,577	(29,619)	(12)	267,672	(21,095)	(8)
Equity securities	**15,854**	15,441	413	3	15,635	(194)	(1)
Total assets	**623,701**	652,024	(28,323)	(4)	619,002	33,022	5
Total deposits	**55,311**	98,845	(43,534)	(44)	95,825	3,020	3
Selected Balance Sheet Data (period-end)							
Available-for-sale debt securities	**$ 205,670**	154,397	51,273	33	$ 118,923	35,474	30
Held-to-maturity debt securities	**204,811**	231,892	(27,081)	(12)	259,748	(27,856)	(11)
Equity securities	**16,451**	15,437	1,014	7	15,810	(373)	(2)
Total assets	**638,664**	633,799	4,865	1	674,075	(40,276)	(6)
Total deposits	**73,479**	59,708	13,771	23	124,294	(64,586)	(52)

Full year 2025 vs. full year 2024

Total assets (average) decreased reflecting a decrease in interest-earning deposits with banks that are managed by corporate treasury, partially offset by purchases of available-for-sale debt securities of U.S. Treasury and federal agencies.

Total assets (period-end) increased reflecting purchases of available-for-sale debt securities of U.S. Treasury and federal agencies and an increased volume of resale agreements, partially offset by a decrease in interest-earning deposits with banks that are managed by corporate treasury.

Total deposits (average) decreased driven by maturities of certificates of deposit (CDs) issued by corporate treasury.

Total deposits (period-end) increased driven by issuances of CDs by corporate treasury.

Balance Sheet Analysis

At December 31, 2025, our assets totaled $2.1 trillion, up $218.8 billion from December 31, 2024.

The following discussion provides additional information about the major components of our consolidated balance sheet. See the "Capital Management" section in this Report for information on changes in our equity.

Available-for-Sale and Held-to-Maturity Debt Securities

Table 10: Available-for-Sale and Held-to-Maturity Debt Securities

					December 31, 2025					December 31, 2024
($ in millions)		Amortized cost, net (1)	Net unrealized gains (losses)	Fair value	Weighted average expected maturity (yrs)		Amortized cost, net (1)	Net unrealized gains (losses)	Fair value	Weighted average expected maturity (yrs)
Available-for-sale (2)	$	215,775	(2,202)	213,573	7.2	$	170,607	(7,629)	162,978	7.2
Held-to-maturity (3)		208,023	(32,226)	175,797	10.2		234,948	(41,169)	193,779	8.3
Total	$	423,798	(34,428)	389,370	n/a	$	405,555	(48,798)	356,757	n/a

(1) Represents amortized cost of the securities, net of the allowance for credit losses of $23 million and $34 million related to available-for-sale debt securities at December 31, 2025 and 2024, respectively, and $95 million related to held-to-maturity debt securities at both December 31, 2025 and 2024.
(2) Available-for-sale debt securities are carried on our consolidated balance sheet at fair value.
(3) Held-to-maturity debt securities are carried on our consolidated balance sheet at amortized cost, net of the allowance for credit losses.

Table 10 presents a summary of our portfolio of investments in available-for-sale (AFS) and held-to-maturity (HTM) debt securities. See Note 2 (Available-for-Sale and Held-to-Maturity Debt Securities) to Financial Statements in this Report for additional information on AFS and HTM debt securities, including a summary of debt securities by security type, contractual maturities and weighted average yields. The size and composition of our AFS and HTM debt securities portfolio is dependent upon the Company's liquidity and interest rate risk management objectives. The AFS debt securities portfolio can be used to meet funding needs that arise in the normal course of business or due to market stress. Changes in our interest rate risk profile may occur due to changes in overall economic or market conditions, which could influence loan origination demand, prepayment rates, or deposit balances and mix. In response, the AFS debt securities portfolio can be rebalanced to meet the Company's interest rate risk management objectives. In addition to meeting liquidity and interest rate risk management objectives, the AFS and HTM debt securities portfolios may provide yield enhancement over other short-term assets. See the "Risk Management – Asset/Liability Management" section in this Report for additional information on liquidity and interest rate risk.

The AFS and HTM debt securities portfolios predominantly consist of liquid, high-quality U.S. Treasury and federal agency debt, and agency mortgage-backed securities (MBS). The portfolios also include securities issued by U.S. states and political subdivisions and highly rated collateralized loan obligations (CLOs). Debt securities are classified as HTM at the time of purchase or when transferred from the AFS debt securities portfolio. Our intent is to hold these securities to maturity and collect the contractual cash flows.

The amortized cost, net of the allowance for credit losses, of the total AFS and HTM debt securities portfolio increased from December 31, 2024. Purchases of AFS debt securities were partially offset by paydowns and maturities of AFS and HTM debt securities, as well as sales of AFS debt securities. The total net unrealized losses on AFS and HTM debt securities decreased from December 31, 2024, due to changes in interest rates.

At December 31, 2025, 99% of the combined AFS and HTM debt securities portfolio was rated AA- or above. Ratings are based on external ratings where available and, where not available, based on internal credit grades.

Loan Portfolios

Table 11 provides a summary of total outstanding loans by portfolio segment. Commercial loans increased from December 31, 2024, driven by an increase in commercial and industrial loans as a result of increased originations and loan draws, partially offset by paydowns. Consumer loans increased from December 31, 2024, driven by increases in the auto, securities-based loan, and credit card portfolios, partially offset by a decrease in the residential mortgage portfolio.

Table 11: Loan Portfolios

($ in millions)	**Dec 31, 2025**	Dec 31, 2024	$ Change	% Change
Commercial	**$ 599,895**	534,159	65,736	12 %
Consumer	**386,272**	378,586	7,686	2
Total loans	**$ 986,167**	912,745	73,422	8

Average loan balances and a comparative detail of average loan balances is included in Table 4 under "Earnings Performance – Net Interest Income" earlier in this Report. Additional information on total loans outstanding by portfolio segment and class of financing receivable is included in the "Risk Management – Credit Risk Management" section in this Report. Period-end balances and other loan related information are in Note 3 (Loans and Related Allowance for Credit Losses) to Financial Statements in this Report.

Table 12 shows loan maturities based on contractually scheduled repayment timing and the distribution by changes in interest rates for loans with a contractual maturity greater than one year. Nonaccrual loans and loans with indeterminate maturities have been classified as maturing within one year.

Table 12: Loan Maturities

	December 31, 2025						
	Loan maturities					**Loans maturing after one year**	
(in millions)	**Within one year**	**After one year through five years**	**After five years through fifteen years**	**After fifteen years**	**Total**	**Fixed interest rates**	**Floating/ variable interest rates**
Commercial and industrial	$ 162,370	255,431	32,804	1,463	452,068	28,110	261,588
Commercial real estate	59,616	59,743	11,455	1,470	132,284	15,753	56,915
Lease financing	3,332	10,883	1,319	9	15,543	12,056	155
Total commercial	225,318	326,057	45,578	2,942	599,895	55,919	318,658
Residential mortgage	9,790	29,522	85,819	117,059	242,190	159,375	73,025
Credit card	59,540	—	—	—	59,540	—	—
Auto	12,283	34,375	3,829	—	50,487	38,204	—
Other consumer	27,951	6,023	64	17	34,055	5,884	220
Total consumer	109,564	69,920	89,712	117,076	386,272	203,463	73,245
Total loans	$ 334,882	395,977	135,290	120,018	986,167	259,382	391,903

Deposits

Deposits increased from December 31, 2024, reflecting:

- growth in consumer deposits driven by higher brokerage deposits in WIM;
- growth in commercial deposits driven by additions of deposits from new and existing customers; and
- higher time deposits due to issuances of CDs by corporate treasury.

Table 13 provides additional information regarding deposit balances. Information regarding the impact of deposits on net interest income and a comparison of average deposit balances is provided in the "Earnings Performance – Net Interest Income" section and Table 4 earlier in this Report. Our average deposit cost in fourth quarter 2025 decreased to 1.44%, compared with 1.73% in fourth quarter 2024.

Table 13: Deposits

($ in millions)		Dec 31, 2025	Dec 31, 2024	$ Change	% Change
Noninterest-bearing deposits	$	**365,368**	383,616	(18,248)	(5)%
Interest-bearing deposits		**1,060,839**	988,188	72,651	7
Total deposits	$	**1,426,207**	1,371,804	54,403	4

As of December 31, 2025 and 2024, total deposits that exceed FDIC insurance limits, or are otherwise uninsured, were estimated to be $600 billion and $550 billion, respectively. Estimated uninsured domestic deposits reflect amounts disclosed in the U.S. regulatory reports of our subsidiary banks, with adjustments for amounts related to consolidated subsidiaries. All non-U.S. deposits are treated for these purposes as uninsured.

Table 14 presents the contractual maturities of estimated time deposits that exceed FDIC insurance limits, or are otherwise uninsured. All non-U.S. time deposits are uninsured.

Table 14: Uninsured Time Deposits by Maturity

(in millions)		Three months or less	After three months through six months	After six months through twelve months	After twelve months	Total
December 31, 2025						
Domestic time deposits	$	12,469	7,629	5,181	465	25,744
Non-U.S. time deposits		1,534	1,109	504	—	3,147
Total	$	14,003	8,738	5,685	465	28,891

Off-Balance Sheet Arrangements

In the ordinary course of business, we engage in financial transactions that are not recognized on our consolidated balance sheet or may be recognized on our consolidated balance sheet in amounts that are different from the full contract or notional amount of the transaction. Our off-balance sheet arrangements include unfunded credit commitments, derivatives, transactions with unconsolidated entities, guarantees, and other commitments. These transactions are designed to (1) meet the financial needs of customers, (2) manage our credit, market or liquidity risks, and/or (3) diversify our funding sources.

Unfunded Credit Commitments

Unfunded credit commitments are legally binding agreements to lend to customers with terms covering usage of funds, contractual interest rates, expiration dates, and any required collateral. The maximum credit risk for these commitments will generally be lower than the contractual amount because these commitments may expire without being used or may be cancelled at the customer's request. Our credit risk monitoring activities include managing the amount of commitments, both to individual customers and in total, and the size and maturity structure of these commitments. For additional information, see Note 3 (Loans and Related Allowance for Credit Losses) to Financial Statements in this Report.

Derivatives

We use derivatives to manage exposure to market risk, including interest rate risk, credit risk and foreign currency risk, and to assist customers with their risk management objectives. Derivatives are recognized on our consolidated balance sheet at fair value, and volume can be measured in terms of the notional amount, which is generally not exchanged, but is used only as the basis on which interest and other payments are determined. The notional amount is not recognized on our consolidated balance sheet and is not, when viewed in isolation, a meaningful measure of the risk profile of the instruments. For additional information, see Note 13 (Derivatives) to Financial Statements in this Report.

Transactions with Unconsolidated Entities

In the normal course of business, we enter into various types of on- and off-balance sheet transactions with special purpose entities (SPEs), which are corporations, trusts, limited liability companies or partnerships that are established for a limited purpose. Generally, SPEs are formed in connection with securitization transactions and are considered variable interest entities (VIEs). For additional information, see Note 15 (Securitizations and Variable Interest Entities) to Financial Statements in this Report.

Guarantees and Other Commitments

Guarantees are contracts that contingently require us to make payments to a guaranteed party based on an event or a change in an underlying asset, liability, rate or index. Guarantees are generally in the form of standby and direct pay letters of credit, written options, recourse obligations, exchange and clearing house guarantees, indemnifications, and other types of similar arrangements. We also enter into other commitments such as commitments to purchase securities under resale agreements. For additional information, see Note 16 (Guarantees and Other Commitments) to Financial Statements in this Report.

Risk Management

Wells Fargo manages a variety of risks that can significantly affect our financial performance and our ability to meet the expectations of our customers, shareholders, regulators and other stakeholders.

Risk is Part of our Business Model. Risk is the possibility of an event occurring that could adversely affect the Company's ability to achieve its strategic and business objectives. The Company routinely takes risks to achieve its business goals and to serve its customers. These risks include financial risks, such as credit and interest rate risks, and non-financial risks, such as operational and strategic risks.

Risk Profile. The Company's risk profile is an assessment of the aggregate risks associated with the Company's exposures and business activities after taking into consideration risk management effectiveness. The Company monitors its risk profile, and the Board reviews risk profile reports and analysis.

Risk Capacity. Risk capacity is the maximum level of risk that the Company could assume given its current level of resources before triggering regulatory and other constraints on its capital and liquidity needs.

Risk Appetite. Risk appetite is the nature and level of risk the Company is willing to take, within its risk capacity, while pursuing its strategic and business objectives. Risk appetite is articulated in our Statement of Risk Appetite, which establishes acceptable risks and at what level and includes risk appetite principles. The Company's Statement of Risk Appetite is defined by senior management, approved at least annually by the Board, and helps guide the Company's business and risk leaders. The Company continuously monitors its risk appetite, and the Board reviews reports which include risk appetite information and analysis.

Risk and Strategy. The Chief Executive Officer (CEO) drives the Company's strategic planning process, which identifies the Company's most significant opportunities and challenges, develops plans to address them, evaluates the risks of those plans, and articulates the resulting decisions in the form of a company-wide strategic plan. The Company's risk profile, risk capacity, risk appetite, and risk management effectiveness are considered in the strategic planning process, which is linked with the Company's capital planning process. The Company's Independent Risk Management (IRM) organization participates in strategic planning, providing challenge to and independent assessment of the risks associated with strategic initiatives. IRM also independently assesses and challenges the impact of the strategic plan on risk capacity, risk appetite, and risk management effectiveness at the principal lines of business, enterprise functions, and aggregate Company levels. The strategic plan is presented to the Board each year with IRM's evaluation.

Risk is Managed by Everyone. Every employee, in the course of their daily activities, creates risk and is responsible for managing risk. Every employee has a role to play in risk management, including establishing and maintaining the Company's risk and control environment. Every employee must comply with applicable laws, regulations, and Company policies.

Risk and Culture. Senior management sets the tone at the top by supporting a strong culture, defined by the Company's expectations and Code of Conduct, that guides how employees conduct themselves and make decisions. The Board is responsible for holding senior management accountable for establishing and maintaining this culture and effectively managing risk. Senior management expects employees to speak up when they see something that could cause harm to the Company's customers, communities, employees, shareholders, or reputation. Because risk management is everyone's responsibility, all employees are empowered to and expected to challenge risk decisions when appropriate and to escalate their concerns when they have not been addressed. The Company's performance management and incentive compensation programs are designed to establish a balanced framework for risk and reward under core principles that employees are expected to know and practice. The Board, through its Human Resources Committee, plays an important role in overseeing the Company's performance management and incentive compensation programs. Effective risk management is a central component of employee performance evaluations.

Risk Management Framework. The Company's risk management framework sets forth the Company's core principles for managing and governing its risk. It is approved by the Board's Risk Committee and reviewed and updated annually. Many other documents and policies flow from its core principles.

Risk Governance

Role of the Board. The Board oversees the Company's business, including its risk management. It designates and delegates authority to executive officers, assesses senior management's performance and holds senior management accountable for maintaining and adhering to an effective risk management program.

Board Committee Structure. The Board carries out its risk oversight responsibilities directly and through its committees. The Risk Committee reviews and approves the Company's risk management framework and oversees management's implementation of the framework, including how the Company manages and governs risk. The Risk Committee also oversees the Company's adherence to its risk appetite. In addition, the Risk Committee supports the stature, authority and independence of IRM and oversees and receives reports on its operation. The Chief Risk Officer (CRO) reports functionally to the Risk Committee and administratively to the CEO.

Management Committee Structure. The Company has established management committees, including those focused on risk, that support management in carrying out its governance and risk management responsibilities. One type of management committee is a governance committee, which is a decision-making body that operates for a particular purpose and may report to a Board committee.

Risk Management *(continued)*

Each management governance committee, in accordance with its charter, is expected to discuss, document, and make decisions regarding high priority and significant risks, emerging risks, risk acceptances, and risks and issues escalated to it; review and monitor progress related to critical and high-risk issues and remediation efforts, including lessons learned; and report key challenges, decisions, escalations, other actions, and open issues as appropriate.

Table 15 presents the structure of the Company's Board committees and escalation paths of relevant management governance committees reporting to a Board committee.

Table 15: Board and Relevant Management-level Governance Committee Structure



Wells Fargo & Company
Audit Committee (1)
Finance Committee
Risk Committee
Governance & Nominating Committee
Human Resources Committee
Management Governance Committees
Disclosure Committee
Regulatory Reporting Oversight Committee
Capital Management Committee
Corporate Asset/Liability Committee
Recovery & Resolution Committee
Allowance for Credit Losses Approval Governance Committee
Enterprise Risk & Control Committee
Risk & Control Committees
Risk Type Committees
Risk Topic Committees
Incentive Compensation & Performance Management Committee

(1) The Audit Committee assists the Board in its oversight of the Company's financial statements and disclosures to shareholders and bank regulatory agencies; oversees the internal audit function and external auditor qualifications, independence, activities, and performance; and assists the Board and the Risk Committee in the oversight of the Company's compliance with legal and regulatory requirements.

Management Governance Committees Reporting to the Risk Committee of the Board. The Enterprise Risk & Control Committee (ERCC) is a decision-making and escalation body that governs the management of all risk types. The ERCC receives information about risk and control issues, addresses escalated risks and issues, and actively oversees risk controls. The ERCC also makes decisions related to significant risks and changes to the Company's risk appetite. The Risk Committee receives regular updates from the ERCC chairs and senior management regarding current and emerging risks and senior management's assessment of the effectiveness of the Company's risk management program.

The ERCC is co-chaired by the CEO and CRO, with membership comprising the heads of principal lines of business and certain enterprise functions. The Chief Auditor or a designee attends all meetings of the ERCC. The ERCC has a direct escalation path to the Risk Committee. The ERCC also has an escalation path for certain human capital risks and issues to the Human Resources Committee. In addition, the CRO may escalate directly to the Board. Risks and issues are escalated to the ERCC in accordance with the Company's escalation management policy.

Each principal line of business and enterprise function has a risk and control committee, which is a management governance committee with a mandate that aligns with the ERCC but with its scope limited to the respective principal line of business or enterprise function. These committees focus on and consider risks that the respective principal line of business or enterprise function generate and manage, and the controls the principal line of business or enterprise function are expected to have in place.

As a complement to these risk and control committees, management governance committees dedicated to specific risk types and risk topics also report to the ERCC to enable more comprehensive governance of risks.

Risk Operating Model – Roles and Responsibilities

The Company has three lines of defense for managing risk: the Front Line, Independent Risk Management, and Internal Audit.

- **Front Line.** The Front Line, which comprises principal line of business and certain enterprise function activities, is the first line of defense. The Front Line is responsible for understanding the risks generated by its activities, applying adequate controls, and managing risk in the course of its business activities. The Front Line identifies, measures and assesses, controls, monitors, and reports on risk generated by or associated with its business activities and balances risk and reward in decision making while operating within the Company's risk appetite.
- **Independent Risk Management.** IRM is the second line of defense. It establishes and maintains the Company's risk management program and provides oversight, including challenge to and independent assessment and monitoring, of the Front Line's execution of its risk management responsibilities.

- **Internal Audit.** Internal Audit is the third line of defense. It is responsible for acting as an independent assurance function.

Risk Type Classifications

The Company uses common classifications, hierarchies, and ratings to enable consistency across risk management programs and aggregation of information. Risk type classifications permit the Company to identify and prioritize its risk exposures, including emerging risk exposures.

Operational Risk Management

Operational risk, which in addition to those discussed in this section, includes compliance risk and model risk, is the risk resulting from inadequate or failed internal processes, people and systems, or from external events.

The Board's Risk Committee has primary oversight responsibility for operational risk, including significant supporting programs and/or policies regarding the Company's business resiliency and disaster recovery, change management, data management, information security, technology, and third-party risk management. As part of its oversight responsibilities, the Board's Risk Committee reviews and approves significant operational risk policies and oversees the Company's operational risk management program.

At the management level, Operational Risk Management and Technology Risk Management, both part of IRM, have oversight responsibility for operational risk. Operational Risk Management and Technology Risk Management report to the CRO and provide periodic reports related to operational risk to the Board's Risk Committee. Operational Risk Management's oversight responsibilities include change management risk, fraud risk, human capital risk, information management risk, and third-party risk. Technology Risk Management has oversight responsibility for data management risk, technology risk, and information security risk.

Information Security Risk Management. Information security risk, which includes cybersecurity risk, is a significant operational risk for financial institutions such as Wells Fargo and includes the risk arising from unauthorized access, use, disclosure, disruption, modification, or destruction of information or information systems.

The Board's Risk Committee has primary oversight responsibility for information security risk and approves the Company's information security program, which includes information protection and cyber resiliency. The Risk Committee receives regular reports from the Company's Head of Technology and Chief Information Security Officer (CISO), as well as from Technology Risk Management representatives, on information security risks and significant information security developments, including certain incidents involving third parties.

As described above, at the management level, Technology Risk Management has oversight responsibility for information security risk. As a second line of defense, Technology Risk Management reviews and provides guidance to the Front Line technology team, including with respect to the development and maintenance of risk management policies, governance documents, processes, and controls, and oversees and challenges the Front Line technology team's risk assessment activities.

The Company's cybersecurity team, which is part of the broader technology team, provides Front Line information security risk assessment and management and is responsible for protecting the Company's information systems, networks, and data, including customer and employee data, through the design, execution, and oversight of our information security program.

The technology team is led by the Company's Head of Technology, who reports to the CEO and leads our efforts to manage information security and related risks across the enterprise, including overseeing the Company's CISO. Our Head of Technology has over 30 years of technology and information security risk management experience in the financial services industry.

The Company has processes designed to defend against, detect, mitigate, escalate, and remediate cybersecurity incidents, including monitoring of the Company's networks for actual or potential attacks or breaches. The Company's incident response program includes notification, escalation, and remediation protocols for cybersecurity incidents, including to our Head of Technology and CISO as appropriate. In addition, to help monitor and assess our exposure to ongoing and evolving risks in these areas, the Company has a cyber and information security focused risk committee led by the CISO and a technology risk committee led by the Head of Technology.

Additional components of the Company's information security program include: (i) enhancing and strengthening of our practices, policies, and procedures in response to the evolving information security landscape; (ii) designing our information security program to align with regulatory and industry standards; (iii) investing in emerging technologies to proactively monitor new vulnerabilities and reduce risk; (iv) conducting periodic internal and third-party assessments to test our information security systems and controls; (v) leveraging third-party specialists and advisors to review and strengthen our information security program; (vi) evaluating and updating our incident response planning and protocols; and (vii) requiring employees and third-party service providers who have access to our systems to complete annual information security training modules designed to provide guidance for identifying and avoiding information security risks.

In addition, Operational Risk Management oversees the Company's third-party risk management program, which, among other things, is designed to identify and address information security risks arising from third-party service providers. Components of this program include incorporating information security and cybersecurity incident notification requirements into contracts with third-party service providers, requiring third parties to adhere to defined information security and control standards, and performing periodic third-party risk assessments.

Wells Fargo and other financial institutions, as well as our third-party service providers, continue to be the target of various evolving and adaptive information security threats, including cyberattacks, malware, ransomware, other malicious software intended to exploit hardware or software vulnerabilities, phishing, social engineering attacks, credential validation, and distributed denial-of-service, in an effort to disrupt the operations of financial institutions, test their cybersecurity capabilities, commit fraud, or obtain confidential, proprietary or other information. Cyberattacks have also focused on targeting online applications and services, such as online banking, as well as

cloud-based and other products and services provided by third parties, and have targeted the infrastructure of the internet causing the widespread unavailability of websites and degrading website performance. As a result, information security and the continued development and enhancement of our controls, processes and systems designed to protect our networks, computers, software and data from attack, damage or unauthorized access remain a priority for Wells Fargo. Wells Fargo is also involved in industry cybersecurity efforts and working with other parties, including our third-party service providers and governmental agencies, to continue to enhance defenses and improve resiliency to information security threats. See the "Risk Factors" section in this Report for additional information regarding the risks and potential impacts associated with a failure or breach of our operational or security systems or infrastructure, including as a result of cyberattacks or other information security incidents.

Compliance Risk Management

Compliance risk (a type of operational risk) is the risk resulting from the failure to comply with laws (legislation, regulations and rules) and regulatory guidance, and the failure to appropriately address associated impact, including to customers. Compliance risk encompasses violations of applicable internal policies, program requirements, procedures, and standards related to ethical principles applicable to the Company.

The Board's Risk Committee has primary oversight responsibility for all aspects of compliance risk, including financial crimes risk. As part of its oversight responsibilities, the Board's Risk Committee reviews and approves significant supporting compliance risk and financial crimes risk policies and programs and oversees the Company's compliance risk management and financial crimes risk management programs.

Conduct risk, a sub-category of compliance risk, is the risk that the behavior of an employee or third party acting on behalf of the Company involves, or a business practice produces, conduct that is unlawful, unethical, or conflicts with the Company's expectations for lawful and ethical behavior outlined in its Code of Conduct, which has the potential to adversely affect customers, employees, the Company, or its stakeholders. The Board's Risk Committee has primary oversight responsibility for conduct risk and risk management components of the Company's culture, while the responsibilities of the Board's Human Resources Committee include oversight of the Company's culture, Code of Conduct, human capital management (including talent management and succession planning), performance management program, and incentive compensation risk management program.

At the management level, the Compliance function, which is part of IRM, monitors the implementation of the Company's compliance and conduct risk programs. The Compliance function reports to the CRO and provides periodic reports related to compliance risk to the Board's Risk Committee. Financial Crimes Risk Management, also part of IRM, oversees and monitors financial crimes risk, a sub-category of compliance risk. Financial Crimes Risk Management reports to the CRO and provides periodic reports related to financial crimes risk to the Board's Risk Committee.

Model Risk Management

Model risk (a type of operational risk) is the risk arising from the potential for adverse consequences of decisions made based on model output that may be incorrect or used inappropriately.

The Board's Risk Committee has primary oversight responsibility for model risk. As part of its oversight responsibilities, the Board's Risk Committee oversees the Company's model risk management policy, model governance, model performance, model issue remediation status, and adherence to model risk appetite metrics.

At the management level, the Model Risk function, which is part of IRM, has oversight responsibility for model risk and is responsible for governance, validation and monitoring of model risk across the Company. The Model Risk function reports to the CRO and provides periodic reports related to model risk to the Board's Risk Committee.

Strategic Risk Management

Strategic risk is the risk to earnings, capital, or liquidity arising from adverse business decisions, improper implementation of strategic initiatives, or inadequate responses to changes in the external operating environment.

The Board has primary oversight responsibility for strategic planning and oversees management's development and implementation of and approves the Company's strategic plan, and considers whether it is aligned with the Company's risk appetite and risk management effectiveness. Management develops, executes and recommends significant strategic corporate transactions and the Board evaluates management's proposals, including their impact on the Company's risk profile and financial position. The Board's Risk Committee has primary oversight responsibility for the Company's strategic risk and the adequacy of the Company's strategic risk management program, including associated risk management practices, processes and controls.

At the management level, the Strategic Risk Oversight function, which is part of IRM, has oversight responsibility for strategic risk. The Strategic Risk Oversight function reports into the CRO and supports periodic reports related to strategic risk provided to the Board's Risk Committee.

Credit Risk Management

Credit risk is the risk of loss associated with a borrower or counterparty default (failure to meet obligations in accordance with agreed upon terms). Credit risk exists with many of the Company's assets and exposures such as debt security holdings, certain derivatives, and loans.

The Board's Risk Committee has primary oversight responsibility for credit risk. At the management level, Corporate Credit Risk, which is part of IRM, and the chief risk officers aligned with each principal line of business, have oversight responsibility for credit risk. Corporate Credit Risk and the business-aligned chief risk officers report to the CRO and support periodic reports related to credit risk provided to the Board's Risk Committee.

Loan Portfolio. Our loan portfolios represent the largest component of assets on our consolidated balance sheet for which we have credit risk. Table 16 presents our total loans outstanding by portfolio segment and class of financing receivable.

Table 16: Total Loans Outstanding by Portfolio Segment and Class of Financing Receivable

(in millions)		Dec 31, 2025	Dec 31, 2024
Commercial and industrial	$	452,068	381,241
Commercial real estate		132,284	136,505
Lease financing		15,543	16,413
Total commercial		599,895	534,159
Residential mortgage		242,190	250,269
Credit card		59,540	56,542
Auto		50,487	42,367
Other consumer		34,055	29,408
Total consumer		386,272	378,586
Total loans	$	986,167	912,745

We manage our credit risk by establishing what we believe are sound credit policies for underwriting new business, while monitoring and reviewing the performance of our existing loan portfolios. We employ various credit risk management and monitoring activities to mitigate risks, including those related to:

- Loan concentrations;
- Borrower or counterparty performance and related credit risk;
- Economic and market conditions;
- Changes in interest rates; and
- Legislative or regulatory mandates.

Our credit risk management oversight process is governed centrally, but provides for direct management and accountability by our lines of business. Our overall credit process includes comprehensive credit policies, disciplined credit underwriting, frequent and detailed risk measurement and modeling, extensive credit training programs, and a continual loan review and audit process.

A key to our credit risk management is adherence to a well-controlled underwriting process, which we believe is appropriate for the needs of our customers as well as investors who purchase the loans or securities collateralized by the loans.

Credit Quality Overview. Table 17 provides credit quality trends.

Table 17: Credit Quality Overview

($ in millions)		Dec 31, 2025	Dec 31, 2024
Nonaccrual loans			
Commercial loans	$	5,266	4,618
Consumer loans		2,935	3,112
Total nonaccrual loans	$	8,201	7,730
Nonaccrual loans as a % of total loans		0.83%	0.85
Allowance for credit losses (ACL) for loans	$	14,337	14,636
ACL for loans as a % of total loans		1.45%	1.60
Net loan charge-offs as a % of:			
Average commercial loans		0.19%	0.29
Average consumer loans		0.79	0.85

The following discussion provides additional information and analysis of our loan portfolios. See Note 3 (Loans and Related Allowance for Credit Losses) to Financial Statements in this Report for more analysis and credit information.

COMMERCIAL AND INDUSTRIAL LOANS AND LEASE FINANCING. For purposes of portfolio risk management, we aggregate commercial and industrial loans and lease financing according to market segmentation and standard industry codes. We generally subject commercial and industrial loans and lease financing to individual risk assessment using our internal borrower and collateral quality ratings. Our ratings are aligned to regulatory definitions of pass and criticized categories with criticized segmented among special mention, substandard, doubtful, and loss categories.

Generally, the primary source of repayment for our commercial and industrial loans and lease financing portfolio is the operating cash flows of customers, with the collateral securing this portfolio representing a secondary source of repayment. The majority of this portfolio is secured by short-term assets, such as accounts receivable, inventory, and debt securities, as well as long-lived assets, such as equipment and other business assets.

Loans to our largest industry category, financials except banks, are generally secured and have features to help manage credit risk, such as structural credit enhancements, collateral eligibility requirements, contractual re-margining of collateral supporting the loans, and loan amounts limited to a percentage of the value of the underlying assets considering underlying credit risk, asset duration, and ongoing performance.

We had $15.9 billion of the commercial and industrial loans and lease financing portfolio classified as criticized in accordance with regulatory guidance at December 31, 2025, compared with $16.5 billion at December 31, 2024. The decrease was primarily driven by the retail and technology, telecom and media industries.

The portfolio increase at December 31, 2025, compared with December 31, 2024, was a result of increased originations and loan draws, partially offset by paydowns, and was primarily driven by the financials except banks industry.

Table 18 provides our commercial and industrial loans and lease financing by industry using the North American Industry Classification System.

Table 18: Commercial and Industrial Loans and Lease Financing by Industry

	December 31, 2025				December 31, 2024			
($ in millions)	Nonaccrual loans	Loans outstanding balance	% of total loans	Total commitments (1)(2)	Nonaccrual loans	Loans outstanding balance	% of total loans	Total commitments (1)(2)
Financials except banks								
Asset managers and funds (3)	$ 1	84,854	9%	$ 141,129	1	59,847	6%	$ 106,926
Commercial finance (4)	108	60,955	6	97,757	2	51,786	6	84,652
Consumer finance (5)	129	27,794	3	45,321	5	20,840	2	34,669
Real estate finance (6)	7	34,514	3	39,043	16	24,358	3	29,329
Total financials except banks	245	208,117	21	323,250	24	156,831	17	255,576
Technology, telecom and media	49	26,552	3	78,922	106	23,590	3	61,813
Real estate and construction	66	29,321	3	60,900	92	24,839	3	52,741
Equipment, machinery and parts manufacturing	33	25,985	3	54,078	35	25,135	3	51,150
Retail	208	19,644	2	42,865	91	17,709	2	43,374
Materials and commodities	100	13,609	1	35,731	100	13,624	1	37,365
Food and beverage manufacturing	286	17,838	2	33,951	9	16,665	2	35,079
Auto related	7	16,984	2	32,169	8	16,507	2	30,537
Oil, gas and pipelines	3	10,237	1	31,738	3	10,503	1	30,486
Health care and pharmaceuticals	22	13,513	1	31,552	27	13,620	1	30,726
Diversified or miscellaneous	58	11,905	1	29,908	9	9,115	*	22,847
Utilities	18	8,232	*	28,187	—	6,641	*	24,735
Commercial services	65	11,481	1	27,563	78	11,152	1	26,968
Entertainment and recreation	17	13,208	1	20,841	53	12,672	1	19,691
Insurance and fiduciaries	1	6,128	*	19,223	2	4,368	*	15,753
Transportation services	156	8,237	*	16,737	154	9,560	1	16,477
Other (7)	53	26,620	3	45,906	56	25,123	3	44,324
Total	$ 1,387	467,611	47%	$ 913,521	847	397,654	44%	$ 799,642

* Less than 1%.
(1) Total commitments consist of loans outstanding plus unfunded credit commitments, excluding issued letters of credit and discretionary amounts where our approval or consent is required prior to any loan funding or commitment increase. For additional information on issued letters of credit, see Note 16 (Guarantees and Other Commitments) to Financial Statements in this Report.
(2) We use credit derivatives, which had notional amounts of $8.2 billion and $1.7 billion at December 31, 2025 and 2024, respectively, to hedge certain loan exposures. These amounts are not shown as reductions to total commitments. For additional information on credit derivatives, see Note 13 (Derivatives) to Financial Statements in this Report.
(3) Includes loans for subscription or capital calls and loans to prime brokerage customers and securities firms.
(4) Includes asset-based lending and leasing, including loans to special purpose entities, loans to commercial leasing entities, and structured lending facilities to commercial loan managers.
(5) Includes originators or servicers of financial assets collateralized by consumer loans such as auto loans and leases, and credit cards.
(6) Includes originators or servicers of financial assets collateralized by commercial or residential real estate loans.
(7) No other single industry had total loans in excess of $8.4 billion and $7.8 billion at December 31, 2025 and 2024, respectively.

Our commercial and industrial loans and lease financing portfolio included non-U.S. loans of $81.0 billion and $62.6 billion at December 31, 2025 and 2024, respectively. Significant industry concentrations of non-U.S. loans at December 31, 2025 and 2024, respectively, included:

- $51.8 billion and $36.3 billion in the financials except banks industry;
- $8.2 billion and $7.4 billion in the banks industry; and
- $1.8 billion and $2.3 billion in the oil, gas and pipelines industry.

COMMERCIAL REAL ESTATE (CRE). Our CRE loan portfolio is composed of CRE mortgage and CRE construction loans. The total CRE loan portfolio decreased $4.2 billion from December 31, 2024, as paydowns exceeded originations and advances. Unfunded credit commitments at December 31, 2025 and 2024, were $6.2 billion and $5.4 billion, respectively, for CRE mortgage loans and $9.2 billion and $7.1 billion, respectively, for CRE construction loans.

The portfolio is diversified both geographically and by property type. At December 31, 2025, the five states with the largest geographic concentrations of CRE loans, as shown in Table 19, represented a combined 52% of the total CRE portfolio. The largest property type concentrations were apartments at 28% and industrial/warehouse at 20% of the portfolio at December 31, 2025. With respect to the office property type, loans in California and New York represented approximately 40% of this property type at both December 31, 2025 and 2024. We continue to closely monitor the credit quality of the office property type given weakened demand for office space.

We generally subject CRE loans to individual risk assessment using our internal borrower and collateral quality ratings. We had $13.4 billion of CRE mortgage loans classified as criticized in accordance with regulatory guidance at December 31, 2025, compared with $17.8 billion at December 31, 2024. We had $1.7 billion of CRE construction loans classified as criticized in accordance with regulatory guidance at December 31, 2025, compared with $1.5 billion at December 31, 2024. The decrease in criticized CRE mortgage loans was primarily driven by the apartments, office, and hotel/motel property types.

Table 19 provides our CRE loans by state and property type.

Table 19: CRE Loans by State and Property Type

	December 31, 2025								December 31, 2024	
	Real estate mortgage		Real estate construction		Total commercial real estate				Total commercial real estate	
($ in millions)	Nonaccrual loans	Loans outstanding balance	Nonaccrual loans	Loans outstanding balance	Nonaccrual loans	Loans outstanding balance	Loans as % of total loans	Total commitments (1)	Loans outstanding balance	Total commitments (1)
By state:										
California	$ 836	23,837	—	2,371	836	26,208	3%	$ 28,918	27,999	30,802
New York	403	13,121	—	2,769	403	15,890	2	17,182	15,481	16,225
Texas	328	8,896	77	1,310	405	10,206	1	13,018	10,967	11,808
Florida	279	8,917	—	1,754	279	10,671	1	11,413	11,078	12,081
Arizona	90	4,945	—	419	90	5,364	*	6,045	5,323	6,129
Other (2)	1,668	56,972	198	6,973	1,866	63,945	6	71,077	65,657	71,965
Total	$ 3,604	116,688	275	15,596	3,879	132,284	13%	$ 147,653	136,505	149,010
By property type:										
Apartments	$ 367	27,989	19	8,985	386	36,974	4%	$ 41,554	39,758	44,783
Industrial/warehouse	42	24,285	—	1,674	42	25,959	3	31,377	24,038	26,178
Office	2,206	20,161	255	1,797	2,461	21,958	2	23,360	27,380	28,768
Hotel/motel	719	12,039	—	725	719	12,764	1	13,154	11,506	12,015
Retail (excl shopping center)	42	10,444	1	124	43	10,568	1	11,476	11,345	11,951
Shopping center	53	9,215	—	138	53	9,353	*	9,800	8,113	8,571
Institutional	11	4,736	—	666	11	5,402	*	5,852	5,186	5,524
Other	164	7,819	—	1,487	164	9,306	*	11,080	9,179	11,220
Total	$ 3,604	116,688	275	15,596	3,879	132,284	13%	$ 147,653	136,505	149,010

* Less than 1%.
(1) Total commitments consist of loans outstanding plus unfunded credit commitments, excluding issued letters of credit. For additional information on issued letters of credit, see Note 16 (Guarantees and Other Commitments) to Financial Statements in this Report.
(2) Includes 45 states and non-U.S. loans. No state in Other had loans in excess of $4.8 billion and $5.9 billion at December 31, 2025 and 2024, respectively. Non-U.S. loans were $5.7 billion and $5.1 billion at December 31, 2025 and 2024, respectively.

COMMERCIAL CREDIT RISK MITIGATION. Risk mitigation actions, including the restructuring of repayment terms, securing collateral or guarantees, and entering into extensions, are based on a re-underwriting of the loan and our assessment of the borrower's ability to perform under the agreed-upon terms. Extension terms generally range from six to 36 months and may require that the borrower provide additional economic support, such as partial repayment, or additional collateral or guarantees. In cases where the value of collateral or financial condition of the borrower is insufficient to repay our loan, we may rely upon the support of an outside repayment guarantee in providing the extension.

Our ability to seek performance under a guarantee is directly related to the guarantor's creditworthiness, capacity and willingness to perform, which is evaluated on an annual basis, or more frequently as warranted. Our evaluation is based on the most current financial information available and is focused on various key financial metrics, including net worth, leverage, and current and future liquidity. We consider the guarantor's creditworthiness and willingness to work with us based on our analysis, as well as other lenders' experience with the guarantor. Our assessment of the guarantor's credit strength is reflected in our loan risk ratings for such loans. The loan risk rating and accruing status are important factors in our allowance for credit losses methodology.

In considering the accrual status of the loan, we evaluate the collateral and future cash flows, as well as the anticipated support of any repayment guarantor. In many cases, the strength of the guarantor provides sufficient assurance that full repayment of the loan is expected. When full and timely collection of the loan becomes uncertain, including the performance of the guarantor, we place the loan on nonaccrual status. As appropriate, we also charge the loan down in accordance with our charge-off policies, generally to the net realizable value of the collateral securing the loan, if any.

NON-U.S. LOANS. Our classification of non-U.S. loans is based on whether the borrower's primary address is outside of the United States. At December 31, 2025, non-U.S. loans totaled $86.7 billion, representing approximately 9% of our total consolidated loans outstanding, compared with $67.9 billion, or approximately 7% of our total consolidated loans outstanding, at December 31, 2024. Non-U.S. loans were approximately 4% of our total consolidated assets at both December 31, 2025, and December 31, 2024.

COUNTRY RISK EXPOSURE. Our country risk monitoring process incorporates centralized monitoring of economic, political, social, legal, and transfer risks in countries where we do or plan to do business, along with frequent dialogue with our customers, counterparties and regulatory agencies. We establish exposure limits for each country through a centralized oversight process based on customer needs, and through consideration of the relevant and distinct risk of each country. We monitor exposures closely and adjust our country limits in response to changing conditions. We evaluate our individual country risk exposure based on our assessment of a borrower's ability to repay, which gives consideration for allowable transfers of risk, such as guarantees and collateral, and may be different from the reporting based on a borrower's primary address.

Our largest single country exposure outside the U.S. at December 31, 2025, was the United Kingdom, which totaled $33.2 billion, or approximately 2% of our total assets, of which $3.1 billion were sovereign exposures and included deposits we have placed with the Bank of England pursuant to regulatory requirements in support of our London branch.

Table 20 provides information regarding our top 20 exposures by country (excluding the U.S.), based on our assessment of risk, which gives consideration to the country of any guarantors and/ or underlying collateral. With respect to Table 20:

- Lending exposure consists of loans outstanding plus unfunded credit commitments (excluding discretionary amounts where our approval or consent is required prior to any loan funding or commitment increase) and is presented prior to the deduction of the allowance for credit losses or collateral received under the terms of the credit agreements, if any.
- Securities exposure represents debt and equity securities of non-U.S. issuers. If applicable, long and short positions are netted.
- Derivatives and other exposure represents foreign exchange contracts, derivative contracts, securities resale agreements, and securities lending agreements.

Table 20: Top 20 Country Exposures (1)

					December 31, 2025	December 31, 2024
(in millions)	**Deposits with banks (2)**	**Lending**	**Securities**	**Derivatives and other**	**Total (3)**	Total (4)
United Kingdom	**$ 3,475**	**26,882**	**(160)**	**3,036**	**33,233**	28,079
Canada	**960**	**13,589**	**3,633**	**1,366**	**19,548**	16,971
Japan	**15,654**	**498**	**937**	**207**	**17,296**	16,027
Luxembourg	**90**	**10,222**	**16**	**544**	**10,872**	8,456
Cayman Islands	**—**	**9,198**	**—**	**680**	**9,878**	8,011
Ireland	**23**	**5,530**	**142**	**527**	**6,222**	5,597
Guernsey	**—**	**5,835**	**2**	**29**	**5,866**	2,855
France	**19**	**3,935**	**234**	**252**	**4,440**	4,183
Germany	**264**	**3,685**	**47**	**163**	**4,159**	3,337
Bermuda	**—**	**3,629**	**37**	**68**	**3,734**	3,730
Netherlands	**—**	**3,358**	**104**	**144**	**3,606**	2,465
South Korea	**12**	**2,200**	**(9)**	**22**	**2,225**	1,502
Switzerland	**59**	**1,448**	**40**	**603**	**2,150**	1,842
Spain	**1**	**1,630**	**58**	**294**	**1,983**	868
Chile	**1**	**1,129**	**379**	**2**	**1,511**	1,372
Australia	**313**	**871**	**160**	**88**	**1,432**	1,191
Jersey	**—**	**1,012**	**85**	**224**	**1,321**	925
China	**153**	**555**	**493**	**81**	**1,282**	1,682
Hong Kong	**39**	**319**	**811**	**8**	**1,177**	1,226
Brazil	**—**	**909**	**49**	**2**	**960**	887
Total	**$ 21,063**	**96,434**	**7,058**	**8,340**	**132,895**	111,206

(1) Top 20 country exposures reflected 90% of our total non-U.S. exposure at both December 31, 2025, and December 31, 2024.
(2) Predominantly deposited with central banks.
(3) Top 20 country exposures to central banks and financial institutions was $79.7 billion.
(4) The 2024 exposures correspond to the ranking of the top 20 country exposures at December 31, 2025, and do not necessarily reflect our top 20 country exposures at December 31, 2024.

RESIDENTIAL MORTGAGE LOANS. Our residential mortgage loan portfolio is composed of 1–4 family first and junior lien mortgage loans. Junior lien mortgage loans consist of residential mortgage lines of credit and loans that are subordinate in rights to an existing lien on the same property. Residential mortgage – first lien loans represented 97% of the total residential mortgage loan portfolio at December 31, 2025, compared with 96% at December 31, 2024.

The residential mortgage loan portfolio includes loans with adjustable-rate features. We monitor the risk of default as a result of interest rate increases on adjustable-rate mortgage (ARM) loans, which may be mitigated by product features that limit the amount of the increase in the contractual interest rate. The default risk of these loans is considered in our ACL for loans. ARM loans were $70.8 billion, or 7% of total loans, at December 31, 2025, compared with $66.3 billion, or 7% of total loans, at December 31, 2024, with an initial reset date in 2027 or later for the majority of this portfolio at December 31, 2025. We do not offer option ARM products or loans with negative amortization features.

The outstanding balance of residential mortgage lines of credit (both first and junior lien) was $10.3 billion at December 31, 2025, compared with $12.4 billion at December 31, 2024. The unfunded credit commitments for these lines of credit totaled $15.2 billion at December 31, 2025, compared with $22.5 billion at December 31, 2024. Our residential mortgage lines of credit generally have draw periods of 10 years followed by an amortizing repayment period. The lines that enter their repayment period may experience higher delinquencies and higher loss rates than the ones in their draw period. We have considered this increased risk in our ACL for loans estimate. Interest-only lines and loans were $17.6 billion, or 2% of total loans, at December 31, 2025, compared with $18.7 billion, or 2% of total loans, at December 31, 2024.

We monitor changes in real estate values and underlying economic or market conditions for the geographic areas of our residential mortgage loan portfolio as part of our credit risk management process. Our periodic review of this portfolio includes estimating property values using home valuation models and indices. We have risk management guidelines that address the usage of these models, including periodic validation. For additional information about our monitoring of property values, see Note 3 (Loans and Related Allowance for Credit Losses) to Financial Statements in this Report.

Part of our credit monitoring includes tracking delinquency, current Fair Isaac Corporation (FICO) credit scores, and loan to collateral values (LTV) on the entire residential mortgage loan portfolio. For junior lien mortgages, LTV uses the total combined loan balance of first and junior lien mortgages, including unused line of credit amounts. For additional information regarding credit quality indicators, see Note 3 (Loans and Related Allowance for Credit Losses) to Financial Statements in this Report.

Borrowers experiencing financial difficulties may seek additional assistance through a loan modification. For additional information on loan modifications, see Note 3 (Loans and Related Allowance for Credit Losses) to Financial Statements in this Report.

Our residential mortgage loan portfolio decreased $8.1 billion from December 31, 2024, due to loan paydowns, partially offset by originations. Table 21 shows the outstanding balances of our first and junior lien mortgage loan portfolios.

Table 21: Residential Mortgage Loans

	December 31, 2025		December 31, 2024	
($ in millions)	**Outstanding balance**	**% of total loans**	Outstanding balance	% of total loans
California (1)	**$ 108,080**	**11%**	$ 108,000	12%
New York	**30,128**	**3**	30,777	3
Washington	**10,727**	**1**	10,621	1
New Jersey	**9,481**	**1**	9,841	1
Florida	**8,922**	**1**	9,368	1
Other (2)	**61,580**	**6**	65,336	7
Government insured/guaranteed loans (3)	**5,569**	**1**	7,097	1
Total first lien mortgage portfolio	**234,487**	**24**	241,040	26
Total junior lien mortgage portfolio (4)	**7,703**	**1**	9,229	1
Total residential mortgage loan portfolio	**$ 242,190**	**25%**	$ 250,269	27%

(1) Our first lien mortgage loans to borrowers in California are located predominantly within the larger metropolitan areas, with no single California metropolitan area consisting of more than 4% of total loans.
(2) Consists of 45 states; no state in Other had loans in excess of $6.4 billion and $6.9 billion at December 31, 2025 and 2024, respectively.
(3) Represents loans, substantially all of which were purchased from Government National Mortgage Association (GNMA) loan securitization pools, where the repayment of the loans is insured or guaranteed by U.S. government agencies, such as the Federal Housing Administration (FHA) or the Department of Veterans Affairs (VA). For additional information on GNMA loan securitization pools, see the "Risk Management – Credit Risk Management – Mortgage Banking Activities" section in this Report.
(4) Includes loans of $2.4 billion and $2.7 billion in California, and no other state had loans in excess of $730 million and $1.0 billion at December 31, 2025 and 2024, respectively.

CREDIT CARD, AUTO, AND OTHER CONSUMER LOANS. Table 22 shows the outstanding balance of our credit card, auto, and other consumer loan portfolios. For information regarding credit quality indicators for these portfolios, see Note 3 (Loans and Related Allowance for Credit Losses) to Financial Statements in this Report.

Table 22: Credit Card, Auto, and Other Consumer Loans

	December 31, 2025		December 31, 2024	
($ in millions)	Outstanding balance	% of total loans	Outstanding balance	% of total loans
Credit card	$ 59,540	6%	$ 56,542	6%
Auto	50,487	5	42,367	5
Other consumer:				
Securities-based	26,206	3	21,448	2
Other	7,849	1	7,960	1
Total other consumer	34,055	4	29,408	3
Total	$ 144,082	15%	$ 128,317	14%

Credit Card. The increase in the outstanding balance at December 31, 2025, compared with December 31, 2024, was due to higher purchase volume and the impact of new account growth.

Auto. The increase in the outstanding balance at December 31, 2025, compared with December 31, 2024, was due to loan originations exceeding paydowns.

Other Consumer. The increase in the outstanding balance at December 31, 2025, compared with December 31, 2024, was due to an increase in securities-based lending in our WIM operating segment.

Securities-based loans, such as margin loans, originated by the WIM operating segment are collateralized by assets in customer brokerage accounts. These loans have provisions that allow us to require additional collateral if the fair value of the existing collateral declines. Accordingly, these loans generally do not have an allowance for credit losses given their minimal expected credit risk.

NONPERFORMING ASSETS (NONACCRUAL LOANS AND FORECLOSED ASSETS). We generally place loans on nonaccrual status when:

- the full and timely collection of interest or principal becomes uncertain (generally based on an assessment of the borrower's financial condition and the adequacy of collateral, if any), such as in bankruptcy or other circumstances;
- they are 90 days (120 days with respect to residential mortgage loans) past due for interest or principal, unless the loan is both well-secured and in the process of collection;
- part of the principal balance has been charged off; or
- for junior lien mortgage loans, we have evidence that the related first lien mortgage may be 120 days past due or in the process of foreclosure regardless of the junior lien delinquency status.

Certain nonaccrual loans may be returned to accrual status after they perform for a period of time. Credit card loans are not placed on nonaccrual status, but are generally fully charged off when the loan reaches 180 days past due.

Table 23 summarizes nonperforming assets.

Table 23: Nonperforming Assets (Nonaccrual Loans and Foreclosed Assets)

($ in millions)		**Dec 31, 2025**	Dec 31, 2024
Nonaccrual loans:			
Commercial and industrial	**$**	**1,312**	763
Commercial real estate		**3,879**	3,771
Lease financing		**75**	84
Total commercial		**5,266**	4,618
Residential mortgage (1)		**2,838**	2,991
Auto		**70**	89
Other consumer		**27**	32
Total consumer		**2,935**	3,112
Total nonaccrual loans	**$**	**8,201**	7,730
As a percentage of total loans		**0.83%**	0.85
Foreclosed assets:			
Government insured/guaranteed (2)	**$**	**8**	3
Commercial		**262**	169
Consumer		**32**	34
Total foreclosed assets		**302**	206
Total nonperforming assets	**$**	**8,503**	7,936
As a percentage of total loans		**0.86%**	0.87

(1) Residential mortgage loans are not placed on nonaccrual status when they are insured or guaranteed by U.S. government agencies, such as the FHA or the VA.
(2) Consistent with regulatory reporting requirements, foreclosed real estate resulting from government insured/guaranteed loans are classified as nonperforming. Both principal and interest related to these foreclosed real estate assets are collectible because the loans were insured or guaranteed by U.S. government agencies. Receivables related to the foreclosure of certain government guaranteed real estate mortgage loans are excluded from this table and included in accounts receivable in other assets. For additional information on the classification of certain government-guaranteed mortgage loans upon foreclosure, see Note 1 (Summary of Significant Accounting Policies) to Financial Statements in this Report.

Total nonaccrual loans increased $471 million from December 31, 2024, driven by higher commercial and industrial nonaccrual loans.

For additional information on commercial nonaccrual loans, see the "Risk Management – Credit Risk Management – Commercial and Industrial Loans and Lease Financing" and "Risk Management – Credit Risk Management – Commercial Real Estate" sections in this Report.

Table 24 provides an analysis of the changes in nonaccrual loans. Typically, changes to nonaccrual loans period-over-period represent inflows for loans that are placed on nonaccrual status in accordance with our policies, offset by reductions for loans that are paid down, charged off, sold, foreclosed, or are no longer classified as nonaccrual as a result of continued performance and an improvement in the borrower's financial condition and loan repayment capabilities.

Table 24: Analysis of Changes in Nonaccrual Loans

	Year ended December 31,	
(in millions)	**2025**	2024
Commercial nonaccrual loans		
Balance, beginning of period	$ **4,618**	4,914
Inflows	**6,237**	4,613
Outflows:		
Returned to accruing	**(790)**	(966)
Foreclosures	**(95)**	(58)
Charge-offs	**(1,180)**	(1,635)
Payments, sales and other	**(3,524)**	(2,250)
Total outflows	**(5,589)**	(4,909)
Balance, end of period	**5,266**	4,618
Consumer nonaccrual loans		
Balance, beginning of period	**3,112**	3,342
Inflows	**1,234**	1,283
Outflows:		
Returned to accruing	**(512)**	(571)
Foreclosures	**(76)**	(88)
Charge-offs	**(84)**	(85)
Payments, sales and other	**(739)**	(769)
Total outflows	**(1,411)**	(1,513)
Balance, end of period	**2,935**	3,112
Total nonaccrual loans	$ **8,201**	7,730

We considered the risk of losses on nonaccrual loans in developing our allowance for loan losses. We believe exposure to losses on nonaccrual loans is mitigated by the following factors at December 31, 2025:

- 98% of total commercial nonaccrual loans were secured, predominantly by real estate.
- 74% of total commercial nonaccrual loans were current on interest and 63% of commercial nonaccrual loans were current on both principal and interest, but were on nonaccrual status because the full or timely collection of interest or principal had become uncertain.
- 99% of total consumer nonaccrual loans were secured, of which 97% were secured by real estate and 98% had an LTV ratio of 80% or less.
- $378 million of the $461 million of consumer loans in bankruptcy or discharged in bankruptcy, and classified as nonaccrual, were current.

NET CHARGE-OFFS. Table 25 presents net loan charge-offs.

Table 25: Net Loan Charge-offs

	Quarter ended December 31,				Year ended December 31,			
	2025		2024		**2025**		2024	
($ in millions)	**Net loan charge-offs**	**% of average loans (1)**	Net loan charge-offs	% of average loans (1)	**Net loan charge-offs**	**% of average loans**	Net loan charge-offs	% of average loans
Commercial and industrial	**$ 157**	**0.15%**	$ 132	0.14%	**$ 575**	**0.14%**	$ 597	0.16%
Commercial real estate	**158**	**0.48**	261	0.74	**421**	**0.32**	903	0.62
Lease financing	**10**	**0.26**	10	0.23	**37**	**0.24**	35	0.20
Total commercial	**325**	**0.22**	403	0.30	**1,033**	**0.19**	1,535	0.29
Residential mortgage	**(13)**	**(0.02)**	(14)	(0.02)	**(53)**	**(0.02)**	(69)	(0.03)
Credit card	**583**	**3.97**	628	4.49	**2,426**	**4.31**	2,455	4.58
Auto	**60**	**0.49**	82	0.77	**204**	**0.46**	356	0.80
Other consumer	**91**	**1.09**	112	1.56	**384**	**1.25**	495	1.75
Total consumer	**721**	**0.75**	808	0.85	**2,961**	**0.79**	3,237	0.85
Total	**$ 1,046**	**0.43%**	$ 1,211	0.53%	**$ 3,994**	**0.43%**	$ 4,772	0.52%

(1) Net loan charge-offs (recoveries) as a percentage of average loans are annualized.

The decrease in commercial net loan charge-offs in 2025, compared with 2024, was due to lower losses in our commercial real estate portfolio driven by the office property type.

The decrease in consumer net loan charge-offs in 2025, compared with 2024, was due to lower losses in our auto and other consumer portfolios.

ALLOWANCE FOR CREDIT LOSSES. We maintain an allowance for credit losses (ACL) for loans, which is management's estimate of the expected lifetime credit losses in the loan portfolio and unfunded credit commitments, at the balance sheet date, excluding loans and unfunded credit commitments carried at fair value or held for sale. Additionally, we maintain an ACL for debt securities classified as either AFS or HTM, other financial assets measured at amortized cost, including deposits with banks, net investments in leases, and other off-balance sheet credit exposures.

The process for establishing the ACL for loans takes into consideration many factors, including historical and forecasted loss trends, loan-level credit quality ratings and loan grade-specific characteristics. The process involves subjective and complex judgments. In addition, we review a variety of credit metrics and trends. These credit metrics and trends, however, do not solely determine the amount of the allowance as we use several analytical tools. For additional information on our ACL, see the "Critical Accounting Policies – Allowance for Credit Losses" section and Note 1 (Summary of Significant Accounting Policies) to Financial Statements in this Report. For additional information on our ACL for loans, see Note 3 (Loans and Related Allowance for Credit Losses) to Financial Statements in this Report, and for additional information on our ACL for debt securities, see Note 2 (Available-for-Sale and Held-to-Maturity Debt Securities) to Financial Statements in this Report.

Table 26 presents the allocation of the ACL for loans by loan portfolio segment and class.

Table 26: Allocation of the ACL for Loans

	Dec 31, 2025			Dec 31, 2024		
($ in millions)	**ACL**	**ACL as % of loan class**	**Loans as % of total loans**	ACL	ACL as % of loan class	Loans as % of total loans
Commercial and industrial	**$ 4,510**	**1.00%**	**46**	$ 4,151	1.09%	42
Commercial real estate	**2,737**	**2.07**	**13**	3,583	2.62	15
Lease financing	**210**	**1.35**	**1**	212	1.29	2
Total commercial	**7,457**	**1.24**	**60**	7,946	1.49	59
Residential mortgage (1)	**555**	**0.23**	**25**	541	0.22	27
Credit card	**4,956**	**8.32**	**6**	4,869	8.61	6
Auto	**817**	**1.62**	**5**	636	1.50	5
Other consumer	**552**	**1.62**	**4**	644	2.19	3
Total consumer	**6,880**	**1.78**	**40**	6,690	1.77	41
Total	**$ 14,337**	**1.45%**	**100**	$ 14,636	1.60%	100

	Dec 31, 2025	Dec 31, 2024
Components:		
Allowance for loan losses	**$ 13,797**	14,183
Allowance for unfunded credit commitments	**540**	453
Allowance for credit losses	**$ 14,337**	14,636
Ratio of allowance for loan losses to total net loan charge-offs	**3.45x**	2.97
Ratio of allowance for loan losses to total nonaccrual loans	**1.68**	1.83
Allowance for loan losses as a percentage of total loans	**1.40%**	1.55

(1) Includes negative allowance for expected recoveries of amounts previously charged off.

The ratios for the allowance for loan losses and the ACL for loans presented in Table 26 may fluctuate from period to period due to such factors as the mix of loan types in the portfolio, borrower credit strength, and the value and marketability of collateral.

The ACL for loans decreased $299 million, or 2%, from December 31, 2024, reflecting improved credit performance for commercial real estate loans, partially offset by a higher allowance for commercial and industrial and auto loans due to portfolio growth. The detail of the changes in the ACL for loans by portfolio segment (including charge-offs and recoveries by loan class) is included in Note 3 (Loans and Related Allowance for Credit Losses) to Financial Statements in this Report.

We consider multiple economic scenarios to develop our estimate of the ACL for loans, which generally include a base scenario, along with an optimistic (upside) and one or more pessimistic (downside) scenarios. We weighted the base scenario and the downside scenarios in our estimate of the ACL for loans at December 31, 2025. The base scenario assumed uncertainty related to trade policies, increased inflation along with slowing economic growth, increased unemployment rates, and a decline in commercial real estate prices. The downside scenarios assumed a more substantial economic contraction due to lower business and consumer confidence, declining property values, and uncertainty related to trade policies.

Additionally, we consider qualitative factors that represent management's judgment of risks related to our processes and assumptions used in establishing the ACL such as economic environmental factors, modeling assumptions and performance, process risk, and other subjective factors, including industry trends and emerging risk assessments.

The forecasted key economic variables used in our estimate of the ACL for loans at December 31 and September 30, 2025, are presented in Table 27.

Table 27: Forecasted Key Economic Variables

	2Q 2026	4Q 2026	2Q 2027
Weighted blend of economic scenarios:			
U.S. unemployment rate (1):			
December 31, 2025	**4.7%**	**5.3**	**5.8**
September 30, 2025	4.9	5.6	5.9
U.S. real GDP (2):			
December 31, 2025	**(0.8)**	**(0.5)**	**1.0**
September 30, 2025	(1.3)	0.3	1.7
Home price index (3):			
December 31, 2025	**(2.3)**	**(5.2)**	**(5.5)**
September 30, 2025	(4.7)	(6.0)	(5.1)
Commercial real estate asset prices (3):			
December 31, 2025	**(6.9)**	**(9.0)**	**(6.9)**
September 30, 2025	(9.6)	(9.4)	(6.0)

(1) Quarterly average.
(2) Percent change from the preceding period, seasonally adjusted annualized rate.
(3) Percent change year over year of national average; outlook differs by geography and property type.

Future amounts of the ACL for loans will be based on a variety of factors, including loan balance changes, portfolio credit quality and mix changes, and changes in general economic conditions and expectations (including for unemployment and real GDP), among other factors.

We believe the ACL for loans of $14.3 billion at December 31, 2025, was appropriate to cover expected credit losses, including unfunded credit commitments, at that date. The entire allowance is available to absorb credit losses from the total loan portfolio. The ACL for loans is subject to change and reflects existing factors as of the date of determination, including economic or market conditions and ongoing internal and external examination processes. Due to the sensitivity of the ACL for loans to changes in the economic and business environment, it is possible that we will incur incremental credit losses not anticipated as of the balance sheet date. Our process for determining the ACL is discussed in the "Critical Accounting Policies – Allowance for Credit Losses" section and Note 1 (Summary of Significant Accounting Policies) to Financial Statements in this Report.

MORTGAGE BANKING ACTIVITIES. We sell residential and commercial mortgage loans to various parties, including (1) government-sponsored enterprises (GSEs), Federal Home Loan Mortgage Corporation (FHLMC) and Federal National Mortgage Association (FNMA), who include the mortgage loans in GSE-guaranteed mortgage securitizations, (2) SPEs that issue private label MBS, and (3) other financial institutions that purchase mortgage loans for investment or private label securitization. In addition, we may pool FHA-insured and VA-guaranteed residential mortgage loans that are then used to back securities guaranteed by the Government National Mortgage Association (GNMA). We may be required to repurchase these mortgage loans, indemnify the securitization trust, investor or insurer, or reimburse the securitization trust, investor or insurer for credit losses incurred on loans (collectively, repurchase) in the event of a breach of contractual representations or warranties that is not remedied within a period (usually 90 days or less) after we receive notice of the breach.

In connection with our sales and securitization of residential mortgage loans, we have established a mortgage repurchase liability, initially at fair value, related to various representations and warranties that reflect management's estimate of losses for loans for which we could have a repurchase obligation, whether or not we currently service those loans, based on a combination of factors. See Note 15 (Securitizations and Variable Interest Entities) to Financial Statements in this Report for additional information about our liability for mortgage loan repurchase losses.

We provide recourse to GSEs for commercial mortgage loans sold under various programs and arrangements. The terms of certain programs require that we incur a pro-rata share of actual losses in the event of borrower default. See Note 16 (Guarantees and Other Commitments) to Financial Statements in this Report for additional information about our exposure to loss related to these programs.

In addition to servicing loans in our portfolio, we may also service residential and commercial mortgage loans included in GSE mortgage securitizations, GNMA-guaranteed mortgage securitizations of FHA-insured/VA-guaranteed mortgages and private label mortgage securitizations, as well as for unsecuritized loans owned by institutional investors.

The loans we service were originated by us or by other mortgage loan originators. As servicer, our primary duties are typically to (1) collect payments due from borrowers, (2) advance certain delinquent payments of principal and interest on the mortgage loans, (3) maintain and administer any hazard, title or primary mortgage insurance policies relating to the mortgage loans, (4) maintain any required escrow accounts for payment of taxes and insurance and administer escrow payments, and (5) foreclose on defaulted mortgage loans or, to the extent consistent with the related servicing agreement, consider alternatives to foreclosure, such as loan modifications or short sales, and for certain investors, manage the foreclosed property through liquidation. The amount and timing of reimbursement for advances of delinquent payments vary by investor and the applicable servicing agreements. See Note 6 (Mortgage Banking Activities) to Financial Statements in this Report for additional information about residential and commercial mortgage servicing rights, servicer advances and servicing fees.

In accordance with applicable servicing guidelines, upon transfer as servicer, we may have the option to repurchase loans from certain loan securitizations, which generally becomes exercisable based on delinquency status such as when three scheduled loan payments are past due. When we have the unilateral option to repurchase a loan, we recognize the loan and a corresponding liability on our balance sheet regardless of our intent to repurchase the loan.

Each agreement under which we act as servicer generally specifies a standard of responsibility for actions we take in such capacity. We are required to indemnify the securitization trustee against any failure by us as servicer to perform our servicing obligations. In addition, if we commit a breach of our obligations as servicer, we may be subject to termination if the breach is not cured within a specified period. The standards governing servicing in GSE-guaranteed securitizations, and the possible remedies for violations of such standards, vary, and those standards and remedies are determined by servicing guides maintained by the GSEs, contracts between the GSEs and individual servicers and topical guides published by the GSEs from time to time. Such remedies could include indemnification or repurchase of an affected mortgage loan. In addition, in connection with our servicing activities, we could continue to become subject to consent orders and settlement agreements with federal and state regulators for alleged servicing issues and practices. In general, these can require us to provide customers with loan modification relief, refinancing relief, and foreclosure prevention and assistance, and can result in business restrictions or the imposition of certain monetary penalties on us.

Asset/Liability Management

Asset/liability management involves measuring, monitoring and managing interest rate risk, market risk, liquidity risk and funding. Primary oversight of interest rate risk and market risk resides with the Finance Committee of the Board, while primary oversight of liquidity risk and funding resides with the Risk Committee of the Board. These committees oversee the administration and effectiveness of financial risk management policies and processes used to assess and manage these risks.

At the management level, the Corporate Asset/Liability Committee, which consists of management from finance, risk and business groups, oversees interest rate risk and liquidity risk and funding and supports periodic reports provided to the Board's Finance Committee and Risk Committee as appropriate. As discussed in more detail for market risk activities below, we employ separate management level oversight specific to market risk.

INTEREST RATE RISK. Interest rate risk is the risk that market fluctuations in interest rates, and/or product spreads, can cause a reduction in the Company's earnings and capital stemming from mismatches in the Company's asset and liability cash flows.

We are subject to interest rate risk because:

- assets and liabilities may mature or reprice at different times or at different amounts;
- short-term and long-term market interest rates may change independently or by different magnitudes;
- the remaining maturity for various assets or liabilities may shorten or lengthen as interest rates change; or
- interest rates may also have a direct or indirect effect on loan demand, collateral values, credit losses, loan origination volume, and the fair value of financial instruments and MSRs.

We measure interest rate risk exposure from lending, investing, and deposit-raising activities, as well as from issuances of long-term debt. Interest rate risk is measured by comparing the earnings outcomes from multiple interest rate scenarios relative to our base scenario. The base scenario is a reference point used by the Company for financial planning purposes. These scenarios may differ in the direction, degree, and speed of interest rate changes over time, and the projected shape of the yield curve. They also require assumptions regarding drivers of earnings and balance sheet composition such as loan originations, prepayment rates on loans and debt securities, deposit flows and mix, as well as pricing strategies. We periodically assess and enhance our scenarios and assumptions.

Table 28 presents the results of the estimated net interest income sensitivity over the next 12 months from the multiple scenarios compared with our base scenario. These hypothetical scenarios include instantaneous movements across the yield curve with both lower and higher interest rates under a parallel shift, as well as steeper and flatter non-parallel changes in the yield curve. Long-term interest rates are defined as all tenors three years and longer, and short-term interest rates are defined as all tenors less than three years. Markets trading net interest income is excluded from the sensitivity analysis since Markets trading net interest income may be offset by trading-related noninterest income. For additional information on the market risk of financial instruments used in our trading activities, which are measured at fair value through earnings, see the "Risk Management – Asset/Liability Management – Market Risk – Trading Activities" section in this Report.

Our scenario assumptions reflected the following:

- Scenarios are dynamic and reflect anticipated changes to our assets and liabilities over time.
- Mortgage prepayment and origination assumptions vary across scenarios and reflect only the impact of the higher or lower interest rates.
- Other macroeconomic variables that could be correlated with the changes in interest rates are held constant.
- The funding forecast in our base scenario incorporates deposit mix changes and market funding levels consistent with the base interest rate trajectory. Our hypothetical scenarios incorporate deposit mix that is the same as in the base scenario. In higher interest rate scenarios, potential customer deposit activity that shifts balances into higher yielding products and/or requires additional market funding could reduce the expected benefit from higher rates. Conversely, in lower interest rate scenarios, a potential shift to a funding mix with lower yielding deposits and/or less market funding could reduce the impact of lower rates on earning assets in these scenarios.
- The interest rate sensitivity of deposits as market interest rates change, referred to as deposit betas, are informed by historical behavior and expectations for near-term pricing strategies. Our actual experience may differ from expectations due to the lag or acceleration of deposit repricing, changes in consumer behavior, and other factors.

Table 28: Net Interest Income Sensitivity Over the Next 12 Months Using Instantaneous Movements

($ in billions)		Dec 31, 2025	Dec 31, 2024
Parallel shift (1):			
+100 bps shift in interest rates	$	**1.9**	1.3
-100 bps shift in interest rates		**(2.3)**	(2.2)
-200 bps shift in interest rates		**(5.3)**	(4.4)
Steeper yield curve (1):			
+100 bps shift in long-term interest rates		**0.5**	0.4
-100 bps shift in short-term interest rates		**(1.8)**	(1.8)
Flatter yield curve (1):			
+100 bps shift in short-term interest rates		**1.4**	0.9
-100 bps shift in long-term interest rates		**(0.4)**	(0.4)

(1) In first quarter 2025, we made an update to exclude the net interest income sensitivity for trading-related assets and liabilities of our Markets trading business. Prior period amounts have been revised to conform with the current period presentation.

The changes in our interest rate sensitivity from December 31, 2024, to December 31, 2025, reflected updates for our expected balance sheet composition. Our interest rate sensitivity indicates that we would expect to benefit from higher interest rates as our assets would reprice faster and to a greater degree than our liabilities, while in the case of lower interest rates, our assets would reprice downward and to a greater degree than our liabilities resulting in lower net interest income. The realized impact of interest rate changes may vary from our base and hypothetical scenarios for various reasons, including any deposit pricing lags. We use interest rate derivatives and our debt securities portfolio to manage our interest rate exposures.

We use derivatives for asset/liability management to (i) convert cash flows from selected assets and/or liabilities from floating-rate payments to fixed-rate payments, or vice versa, (ii) reduce accumulated other comprehensive income (AOCI) sensitivity of our AFS debt securities portfolio, and/or (iii) economically hedge our mortgage origination pipeline, funded mortgage loans, and MSRs. Derivatives used to hedge our interest rate risk exposures are presented in Note 13 (Derivatives) to Financial Statements in this Report. As interest rates increase, changes in the fair value of AFS debt securities may negatively affect AOCI, which lowers the amount of our regulatory capital. AOCI also includes unrealized gains or losses related to the transfer of debt securities from AFS to HTM, which are subsequently amortized into earnings over the life of the security with no further impact from interest rate changes. See Note 1 (Summary of Significant Accounting Policies) and Note 2 (Available-for-Sale and Held-to-Maturity Debt Securities) to Financial Statements in this Report for additional information on our debt securities portfolio.

In addition to the net interest income sensitivity above, we also measure and evaluate the economic value sensitivity (EVS) of our balance sheet. EVS is the change in the present value of the life-time cash flows of the Company's assets and liabilities across a range of scenarios. It is based on the existing balance sheet, at a point in time, and helps indicate whether we are exposed to higher or lower interest rates. We manage EVS through a set of limits that are designed to align with our interest rate risk appetite.

Interest rate sensitive noninterest income is impacted by changes in earnings credit for noninterest-bearing deposits that reduce treasury management deposit-related service fees on commercial accounts. Our interest rate sensitive noninterest income is also impacted by mortgage banking activities that may have sensitivity impacts that move in the opposite direction of our net interest income. See the "Risk Management – Asset/ Liability Management – Mortgage Banking Interest Rate and Market Risk" section in this Report for additional information.

MORTGAGE BANKING INTEREST RATE AND MARKET RISK. We originate and service mortgage loans, which subjects us to various risks, including market, interest rate, credit, and liquidity risks that can be substantial. Based on market conditions and other factors, we reduce credit and liquidity risks by selling or securitizing mortgage loans. We determine whether mortgage loans will be held for investment or held for sale at the time of commitment, but may change our intent to hold loans for investment or sale as part of our corporate asset/liability management activities. We may also retain securities in our investment portfolio at the time we securitize mortgage loans.

Changes in interest rates may impact mortgage banking noninterest income, including origination and servicing fees, and the fair value of our residential MSRs, loans held for sale (LHFS), and derivative loan commitments (interest rate "locks") extended to mortgage applicants. Interest rate changes will generally impact our mortgage banking noninterest income on a lagging basis due to the time it takes for the market to reflect a shift in customer demand, as well as the time required for processing a new application, providing the commitment, and securitizing and selling the loan. The amount and timing of the impact will depend on the magnitude, speed and duration of the changes in interest rates.

The valuation of our residential MSRs is highly subjective and involves complex judgments by management about matters that are inherently unpredictable. Changes in interest rates influence a variety of significant assumptions captured in the periodic valuation of residential MSRs, including prepayment rates, costs to service, and other servicing valuation elements. See the "Critical Accounting Policies – Fair Value Measurements" section in this Report for additional information on the valuation of our residential MSRs.

An increase in interest rates generally reduces the propensity for refinancing, extends the expected duration of the managed servicing portfolio, and therefore increases the estimated fair value of the MSRs. However, an increase in interest rates can also reduce mortgage loan demand, including refinancing activity, which reduces noninterest income from origination activities. A decline in interest rates would generally have an opposite impact.

To reduce our exposure to changes in interest rates, our residential MSRs are economically hedged with a combination of derivative instruments, including interest rate swaps, Secured Overnight Financing Rate (SOFR) futures, highly liquid mortgage forward contracts, and interest rate options. Hedging the various sources of interest rate risk in mortgage banking is a complex process that requires sophisticated modeling and constant monitoring. There are several potential risks to earnings from mortgage banking related to origination volumes and mix, valuation of MSRs and associated hedging results, the relationship and degree of volatility between short-term and long-term interest rates, and changes in servicing and foreclosures costs. While we attempt to balance our mortgage banking interest rate and market risks, the financial instruments we use may not perfectly correlate with the values and income being hedged.

The size of the hedge and the particular combination of hedging instruments at any point in time is designed to reduce the volatility of our earnings over various time frames within a range of mortgage interest rates. Market factors, the composition of the managed servicing portfolio, and the relationship between the origination and servicing sides of our mortgage businesses change continually, and therefore the types of instruments used in our hedging are reviewed daily and rebalanced based on our evaluation of current market factors and the interest rate risk inherent in our portfolio. For additional information on mortgage banking, including key assumptions and the sensitivity of the fair value of MSRs, see Note 6 (Mortgage Banking Activities) and Note 14 (Fair Value Measurements) to Financial Statements in this Report.

MARKET RISK. Market risk is the risk of possible economic loss from adverse changes in market risk factors such as interest rates, credit spreads, foreign exchange rates, equity and commodity prices, and the risk of possible loss due to counterparty exposure. Market risk applies to implied volatility risk, basis risk, and market liquidity risk and includes price risk in the trading book, mortgage servicing rights, the hedge effectiveness risk associated with non-trading portfolios held at fair value, and impairment on private equity investments.

The Board's Finance Committee has primary oversight responsibility for market risk and oversees the Company's market risk exposure and market risk management strategies. In addition, the Board's Risk Committee has certain oversight responsibilities with respect to market risk, including counterparty risk. The Finance Committee also reports key market risk matters to the Risk Committee.

At the management level, the Market and Counterparty Risk Management function, which is part of IRM, has oversight responsibility for market risk across the enterprise. The Market and Counterparty Risk Management function reports into Corporate and Investment Banking Risk and provides periodic reports related to market risk to the Board's Finance Committee and Risk Committee, as applicable.

MARKET RISK – TRADING ACTIVITIES. We engage in trading activities to accommodate the investment and risk management activities of our customers and to execute economic hedging to manage certain balance sheet risks. These trading activities predominantly occur within our Markets business. Trading debt and equity securities, trading loans, and trading derivatives are financial instruments used in our trading activities, and are measured at fair value through earnings. Income earned on the financial instruments used in our trading activities include net interest income, changes in fair value, and realized gains and losses. Changes in fair value and realized gains and losses of the financial instruments used in our trading activities are reflected in net gains from trading activities. For additional information on the financial instruments used in our trading activities, see Note 1 (Summary of Significant Accounting Policies) to Financial Statements in this Report. For additional information on the income from these trading activities, see Note 20 (Revenue and Expenses) to Financial Statements in this Report.
Value-at-risk (VaR) is a statistical risk measure used to estimate the potential loss from adverse moves in the financial markets, and Trading VaR is a measure used to provide insight into the market risk exhibited by the Company's trading positions on our consolidated balance sheet. The Company uses these VaR metrics complemented with sensitivity analysis and stress testing in measuring and monitoring market risk. The Company calculates Trading VaR for risk management purposes to establish and monitor line of business and Company-wide risk limits.

Our Trading General VaR is calculated using a simulation model based on historical changes in market values, which estimates the potential loss on the portfolio over a one-day time interval at a 99% confidence level. Our historical simulation model is based on equally weighted data from a 12-month historical look-back period. We believe using a 12-month look-back period helps ensure the Company's VaR is responsive to current market conditions. The 99% confidence level equates to an expectation that the Company would incur single-day trading losses in excess of the VaR estimate on average once every 100 trading days.

Table 29 shows the Company's Trading General VaR by risk category.

Table 29: Trading 1-Day 99% General VaR by Risk Category

	Year ended December 31,					
	2025 (1)			2024		
(in millions)	**Average**	**Low**	**High**	Average	Low	High
Company Trading General VaR Risk Categories						
Credit	**$ 19**	**11**	**36**	35	23	58
Interest rate	**5**	**2**	**14**	32	13	68
Equity	**21**	**14**	**41**	20	15	27
Commodity	**3**	**1**	**8**	3	1	11
Foreign exchange	**5**	**1**	**9**	1	0	13
Diversification benefit (2)	**(23)**			(62)		
Company Trading General VaR	**$ 30**			29		

(1) In second quarter 2025, we changed our approach for allocating VaR by risk category to align the primary product class of a trading position to a single risk category. Previously, products with multiple risks were allocated across several risk categories. This change did not affect the underlying assumptions, parameters, or the VaR model itself.
(2) The diversification effect arises because the risks are not perfectly correlated causing a portfolio of positions to usually be less risky than the sum of the risks of the positions alone. The diversification benefit is not meaningful for low and high metrics since they may occur on different days.

Sensitivity Analysis. Given the inherent limitations of the VaR models, the Company uses other measures, including sensitivity analysis, to measure and monitor risk. Sensitivity analysis is the measure of exposure to a single risk factor, such as a 0.01% increase in interest rates or a 1% increase in equity prices. We conduct and monitor sensitivity on interest rates, credit spreads, volatility, equity, commodity, and foreign exchange exposure. Sensitivity analysis complements VaR as it provides an indication of risk relative to each factor irrespective of historical market moves.

Stress Testing. While VaR captures the risk of loss due to adverse changes in markets using recent historical market data, stress testing is designed to capture the Company's exposure to extreme, but low probability, market movements. Stress scenarios estimate the risk of losses based on management's assumptions of abnormal but severe market movements such as severe credit spread widening or a large decline in equity prices. These scenarios assume that the market moves happen instantaneously and no repositioning or hedging activity takes place to mitigate losses as events unfold (a conservative approach since experience demonstrates otherwise).

An inventory of scenarios is maintained representing both historical and hypothetical stress events that affect a broad range of market risk factors with varying degrees of correlation and differing time horizons. Hypothetical scenarios assess the impact of large movements in financial variables on portfolio values. Typical examples include a 1% (100 basis point) increase across the yield curve or a 10% decline in equity market indexes.

Historical scenarios utilize an event-driven approach: the stress scenarios are based on plausible but rare events, and the analysis addresses how these events might affect the risk factors relevant to a portfolio.

The Company's stress testing framework is also used in calculating results in support of the Federal Reserve Board's Comprehensive Capital Analysis and Review (CCAR) and internal stress tests. Stress scenarios are regularly reviewed and updated to address potential market events or concerns. For more detail on the CCAR process, see the "Capital Management" section in this Report.

MARKET RISK – EQUITY SECURITIES. We are directly and indirectly affected by changes in the equity markets. We make and manage investments in various businesses, such as start-up companies and emerging growth companies, some of which are made by our venture capital business. We also invest in funds that make similar private equity investments.

Private equity investments are investments in nonmarketable equity securities and are approved by management and/or the Board depending on investment size. Management reviews these investments at least quarterly to assess for impairment and identify observable price changes for investments accounted for using the measurement alternative, both of which may require us to make fair value measurements. Impairment assessments are based on facts and circumstances of each individual investment and the expectations for that investment's cash flows and capital needs, the viability of its business model, and our exit strategy. We account for private equity investments under the fair value method, the equity method, or the measurement alternative.

Additionally, as part of our business to support our customers, we trade public equities, listed/over-the-counter equity derivatives, and convertible bonds, and we have parameters for the oversight of these activities.

Changes in equity market prices may also indirectly affect our net income by (1) the value of third-party assets under management and, hence, fee income, (2) borrowers whose ability to repay principal and/or interest may be affected by the stock market, or (3) brokerage activity, related commission income and other business activities. Each business line monitors and manages these indirect risks.

For additional information on our equity securities, see Note 4 (Equity Securities) to Financial Statements in this Report.

LIQUIDITY RISK AND FUNDING. Liquidity risk is the risk arising from the inability of the Company to meet obligations when they come due, or roll over funds at a reasonable cost, without incurring heightened costs. In the ordinary course of business, we enter into contractual obligations that may require future cash payments, including funding for customer loan requests, customer deposit maturities and withdrawals, debt service, leases for premises and equipment, and other cash commitments. Liquidity risk also considers the stability of deposits, including the risk of losing uninsured or non-operational deposits. The objective of effective liquidity management is to be able to meet our contractual obligations and other cash commitments efficiently under both normal operating conditions and under periods of Wells Fargo-specific and/or market stress.

For additional information on these obligations, see the following sections and Notes to Financial Statements in this Report:

- "Unfunded Credit Commitments" section within Loans and Related Allowance for Credit Losses (Note 3)
- Leasing Activity (Note 7)
- Deposits (Note 8)
- Long-Term Debt (Note 9)
- Guarantees and Other Commitments (Note 16)
- Employee Benefits (Note 21)
- Income Taxes (Note 22)

To help achieve this objective, the Board establishes liquidity guidelines that require sufficient liquidity to cover potential funding requirements and to avoid over-dependence on volatile, less reliable funding markets. These guidelines are monitored on a monthly basis by the management-level Corporate Asset/Liability Committee and on a quarterly basis by the Board. These guidelines are established and monitored for both the Company and the Parent on a stand-alone basis so that the Parent is a source of strength for its banking subsidiaries.

Liquidity Stress Tests. Liquidity stress tests are performed to help the Company maintain sufficient liquidity to meet contractual and contingent outflows modeled under a variety of stress scenarios. Our scenarios utilize market-wide and idiosyncratic events, including a range of stress conditions and time horizons. Stress testing results facilitate evaluation of the Company's projected liquidity position during stress and may inform future needs in the Company's funding plan.

Contingency Funding Plan. Our contingency funding plan (CFP), which is approved by the Corporate Asset/Liability Committee and the Board's Risk Committee, sets out the Company's strategies and action plans to address potential liquidity needs during market-wide or idiosyncratic liquidity events. The CFP establishes measures for monitoring emerging liquidity events and describes the processes for communicating and managing stress events should they occur. The CFP also identifies alternate funding and liquidity strategies available to the Company in a period of stress.

Liquidity Standards. We are subject to a rule issued by the Board of Governors of the Federal Reserve System (FRB), the Office of the Comptroller of the Currency (OCC) and the Federal Deposit Insurance Corporation (FDIC) that establishes a quantitative minimum liquidity requirement, known as the liquidity coverage ratio (LCR). The rule requires a covered banking organization to hold high-quality liquid assets (HQLA) in an amount equal to or greater than its projected net cash outflows during a 30-day stress period. Our HQLA under the rule mainly consists of central bank deposits, government debt securities, and federal agency mortgage-backed securities. The LCR applies to the Company and to our insured depository institutions (IDIs) with total assets of $10 billion or more. In addition, rules issued by the FRB impose enhanced liquidity risk management standards on large bank holding companies (BHCs), such as Wells Fargo.

We are also subject to a rule issued by the FRB, OCC and FDIC that establishes a stable funding requirement, known as the net stable funding ratio (NSFR). The NSFR requires a covered banking organization, such as Wells Fargo, to maintain a minimum amount of stable funding, including common equity, long-term debt and most types of deposits, in relation to its assets, derivative exposures and commitments over a one-year

horizon period. The NSFR applies to the Company and to our IDIs with total assets of $10 billion or more. As of December 31, 2025, we were compliant with the NSFR requirement.

Liquidity Coverage Ratio. As of December 31, 2025, the Company, Wells Fargo Bank, N.A., and Wells Fargo National Bank West exceeded the minimum LCR requirement of 100%. The LCR represents average HQLA divided by average projected net cash outflows, as each is defined under the LCR rule.

Table 30 presents the Company's quarterly average values for the daily-calculated LCR and its components calculated pursuant to the LCR rule requirements.

Table 30: Liquidity Coverage Ratio

	Average for quarter ended		
(in millions, except ratio)	**Dec 31, 2025**	Sep 30, 2025	Dec 31, 2024
HQLA (1):			
Eligible cash	$ **139,271**	153,816	164,386
Eligible securities (2)	**250,520**	227,259	205,715
Total HQLA	**389,791**	381,075	370,101
Projected net cash outflows (3)	**327,403**	315,355	295,537
LCR	**119%**	121	125

(1) HQLA excludes excess HQLA at certain subsidiaries that is not transferable to other Wells Fargo entities.
(2) Net of applicable haircuts required under the LCR rule.
(3) Projected net cash outflows are calculated by applying a standardized set of outflow and inflow assumptions, defined by the LCR rule, to various exposures and liability types, such as deposits and unfunded loan commitments, which are prescribed based on a number of factors, including the type of customer and the nature of the account.

Liquidity Sources. As of December 31, 2025, the Company had approximately $872.2 billion of total available liquidity sources. Table 31 presents the components of our available liquidity sources.

We maintain primary sources of liquidity in the form of central bank deposits and high-quality liquid debt securities, which collectively totaled $499.5 billion as of December 31, 2025. Our high-quality liquid debt securities presented in Table 31 are substantially the same in composition as HQLA eligible securities under the LCR rule; however, they will generally exceed HQLA eligible securities due to the applicable LCR haircuts and the exclusion of LCR adjustments for excess liquidity that is not transferable from certain subsidiaries.

We believe our high-quality liquid debt securities provide reliable sources of liquidity through sales or by pledging to obtain financing, in both normal and stressed market conditions. High-quality liquid debt securities include AFS, HTM, and trading debt securities, as well as debt securities received through securities financing activities.

As of December 31, 2025, we had approximately $623.0 billion of borrowing capacity at the Federal Reserve Discount Window and Federal Home Loan Banks (FHLB). This borrowing capacity included $250.3 billion related to pledged high-quality liquid debt securities within our primary sources of liquidity and $372.7 billion related to pledged loans and other debt securities within our contingent sources of liquidity.

Table 31: Total Available Liquidity Sources

(in millions)	**Dec 31, 2025**	Sep 30, 2025	Dec 31, 2024
Primary sources of liquidity:			
Central bank deposits	$ **130,448**	134,506	162,174
High-quality liquid debt securities (1)	**369,007**	372,003	368,508
Total	**499,455**	506,509	530,682
Contingent sources of liquidity (2):			
Pledged loans and other	**372,698**	359,579	361,057
Total available liquidity	$ **872,153**	866,088	891,739

(1) Presented at fair value and includes unencumbered securities.
(2) Presented at borrowing capacity, net of haircuts.

Funding Sources. The Parent acts as a source of funding for the Company through the issuance of long-term debt and equity. WFC Holdings, LLC (the "IHC") is an intermediate holding company and subsidiary of the Parent, which provides funding support for the ongoing operational requirements of the Parent and certain of its direct and indirect subsidiaries. For additional information on the IHC, see the "Regulation and Supervision – 'Living Will' Requirements and Related Matters" section in our 2025 Form 10-K. Additional subsidiary funding is provided by deposits, short-term funding, and long-term debt.

Deposits have historically provided a sizable source of relatively low-cost funds. Loans were 69% and 67% of total deposits at December 31, 2025 and 2024, respectively.

Short-term funding, which generally matures in less than 30 days, includes federal funds purchased and securities loaned or sold under repurchase agreements and short-term borrowings. The balances of securities loaned or sold under agreements to repurchase may vary over time due to client activity in our Markets business, our own demand for financing, and our overall mix of liabilities. Securities sold under agreements to repurchase increased at December 31, 2025, from December 31, 2024, driven by increased client-driven activity in our Markets business. For additional information, see the "Collateralized Financing Activities and Deposits", "Short-term Borrowings", and "Long-term Debt" sections of Note 1 (Summary of Significant Accounting Policies) to Financial Statements in this Report.

We may pledge financial instruments that we own to collateralize repurchase agreements and other securities financings, as well as borrowings from the FHLB. For additional information, see the "Pledged Assets" section of Note 18 (Pledged Assets and Collateral) to Financial Statements in this Report.

We access domestic and international capital markets for long-term funding through issuances of registered debt securities, private placements, securitizations, and asset-backed secured funding. We issue long-term debt in a variety of maturities and currencies to achieve cost-efficient funding and to maintain an appropriate maturity profile. Proceeds from securities issued were used for general corporate purposes unless otherwise specified in the applicable prospectus or prospectus supplement, and we expect the proceeds from securities issued in the future will be used for the same purposes. Depending on market conditions and our liquidity position, we may redeem or repurchase, and subsequently retire, our outstanding debt securities in privately negotiated or open market transactions, by tender offer, or otherwise. We issued $9.9 billion of long-term debt during January and February 2026.

Table 32 presents a summary of our long-term debt. For additional information on our long-term debt, including contractual maturities, see Note 9 (Long-Term Debt), and for additional information on the classification of our long-term debt, see Note 1 (Summary of Significant Accounting Policies) to Financial Statements in this Report.

Table 32: Long-Term Debt

(in millions)		December 31, 2025	December 31, 2024
Wells Fargo & Company (Parent Only)	$	153,748	147,100
Wells Fargo Bank, N.A., and other bank entities (Bank)		19,236	24,709
Other consolidated subsidiaries		1,728	1,269
Total	$	174,712	173,078

Credit Ratings. Capital markets investors, as well as other market participants, generally will consider, among other factors, a company's debt rating in making investment decisions. Rating agencies base their ratings on many quantitative and qualitative factors, including capital adequacy, liquidity, asset quality, business mix, the level and quality of earnings, and rating agency assumptions regarding the probability and extent of federal financial assistance or support for certain large financial institutions. Adverse changes in these factors could result in a reduction of our credit rating; however, our debt securities do not contain credit rating covenants.

There were no actions undertaken by the ratings agencies with regard to our credit ratings during fourth quarter 2025.

See the "Risk Factors" section in this Report for additional information regarding our credit ratings and the potential impact a credit rating downgrade would have on our liquidity and operations as well as Note 13 (Derivatives) to Financial Statements in this Report for information regarding additional collateral and funding obligations required for certain derivative instruments in the event our credit ratings were to fall below investment grade.

The credit ratings of the Parent and Wells Fargo Bank, N.A., as of December 31, 2025, are presented in Table 33.

Table 33: Credit Ratings as of December 31, 2025

	Wells Fargo & Company			Wells Fargo Bank, N.A.		
	Long-term	Short-term	Outlook	Long-term	Short-term	Outlook
Moody's Investors Service	A1	P-1	Stable	Aa2	P-1	Stable
S&P Global Ratings	BBB+	A-2	Positive	A+	A-1	Stable
Fitch Ratings	A+	F1	Stable	AA-	F1+	Stable

Capital Management

We have an active program for managing capital through a comprehensive process for assessing the Company's overall capital adequacy. Our objective is to maintain capital at an amount commensurate with our risk profile and risk tolerance objectives, and to meet both regulatory and market expectations. We primarily fund our capital needs through the retention of earnings net of both dividends and share repurchases, as well as through the issuance of preferred stock and long- and short-term debt. For additional information about capital planning, see the "Capital Planning and Stress Testing" section below.

Regulatory Capital Requirements
The Company and each of our IDIs are subject to various regulatory capital adequacy requirements administered by the FRB and the OCC. Risk-based capital rules establish risk-adjusted ratios relating regulatory capital to different categories of assets and off-balance sheet exposures as discussed below.

RISK-BASED CAPITAL AND RISK-WEIGHTED ASSETS. The Company is subject to rules issued by federal banking regulators to implement Basel III capital requirements for U.S. banking organizations. The rules contain two frameworks for calculating capital requirements, a Standardized Approach and an Advanced Approach applicable to certain institutions, including Wells Fargo, and we must calculate our risk-based capital ratios under both approaches. The Company is required to satisfy the risk-based capital ratio requirements to avoid restrictions on capital distributions and discretionary bonus payments.
Table 34 presents the risk-based capital requirements applicable to the Company under the Standardized Approach and Advanced Approach, respectively, as of December 31, 2025.

In addition to the risk-based capital requirements described in Table 34, if the FRB determines that a period of excessive credit growth is contributing to an increase in systemic risk, a countercyclical buffer of up to 2.50% could be added to the risk-based capital ratio requirements under federal banking regulations. The countercyclical buffer in effect at December 31, 2025, was 0.00%.

The capital conservation buffer is applicable to certain institutions, including Wells Fargo, under the Advanced Approach and is intended to absorb losses during times of economic or financial stress.

The stress capital buffer (SCB) is calculated based on the decrease in a BHC's risk-based capital ratios under the severely adverse scenario in the FRB's annual supervisory stress test and related Comprehensive Capital Analysis and Review (CCAR), plus four quarters of planned common stock dividends. Because the SCB is calculated annually based on data that can differ over time, our SCB, and thus our risk-based capital ratio requirements under the Standardized Approach, are subject to change in future periods. Our SCB for the period October 1, 2025, through September 30, 2026, is 2.50%. In February 2026, the FRB communicated that the current SCB for BHCs would remain in effect until September 30, 2027, due to proposed updates to enhance the transparency of the stress testing program.

Table 34: Risk-Based Capital Requirements – Standardized and Advanced Approaches



Standardized Approach
8.50%
2.50%
1.50%
4.50%
Common Equity Tier 1 ratio
10.00%
2.50%
1.50%
6.00%
Tier 1 capital ratio
12.00%
2.50%
1.50%
8.00%
Total capital ratio
Advanced Approach
8.50%
2.50%
1.50%
4.50%
Common Equity Tier 1 ratio
10.00%
2.50%
1.50%
6.00%
Tier 1 capital ratio
12.00%
2.50%
1.50%
8.00%
Total capital ratio
Minimum requirement
G-SIB capital surcharge
Stress capital buffer
Capital conservation buffer

As a global systemically important bank (G-SIB), we are also subject to the FRB's rule implementing an additional capital surcharge between 1.00-4.50% on the risk-based capital ratio requirements of G-SIBs. Under the rule, we must annually calculate our surcharge under two methods and use the higher of the two surcharges. The first method (method one) considers our size, interconnectedness, cross-jurisdictional activity, substitutability, and complexity, consistent with the methodology developed by the Basel Committee on Banking Supervision (BCBS) and the Financial Stability Board (FSB). The second method (method two) uses similar inputs, but replaces substitutability with use of short-term wholesale funding and will generally result in higher surcharges than under method one. Because the G-SIB capital surcharge is calculated annually based on data that can differ over time, the amount of the surcharge is subject to change in future years. If our annual calculation results in a decrease to our G-SIB capital surcharge, the decrease takes effect the next calendar year. If our annual calculation results in an increase to our G-SIB capital surcharge, the increase takes effect in two calendar years. Our G-SIB capital surcharge will continue to be 1.50% in 2026. On July 27, 2023, the FRB issued a proposed rule that would impact the methodology used to calculate the G-SIB capital surcharge.

Risk-weighted assets (RWAs) include components for credit risk and market risk under both the Standardized and Advanced Approaches. Under the Standardized Approach, credit risk RWAs are determined by applying prescribed risk weights that vary by category of asset, including credit equivalent amounts of derivatives and off-balance sheet items. Under the Advanced Approach, credit risk RWAs are calculated using a risk-sensitive methodology, which relies upon the use of our internal credit models based upon our experience with internal rating grades. The Advanced Approach also includes an operational risk component to reflect the risk of loss resulting from inadequate or failed internal processes, people and systems, or from external events.

The tables that follow provide information about our risk-based capital and related ratios as calculated under Basel III capital rules. Table 35 summarizes our CET1, Tier 1 capital, Total capital, RWAs and capital ratios.

Table 35: Capital Components and Ratios

		Standardized Approach			Advanced Approach		
($ in millions)		**Required Capital Ratios (1)**	**Dec 31, 2025**	Dec 31, 2024	**Required Capital Ratios (1)**	**Dec 31, 2025**	Dec 31, 2024
Common Equity Tier 1	(A)		$ **137,346**	134,588		**137,346**	134,588
Tier 1 capital	(B)		**153,567**	152,866		**153,567**	152,866
Total capital	(C)		**184,682**	184,638		**174,617**	174,446
Risk-weighted assets	(D)		**1,294,609**	1,216,146		**1,112,533**	1,085,017
Common Equity Tier 1 capital ratio	(A)/(D)	**8.50 %**	**10.61** *	11.07	**8.50**	**12.35**	12.40
Tier 1 capital ratio	(B)/(D)	**10.00**	**11.86** *	12.57	**10.00**	**13.80**	14.09
Total capital ratio	(C)/(D)	**12.00**	**14.27** *	15.18	**12.00**	**15.70**	16.08

* Denotes the binding framework, which is the lower of the Standardized and Advanced Approaches, at December 31, 2025.
(1) Represents the minimum ratios required to avoid restrictions on capital distributions and discretionary bonus payments at December 31, 2025.

Table 36 provides information regarding the calculation and composition of our risk-based capital under the Standardized and Advanced Approaches.

Table 36: Risk-Based Capital Calculation and Components

(in millions)			Dec 31, 2025	Dec 31, 2024
Total equity		$	**183,038**	181,066
Adjustments:				
Preferred stock			**(16,608)**	(18,608)
Additional paid-in capital on preferred stock			**141**	144
Noncontrolling interests			**(1,920)**	(1,946)
Total common stockholders' equity		$	**164,651**	160,656
Adjustments:				
Goodwill			**(24,967)**	(25,167)
Certain identifiable intangible assets (other than MSRs)			**(823)**	(73)
Goodwill and other intangibles on venture capital investments in consolidated portfolio companies (included in other assets)			**(705)**	(735)
Applicable deferred taxes related to goodwill and other intangible assets (1)			**1,063**	947
Other			**(1,873)**	(1,040)
Common Equity Tier 1 under the Standardized and Advanced Approaches		$	**137,346**	134,588
Preferred stock			**16,608**	18,608
Additional paid-in capital on preferred stock			**(141)**	(144)
Other			**(246)**	(186)
Total Tier 1 capital under the Standardized and Advanced Approaches	(A)	$	**153,567**	152,866
Long-term debt and other instruments qualifying as Tier 2			**16,736**	17,644
Qualifying allowance for credit losses (2)			**14,659**	14,471
Other			**(280)**	(343)
Total Tier 2 capital under the Standardized Approach	(B)	$	**31,115**	31,772
Total qualifying capital under the Standardized Approach	(A)+(B)	$	**184,682**	184,638
Long-term debt and other instruments qualifying as Tier 2			**16,736**	17,644
Qualifying allowance for credit losses (2)			**4,594**	4,279
Other			**(280)**	(343)
Total Tier 2 capital under the Advanced Approach	(C)	$	**21,050**	21,580
Total qualifying capital under the Advanced Approach	(A)+(C)	$	**174,617**	174,446

(1) Determined by applying the combined federal statutory rate and composite state income tax rates to the difference between book and tax basis of the respective goodwill and intangible assets at period-end.

(2) Differences between the approaches are driven by the qualifying amounts of ACL includable in Tier 2 capital. Under the Advanced Approach, eligible credit reserves represented by the amount of qualifying ACL in excess of expected credit losses (using regulatory definitions) is limited to 0.60% of Advanced credit RWAs, whereas the Standardized Approach includes ACL in Tier 2 capital up to 1.25% of Standardized credit RWAs. Under both approaches, any excess ACL is deducted from the respective total RWAs.

Table 37 provides the composition and net changes in the components of RWAs under the Standardized and Advanced Approaches.

Table 37: Risk-Weighted Assets

	Standardized Approach			Advanced Approach		
(in millions)	**Dec 31, 2025**	Dec 31, 2024	$ Change	**Dec 31, 2025**	Dec 31, 2024	$ Change
Risk-weighted assets (RWAs):						
Credit risk	**$ 1,243,455**	1,156,572	86,883	**785,554**	726,855	58,699
Market risk	**51,154**	59,574	(8,420)	**51,154**	59,574	(8,420)
Operational risk	**N/A**	N/A	N/A	**275,825**	298,588	(22,763)
Total RWAs	**$ 1,294,609**	1,216,146	78,463	**1,112,533**	1,085,017	27,516

Table 38 provides an analysis of changes in CET1.

Table 38: Analysis of Changes in Common Equity Tier 1

(in millions)	
Common Equity Tier 1 at December 31, 2024	$ 134,588
Net income applicable to common stock	20,285
Common stock dividends	(5,442)
Common stock issued, repurchased, and stock compensation-related items	(16,349)
Changes in accumulated other comprehensive income (loss)	5,503
Goodwill	200
Certain identifiable intangible assets (other than MSRs)	(750)
Goodwill and other intangibles on venture capital investments in consolidated portfolio companies (included in other assets)	30
Applicable deferred taxes related to goodwill and other intangible assets (1)	116
Other	(835)
Change in Common Equity Tier 1	2,758
Common Equity Tier 1 at December 31, 2025	**$ 137,346**

(1) Determined by applying the combined federal statutory rate and composite state income tax rates to the difference between book and tax basis of the respective goodwill and intangible assets at period-end.

TANGIBLE COMMON EQUITY. We also evaluate our business based on certain ratios that utilize tangible common equity. Tangible common equity is a non-GAAP financial measure and represents total equity less preferred equity, noncontrolling interests, goodwill, certain identifiable intangible assets (other than MSRs) and goodwill and other intangibles on venture capital investments in consolidated portfolio companies, net of applicable deferred taxes. The ratios are (i) tangible book value per common share, which represents tangible common equity divided by common shares outstanding; and (ii) return on average tangible common equity (ROTCE), which represents our annualized earnings as a percentage of tangible common equity. The methodology of determining tangible common equity may differ among companies. Management believes that tangible book value per common share and return on average tangible common equity, which utilize tangible common equity, are useful financial measures because they enable management, investors, and others to assess the Company's use of equity.

Table 39 provides a reconciliation of these non-GAAP financial measures to GAAP financial measures.

Table 39: Tangible Common Equity

		Balance at period-end			Average balance			
				Period ended			Year ended	Quarter ended
(in millions, except ratios)		**Dec 31, 2025**	Dec 31, 2024	Dec 31, 2023	**Dec 31, 2025**	Dec 31, 2024	Dec 31, 2023	Dec 31, 2020 *
Total equity		**$ 183,038**	181,066	187,443	**183,476**	183,879	184,860	185,444
Adjustments:								
Preferred stock (1)		**(16,608)**	(18,608)	(19,448)	**(17,517)**	(18,581)	(19,698)	(21,223)
Additional paid-in capital on preferred stock (1)		**141**	144	157	**142**	147	168	156
Unearned ESOP shares (1)		**—**	—	—	**—**	—	—	875
Noncontrolling interests		**(1,920)**	(1,946)	(1,708)	**(1,860)**	(1,751)	(1,844)	(887)
Total common stockholders' equity	(A)	**164,651**	160,656	166,444	**164,241**	163,694	163,486	164,365
Adjustments:								
Goodwill		**(24,967)**	(25,167)	(25,175)	**(25,082)**	(25,172)	(25,173)	(26,390)
Certain identifiable intangible assets (other than MSRs)		**(823)**	(73)	(118)	**(670)**	(95)	(136)	(354)
Goodwill and other intangibles on venture capital investments in consolidated portfolio companies (included in other assets)		**(705)**	(735)	(878)	**(695)**	(895)	(2,083)	(1,889)
Applicable deferred taxes related to goodwill and other intangible assets (2)		**1,063**	947	920	**1,016**	935	906	852
Tangible common equity	(B)	**$ 139,219**	135,628	141,193	**138,810**	138,467	137,000	136,584
Common shares outstanding	(C)	**3,092.6**	3,288.9	3,598.9	**N/A**	N/A	N/A	N/A
Net income applicable to common stock	(D)	**N/A**	N/A	N/A	**$ 20,285**	18,606	17,982	2,741
Book value per common share	(A)/(C)	**$ 53.24**	48.85	46.25	**N/A**	N/A	N/A	N/A
Tangible book value per common share	(B)/(C)	**45.02**	41.24	39.23	**N/A**	N/A	N/A	N/A
Return on average common stockholders' equity (ROE)	(D)/(A)	**N/A**	N/A	N/A	**12.35 %**	11.37	11.00	6.63
Return on average tangible common equity (ROTCE)	(D)/(B)	**N/A**	N/A	N/A	**14.61**	13.44	13.13	7.98

* A reconciliation for fourth quarter 2020 is included solely for purposes of disclosure included in the CEO letter.
(1) In fourth quarter 2022, we redeemed all outstanding shares of our ESOP Cumulative Convertible Preferred Stock in exchange for shares of the Company's common stock.
(2) Determined by applying the combined federal statutory rate and composite state income tax rates to the difference between book and tax basis of the respective goodwill and intangible assets at period-end.

LEVERAGE REQUIREMENTS. As a BHC, we are required to maintain a supplementary leverage ratio (SLR) to avoid restrictions on capital distributions and discretionary bonus payments and maintain a minimum Tier 1 leverage ratio. Table 40 presents the leverage requirements applicable to the Company as of December 31, 2025.

Table 40: Leverage Requirements Applicable to the Company


5.00%
2.00%
3.00%
Supplementary leverage ratio
4.00%
4.00%
Tier 1 leverage ratio
Minimum requirement
Supplementary leverage buffer

In addition, our IDIs are required to maintain an SLR of at least 6.00% and a minimum Tier 1 leverage ratio of 5.00% to be considered well-capitalized under applicable regulatory capital adequacy rules. At December 31, 2025, each of our IDIs exceeded their applicable SLR and Tier 1 leverage requirements.

In November 2025, federal banking regulators issued a rule to modify the leverage requirements. The rule will replace the amount of the supplementary leverage buffer for the Company with an amount equal to half of our G-SIB capital surcharge calculated under method one. Similarly, the rule will replace the amount of the supplementary leverage buffer for our IDIs with an amount equal to half of our G-SIB capital surcharge calculated under method one, with the buffer capped at 1.00%. The rule becomes effective on April 1, 2026, with early adoption permitted beginning January 1, 2026. The Company intends to adopt this rule effective January 1, 2026.

Table 41 presents information regarding the calculation and components of the Company's SLR and Tier 1 leverage ratio.

Table 41: Leverage Ratios for the Company

($ in millions)		Quarter ended December 31, 2025
Tier 1 capital	(A)	$ 153,567
Total consolidated assets		2,148,631
Adjustments:		
Derivatives (1)		75,158
Repo-style transactions (2)		11,337
Credit equivalent amounts of other off-balance sheet exposures		327,081
Other (3)		(95,584)
Total adjustments		317,992
Total leverage exposure	(B)	$ 2,466,623
Supplementary leverage ratio	(A)/(B)	6.23%
Total adjusted average assets (4)	(C)	$ 2,052,117
Tier 1 leverage ratio	(A)/(C)	7.48%

(1) Adjustment represents derivatives and collateral netting exposures as defined for supplementary leverage ratio determination purposes.
(2) Adjustment represents counterparty credit risk for repo-style transactions where Wells Fargo & Company is the principal counterparty facing the client.
(3) Adjustment represents other permitted Tier 1 capital deductions and certain other adjustments as determined under capital rule requirements.
(4) Represents total average assets less goodwill and other permitted Tier 1 capital deductions.

TOTAL LOSS ABSORBING CAPACITY. As a G-SIB, we are required to have a minimum amount of equity and unsecured long-term debt for purposes of resolvability and resiliency, often referred to as Total Loss Absorbing Capacity (TLAC). U.S. G-SIBs are required to have a minimum amount of TLAC (consisting of CET1 capital and additional Tier 1 capital issued directly by the top-tier or covered BHC plus eligible external long-term debt) to avoid restrictions on capital distributions and discretionary bonus payments as well as a minimum amount of eligible unsecured long-term debt. The components used to calculate our minimum TLAC and eligible unsecured long-term debt requirements as of December 31, 2025, are presented in Table 42.

Table 42: Components Used to Calculate TLAC and Eligible Unsecured Long-Term Debt Requirements

TLAC requirement

Greater of:

18.00% of RWAs + TLAC buffer (equal to 2.50% of RWAs + method one G-SIB capital surcharge + any countercyclical buffer)	7.50% of total leverage exposure (the denominator of the SLR calculation) + External TLAC leverage buffer (equal to 2.00% of total leverage exposure)

Minimum amount of eligible unsecured long-term debt

Greater of:

6.00% of RWAs + Greater of method one and method two G-SIB capital surcharge	4.50% of total leverage exposure

In August 2023, the FRB proposed rules that would, among other things, modify the calculation of eligible long-term debt that counts towards the TLAC requirements, which would reduce our TLAC ratios.

In addition, in November 2025, federal banking regulators issued a rule to modify the leverage requirements, which will also impact the TLAC and eligible unsecured long-term debt requirements. The rule will (i) replace the external TLAC leverage buffer of 2.00% of total leverage exposure with a buffer equal to half of our method one G-SIB capital surcharge, and (ii) replace the minimum leverage-based long-term debt requirement of 4.50% of total leverage exposure with a minimum equal to 2.50% of total leverage exposure plus a buffer equal to half of our method one G-SIB capital surcharge. The rule becomes effective on April 1, 2026, with early adoption permitted beginning January 1, 2026. The Company intends to adopt this rule effective January 1, 2026.

Table 43 provides our TLAC and eligible unsecured long-term debt and related ratios.

Table 43: TLAC and Eligible Unsecured Long-Term Debt

	December 31, 2025			
($ in millions)	TLAC	Regulatory Minimum (1)	Eligible Unsecured Long-term Debt	Regulatory Minimum
Total eligible amount	$ 300,597		141,576	
Percentage of RWAs (2)	23.22%	21.50	10.94	7.50
Percentage of total leverage exposure	12.19	9.50	5.74	4.50

(1) Represents the minimum required to avoid restrictions on capital distributions and discretionary bonus payments.
(2) Our minimum TLAC and eligible unsecured long-term debt requirements are calculated based on the greater of RWAs determined under the Standardized and Advanced Approaches.

OTHER REGULATORY CAPITAL AND LIQUIDITY MATTERS. For information regarding the U.S. implementation of the Basel III LCR and NSFR, see the "Risk Management – Asset/Liability Management – Liquidity Risk and Funding – Liquidity Standards" section in this Report.

Our principal U.S. broker-dealer subsidiaries, Wells Fargo Securities, LLC, and Wells Fargo Clearing Services, LLC, are subject to regulations to maintain minimum net capital requirements. As of December 31, 2025, these broker-dealer subsidiaries were in compliance with their respective regulatory minimum net capital requirements.

Capital Planning and Stress Testing

Our planned long-term capital structure is designed to meet regulatory and market expectations. We believe that our long-term targeted capital structure enables us to invest in and grow our business, satisfy our customers' financial needs in varying environments, access markets, and maintain flexibility to return capital to our shareholders. Our long-term targeted capital structure also considers capital levels sufficient to exceed capital requirements, including the G-SIB capital surcharge and the SCB, as well as potential changes to regulatory requirements for our capital ratios, planned capital actions, changes in our risk profile and other factors. Accordingly, our long-term target capital levels are set above their respective regulatory minimums plus buffers.

The FRB capital plan rule establishes capital planning and other requirements that govern capital distributions, including dividends and share repurchases, by certain BHCs, including Wells Fargo. The FRB assesses, among other things, the overall financial condition, risk profile, and capital adequacy of BHCs when evaluating their capital plans.

As part of the annual CCAR, the FRB generates a supervisory stress test. The FRB reviews the supervisory stress test results as required under the Dodd-Frank Act using a common set of capital actions for all large BHCs and also reviews the Company's proposed capital actions.

Federal banking regulators also require large BHCs and banks to conduct their own stress tests to evaluate whether the institution has sufficient capital to continue to operate during periods of adverse economic and financial conditions.

During 2025, we issued $1.1 billion of common stock, substantially all of which was issued in connection with employee compensation and benefits, and we repurchased 221 million shares of common stock at a cost of $17.7 billion. We paid $6.5 billion of common and preferred stock dividends during 2025.

Securities Repurchases
On April 29, 2025, we announced that the Board authorized the repurchase of up to $40 billion of common stock. Unless modified or revoked by the Board, this authorization does not expire. At December 31, 2025, we had remaining Board authority to repurchase up to approximately $29.8 billion of common stock.

For additional information about share repurchases during fourth quarter 2025, see Part II, Item 5 in our 2025 Form 10-K.

Various factors impact the amount and timing of our share repurchases, including the earnings, cash requirements and financial condition of the Company, the impact to our balance sheet of expected customer activity, our capital requirements and long-term targeted capital structure, the results of supervisory stress tests, market conditions (including the trading price of our stock), and regulatory and legal considerations, including regulatory requirements under the FRB's capital plan rule. Although we announce when the Board authorizes a share repurchase program, we typically do not give any public notice before we repurchase our shares. Due to the various factors that may impact the amount and timing of our share repurchases and the fact that we may be in the market throughout the year, our share repurchases occur at various prices. We may suspend share repurchase activity at any time.

Furthermore, the Company has a variety of benefit plans in which employees may own or obtain shares of our common stock. The Company may buy shares from these plans to accommodate employee preferences and these purchases are subtracted from our repurchase authority.

Regulation and Supervision

The U.S. financial services industry is subject to significant regulation and regulatory oversight initiatives. This regulation and oversight may continue to impact how U.S. financial services companies conduct business and may continue to result in increased regulatory compliance costs.

For a discussion of significant regulations and regulatory oversight initiatives that have affected or may affect our business, see the "Regulation and Supervision" section in our 2025 Form 10-K and the "Risk Factors" section in this Report.

Critical Accounting Policies

Our significant accounting policies (see Note 1 (Summary of Significant Accounting Policies) to Financial Statements in this Report) are fundamental to understanding our results of operations and financial condition because they require that we use estimates and assumptions that may affect the value of our assets or liabilities and financial results. Five of these policies are critical because they require management to make difficult, subjective and complex judgments about matters that are inherently uncertain and because it is likely that materially different amounts would be reported under different conditions or using different assumptions. These policies govern:

- the allowance for credit losses;
- fair value measurements;
- income taxes;
- liability for legal actions; and
- goodwill impairment.

Management has discussed these critical accounting policies and the related estimates and judgments with the Board's Audit Committee.

Allowance for Credit Losses

We maintain an allowance for credit losses (ACL) for loans, which is management's estimate of the expected credit losses in the loan portfolio and unfunded credit commitments, at the balance sheet date, excluding loans and unfunded credit commitments carried at fair value or held for sale. Additionally, we maintain an ACL for debt securities classified as either HTM or AFS, other financial assets measured at amortized cost, net investments in leases, and other off-balance sheet credit exposures. For additional information, see Note 1 (Summary of Significant Accounting Policies) and Note 3 (Loans and Related Allowance for Credit Losses) to Financial Statements in this Report.

For loans and HTM debt securities, the ACL is measured based on the remaining contractual term of the financial asset (including off-balance sheet credit exposures) adjusted, as appropriate, for prepayments and permitted extension options using historical experience, current conditions, and forecasted information. For AFS debt securities, the ACL is measured using a discounted cash flow approach and is limited to the difference between the fair value of the security and its amortized cost.

Changes in the ACL and, therefore, in the related provision for credit losses can materially affect net income. In applying the judgment and review required to determine the ACL, management considerations include the evaluation of past events, historical experience, changes in economic forecasts and conditions, customer behavior, collateral values, the length of the initial loss forecast period, and other influences. From time to time, changes in economic factors or assumptions, business or investment strategy, or products or product mix may result in a corresponding increase or decrease in our ACL. While our methodology attributes portions of the ACL to specific financial asset classes (loan and debt security portfolios) or loan portfolio segments (commercial and consumer), the entire ACL is available to absorb credit losses of the Company.

Judgment is specifically applied in:

- *Economic assumptions and the length of the initial loss forecast period.* We forecast a wide range of economic variables to estimate expected credit losses. Our key economic variables include gross domestic product (GDP), unemployment rate, and collateral asset prices. While many of these economic variables are evaluated at the macro-economy level, some economic variables are forecasted at more granular levels, for example, using the metro statistical area (MSA) level for unemployment rates, home prices and commercial real estate prices. At least annually, we assess the length of the initial loss forecast period and have currently set the period to two years. For the initial loss forecast period, we forecast multiple economic scenarios that generally include a base scenario with an optimistic (upside) and one or more pessimistic (downside) scenarios. Management exercises judgment when assigning weight to the economic scenarios that are used to estimate future credit losses.
- *Reversion to historical loss expectations.* Our long-term average loss expectations are estimated by reverting to the long-term average, on a linear basis, for each of the forecasted economic variables. These long-term averages are based on observations over multiple economic cycles. The reversion period, which may be up to two years, is assessed on a quarterly basis.
- *Credit risk ratings applied to individual commercial loans, unfunded credit commitments, and debt securities.* Individually assessed credit risk ratings are considered key credit variables in our modeled approaches to help assess probability of default and loss given default. Borrower quality ratings are aligned to the borrower's financial strength and contribute to forecasted probability of default curves. Collateral quality ratings combined with forecasted collateral prices (as applicable) contribute to the forecasted severity of loss in the event of default. These credit risk ratings are reviewed by experienced senior credit officers and subjected to reviews by an internal team of credit risk specialists.
- *Usage of credit loss estimation models.* We use internally developed models that incorporate credit attributes and economic variables to generate credit loss estimates. Management uses judgment and quantitative analytics in the determination of segmentation, modeling approach, and variables that are leveraged in the models. These models are independently validated in accordance with the Company's policies. We routinely assess our model performance and apply adjustments when necessary. We also assess our models for limitations against the company-wide risk inventory to help appropriately capture known and emerging risks in our estimate of expected credit losses and apply overlays as needed.
- *Valuation of collateral.* The current fair value of collateral is utilized to assess the expected credit losses when a financial asset is considered to be collateral dependent. Judgment is applied when valuing the collateral through appraisals, evaluation of the cash flows of the property, or other quantitative techniques. Decreases in collateral valuations support incremental ACL or charge-downs and increases in collateral valuations support lower ACL or are included in the ACL as a negative allowance when the financial asset has been previously written-down below current recovery value.
- *Contractual term considerations.* The remaining contractual term of a loan is adjusted for expected prepayments and certain expected extensions, renewals, or modifications. We extend the contractual term when we are not able to unconditionally cancel contractual renewals or extension

options. Credit card loans have indeterminate maturities, which requires that we determine a contractual life by estimating the application of future payments to the outstanding loan amount.

- *Qualitative factors which may not be adequately captured in the loss models.* These amounts represent management's judgment of risks related to the processes and assumptions used in establishing the ACL. We also consider economic environmental factors, modeling assumptions and performance, process risk, and other subjective factors, including industry trends and emerging risk assessments.

Sensitivity. The ACL for loans is sensitive to changes in key assumptions and requires significant management judgment. Future amounts of the ACL for loans will be based on a variety of factors, including loan balance changes, portfolio credit quality, and general forecasted economic conditions. The forecasted economic variables used could have varying impacts on different financial assets or portfolios. Additionally, throughout numerous credit cycles, there are observed changes in economic variables such as the unemployment rate, GDP and real estate prices which may not move in a correlated manner as variables may move in opposite directions or differ across portfolios or geography.

Our sensitivity analysis does not represent management's view of expected credit losses at the balance sheet date. We applied a 100% weight to a more severe downside scenario in our sensitivity analysis to reflect the potential for further economic deterioration. The outcome of the scenario was influenced by the duration, severity, and timing of changes in economic variables within the scenario. The sensitivity analysis resulted in a hypothetical increase in the ACL for loans of approximately $5.9 billion at December 31, 2025. The hypothetical increase in our ACL for loans does not incorporate the impact of management judgment for qualitative factors applied in the current ACL for loans, which may have a positive or negative effect on the results. It is possible that others performing similar sensitivity analyses could reach different conclusions or results. Management believes that the estimate for the ACL for loans was appropriate at the balance sheet date.

The sensitivity analysis excludes the ACL for debt securities and other financial assets given its size relative to the overall ACL.

Fair Value Measurements

Fair value represents the price that would be received to sell a financial asset or paid to transfer a financial liability in an orderly transaction between market participants at the measurement date.

We use fair value measurements to comply with recognition and disclosure requirements. For example, trading assets and trading liabilities, AFS debt securities, residential mortgage servicing rights (MSRs), derivatives, and marketable non-trading equity securities are recognized at fair value on our consolidated balance sheet each period. Other assets and liabilities, such as loans held for investment, commercial MSRs and certain nonmarketable equity securities are not recognized at fair value each period but may require nonrecurring fair value adjustments through the write-down of individual assets or the application of accounting methods such as lower of cost or fair value (LOCOM) and the measurement alternative.

Fair value measurements are made using a three-level hierarchy which is based on whether the significant inputs to the valuation methodology used for measurement are observable or unobservable. Observable inputs reflect market-derived or market-based information obtained from independent sources, while unobservable inputs reflect our estimates of assumptions that market participants would use to value the asset or liability.

When developing fair value measurements, we maximize the use of observable inputs and minimize the use of unobservable inputs. When available, we use quoted prices in active markets to measure fair value. Such measurements are classified as Level 1 within the fair value hierarchy. If quoted prices in active markets are not available, fair value measurement is based upon internal models that generally use market-based or independently sourced market parameters, including interest rate yield curves, prepayment rates, option volatilities and currency rates. However, when observable market data is limited or not available, fair value measurement is based upon internal models that use unobservable inputs. These models are independently validated in accordance with the Company's policies. We also obtain pricing information from third-party vendors to determine fair values and to corroborate internal prices. Validation procedures are performed over the reasonableness of prices received from third parties.

When using internal models that use unobservable inputs, management judgment is necessary as our assumptions reflect those that we believe market participants would use to estimate fair value of the asset or liability. Determination of these assumptions includes consideration of many factors, including market conditions and liquidity levels. Changes in market conditions, such as reduced liquidity in the capital markets or changes in secondary market activities, may reduce the availability and reliability of quoted prices or observable data used to determine fair value. In such cases, adjustments to available quoted prices or observable market data may be required. For example, we may adjust a price received from a third-party pricing service using internal models based on discounted cash flows when the impact of illiquid markets has not already been incorporated in the fair value measurement.

We continually assess the level and volume of market activity to determine when adjustments, if any, are made to quoted prices. Given market conditions can change over time, our determination of which markets are considered active or inactive can change. If we determine a market to be inactive, the degree to which quoted prices require adjustment may also change.

For assets and liabilities not classified as Level 1 within the fair value hierarchy, significant judgment may be needed to determine the classification as either Level 2 or Level 3. When making this judgment, we consider available information, including observable market data, indications of market liquidity and orderliness of transactions, and our understanding of the valuation techniques and significant inputs used to estimate fair value. The classification as Level 2 or Level 3 is based upon the specific facts and circumstances of each instrument or instrument category and judgments are made regarding the significance of unobservable inputs to each instrument's fair value measurement in its entirety. If one or more unobservable inputs are considered significant to the fair value measurement, the instrument is classified as Level 3. Significant unobservable inputs used in our Level 3 fair value measurements include discount rates, default rates, comparability adjustments, and prepayment rates.

MSRs are assets that represent the rights to service mortgage loans for others. We generally recognize MSRs when we retain servicing rights in connection with the sale or securitization of loans we originate. We have elected to carry our residential MSRs at fair value with changes recognized in earnings. We use internal models to estimate the fair value of residential MSRs, which represent our most significant Level 3 asset. These models calculate the present value of estimated future net servicing income and incorporate our estimates of inputs and assumptions that market participants would use to value the asset. Certain significant inputs and assumptions, such as discount rates, prepayment rates (blend of prepayment speeds and expected defaults), and costs to service residential mortgage loans, are generally not observable in the market and require judgment to determine. Both prepayment rate and discount rate assumptions can, and generally will, change quarterly as market conditions and mortgage interest rates change. We periodically benchmark our residential MSR fair value estimates to independent appraisals.

Table 44 presents our (i) assets and liabilities recognized at fair value on a recurring basis and (ii) Level 3 assets and liabilities recognized at fair value on a recurring basis, both presented as a percentage of our total assets and total liabilities.

Table 44: Fair Value Level 3 Summary

	December 31, 2025		December 31, 2024	
($ in billions)	**Total balance**	**Level 3 (1)**	Total balance	Level 3 (1)
Assets recognized at fair value on a recurring basis	**$ 513.2**	**7.0**	421.7	8.3
As a percentage of total assets	**23.9 %**	**0.3**	21.8	0.4
Liabilities recognized at fair value on a recurring basis	**$ 126.2**	**1.9**	132.0	5.6
As a percentage of total liabilities	**6.4 %**	**0.1**	7.5	0.3

(1) Before derivative netting adjustments.

See Note 14 (Fair Value Measurements) to Financial Statements in this Report for a complete discussion on fair value measurements, our related measurement techniques and the impact to our financial statements, including MSRs. See Note 6 (Mortgage Banking Activities) to Financial Statements in this Report for key weighted-average assumptions used in the valuation of residential MSRs and sensitivity to immediate adverse changes in those assumptions.

Income Taxes

We file income tax returns in the jurisdictions in which we operate and evaluate income tax expense in two components: current and deferred income tax expense. Current income tax expense represents our estimated taxes to be paid or refunded for the current period and includes income tax expense related to uncertain tax positions and proportional amortization of certain affordable housing and renewable energy investments. Uncertain tax positions that meet the more likely than not recognition threshold are measured to determine the amount of benefit to recognize. An uncertain tax position is measured at the largest amount of benefit that management believes has a greater than 50% likelihood of realization upon settlement. Tax benefits not meeting our realization criteria represent unrecognized tax benefits.

Deferred income taxes are based on the balance sheet method and deferred income tax expense results from changes in deferred tax assets and liabilities between periods. Under the balance sheet method, the net deferred tax asset or liability is based on the tax effects of the differences between the book and tax basis of assets and liabilities, and enacted changes in income tax rates and laws are recognized in the period in which they occur. Deferred tax assets, including those related to net operating losses and tax credit carryforwards, are recognized subject to management's judgment that realization is more likely than not. When necessary, valuation allowances are established to reduce deferred tax assets to the realizable amounts.

The income tax laws of the jurisdictions in which we operate are complex and subject to different interpretations by management and the relevant government taxing authorities. In establishing a provision for income tax expense, we make judgments about the application of these tax laws. We also make estimates about when in the future certain items will affect taxable income in the various tax jurisdictions. Our interpretations may be subjected to review during examination by taxing authorities and disputes may arise over the respective tax positions. We attempt to resolve these disputes during the tax examination and audit process and ultimately through the court systems when applicable.

We monitor relevant tax authorities and may update our estimate of accrued income taxes due to changes in income tax laws and their interpretation by the courts and regulatory authorities on a quarterly basis. Updates to our estimate of accrued income taxes also may result from our own income tax planning and from the resolution of income tax controversies. Such updates to our estimates may be material to our operating results for any period.

See Note 22 (Income Taxes) to Financial Statements in this Report for a further description of our provision for income taxes and related income tax assets and liabilities.

Liability for Legal Actions

The Company is involved in a number of judicial, regulatory, governmental, arbitration and other proceedings or investigations that expose the Company to potential financial losses or other adverse consequences. We recognize accruals for legal actions when potential losses associated with the actions become probable and the costs can be reasonably estimated. For such accruals, we recognize the amount we consider to be the best estimate within a range of potential losses that are both probable and estimable. If we cannot determine a best estimate, we recognize the amount at the low end of the range of those potential losses. The actual costs of resolving legal actions may be substantially higher or lower than the amounts accrued for those actions.

We apply judgment when recognizing an accrual for potential losses associated with legal actions and in establishing the range of reasonably possible losses in excess of the accrual. Our judgment is influenced by our understanding of information currently available related to the legal evaluation and potential outcome of actions, including input and advice on these matters from our external counsel. These matters may be in various stages of investigation, discovery or proceedings. They may also involve a wide variety of claims across our businesses, legal entities and jurisdictions. The eventual outcome may be a scenario that was not considered or was considered remote in

anticipated occurrence. Accordingly, our estimate of potential losses will change over time and the actual losses may vary significantly given the inherent and unpredictable nature of legal actions.

See Note 12 (Legal Actions) to Financial Statements in this Report for additional information.

Goodwill Impairment

We assess goodwill for impairment annually in the fourth quarter or more frequently depending on macroeconomic and other business factors. These factors may include trends in short-term or long-term interest rates, negative trends from reduced revenue generating activities or increased costs, adverse actions by regulators, or company specific factors such as a decline in market capitalization.

We identify reporting units to be assessed for goodwill impairment at the reportable operating segment level or one level below. Goodwill is allocated to the reporting unit at the time we acquire a business and does not change unless there is goodwill impairment or a significant business reorganization impacting the reporting unit. We determine the reporting unit carrying amounts as the allocated capital plus assigned goodwill and other intangible assets. We allocate capital to the reporting units under a risk-sensitive framework driven by our regulatory capital requirements. We estimate fair value of the reporting units based on a balanced weighting of fair values estimated using both an income approach and a market approach which are intended to reflect Company performance and expectations as well as external market conditions. The methodologies for determining the carrying amounts and estimating the fair values are periodically assessed and updated as necessary.

The income approach is a discounted cash flow (DCF) analysis, which estimates the present value of future cash flows associated with each reporting unit. A DCF analysis requires significant judgment to estimate financial forecasts for our reporting units, which includes future expectations of economic conditions and balance sheet changes, as well as considerations related to future business activities. The forecasts are reviewed by senior management. For periods after our financial forecasts, we incorporate a terminal value estimate. We discount these forecasted cash flows using a rate derived from the capital asset pricing model that produces an estimated cost of equity for our reporting units, which reflects risks and uncertainties in the financial markets and in our financial forecasts.

The market approach utilizes observable market data from comparable publicly traded companies, such as price-to-earnings or price-to-tangible book value ratios, to estimate a reporting unit's fair value. We use judgment to select comparable companies for each reporting unit and include those with the most similar business activities.

Our 2025 assessment indicated goodwill was not impaired as of December 31, 2025, based on the fair value of each reporting unit exceeding its carrying amount by a significant amount. The aggregate fair value of our reporting units exceeded our market capitalization, and we believe factors that contributed to this difference included an overall control premium.

Adverse changes to forecasts or a significant increase in the discount rates may result in an impairment. Additionally, declines in our ability to generate revenue, significant increases in credit losses or other expenses, or adverse actions from regulators are factors that could result in material goodwill impairment of any reporting unit in a future period.

For additional information on goodwill and our reportable operating segments, see Note 1 (Summary of Significant Accounting Policies), Note 5 (Intangible Assets and Other Assets), and Note 19 (Operating Segments) to Financial Statements in this Report.

Current Accounting Developments

Table 45 provides significant Accounting Standard Updates (ASU or Update) applicable to us that have been issued by the Financial Accounting Standards Board (FASB) but are not yet effective.

Table 45: Current Accounting Developments – Issued Standards

Standard	Description and Effective Date	Impact
ASU 2024-03 – Income Statement – Reporting Comprehensive Income – Expense Disaggregation Disclosures (Subtopic 220-40): *Disaggregation of Income Statement Expenses*	• Effective January 1, 2027; early adoption permitted • Requires tabular disclosure in the notes to the financial statements and disaggregation of certain costs and expenses included within certain captions on the income statement • Requires disclosure of the total amount of selling expenses and, in annual reporting periods, the definition of selling expenses	Currently evaluating the impact to the notes to our consolidated financial statements.
ASU 2025-06 – Intangibles—Goodwill and Other—Internal-Use Software (Subtopic 350-40): *Targeted Improvements to the Accounting for Internal-Use Software*	• Effective January 1, 2028; early adoption permitted • Eliminates the use of "project stages" in determining whether internal-use software costs should be expensed or capitalized • Requires capitalization once (1) management has authorized and committed funding for the project, and (2) it is probable the project will be completed and used as intended	Currently evaluating and do not expect a material impact on our consolidated financial statements.
ASU 2025-07 – Derivatives and Hedging (Topic 815) and Revenue from Contracts with Customers (Topic 606): *Derivatives Scope Refinements and Scope Clarification for Share-Based Noncash Consideration from a Customer in a Revenue Contract*	• Effective January 1, 2027; early adoption permitted • Introduces a new derivatives scope exception for contracts tied to the operations or activities of a party to the contract (e.g., environmental, social or governance linked financial instruments) • Clarifies the accounting for share-based noncash customer consideration provided in exchange for goods or services	Currently evaluating and do not expect a material impact on our consolidated financial statements.
ASU 2025-08 – Financial Instruments – Credit Losses (Topic 326): *Purchased Loans*	• Effective January 1, 2027; early adoption permitted • Expands the scope of acquired financial assets subject to the gross-up approach to include purchased seasoned loans that are not purchased credit deteriorated loans • Applies when the acquired loan is (a) obtained through a business combination, or (b) acquired outside a business combination or through consolidation of a variable interest entity and the loan was purchased more than 90 days after origination with no involvement by the purchaser in its origination	Currently evaluating and do not expect a material impact on our consolidated financial statements.
ASU 2025-09 – Derivatives and Hedging (Topic 815): *Hedge Accounting Improvements*	• Effective January 1, 2027; early adoption permitted • Aligns hedge accounting with entities' risk management economics, primarily affecting cash flow hedges and certain fair value and net investment hedges	Currently evaluating and do not expect a material impact on our consolidated financial statements.
ASU 2025-10 – Government Grants (Topic 832): *Accounting for Government Grants Received by Business Entities*	• Effective January 1, 2029; early adoption permitted • Provides recognition, measurement, and presentation guidance for government grants received by business entities • Requires that a grant not be recognized until (1) it is probable the entity will comply with the grant's conditions and (2) the grant will be received	Currently evaluating and do not expect a material impact on our consolidated financial statements.

Forward-Looking Statements

This document contains forward-looking statements. In addition, we may make forward-looking statements in our other documents filed or furnished with the Securities and Exchange Commission (SEC), and our management may make forward-looking statements orally to analysts, investors, representatives of the media and others. Forward-looking statements can be identified by words such as "anticipates," "intends," "plans," "seeks," "believes," "estimates," "expects," "target," "projects," "outlook," "forecast," "will," "may," "could," "should," "can" and similar references to future periods. In particular, forward-looking statements include, but are not limited to, statements we make about: (i) the future operating or financial performance of the Company or any of its businesses, including our outlook for future growth; (ii) our expectations regarding noninterest expense and our efficiency ratio; (iii) future credit quality and performance, including our expectations regarding future loan losses, our allowance for credit losses, and the economic scenarios considered to develop the allowance; (iv) our expectations regarding net interest income and net interest margin; (v) loan growth or the reduction or mitigation of risk in our loan portfolios; (vi) future capital or liquidity levels, ratios or targets; (vii) the expected outcome and impact of legal, regulatory and legislative developments, as well as our expectations regarding compliance therewith; (viii) future common stock dividends, common share repurchases and other uses of capital; (ix) our targeted range for return on assets, return on equity, and return on tangible common equity; (x) expectations regarding our effective income tax rate; (xi) the outcome of contingencies, such as legal actions; (xii) sustainability and governance related goals or commitments; and (xiii) the Company's plans, objectives and strategies.

Forward-looking statements are not based on historical facts but instead represent our current expectations and assumptions regarding our business, the economy and other future conditions. Because forward-looking statements relate to the future, they are subject to inherent uncertainties, risks and changes in circumstances that are difficult to predict. Our actual results may differ materially from those contemplated by the forward-looking statements. We caution you, therefore, against relying on any of these forward-looking statements. They are neither statements of historical fact nor guarantees or assurances of future performance. While there is no assurance that any list of risks and uncertainties or risk factors is complete, important factors that could cause actual results to differ materially from those in the forward-looking statements include the following, without limitation:

- current and future economic and market conditions, including the effects of declines in housing prices, high unemployment rates, declines in commercial real estate prices, U.S. fiscal debt, budget and tax matters, geopolitical matters, trade policies, and any slowdown in global economic growth;
- our capital and liquidity requirements (including under regulatory capital standards, such as the Basel III capital standards) and our ability to generate capital internally or raise capital on favorable terms;
- current, pending or future legislation or regulation that could have a negative effect on our revenue and businesses, including rules and regulations relating to bank products and financial services;
- our ability to realize any efficiency ratio or expense target as part of our expense management initiatives, including as a result of business and economic cyclicality, seasonality, changes in our business composition and operating environment, growth in our businesses and/or acquisitions, and unexpected expenses relating to, among other things, litigation and regulatory matters;
- the effect of the current interest rate environment or changes in interest rates or in the level or composition of our assets or liabilities on our net interest income and net interest margin;
- significant turbulence or a disruption in the capital or financial markets, which could result in, among other things, a reduction in the availability of funding or increased funding costs, a reduction in our ability to sell or securitize loans, and declines in asset values and/or recognition of impairment of securities held in our debt securities and equity securities portfolios;
- the effect of a fall in stock market prices on our investment banking business and our fee income from our brokerage and wealth management businesses;
- negative effects from instances where customers may have experienced financial harm, including on our legal, operational and compliance costs, our ability to engage in certain business activities or offer certain products or services, our ability to keep and attract customers, our ability to attract and retain qualified employees, and our reputation;
- regulatory matters, including the failure to resolve outstanding matters on a timely basis and the potential impact of new matters, litigation, or other legal actions, which may result in, among other things, additional costs, fines, penalties, restrictions on our business activities, reputational harm, or other adverse consequences;
- a failure in or breach of our operational or security systems or infrastructure, or those of our third-party vendors or other service providers, including as a result of cyberattacks;
- the effect of changes in the level of checking or savings account deposits on our funding costs and net interest margin;
- fiscal and monetary policies of the Federal Reserve Board;
- changes to tax laws, regulations, and guidance as well as the effect of discrete items on our effective income tax rate;
- our ability to develop and execute effective business plans and strategies; and
- the other risk factors and uncertainties described under "Risk Factors" in this Report.

In addition to the above factors, we also caution that the amount and timing of any future common stock dividends or repurchases will depend on the earnings, cash requirements and financial condition of the Company, the impact to our balance sheet of expected customer activity, our capital requirements and long-term targeted capital structure, the results of supervisory stress tests, market conditions (including the trading price of our stock), regulatory and legal considerations, including regulatory requirements under the Federal Reserve Board's capital plan rule, and other factors deemed relevant by the Company, and may be subject to regulatory approval or conditions.

For additional information about factors that could cause actual results to differ materially from our expectations, refer to our reports filed with the SEC, including the discussion under "Risk Factors" in this Report, as filed with the SEC and available on its website at www.sec.gov.[1]

Any forward-looking statement made by us speaks only as of the date on which it is made. Factors or events that could cause our actual results to differ may emerge from time to time, and it is not possible for us to predict all of them. We undertake no obligation to publicly update any forward-looking statement, whether as a result of new information, future developments or otherwise, except as may be required by law.

Forward-looking Non-GAAP Financial Measures. From time to time we may provide forward-looking non-GAAP financial measures, such as forward-looking estimates or targets for return on average tangible common equity or for net interest income excluding Markets. We are unable to provide a reconciliation of forward-looking non-GAAP financial measures to their most directly comparable GAAP financial measures because we are unable to provide, without unreasonable effort, a meaningful or accurate calculation or estimation of amounts that would be necessary for the reconciliation due to the complexity and inherent difficulty in forecasting and quantifying future amounts or when they may occur. Such unavailable information could be significant to future results.

[1] We do not control this website. Wells Fargo has provided this link for your convenience, but does not endorse and is not responsible for the content, links, privacy policy, or security policy of this website.

An investment in the Company involves risk, including the possibility that the value of the investment could fall substantially and that dividends or other distributions on the investment could be reduced or eliminated. We discuss below risk factors that could adversely affect our financial results and condition, and the value of, and return on, an investment in the Company.

ECONOMIC, FINANCIAL MARKETS, INTEREST RATES, AND LIQUIDITY RISKS

Our financial results have been, and will continue to be, materially affected by general economic conditions, and a deterioration in economic conditions or in the financial markets may materially adversely affect our lending and other businesses and our financial results and condition. We generate revenue from the interest and fees we charge on the loans and other products and services we sell, and a substantial amount of our revenue and earnings comes from the net interest income and fee income that we earn from our consumer and commercial lending and banking businesses. These businesses have been, and will continue to be, materially affected by the state of the U.S. economy, particularly unemployment levels and home prices. The negative effects and continued uncertainty stemming from U.S. fiscal, monetary and political matters, including concerns about deficit and debt levels, inflation, taxes, and U.S. debt ratings, have impacted and may continue to impact the global economy. Moreover, geopolitical matters, including international political unrest or disturbances, hostilities, wars, and terrorist activities, as well as continued concerns over commodity prices, tariffs or other restrictions on international trade and corresponding retaliatory measures, and global economic difficulties, may impact the stability of financial markets and the global economy. Any impacts to the global economy could have a similar impact to the U.S. economy. A prolonged period of slow growth in the global economy or any deterioration in general economic conditions and/or the financial markets resulting from the above matters or any other events or factors that may disrupt or weaken the U.S. or global economy, could materially adversely affect our financial results and condition.

A weakening in business or economic conditions, including higher unemployment levels or declines in home prices, as well as higher interest rates, can also adversely affect our customers' ability to repay their loans or other obligations, which can increase our credit losses. If unemployment levels worsen or if home prices fall we would expect to incur elevated charge-offs and provision expense from increases in our allowance for credit losses. These conditions may adversely affect not only consumer loan performance but also commercial and CRE loans, especially for those business borrowers that rely on the health of industries that may experience deteriorating economic conditions. The ability of these and other borrowers to repay their loans may deteriorate, causing us, as one of the largest commercial and CRE lenders in the U.S., to incur significantly higher credit losses. In addition, weak or deteriorating economic conditions make it more challenging for us to increase our consumer and commercial loan portfolios by making loans to creditworthy borrowers at attractive yields. Furthermore, weak economic conditions, as well as competition and/or increases in interest rates, could soften demand for our loans resulting in our retaining a much higher amount of lower yielding liquid assets on our consolidated balance sheet. If economic conditions worsen and unemployment rises, which also would likely result in a decrease in consumer and business confidence and spending, the demand for our products, including our consumer and commercial loans, may fall, reducing our interest and noninterest income and our earnings.

A deterioration in business and economic conditions, which may erode consumer and investor confidence levels, and/or increased volatility of financial markets, also could adversely affect financial results for our fee-based businesses, including our investment advisory, securities brokerage, wealth management, markets and investment banking businesses. For example, because investment advisory fees are often based on the value of assets under management, a fall in the market prices of those assets could reduce our fee income. Changes in stock market prices could affect the trading activity of investors, reducing commissions and other fees we earn from our brokerage business. In addition, adverse market conditions may negatively affect the performance of products we have provided to customers, which may expose us to legal actions or additional costs. Poor economic conditions and volatile or unstable financial markets also can negatively affect our debt and equity underwriting and advisory businesses, as well as our venture capital business and trading activities, including through increased counterparty credit risk. Any deterioration in global financial markets and economies, including as a result of any geopolitical matters or unrest, may adversely affect the revenue and earnings of our international operations, particularly our global financial institution and correspondent banking services.

For additional information, see the "Risk Management – Asset/Liability Management" and "– Credit Risk Management" sections in this Report.

Changes in interest rates and financial market values could reduce our net interest income and earnings, as well as our other comprehensive income, including as a result of recognizing losses on the debt and equity securities that we hold in our portfolio or trade for our customers. Changes in either our net interest margin or the amount or mix of earning assets we hold could affect our net interest income and our earnings. Changes in interest rates can affect our net interest margin. Although the yield we earn on our assets and the funding costs of our liabilities tend to move in the same direction in response to changes in interest rates, one can rise or fall faster than the other, causing our net interest margin to expand or contract. If our funding costs rise faster than the yield we earn on our assets or if the yield we earn on our assets falls faster than our funding costs, our net interest margin tends to contract.

The amount and type of earning assets we hold can affect our yield and net interest income. We hold earning assets in the form of loans and debt and equity securities, among other assets. As noted above, if the economy worsens we may see lower demand for loans by creditworthy customers, reducing our yield and net interest income. In addition, our net interest income and net interest margin can be negatively affected by a prolonged period of low interest rates as it may result in us holding lower yielding loans and securities on our consolidated balance sheet, particularly if we are unable to replace the maturing higher yielding assets with similar higher yielding assets. A prolonged period of high interest rates, however, may continue to negatively affect loan demand and could result in higher credit losses as borrowers may have more difficulty making higher

interest payments. Similarly, a prolonged period of high interest rates may increase our funding costs, including the rates we pay on customer deposits. As described below, changes in interest rates also affect our mortgage business, including the value of our MSRs.

Changes in the slope of the yield curve – or the spread between short-term and long-term interest rates – could also reduce our net interest income and net interest margin. Normally, the yield curve is upward sloping, meaning short-term rates are lower than long-term rates. When the yield curve flattens or inverts, our net interest income and net interest margin could decrease if the cost of our short-term funding increases relative to the yield we can earn on our long-term assets. Moreover, a negative interest rate environment, in which interest rates drop below zero, could reduce our net interest income and net interest margin due to a likely decline in the interest we could earn on loans and other earning assets, while also likely requiring us to pay to maintain our deposits with the FRB.

We assess our interest rate risk by estimating the effect on our earnings under various scenarios that differ based on assumptions about the direction, magnitude and speed of interest rate changes and the slope of the yield curve. We may hedge some of that interest rate risk with interest rate derivatives. We generally do not hedge all of our interest rate risk, and we may not be successful in hedging any of the risk. Hedging involves inherent limitations, and we could recognize lower net interest income as a result of our hedging activities. There is always the risk that changes in interest rates, credit spreads or option volatility could reduce our net interest income and earnings, as well as our other comprehensive income, in material amounts, especially if actual conditions turn out to be materially different than what we assumed. For example, if interest rates rise or fall faster than we assumed or the slope of the yield curve changes, we may experience significant losses, including unrealized losses, on debt securities in our portfolio. To reduce our interest rate risk, we may rebalance our portfolios of debt securities and loans, refinance our debt, adjust our hedging strategies, or take other strategic actions. We may incur losses when we take such actions. In addition, changes in interest rates can result in increased basis risk, which could limit the effectiveness of our hedging activities.

We have a significant number of assets and liabilities, such as commercial loans, adjustable-rate mortgage loans, derivatives, debt securities, and long-term debt, referenced to benchmark rates, such as the Secured Overnight Financing Rate (SOFR), or other financial metrics. If any such benchmark rate or other referenced financial metric is significantly changed, replaced or discontinued, or ceases to be recognized as an acceptable market benchmark rate or financial metric, there may be uncertainty or differences in the calculation of the applicable interest rate or payment amount depending on the terms of the governing instrument. This could impact the financial performance of previously recorded transactions, result in losses on financial instruments we hold, require different hedging strategies, result in ineffective hedges or increased basis risk on existing hedges, impact the overall interest rate environment and the availability or cost of funding transactions, affect our capital and liquidity planning and management, or have other adverse financial consequences. It may also result in significant operational, systems, or other practical challenges, increased compliance and operational costs, legal or regulatory proceedings, reputational harm, or other adverse consequences. Because of changing economic and market conditions, as well as credit ratings, affecting issuers and the performance of any underlying collateral, we may be required to recognize impairment in future periods on the securities we hold. Furthermore, the value of the debt securities we hold can fluctuate due to changes in interest rates, issuer creditworthiness, and other factors. Our net income also is exposed to changes in interest rates, credit spreads, foreign exchange rates, and equity and commodity prices in connection with our trading activities, which are conducted primarily to accommodate the investment and risk management activities of our customers, as well as when we execute economic hedging to manage certain balance sheet risks. Trading assets, such as trading debt and trading equity securities, are carried at fair value with realized and unrealized gains and losses recognized in noninterest income. As part of our business to support our customers, we trade public debt and equity securities and other financial instruments that are subject to market fluctuations with gains and losses recognized in net income. In addition, although high market volatility can increase our exposure to trading-related losses, periods of low volatility may have an adverse effect on our businesses as a result of reduced customer activity levels. Although we have processes in place to measure and monitor the risks associated with our trading activities, including stress testing and hedging strategies, there can be no assurance that our processes and strategies will be effective in avoiding losses that could have a material adverse effect on our financial results.

The value of our marketable and nonmarketable equity securities can fluctuate from quarter to quarter. Marketable equity securities are carried at fair value with unrealized gains and losses reflected in earnings. Nonmarketable equity securities are carried under the cost method, equity method, proportional amortization method, or measurement alternative, while others are carried at fair value with unrealized gains and losses reflected in earnings. Earnings from our equity securities portfolio may be volatile and hard to predict, and may have a significant effect on our earnings from period to period. When, and if, we recognize gains may depend on a number of factors, including general economic and market conditions, the prospects of the companies in which we invest, when a company goes public, the size of our position relative to the public float, and whether we are subject to any resale restrictions.

Nonmarketable equity securities include our venture capital and private equity investments that could result in significant impairment losses for those investments carried under the measurement alternative or equity method. If we recognize an impairment for an investment, we write-down the carrying value of the investment to fair value, resulting in a charge to earnings, which could be significant.

For additional information, see the "Risk Management – Asset/Liability Management – Interest Rate Risk," "– Mortgage Banking Interest Rate and Market Risk," "– Market Risk – Trading Activities," and "– Market Risk – Equity Securities" and the "Balance Sheet Analysis – Available-for-Sale and Held-to-Maturity Debt Securities" sections in this Report and Note 2 (Available-for-Sale and Held-to-Maturity Debt Securities) and Note 4 (Equity Securities) to Financial Statements in this Report.

Effective liquidity management is essential for the operation of our business, and our financial results and condition could be materially adversely affected if we do not effectively manage our liquidity. We primarily rely on customer deposits to be a low-cost and stable source of funding for the loans we make and the operation of our business. In addition to customer deposits, our sources of liquidity include certain debt and equity securities, our ability to sell or securitize loans in secondary markets and to pledge loans to access secured borrowing facilities through the

FHLB and the FRB, and our ability to raise funds in domestic and international money through capital markets.

Our liquidity and our ability to fund and run our business could be materially adversely affected by a variety of conditions and factors. These include financial and credit market disruption and volatility or a lack of market or customer confidence in financial markets in general similar to what occurred during the financial crisis in 2008 and early 2009, which may result in a loss of customer deposits, outflows of cash or collateral, an inability to access capital markets on favorable terms, or other adverse effects on our liquidity and funding. The financial system also experienced disruption and volatility in early 2023 due to the failure of several banks, and further episodes of disruption, volatility or other adverse market conditions may occur if there are additional instances of actual or threatened bank failures. Market disruption and volatility could also impact our credit spreads, which are the amounts in excess of the interest rate of U.S. Treasury securities, or other benchmark securities, of the same maturity that we need to pay to our funding providers. Increases in interest rates and our credit spreads could significantly increase our funding costs.

Other conditions and factors that could materially adversely affect our liquidity and funding include a lack of market or customer confidence in the Company or negative news about the Company or the financial services industry generally which also may result in a loss of deposits and/or negatively affect our ability to access the capital markets; any inability to sell or securitize loans or other assets; disruptions or volatility in the market for securities repurchase agreements, or any inability to effectively access the market for securities repurchase agreements, which also may increase our short-term funding costs; regulatory requirements or restrictions, including changes to regulatory capital or liquidity requirements; unexpectedly high or accelerated customer draws on lines of credit; any inability to access secured borrowing facilities through the FHLB or FRB, or any negative perception in the market created by accessing these facilities; and, as described below, reductions in one or more of our credit ratings. Many of the above conditions and factors may be caused by events over which we have little or no control.

Similarly, the speed with which information is disseminated and the speed with which customers can withdraw funds in response to information may also contribute to a faster and greater loss of deposits, particularly uninsured or non-operational deposits, as well as other adverse effects on liquidity or funding, similar to what contributed to the failure of several banks in early 2023. There can be no assurance that significant disruption and volatility in the financial markets will not occur in the future. For example, concerns over geopolitical issues, commodity and currency prices, trade policies, as well as global economic conditions, may cause financial market volatility.

In addition, concerns regarding U.S. government debt levels, including any potential failure to raise the debt limit, and any downgrade of U.S. government debt ratings may cause uncertainty and volatility as well. A downgrade of the sovereign debt ratings of the U.S. government or the debt ratings of related institutions, agencies or instrumentalities, as well as other fiscal or political events could, in addition to causing economic and financial market disruptions, materially adversely affect the market value of the U.S. government securities or federal agency mortgage-backed securities that we hold, the availability of those securities as collateral for borrowing, and our ability to access capital markets on favorable terms, as well as have other material adverse effects on the operation of our business and our financial results and condition.

As noted above, we rely heavily on customer deposits for our funding and liquidity. We compete for deposits with banks and with other companies that offer alternative products. If our competitors raise the rates they pay on deposits our funding costs may increase, either because we raise our rates to avoid losing deposits or because we lose deposits and must rely on more expensive sources of funding. Checking and savings account balances and other forms of customer deposits may decrease when customers perceive other assets or investment opportunities, such as stocks, bonds, money market mutual funds, or digital assets, as providing a better risk/return tradeoff. When customers move money out of bank deposits and into other assets or investments, we may lose a relatively low-cost source of funds, increasing our funding costs and negatively affecting our liquidity.

If we are unable to continue to fund our assets through customer deposits or access capital markets on favorable terms, if there are changes to our regulatory capital or liquidity requirements, or if we suffer an increase in our borrowing costs or otherwise fail to manage our liquidity effectively (including on an intra-day or intra-affiliate basis), our liquidity, net interest margin, and financial results and condition may be materially adversely affected. As we did during the financial crisis in 2009, we may also need, or be required by our regulators, to raise additional capital through the issuance of common stock, which could dilute the ownership of existing stockholders, or reduce or even eliminate our common stock dividend to preserve capital or to raise additional capital.

For additional information, see the “Risk Management – Asset/Liability Management” section in this Report.

Adverse changes in our credit ratings could have a material adverse effect on our liquidity, cash flows, and financial results and condition. Our borrowing costs and ability to obtain funding are influenced by our credit ratings. Reductions in one or more of our credit ratings could adversely affect our ability to borrow funds and raise the costs of our borrowings substantially and could cause creditors and business counterparties to raise collateral requirements or take other actions that could adversely affect our ability to raise funding. Credit ratings and credit ratings agencies’ outlooks are based on the ratings agencies’ analysis of many quantitative and qualitative factors, including our capital adequacy, liquidity, asset quality, business mix, the level and quality of our earnings, and rating agency assumptions regarding the probability and extent of federal financial assistance or support. In addition to credit ratings, our borrowing costs are affected by various other external factors, including market volatility and concerns or perceptions about the financial services industry generally. There can be no assurance that we will maintain our credit ratings and outlooks and that credit ratings downgrades in the future would not have a material adverse effect on our ability to borrow funds and borrowing costs. Downgrades in our credit ratings also may trigger additional collateral or funding obligations which, depending on the severity of the downgrade, could have a material adverse effect on our liquidity, including as a result of credit-related contingent features in certain of our derivative contracts.

For information on our credit ratings, see the “Risk Management – Asset/Liability Management – Liquidity Risk and Funding – Credit Ratings” section and for information regarding additional collateral and funding obligations required of certain derivative instruments in the event our credit ratings were to fall below investment grade, see Note 13 (Derivatives) to Financial Statements in this Report.

We rely on dividends from our subsidiaries for liquidity, and federal and state law, regulatory requirements, and certain contractual arrangements can limit those dividends. Wells Fargo & Company, the parent holding company (the "Parent"), is a separate and distinct legal entity from its subsidiaries. It receives substantially all of its funding and liquidity from dividends and other distributions from its subsidiaries. We generally use these dividends and distributions, among other things, to pay dividends on our common and preferred stock and interest and principal on our debt. Federal and state laws limit the amount of dividends and distributions that our bank and some of our nonbank subsidiaries, including our broker-dealer subsidiaries, may pay to the Parent. Similarly, as part of their supervisory authority, regulators may limit or restrict subsidiary capital distributions. In addition, as part of our resolution planning efforts, we have entered into a Support Agreement dated June 28, 2017, as amended and restated on June 26, 2019, among the Parent, WFC Holdings, LLC, an intermediate holding company and subsidiary of the Parent (the "IHC"), Wells Fargo Bank, N.A. (the "Bank"), Wells Fargo Securities, LLC, Wells Fargo Clearing Services, LLC, and certain other subsidiaries of the Parent designated from time to time as material entities for resolution planning purposes or identified from time to time as related support entities in our resolution plan, pursuant to which the IHC may be restricted from making dividend payments to the Parent if certain liquidity and/or capital metrics fall below defined triggers or if the Parent's board of directors authorizes it to file a case under the U.S. Bankruptcy Code. Also, our right to participate in a distribution of assets upon a subsidiary's liquidation or reorganization is subject to the prior claims of the subsidiary's creditors.

For additional information, see the "Regulation and Supervision – Dividend and Share Repurchase Restrictions" and "– Holding Company Structure" sections in our 2025 Form 10-K and Note 25 (Regulatory Capital Requirements and Other Restrictions) to Financial Statements in this Report.

REGULATORY RISKS

Current and future legislation and/or regulation could require us to change certain of our business practices, reduce our revenue and earnings, impose additional costs on us or otherwise adversely affect our business operations and/or competitive position. Our parent company, our subsidiary banks and many of our nonbank subsidiaries such as those related to our brokerage business, are subject to significant and extensive regulation under state and federal laws in the U.S., as well as the applicable laws of the various jurisdictions outside of the U.S. where they conduct business. These regulations generally protect depositors, the federal deposit insurance fund, consumers, investors, employees, or the banking and financial system as a whole, not necessarily our security holders. Economic, market and political conditions during the past few years have led to a significant amount of legislation and regulation in the U.S. and abroad affecting the financial services industry, as well as heightened expectations and scrutiny of financial services companies from banking regulators. These laws and regulations may continue to affect the manner in which we do business and the products and services that we provide, affect or restrict our ability to compete in our current businesses or our ability to enter into or acquire new businesses, reduce or limit our revenue, affect our compliance and risk management activities, limit subsidiary capital distributions, increase our capital or liquidity requirements, impose additional fines or assessments on us, intensify the regulatory supervision of us and the financial services industry, and adversely affect our business operations or have other negative consequences. Our businesses and revenue in non-U.S. jurisdictions are also subject to risks from political, economic and social developments in those jurisdictions, including sanctions or business restrictions, asset freezes or confiscation, unfavorable political or diplomatic developments, or financial or social instability. In addition, changes to tax laws, regulations, and guidance may negatively impact our effective income tax rate, financial results, or the amount of any tax assets or liabilities. Furthermore, greater government oversight and scrutiny of Wells Fargo, as well as financial services companies generally, has increased our operational and compliance costs as we must continue to devote substantial resources to enhancing our procedures and controls and meeting heightened regulatory standards and expectations. Regulatory authorities have also focused on financial institutions' policies and practices for providing, maintaining, or discontinuing financial products or services to customers or potential customers. Any failure to meet regulatory requirements, standards or expectations, either in the U.S. or in non-U.S. jurisdictions, could continue to result in significant fines, penalties, restrictions on certain business activities, reputational harm, or other adverse consequences.

Our consumer businesses, including our mortgage, auto, credit card and other consumer lending and non-lending businesses, are subject to numerous and, in many cases, highly complex consumer protection laws and regulations, as well as regulatory examinations and/or investigations. In particular, evolving state and federal rules and requirements may continue to increase our compliance costs, limit the fees we can receive for certain products and services, and require changes in our business practices, which could limit or negatively affect our earnings as well as the products and services that we offer our customers. If we fail to meet regulatory requirements and expectations with respect to our consumer businesses, we may be subject to increased costs, fines, penalties, restrictions on our business activities including the products and services we can provide, reputational harm, or other adverse consequences.

We are also subject to various rules and regulations related to the prevention of financial crimes and combating terrorism, including the USA PATRIOT Act of 2001. These rules and regulations require us to, among other things, implement policies and procedures related to anti-money laundering, anti-bribery and corruption, economic sanctions, suspicious activities, currency transaction reporting and due diligence on customers. Although we have policies and procedures designed to comply with these rules and regulations, to the extent they are not fully effective or do not meet regulatory standards or expectations, we may be subject to fines, penalties, restrictions on certain business activities, reputational harm, or other adverse consequences.

Our businesses are also subject to laws and regulations enacted by U.S. and non-U.S. regulators and governmental authorities relating to the privacy of the information of customers, employees and others. These laws and regulations, among other things, increase our compliance obligations; have a significant impact on our businesses' collection, processing, sharing, use, and retention of personal data and reporting of data breaches; and provide for significant penalties for non-compliance.

In addition, we are subject to a consent order and other regulatory actions, including a February 2018 consent order with the FRB regarding the Board's governance and oversight of the Company, and the Company's compliance and operational risk management program. We are also subject to a September 2024 formal agreement with the OCC regarding anti-money

laundering and sanctions risk management practices. Addressing these and other regulatory actions and expectations is an ongoing process, and we could continue to experience issues or delays along the way in satisfying their requirements. We also could continue to identify more issues in the future.

The Company may be subject to further actions, including the imposition of additional consent orders, regulatory agreements or civil money penalties. Regulators have indicated the potential for escalating consequences for banks that do not timely resolve open issues or have repeat issues. Furthermore, issues or delays in satisfying the requirements of a regulatory action could affect our ability to satisfy others. Failure to satisfy the requirements of a regulatory action on a timely basis has resulted and could in the future result in additional fines, penalties, business restrictions, limitations on subsidiary capital distributions, increased capital or liquidity requirements, enforcement actions, and other adverse consequences, which could be significant. Compliance with the February 2018 FRB consent order, the September 2024 OCC formal agreement, and any other consent orders or regulatory actions, as well as the implementation of their requirements, may continue to increase the Company's costs, require the Company to reallocate resources away from growing its existing businesses, subject the Company to business restrictions, negatively impact the Company's capital and liquidity, require the Company to undergo significant changes to its business, operations, products and services, and risk management practices, and subject the Company to other adverse consequences.

Any future legislation, rule and/or regulation or any change in regulatory expectations also could significantly affect our regulatory environment, increase our cost of doing business, limit the activities we may pursue, impact our competitive landscape, and have a material adverse effect on our financial results and condition.

For additional information on the significant regulations and regulatory oversight initiatives that have affected or may affect our business, including additional information on the Company's regulatory actions, see the "Regulation and Supervision" section in our 2025 Form 10-K.

We could be subject to more stringent capital, leverage or liquidity requirements or restrictions on our growth, activities or operations if regulators determine that our resolution or recovery plan is deficient. Pursuant to rules adopted by the FRB and the FDIC, Wells Fargo prepares and periodically submits resolution plans, also known as "living wills," designed to facilitate our rapid and orderly resolution in the event of material financial distress or failure. There can be no assurance that the FRB or FDIC will respond favorably to the Company's resolution plans. If the FRB and FDIC determine that a resolution plan has deficiencies, they may impose more stringent capital, leverage or liquidity requirements on us or restrict our growth, activities or operations until we adequately remedy the deficiencies. If the FRB and FDIC ultimately determine that we have been unable to remedy any deficiencies, they could require us to divest certain assets or operations.

In addition to our resolution plans, we must also prepare and periodically submit to the FRB a recovery plan that identifies a range of options that we may consider during times of idiosyncratic or systemic economic stress to remedy any financial weaknesses and restore market confidence without extraordinary government support. The Bank must also prepare and periodically submit to the OCC a recovery plan. If either the FRB or the OCC determines that our recovery plan is deficient, they may impose fines, restrictions on our business or ultimately require us to divest assets.

Our security holders may suffer losses in a resolution of Wells Fargo even if creditors of our subsidiaries are paid in full. If Wells Fargo were to fail, it may be resolved in a bankruptcy proceeding or, if certain conditions are met, under the resolution regime created by the Dodd-Frank Act known as the "orderly liquidation authority," which allows for the appointment of the FDIC as receiver. The FDIC's orderly liquidation authority requires that security holders of a company in receivership bear all losses before U.S. taxpayers are exposed to any losses. There are substantial differences in the rights of creditors between the orderly liquidation authority and the U.S. Bankruptcy Code, including the right of the FDIC to disregard the strict priority of creditor claims under the U.S. Bankruptcy Code in certain circumstances and the use of an administrative claims procedure instead of a judicial procedure to determine creditors' claims.

The strategy described in our most recent resolution plan is a single point of entry strategy, in which the Parent would be the only material legal entity to enter resolution proceedings. However, the strategy described in our resolution plan is not binding in the event of an actual resolution of Wells Fargo.

To facilitate the orderly resolution of the Company, we entered into the Support Agreement, pursuant to which the Parent transferred a significant amount of its assets to the IHC and will continue to transfer assets to the IHC from time to time. In the event of our material financial distress or failure, the IHC will be obligated to use the transferred assets to provide capital and/or liquidity to the Bank and certain other direct and indirect subsidiaries of the Parent. Under the Support Agreement, the IHC will also provide funding and liquidity to the Parent through subordinated notes and a committed line of credit. If certain liquidity and/or capital metrics fall below defined triggers, or if the Parent's board of directors authorizes it to file a case under the U.S. Bankruptcy Code, the subordinated notes would be forgiven, the committed line of credit would terminate, and the IHC's ability to pay dividends to the Parent would be restricted, any of which could materially and adversely impact the Parent's liquidity and its ability to satisfy its debts and other obligations, and could result in the commencement of bankruptcy proceedings by the Parent at an earlier time than might have otherwise occurred if the Support Agreement were not implemented.

Any resolution of the Company will likely impose losses on shareholders, unsecured debt holders and other creditors of the Parent, while the Parent's subsidiaries may continue to operate. Creditors of some or all of our subsidiaries may receive significant or full recoveries on their claims, while the Parent's security holders could face significant or complete losses. This outcome may arise whether the Company is resolved under the U.S. Bankruptcy Code or by the FDIC under the orderly liquidation authority, and whether the resolution is conducted using a single point of entry strategy or using a multiple point of entry strategy, in which the Parent and one or more of its subsidiaries would each undergo separate resolution proceedings. Furthermore, in a single point of entry or multiple point of entry strategy, losses at some or all of our subsidiaries could be transferred to the Parent and borne by the Parent's security holders. Moreover, if either resolution strategy proved to be unsuccessful, our security holders could face greater losses than if the strategy had not been implemented.

For additional information, see the "Regulation and Supervision" section in our 2025 Form 10-K.

Regulatory rules and requirements may impose higher capital and liquidity levels, limiting our ability to pay common stock dividends, repurchase our common stock, invest in our business, or provide loans or other products and services to our customers. The Company and each of our insured depository institutions are subject to various regulatory capital adequacy requirements administered by federal banking regulators. In particular, the Company is subject to rules issued by federal banking regulators to implement Basel III risk-based capital requirements for U.S. banking organizations. These capital rules, among other things, establish required minimum ratios relating capital to different categories of assets and exposures. Federal banking regulators have also imposed a leverage ratio and a supplementary leverage ratio on large BHCs like Wells Fargo and our insured depository institutions. The FRB has also issued rules to address the amount of equity and unsecured long-term debt a U.S. G-SIB must hold to improve its resolvability and resiliency, often referred to as total loss absorbing capacity (TLAC). Similarly, federal banking regulators have issued rules that implement a liquidity coverage ratio and a net stable funding ratio.

In addition, as part of imposing enhanced capital and risk management standards on large financial firms, the FRB has issued a capital plan rule that establishes capital planning and other requirements that govern capital distributions, including dividends and share repurchases, by certain BHCs, including Wells Fargo. The FRB also has a number of regulations implementing enhanced prudential requirements for large BHCs like Wells Fargo regarding risk-based capital and leverage, risk and liquidity management, single counterparty credit limits, and imposing debt-to-equity limits on any BHC that regulators determine poses a grave threat to the financial stability of the United States. The FRB and OCC also have rules implementing stress testing requirements for large BHCs and national banks. Furthermore, the FRB has established expectations regarding effective boards of directors of large BHCs. The OCC, under separate authority, has also established heightened governance and risk management standards for large national banks, such as the Bank.

The Basel standards and federal regulatory capital, leverage, liquidity, TLAC, capital planning, and other requirements may limit or otherwise restrict how we utilize our capital, including common stock dividends and stock repurchases, and may require us to increase our capital and/or liquidity. Any requirement that we increase our regulatory capital, regulatory capital ratios or liquidity, including due to changes in regulatory requirements, such as from the anticipated proposal to revise the Basel standards in the U.S., changes in regulatory interpretations regarding risk-weighted asset calculation methodologies, including the impact from securitizations of credit risk, or as a result of business growth, acquisitions or a change in our risk profile, could increase our funding costs, reduce our flexibility to source and deploy funding, or require us to liquidate assets or otherwise change our business, product offerings and/or investment plans, which may negatively affect our financial results. Although not currently anticipated, new capital requirements and/or our regulators may require us to raise additional capital in the future. Issuing additional common stock may dilute the ownership of existing stockholders. In addition, federal banking regulations may continue to increase our compliance costs as well as limit our ability to invest in our business or provide loans or other products and services to our customers.

For additional information, see the "Capital Management" and "Risk Management – Asset/Liability Management – Liquidity Risk and Funding – Liquidity Standards" sections in this Report and the "Regulation and Supervision" section in our 2025 Form 10-K.

FRB policies, including policies on interest rates, can significantly affect business and economic conditions and our financial results and condition. The FRB regulates the supply of money in the United States. Its policies determine in large part our cost of funds for lending and investing and the return we earn on those loans and investments, both of which affect our net interest income and net interest margin. The FRB's interest rate policies also can materially affect the value of financial instruments we hold, such as debt securities. In addition, its policies can affect our borrowers, potentially increasing the risk that they may fail to repay their loans. Changes in FRB policies, including its target range for the federal funds rate or actions taken to increase or decrease the size of its balance sheet, are beyond our control and can be hard to predict. As noted above, changes in the interest rate environment and yield curve which may result from the FRB's actions could negatively affect our net interest income and net interest margin.

CREDIT RISKS

Increased credit risk, including as a result of a deterioration in economic conditions or changes in market conditions, could require us to increase our provision for credit losses and allowance for credit losses and could have a material adverse effect on our results of operations and financial condition. When we loan money or commit to loan money we incur credit risk, or the risk of losses if our borrowers do not repay their loans. As one of the largest lenders in the U.S., the credit performance of our loan portfolios significantly affects our financial results and condition. We also incur credit risk in connection with trading and other activities. As noted above, if the economic environment were to deteriorate, more of our customers and counterparties may have difficulty in repaying their loans or other obligations which could result in a higher level of credit losses and provision for credit losses. We reserve for credit losses by establishing an allowance through a charge to earnings. The amount of this allowance is based on our assessment of expected credit losses over the anticipated life of our loan portfolio (including unfunded credit commitments). The process for determining the amount of the allowance is critical to our financial results and condition. It requires difficult, subjective, and complex judgments about the future, including forecasts of economic or market conditions that might impair the ability of our borrowers to repay their loans. We might increase the allowance because of changing economic conditions, including falling residential or commercial real estate values, higher unemployment or inflation, significant loan growth, changes in consumer behavior, or other market conditions that adversely affect borrowers, or other factors. Additionally, the regulatory environment or external factors, such as natural disasters, disease pandemics such as COVID-19, political or social matters, or trade policies, also can continue to influence recognition of credit losses in our loan portfolios and impact our allowance for credit losses.

Future allowance levels may increase or decrease based on a variety of factors, including loan balance changes, portfolio credit quality and mix changes, and changes in general economic conditions. While we believe that our allowance for credit losses was appropriate at December 31, 2025, there is no assurance that it will be sufficient to cover future credit losses. In the event of significant deterioration in economic conditions or if we

experience significant loan growth, we may be required to increase the allowance in future periods, which would reduce our earnings.

For additional information, see the "Risk Management – Credit Risk Management" and "Critical Accounting Policies – Allowance for Credit Losses" sections in this Report.

We may have more credit risk and higher credit losses to the extent our loans are concentrated by loan type, industry segment, borrower type, or location of the borrower or collateral. Our credit risk and credit losses can increase if our loans are concentrated to borrowers engaged in the same or similar activities or to borrowers who individually or as a group may be uniquely or disproportionately affected by economic or market conditions. Similarly, challenging or changing economic or market conditions, or trade policies, affecting a particular industry or geography may also impact related or dependent industries or the ability of borrowers living in such affected areas or working in such industries to meet their financial obligations. As California is our largest banking state in terms of loans, deterioration in real estate values and underlying economic conditions, or external factors such as natural disasters, in California could result in materially higher credit losses. In addition, changes in consumer behavior, the competitive landscape, or other market conditions may adversely affect borrowers in certain industries or sectors, which may increase our credit risk and reduce the demand by these borrowers for our products and services. Moreover, deterioration in macroeconomic conditions generally across the country could result in materially higher credit losses, including for our residential real estate loan portfolio, which includes nonconforming mortgage loans we retain on our balance sheet.

We are currently one of the largest CRE lenders in the U.S. A deterioration in economic conditions that negatively affects the business performance of our CRE borrowers, including increases in interest rates and related refinancing risks at maturity, declines in commercial property values, and/or changes in consumer behavior or other market conditions, such as a further decrease in the demand for office space, could result in materially higher credit losses and have a material adverse effect on our financial results and condition.

Challenges and/or changes in non-U.S. economic conditions may increase our non-U.S. credit risk. Economic difficulties in non-U.S. jurisdictions could also indirectly have a material adverse effect on our credit performance and results of operations and financial condition to the extent they negatively affect the U.S. economy and/or our borrowers who have non-U.S. operations.

Due to regulatory requirements, we must clear certain derivative transactions through central counterparty clearinghouses (CCPs), which results in credit exposure to these CCPs. Similarly, because we are a member of various CCPs, we may be required to pay a portion of any losses incurred by the CCP in the event that one or more members of the CCP defaults on its obligations. In addition, we are exposed to the risk of non-performance by our clients for which we clear transactions through CCPs to the extent such non-performance is not sufficiently covered by available collateral.

For additional information regarding credit risk, see the "Risk Management – Credit Risk Management" section and Note 3 (Loans and Related Allowance for Credit Losses) to Financial Statements in this Report.

OPERATIONAL, STRATEGIC, AND LEGAL RISKS

A failure in or breach of our operational or security systems, controls or infrastructure, or those of the third parties on which we rely, could disrupt our businesses, damage our reputation, increase our costs and cause losses. As a large financial institution that serves customers through numerous physical locations, ATMs, the internet, mobile banking and other distribution channels across the U.S. and internationally, we depend on our ability to safeguard Wells Fargo's operations and infrastructure and to process, record and monitor a large number of customer transactions on a continuous basis. As our customer base and locations have a broad geographic footprint throughout the U.S. and internationally, as we have increasingly used the internet and mobile banking to provide products and services to our customers, as customer, public, legislative and regulatory expectations regarding operational and information security have increased, and as cyber and other information security attacks have become more prevalent and complex, our operational systems, controls and infrastructure must continue to be safeguarded and monitored for potential failures, breaches, disruptions and breakdowns. Our business, financial, accounting, data processing systems, or other operating systems and facilities may stop operating properly, become insufficient based on our evolving business needs, or become disabled or damaged as a result of a number of factors including events that are wholly or partially beyond our control. For example, there have been and could in the future be sudden increases in customer transaction volume; electrical or telecommunications outages; degradation or loss of internet, website or mobile banking availability; natural disasters such as earthquakes, wildfires, tornados, and hurricanes; disease pandemics such as COVID-19; events arising from local or larger scale political or social matters, including terrorist acts; and, as described below, cyberattacks or other information security incidents. Pandemics such as COVID-19 could result in the occurrence of new, unanticipated adverse effects on us or the recurrence of adverse effects similar to those already experienced, including creating additional operational and compliance risks, such as the need to comply with rapidly changing regulatory requirements and to quickly implement new measures to protect the functionality of our systems, networks, and operations. Additionally, the adoption or use of new or emerging technologies, including artificial intelligence (AI), digital assets, or distributed ledger technology, may continue to create new operational and compliance risks or add more complexity and the need to implement changes to our infrastructure or operating systems.

Furthermore, enhancements and upgrades to our infrastructure or operating systems may be time-consuming, entail significant costs, and create risks associated with implementing new systems and integrating them with existing ones. Due to the complexity and interconnectedness of our systems, the process of enhancing our infrastructure and operating systems, including their security measures and controls, could continue to create a risk of system disruptions and security issues. Similarly, we may not be able to timely recover critical business processes or operations that have been disrupted, which may further increase any associated costs and consequences of such disruptions. Although we have enterprise incident response processes, business continuity plans and other safeguards in place to help provide operational resiliency, our business operations may be adversely affected by significant and widespread disruption to our physical infrastructure or operating systems that support our businesses and customers. For example, we have experienced system issues caused by a variety

of factors that have resulted in intermittent service interruptions, such as temporary disruptions to online and mobile banking services, delays in posting transactions, and customer difficulty signing into accounts.

As a result of financial institutions and technology systems becoming more interconnected and complex, any operational incident at a third party (including a government or regulatory agency) may increase the risk of loss or material impact to us or the financial industry as a whole. Furthermore, third parties on which we rely, including those that facilitate our business activities or to which we outsource operations, such as exchanges, clearing houses, financial intermediaries or vendors that provide services or security solutions for our operations, could continue to be sources of operational risk to us, including from information breaches or loss, cyberattacks, breakdowns, disruptions or failures of their own systems or infrastructure, or any deficiencies in the performance of their responsibilities. These risks are increased to the extent we rely on a single or small number of third parties or on third parties in a single geographic area. We are also exposed to the risk that a disruption or other operational incident at a common service provider to our third parties could impede their ability to provide services or perform their responsibilities for us. In addition, we must meet regulatory requirements and expectations regarding our use of third-party service providers, and any failure by our third-party service providers to meet their obligations to us or to comply with applicable laws, rules, regulations, or Wells Fargo policies could result in fines, penalties, restrictions on our business, or other adverse consequences.

Disruptions or failures in the physical infrastructure, controls or operating or security systems that support our businesses and customers, failures of the third parties on which we rely to adequately or appropriately provide their services or perform their responsibilities, or our failure to effectively manage or oversee our third-party relationships, could continue to result in business disruptions, loss of revenue or customers, legal or regulatory proceedings, remediation and other costs, violations of applicable privacy and other laws, reputational damage, customer harm, or other adverse consequences, any of which could materially adversely affect our results of operations or financial condition.

A cyberattack or other information security incident could have a material adverse effect on our results of operations, financial condition, or reputation. Information security risks for large financial institutions such as Wells Fargo have generally increased in recent years in part because of the proliferation of new technologies, the use of the internet, mobile devices, and cloud technologies to conduct financial transactions, the increased reliance on third parties, the use of remote work arrangements, and the increased sophistication and activities of organized crime, hackers, terrorists, activists, and other external parties, including foreign state-sponsored parties. Those parties also continue to attempt to misrepresent personal or financial information to commit fraud, obtain loans or other financial products from us, or attempt to fraudulently induce employees, customers, or other users of our systems to disclose confidential, proprietary, or other information to gain access to our networks, data or information belonging to our customers. Geopolitical matters may also continue to elevate the risk of an information security threat, particularly by foreign state-sponsored parties or their supporters. In addition, we continue to experience information security threats arising from the increased availability and use of AI to conduct attacks that can be difficult to detect, including attacks that may exploit AI to make fraud detection and authentication more difficult.

As noted above, our operations rely on the secure processing, transmission and storage of confidential, proprietary, and other information in our computer systems and networks. Our banking, brokerage, investment advisory, and capital markets businesses rely on our technologies, computer and email systems, software, hardware, and networks to conduct their operations. In addition, to access our products and services, our customers use computers, personal smartphones, tablets, and other mobile devices that are beyond our control systems. Our technologies, systems, software, networks, and our customers' devices continue to be the target of cyberattacks or other information security threats, which could materially adversely affect us, including as a result of fraudulent activity, the unauthorized release, gathering, monitoring, misuse, loss or destruction of Wells Fargo's or our customers' confidential, proprietary and other information, or the disruption of Wells Fargo's or our customers' or other third parties' business operations. For example, various retailers have reported they were victims of cyberattacks in which large amounts of their customers' data, including debit and credit card information, was obtained. In these situations, we generally incur costs to replace compromised cards and address fraudulent transaction activity affecting our customers. We also continue to be exposed to the risk that an employee or other person acting on behalf of the Company fails to comply with applicable policies and procedures and inappropriately circumvents information security controls for personal gain or other improper purposes.

Due to the increasing interconnectedness and complexity of financial institutions and technology systems, an information security incident at a third party (including a government or regulatory agency) or a third party's downstream service providers may increase the risk of loss or material impact to us or the financial industry as a whole. In addition, third parties (including their downstream service providers) on which we rely, including those that facilitate our business activities or to which we outsource operations, such as internet, mobile technology, hardware, software, payment, clearing, settlement, and cloud service providers, continue to be sources of information security risk to us. We could suffer material harm, including business disruptions, losses or remediation costs, reputational damage, legal or regulatory proceedings, or other adverse consequences as a result of the failure of those third parties to adequately or appropriately safeguard their technologies, systems, networks, hardware, or software, or as a result of our or our customers' data being compromised due to information security incidents affecting those third parties. Furthermore, any indemnification from a third party or its downstream service providers may not be sufficient to address the impact on us of an information security incident at those third parties.

Our risk and exposure to information security threats remains heightened because of, among other things, the persistent and evolving nature of these threats, the prominent size and scale of Wells Fargo and its role in the financial services industry, our plans to continue to implement our digital and mobile banking channel strategies and develop additional remote connectivity solutions to serve our customers when and how they want to be served, our geographic footprint and international presence, our use of third parties, the outsourcing of some of our business operations, the activities of foreign state-sponsored parties or their supporters, and the current global economic and political environment. For example, Wells Fargo and other financial institutions, as well as our third-party service providers, continue to be the target of various

evolving and adaptive information security threats, including cyberattacks, malware, ransomware, other malicious software intended to exploit hardware or software vulnerabilities, phishing, social engineering attacks, credential validation, and distributed denial-of-service, in an effort to disrupt the operations of financial institutions, test their cybersecurity capabilities, commit fraud, or obtain confidential, proprietary or other information. Cyberattacks have also focused on targeting online applications and services, such as online banking, as well as cloud-based and other products and services provided by third parties, and have targeted the infrastructure of the internet, causing the widespread unavailability of websites and degrading website performance. As a result, information security and the continued development and enhancement of our controls, processes and systems designed to protect our networks, computers, software and data from attack, damage or unauthorized access remain a priority for Wells Fargo. We are also involved in industry cybersecurity efforts and working with other parties, including our third-party service providers and governmental agencies, to continue to enhance defenses and improve resiliency to information security threats.

As these threats continue to evolve, we expect to continue to be required to expend significant resources to develop and enhance our protective measures or to investigate and remediate any information security vulnerabilities or incidents. Because the investigation of any information security breach is inherently unpredictable and would require time to complete, we may not be able to immediately identify, assess, or remediate the harm caused by the breach, which may further increase any associated costs and consequences. In addition, any actions we take to respond to an information security breach may themselves create a risk of system disruptions or security issues. Moreover, to the extent our insurance covers aspects of information security risk, such insurance may not be sufficient to cover all liabilities or losses associated with an information security breach.

Cyberattacks or other information security incidents affecting us or third parties (including their downstream service providers) on which we rely, including those that facilitate our business activities or to which we outsource operations, or affecting the networks, systems or devices that our customers use to access our products and services, could result in business disruptions, loss of revenue or customers, legal or regulatory proceedings, compliance, remediation and other costs, violations of applicable privacy and other laws, reputational damage, or other adverse consequences, any of which could materially adversely affect our results of operations or financial condition.

Our framework for managing risks may not be fully effective in mitigating risk and loss to us. Our risk management framework seeks to mitigate risk and loss to us. We have established processes and procedures intended to identify, measure, monitor, report and analyze the types of risk to which we are subject, including liquidity risk, credit risk, market risk, interest rate risk, operational risk, and legal and compliance risk, among others. However, as with any risk management framework, there are inherent limitations to our risk management strategies as there may exist, or develop in the future, risks that we have not appropriately anticipated, identified or managed. Our risk management framework is also dependent on ensuring that effective operational controls and an appropriate risk mindset exist throughout the Company. The inability to develop effective operational controls or to foster the appropriate culture throughout the Company, including the inability to align performance management and compensation to achieve the desired culture, could adversely impact the effectiveness of our risk management framework. Similarly, if we are unable to effectively manage our business or operations, we may be exposed to increased risks or unexpected losses. We process a large number of transactions each day and could continue to experience increased costs, regulatory investigations, or other adverse consequences if we do not accurately or completely execute a process or transaction, whether due to human error or otherwise; if we are unable to detect and defend against fraudulent activity; or if an employee or third-party service provider fails to comply with applicable policies and procedures, inappropriately circumvents controls, or engages in other misconduct.

In certain instances, we rely on models to measure, monitor and predict risks, such as market, interest rate, liquidity and credit risks, as well as to help inform business decisions; however, there is no assurance that these models will appropriately or sufficiently capture all relevant risks or accurately predict future events or exposures. Furthermore, certain of our models are subject to regulatory review and approval, and any failure to meet regulatory standards or expectations could result in fines, penalties, restrictions on certain business activities, or other adverse consequences, and any required modifications or changes to these models can impact our capital ratios and requirements and result in increased operational and compliance costs.

In addition, we rely on data to aggregate and assess our various risk exposures and business activities, and any issues with the quality, timeliness, or effectiveness of our data, including our aggregation, management, and validation procedures, could result in ineffective risk management practices, business decisions or customer service, inefficient use of resources, ineffective compliance and monitoring activities, weaknesses in the development or maintenance of models or other analytical tools, or inaccurate regulatory or other risk reporting.

We also use AI to help improve efficiency and further inform or automate certain business decisions, operations, and risk management practices, as well as to enhance our models and data management activities, and to improve our customer service. However, there is no assurance that AI will appropriately or sufficiently replicate certain outcomes or human assessment or accurately predict future events or exposures. For example, the algorithms or datasets underlying our AI may be inaccurate or include other weaknesses that could result in incorrect, deficient or biased data outputs or other unintended consequences. In addition, the complexity and limited transparency of certain AI models can make it challenging to understand why they are generating particular outputs. Accordingly, even though we may have controls, our use of AI could result in ineffective business decisions, operations, risk management practices, or customer service, legal or regulatory proceedings, reputational harm, or other adverse effects on our business or financial results.

If our risk management framework proves ineffective or if there are risks that we have not appropriately anticipated, identified or managed, we could suffer unexpected losses which could materially adversely affect our results of operations or financial condition.

We may be exposed to additional legal or regulatory proceedings, costs, and other adverse consequences related to instances where customers may have experienced financial harm. We have identified and may in the future identify areas or instances where customers may have experienced financial harm. For example, we identified certain issues related to past practices

involving certain automobile collateral protection insurance policies and certain issues related to the unused portion of guaranteed automobile protection waiver or insurance agreements. We also previously entered into settlements to resolve inquiries or investigations by various government entities and lawsuits by non-governmental parties arising out of certain retail sales practices of the Company. Negative publicity or public opinion resulting from instances where customers may have experienced financial harm may continue to increase the risk of reputational harm to our business. Similarly, the identification of areas or instances where customers may have experienced financial harm could lead to, and in some cases has already resulted in, significant remediation costs, loss of revenue or customers, legal or regulatory proceedings, compliance and other costs, or other adverse consequences.

For additional information, see Note 20 (Revenue and Expenses) to Financial Statements in this Report.

We may incur fines, penalties, business restrictions, and other adverse consequences from regulatory violations or from any failure to meet regulatory standards or expectations. We maintain systems and procedures designed to ensure that we comply with applicable laws and regulations. However, we are subject to heightened compliance and regulatory oversight and expectations, particularly due to the evolving and increasingly complex regulatory landscape we operate in. We are also subject to a consent order and other regulatory actions that subject us to various conditions and restrictions. In addition, a single event or issue may give rise to numerous and overlapping investigations and proceedings, either by multiple federal and state agencies in the U.S. or by multiple regulators and other governmental entities in different jurisdictions. Also, the laws and regulations in jurisdictions in which we operate may be different or even conflict with each other, such as differences between U.S. federal and state law or differences between U.S. and non-U.S. laws as to the products and services we may offer or other business activities we may engage in, which can lead to compliance difficulties or issues. Additionally, regulatory or compliance issues at other financial institutions could result in regulatory scrutiny for us. We could also be subject to regulatory actions, including fines, penalties, business restrictions, or other adverse consequences, if we fail to obtain applicable licensing or registration in any jurisdiction in which we offer our products and services. Furthermore, many legal and regulatory regimes require us to report transactions and other information to regulators and other governmental authorities, self-regulatory organizations, exchanges, clearing houses and customers. We may be subject to fines, penalties, business restrictions, or other adverse consequences if we do not timely, completely, or accurately provide regulatory reports, customer notices, or disclosures.

Moreover, some legal/regulatory frameworks provide for the imposition of fines, penalties, business restrictions, or other adverse consequences for noncompliance even though the noncompliance was inadvertent or unintentional and even though there were systems and procedures in place at the time designed to ensure compliance. For example, we are subject to regulations issued by the Office of Foreign Assets Control (OFAC) that prohibit financial institutions from participating in the transfer of property belonging to the governments of certain non-U.S. countries and designated nationals of those countries. OFAC may impose fines, penalties, or restrictions on certain business activities for inadvertent or unintentional violations even if reasonable processes are in place to prevent the violations. Any violation of these or other applicable laws or regulatory requirements, even if inadvertent or unintentional, or any failure to meet regulatory standards or expectations, including any failure to satisfy the conditions of any consent orders or other regulatory actions, could result in significant fines, penalties, restrictions on certain business activities, negative impacts to our capital and liquidity, requirements to undergo significant changes to our business, operations, products and services, and risk management practices, reputational harm, loss of customers, or other adverse consequences. Furthermore, these consequences may escalate to the extent issues are not timely resolved or are repeated.

Reputational harm, including as a result of our actual or alleged conduct or public opinion of the financial services industry generally, could adversely affect our business, results of operations, and financial condition. The risk of reputational harm is inherent in our business and can be substantial because of our size and profile in the financial services industry and due to instances where customers may have experienced financial harm. Negative public opinion about the financial services industry generally or Wells Fargo specifically could adversely affect our reputation and our ability to keep and attract customers. Negative public opinion could result from our actual or alleged conduct in any number of activities, including sales practices; mortgage, auto or other consumer lending practices; loan origination or servicing activities; mortgage foreclosure actions; management of client accounts or investments; lending, investing or other business relationships; identification and management of potential conflicts of interest from transactions, obligations and interests with and among our customers; sustainability or governance practices; regulatory compliance; risk management; incentive compensation practices; human capital management; and disclosure, sharing or inadequate protection or improper use of customer information, and from actions taken by government regulators and community or other organizations in response to that conduct. Although we have policies and procedures in place intended to detect and prevent conduct by employees and third-party service providers that could potentially harm customers or our reputation, there is no assurance that such policies and procedures will be fully effective in preventing such conduct. Furthermore, our actual or perceived failure to address or prevent any such conduct or otherwise to effectively manage our business or operations could result in significant reputational harm. In addition, because we conduct most of our businesses under the "Wells Fargo" brand, negative public opinion about one business also could affect our other businesses. Moreover, actions by the financial services industry generally or by certain members or individuals in the industry also can adversely affect our reputation. The proliferation of social media websites utilized by Wells Fargo and other third parties, as well as the personal use of social media by our employees and others, including personal blogs and social network profiles, also may increase the risk that, or broaden the extent to which, negative, inappropriate, untrue, or unauthorized information may be posted or released publicly that could harm our reputation or have other negative consequences.

Wells Fargo and other financial institutions have been targeted from time to time by protests and demonstrations, which have included disrupting the operation of our retail banking locations, and have been subject to negative public commentary, including with respect to certain business practices and the fees charged for various products and services.
Wells Fargo and other financial institutions have also been subject to negative publicity and legal or regulatory proceedings with respect to providing, maintaining, or discontinuing products or services to or making investments in industries or

organizations subject to stakeholder concerns. In addition, Wells Fargo and other financial institutions have faced criticism stemming from diverging views among stakeholders, including whether companies should focus more or less on a variety of activities or strategies such as those related to sustainability and governance practices. There can be no assurance that continued protests or negative public opinion or criticism of the Company specifically or large financial institutions generally will not harm our reputation and adversely affect our business, results of operations, and financial condition.

If we are unable to develop and execute effective business plans or strategies or manage change effectively, our competitive standing and results of operations could suffer. In order to advance our business goals, we may undertake business plans or strategies related to, among other things, our organizational structure, our compliance and risk management framework, our expenses and efficiency, the types of products and services we offer, the types of businesses we engage in, the geographies in which we operate, the manner in which we serve our clients and customers, the third parties with which we do business, and the methods and distribution channels by which we offer our products and services. Accomplishing these business plans or strategies may be complex, time intensive, require significant financial, technological, management and other resources, may divert management attention and resources away from other areas of the Company, and may impact our expenses and ability to generate revenue. There is no guarantee that any business plans or strategies, including our current efficiency or growth initiatives, will ultimately be successful. To the extent we are unable to develop or execute effective business plans or strategies or manage change effectively, our competitive position, reputation, prospects for growth, and results of operations may be adversely affected.

In addition, from time to time, we may decide to divest certain businesses or assets. Difficulties in executing a divestiture may cause us not to realize any expected cost savings or other benefits from the divestiture, or may result in higher than expected losses of employees or harm our ability to retain customers. The divestiture or winding down of certain businesses or assets may also result in the impairment of goodwill or other long-lived assets related to those businesses or assets, which could adversely affect our financial results.

Similarly, we may explore opportunities to expand our products, services, and assets through strategic acquisitions of companies or businesses. We generally must receive federal regulatory approvals before we can acquire a bank, bank holding company, or certain other financial services businesses. We cannot be certain when or if, or on what terms and conditions, any required regulatory approvals will be granted. We might be required to sell banks, branches and/or business units or assets or issue additional equity as a condition to receiving regulatory approval for an acquisition. When we do announce an acquisition, our stock price may fall depending on the size of the acquisition, the type of business to be acquired, the purchase price, and the potential dilution to existing stockholders or our earnings per share if we issue common stock in connection with the acquisition. Furthermore, difficulty in integrating an acquired company or business may cause us not to realize expected revenue increases, cost savings, increases in geographic or product presence, and other projected benefits from the acquisition. The integration could result in higher than expected deposit attrition, loss of key employees, an increase in our compliance costs or risk profile, disruption of our business or the acquired business, or otherwise harm our ability to retain customers and employees or achieve the anticipated benefits of the acquisition. Time and resources spent on integration may also impair our ability to grow our existing businesses. Many of the foregoing risks may be increased if the acquired company or business operates internationally or in a geographic location where we do not already have significant business operations and/or employees.

Our operations and business could be adversely affected by the impacts of climate change and sustainability-related matters. The physical effects of climate change, including extreme weather events and natural disasters, could damage or interfere with our operations or those of our third-party service providers, which could disrupt our business, increase our costs, or cause losses. Climate-related impacts could also negatively affect the financial condition of our customers, increase the credit risk associated with those customers, or result in the deterioration of the value of the collateral we hold. In addition, changes in consumer behavior or other market conditions on account of climate considerations may increase our credit risk associated with impacted customers and reduce the demand by these customers for our products and services. Legislation and/or regulation in connection with climate and sustainability matters, as well as stakeholder perceptions and expectations related to climate and sustainability, could require us to change certain of our business and/or risk management practices, impose additional costs on us, reduce our revenue or business opportunities, subject us to legal or regulatory proceedings, or otherwise adversely affect our operations and business. Furthermore, the approaches taken by various governments and government agencies can vary significantly, evolve over time, and sometimes conflict. Additionally, climate and sustainability-related information may be subject to measurement uncertainties or may be available only from third parties, which can make it difficult to validate, impact the effectiveness of our related strategies and decisions, or result in legal actions or other adverse consequences. Moreover, we may lose business opportunities as a result of our approach to sustainability, including if we are unable or perceived to be unable to achieve our objectives or realize any anticipated benefits, or if our approach is disliked or perceived to be ineffective or insufficient. Similarly, any perceived overstatement or mislabeling of the sustainability-related benefits of our products, services or activities may subject us to legal actions or other adverse consequences.

We are exposed to potential financial loss or other adverse consequences from legal actions. Wells Fargo and some of its subsidiaries are involved in judicial, regulatory, governmental, arbitration, and other proceedings or investigations concerning matters arising from the conduct of our business activities, and many of those proceedings and investigations expose Wells Fargo to potential financial loss or other adverse consequences. There can be no assurance as to the ultimate outcome of any of these legal actions. We establish accruals for legal actions when potential losses associated with the actions become probable and the costs can be reasonably estimated. We may still incur costs for a legal action even if we have not established an accrual. In addition, the actual cost of resolving a legal action may be substantially higher than any amounts accrued for that action. The ultimate resolution of a pending legal action, depending on the remedy sought and granted, could materially adversely affect our results of operations and financial condition.

As noted above, we are subject to heightened regulatory oversight and scrutiny, which may lead to regulatory investigations, proceedings or enforcement actions. In addition to imposing potentially significant fines, penalties, business restrictions, and other adverse consequences, regulatory authorities may require criminal pleas or other admissions of wrongdoing and compliance with other conditions in connection with settling such matters, which can lead to reputational harm, loss of customers, restrictions on the ability to access capital markets, limitations on capital distributions, the inability to engage in certain business activities or offer certain products or services, and/or other direct and indirect adverse effects.

For additional information, see Note 12 (Legal Actions) to Financial Statements in this Report.

MORTGAGE BUSINESS RISKS

Our mortgage banking revenue can be volatile, and we may incur significant costs, liabilities or other adverse consequences if we fail to satisfy our obligations with respect to the residential mortgage loans or other assets we originate or service. When interest rates rise, the demand for mortgage loans usually tends to fall, reducing the revenue we receive from loan originations. Under the same conditions, revenue from our MSRs usually tends to increase due to a decline in the likelihood of prepayments, which increases the fair value of our MSRs. When rates fall, mortgage originations usually tend to increase and the value of our MSRs usually tends to decline. In addition, we engage with the GSEs to purchase mortgage loans that meet their conforming loan requirements and with government insuring agencies, such as the Federal Housing Administration (FHA) and the Department of Veterans Affairs (VA), to insure or guarantee loans that meet their policy requirements. If the GSEs or government insuring agencies were to limit, reduce or change the criteria for their purchasing, insuring or guaranteeing of loans, our credit risk for these loans could increase and our ability to fund, and thus originate, new mortgage loans, could be reduced. Similarly, to meet customer needs, we also originate loans that do not conform to either the GSEs' or government insuring agencies' standards, which are generally retained on our balance sheet and therefore also do not generate sale proceeds.

For residential mortgage loans that we originate, we could become subject to monetary damages and other civil penalties, including the loss of certain contractual payments or the inability to exercise certain remedies under the loans such as foreclosure proceedings, if it is alleged or determined that the loans were not originated in accordance with applicable laws or regulations.

Additionally, for residential mortgage loans that we originate and sell, we may be required to repurchase the loans or provide indemnification or reimbursement for credit losses incurred on loans in the event of a breach of contractual representations or warranties in the agreements under which we sell the loans or in the insurance or guaranty agreements that we enter into with the FHA and VA. If economic conditions or the housing market worsen, we could have increased repurchase obligations and increased loss severity on repurchases. We may also have repurchase or other obligations to the extent we originate and securitize other assets, such as credit card loans. Furthermore, we may incur costs, liabilities to borrowers and/or securitization investors, legal actions, or other adverse consequences if we fail to meet our servicing obligations for the mortgage loans we service, including our obligations with respect to mortgage foreclosure actions or if we experience delays in the foreclosure process. Our mortgage banking revenue may be negatively affected to the extent our servicing costs increase because of higher foreclosure or other servicing-related costs. In addition, we may continue to be subject to fines, penalties, business restrictions, reputational harm, and other adverse consequences as a result of actual or perceived deficiencies in our mortgage servicing practices, including with respect to our foreclosure practices, our loss mitigation activities such as loan modifications or forbearances, or our servicing of flood zone properties. Moreover, we may be terminated as servicer, required to provide indemnification, and/or contractually obligated to repurchase a mortgage loan or reimburse investors for credit losses if we fail to satisfy our servicing obligations. We may also face risks, including regulatory, compliance, and market risks, as we pursue our previously announced plans to reduce the amount of residential mortgage loans we service.

For additional information, see the "Risk Management – Credit Risk Management – Mortgage Banking Activities," "Risk Management – Asset/Liability Management – Mortgage Banking Interest Rate and Market Risk," and "Critical Accounting Policies – Fair Value Measurements" sections and Note 12 (Legal Actions), Note 15 (Securitizations and Variable Interest Entities), and Note 16 (Guarantees and Other Commitments) to Financial Statements in this Report.

COMPETITIVE RISKS

We face significant and increasing competition in the rapidly evolving financial services industry. We compete in a highly competitive industry that is undergoing significant changes as a result of financial regulatory reform, technological advances, increased public scrutiny, and economic conditions. Our success depends on, among other things, our ability to develop and maintain deep and enduring relationships with our customers based on the quality of our customer service, the wide variety of products and services that we can offer our customers and the ability of those products and services to satisfy our customers' needs and preferences, the pricing of our products and services, the extensive distribution channels available for our customers, our innovation, and our reputation. Continued or increased competition in any one or all of these areas may negatively affect our customer relationships, market share and results of operations and/or cause us to increase our capital investment in our businesses in order to remain competitive. In addition, our ability to reposition or reprice our products and services from time to time may be limited and could be influenced significantly by the economic, regulatory and political environment as well as by the actions of our competitors. Furthermore, any changes in the types of products and services that we offer our customers and/or the pricing for those products and services could result in a loss of customer relationships and market share and could materially adversely affect our results of operations. For example, if we are unable to successfully process payments or wire transfers as a result of technological, operational, or other reasons, this could potentially result in payment settlement delays or customer dissatisfaction, which may lead to remediation and other costs, a loss of customers, or other adverse consequences.

Continued technological advances and the expansion of a digital economy have enabled non-depository institutions to offer products and services traditionally offered by banks and have enabled financial institutions, technology companies, and others to deliver electronic and internet-based financial solutions, including electronic securities trading, lending, savings, and payment solutions. Additionally, digital assets and alternative payment methods, such as cryptocurrencies, stablecoins, and tokens, as well as distributed ledger-based

payment, clearing, and settlement processes have the potential to reduce reliance on traditional depository institutions and other financial intermediaries, could lead to a reduction in deposits at banks, and could lead to changes in how financial services are accessed, offered, and delivered. These advances, together with an evolving regulatory environment, could shape the pace and scale at which these innovations are adopted and, in turn, impact our competitive landscape. In addition, we may face more difficulty responding to competitive threats if our competitors, including non-depository institutions, are subject to fewer regulatory requirements than us. Furthermore, technological advances, such as AI, and other innovations may be leveraged by competitors to develop and improve their products and services, efficiencies, operations, and customer service. We may not respond effectively to these and other competitive threats from existing and new competitors and may be forced to offer products and services at lower prices, increase our investment in our business to modify or adapt our existing products and services, and/or develop new products and services to respond to our customers' needs and preferences. To the extent we are not successful in developing and introducing new products and services or responding or adapting to the competitive landscape or to changes in customer preferences, we may lose customer relationships and our growth prospects and results of operations may be materially adversely affected.

Our ability to attract and retain qualified employees is critical to the success of our business and failure to do so could adversely affect our business performance, competitive position and future prospects. The success of Wells Fargo is heavily dependent on the talents and efforts of our employees, including our senior leaders, and in many areas of our business, including commercial banking, brokerage, investment advisory, capital markets, risk management, and technology, the competition for highly qualified personnel is intense. We also seek to retain a pipeline of employees to provide continuity of succession for our senior leadership positions. In order to attract and retain highly qualified employees, we must provide competitive compensation, benefits and work arrangements, and effectively manage employee performance and development. Furthermore, to the extent our regulators impose restrictions on our compensation practices, our ability to attract and retain these qualified employees may be adversely affected, especially if our competitors are not subject to the same restrictions. Moreover, advances in technology, including automation and AI, could continue to require additional training of employees and lead to increased competition for candidates with advanced technological skills. Similarly, union organizing activity, some of which has been successful, could continue to increase our operational complexity and costs. In addition, our response to this activity could be perceived negatively and harm our reputation and business, subject us to legal actions, or adversely affect our ability to attract and retain qualified employees. If we are unable to continue to attract and retain qualified employees, including successors for senior leadership positions, our business performance, competitive position and future prospects may be adversely affected.

FINANCIAL REPORTING RISKS

Changes in accounting standards, and changes in how accounting standards are interpreted or applied, could materially affect our financial results and condition. From time to time the FASB and the SEC update the financial accounting and reporting standards that govern the preparation of our external financial statements. In addition, those who set and interpret accounting standards (such as the FASB, SEC, and banking regulators) may update their previous interpretations or positions on how these standards should be applied. Changes in financial accounting and reporting standards and changes in current interpretations are typically beyond our control, can be hard to predict, and could materially affect our financial results and condition, including requiring a retrospective restatement of prior period financial statements. Similarly, any change in our accounting policies could also materially affect our financial statements. For additional information, see the "Current Accounting Developments" section in this Report.

Our financial statements require certain assumptions, judgments, and estimates and rely on the effectiveness of our internal control over financial reporting. Pursuant to U.S. GAAP, we are required to use certain assumptions, judgments, and estimates in preparing our financial statements, including, among other items, in determining the allowance for credit losses, fair value measurements, and goodwill impairment. Several of our accounting policies are critical because they require management to make difficult, subjective, and complex judgments about matters that are inherently uncertain and because it is likely that materially different amounts would be reported under different conditions or using different assumptions. If the assumptions, judgments, or estimates underlying our financial results are incorrect or different from actual results, we could experience unexpected losses or other adverse impacts, some of which could be significant. For a description of our critical accounting policies, see the "Critical Accounting Policies" section in this Report.

The Sarbanes-Oxley Act of 2002 (Sarbanes-Oxley) requires our management to evaluate the Company's disclosure controls and procedures and its internal control over financial reporting and requires our auditors to issue a report on our internal control over financial reporting. We are required to disclose, in our annual report on Form 10-K, the existence of any "material weaknesses" in our internal controls. We cannot assure that we will not identify one or more material weaknesses as of the end of any given quarter or year, nor can we predict the effect on our reputation or stock price of disclosure of a material weakness. We could also be required to devote significant resources to remediate any material weakness. In addition, our customers may rely on the effectiveness of certain of our operational and internal controls as a service provider, and any deficiency in those controls could affect our customers and damage our reputation or business. Sarbanes-Oxley also limits the types of non-audit services our outside auditors may provide to us in order to preserve their independence from us. If our auditors were found not to be independent of us, we could be required to engage new auditors and re-file financial statements and audit reports with the SEC. We could be out of compliance with SEC rules until new financial statements and audit reports were filed, limiting our ability to raise capital and resulting in other adverse consequences.

* * *

Any factor described in this Report or in any of our other SEC filings could by itself, or together with other factors, adversely affect our financial results and condition. Refer to our quarterly reports on Form 10-Q filed with the SEC in 2026 for material changes to the above discussion of risk factors. There are factors not discussed above or elsewhere in this Report that could adversely affect our financial results and condition.

Controls and Procedures

Disclosure Controls and Procedures

The Company's management evaluated the effectiveness, as of December 31, 2025, of the Company's disclosure controls and procedures. The Company's Chief Executive Officer (CEO) and Chief Financial Officer (CFO) participated in the evaluation. Based on this evaluation, the Company's CEO and CFO concluded that the Company's disclosure controls and procedures were effective as of December 31, 2025.

Internal Control Over Financial Reporting

Internal control over financial reporting is defined in Rule 13a-15(f) promulgated under the Securities Exchange Act of 1934 as a process designed by, or under the supervision of, the Company's principal executive and principal financial officers and effected by the Company's Board, management and other personnel, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with U.S. generally accepted accounting principles (GAAP) and includes those policies and procedures that:

- pertain to the maintenance of records that in reasonable detail accurately and fairly reflect the transactions and dispositions of assets of the Company;
- provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with GAAP, and that receipts and expenditures of the Company are being made only in accordance with authorizations of management and directors of the Company; and
- provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the Company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate. No change occurred during fourth quarter 2025 that has materially affected, or is reasonably likely to materially affect, the Company's internal control over financial reporting. Management's report on internal control over financial reporting is set forth below and should be read with these limitations in mind.

Management's Report on Internal Control Over Financial Reporting

The Company's management is responsible for establishing and maintaining adequate internal control over financial reporting for the Company. Management assessed the effectiveness of the Company's internal control over financial reporting as of December 31, 2025, using the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in *Internal Control – Integrated Framework (2013)*. Based on this assessment, management concluded that as of December 31, 2025, the Company's internal control over financial reporting was effective.

KPMG LLP, the independent registered public accounting firm that audited the Company's financial statements included in this Annual Report, issued an audit report on the Company's internal control over financial reporting. KPMG's audit report appears on the following page.

Report of Independent Registered Public Accounting Firm

To the Stockholders and Board of Directors
Wells Fargo & Company:

Opinion on Internal Control Over Financial Reporting

We have audited Wells Fargo & Company and subsidiaries' (the Company) internal control over financial reporting as of December 31, 2025, based on criteria established in *Internal Control – Integrated Framework (2013)* issued by the Committee of Sponsoring Organizations of the Treadway Commission. In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2025, based on criteria established in *Internal Control – Integrated Framework (2013)* issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated balance sheet of the Company as of December 31, 2025 and 2024, the related consolidated statement of income, comprehensive income, changes in equity, and cash flows for each of the years in the three-year period ended December 31, 2025, and the related notes (collectively, the consolidated financial statements), and our report dated February 24, 2026 expressed an unqualified opinion on those consolidated financial statements.

Basis for Opinion

The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management's Report on Internal Control Over Financial Reporting. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audit also included performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

Definition and Limitations of Internal Control Over Financial Reporting

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

KPMG LLP

Charlotte, North Carolina
February 24, 2026

Financial Statements

Wells Fargo & Company and Subsidiaries

Consolidated Statement of Income

(in millions, except per share amounts)		Year ended December 31, 2025	2024	2023
Interest income				
Interest-earning deposits with banks (1)	$	**5,757**	9,182	6,973
Federal funds sold and securities borrowed or purchased under resale agreements (1)		**5,046**	4,021	3,374
Trading assets (1)		**6,698**	5,541	4,228
Available-for-sale and held-to-maturity debt securities (1)		**13,975**	13,001	12,320
Loans		**54,737**	57,895	57,155
Other interest income (1)		**1,101**	1,137	1,068
Total interest income		**87,314**	90,777	85,118
Interest expense				
Deposits		**20,449**	24,282	16,503
Federal funds purchased and securities loaned or sold under repurchase agreements (1)		**6,907**	4,766	3,313
Trading liabilities (1)		**1,042**	820	643
Long-term debt		**10,268**	12,463	11,572
Other interest expense (1)		**1,164**	770	712
Total interest expense		**39,830**	43,101	32,743
Net interest income		**47,484**	47,676	52,375
Noninterest income				
Deposit and lending-related fees		**6,613**	6,515	6,140
Investment advisory and other asset-based fees		**10,498**	9,775	8,670
Commissions and brokerage services fees		**2,556**	2,521	2,375
Investment banking fees		**3,027**	2,665	1,649
Card fees		**4,589**	4,342	4,256
Mortgage banking		**1,152**	1,047	829
Net gains from trading and securities (1)		**5,247**	5,516	4,448
Other (1)		**2,533**	2,239	1,855
Total noninterest income		**36,215**	34,620	30,222
Total revenue		**83,699**	82,296	82,597
Provision for credit losses		**3,658**	4,334	5,399
Noninterest expense				
Personnel		**36,281**	35,729	35,829
Technology, telecommunications and equipment		**5,203**	4,583	3,920
Occupancy		**3,151**	3,052	2,884
Professional and outside services		**4,540**	4,607	5,085
Advertising and promotion		**1,094**	869	812
Other (2)		**4,573**	5,758	7,032
Total noninterest expense		**54,842**	54,598	55,562
Income before income tax expense		**25,199**	23,364	21,636
Income tax expense		**3,841**	3,399	2,607
Net income before noncontrolling interests		**21,358**	19,965	19,029
Less: Net income (loss) from noncontrolling interests		**20**	243	(113)
Wells Fargo net income	$	**21,338**	19,722	19,142
Less: Preferred stock dividends and other		**1,053**	1,116	1,160
Wells Fargo net income applicable to common stock	$	**20,285**	18,606	17,982
Per share information				
Earnings per common share	$	**6.34**	5.43	4.88
Diluted earnings per common share		**6.26**	5.37	4.83
Average common shares outstanding		**3,201.8**	3,426.1	3,688.3
Diluted average common shares outstanding		**3,242.3**	3,467.6	3,720.4

(1) In fourth quarter 2025, we changed the presentation of certain items on our consolidated balance sheet, including trading assets and liabilities and short-term borrowings, with corresponding changes to our consolidated statement of income. In connection with these changes, we reclassified the gains (losses) related to our physical commodities inventory, including the related hedging impacts, from other noninterest income to net gains from trading activities. Prior period balances have been revised to conform with the current period presentation. For additional information, see Note 1 (Summary of Significant Accounting Policies).

(2) In fourth quarter 2025, we reclassified operating losses into other noninterest expense. Prior period balances have been revised to conform with the current period presentation.

The accompanying notes are an integral part of these statements.

Wells Fargo & Company and Subsidiaries

Consolidated Statement of Comprehensive Income

		Year ended December 31,	
(in millions)	**2025**	2024	2023
Net income before noncontrolling interests	**$ 21,358**	19,965	19,029
Other comprehensive income (loss), net of tax:			
Net change in debt securities	**4,468**	(292)	1,271
Net change in derivatives and hedging activities	**937**	(268)	411
Other	**98**	(36)	102
Other comprehensive income (loss), net of tax	**5,503**	(596)	1,784
Total comprehensive income before noncontrolling interests	**26,861**	19,369	20,813
Less: Other comprehensive income from noncontrolling interests	**—**	—	2
Less: Net income (loss) from noncontrolling interests	**20**	243	(113)
Wells Fargo comprehensive income	**$ 26,841**	19,126	20,924

The accompanying notes are an integral part of these statements.

Wells Fargo & Company and Subsidiaries

Consolidated Balance Sheet

(in millions, except shares)	Dec 31, 2025	Dec 31, 2024
Assets		
Cash and due from banks	$ **39,182**	37,080
Interest-earning deposits with banks	**135,028**	166,281
Federal funds sold and securities borrowed or purchased under resale agreements	**193,929**	105,330
Trading assets (includes assets pledged as collateral of **$145,519** and $95,916) (1)	**227,935**	168,595
Available-for-sale debt securities (amortized cost of **$215,775** and $170,607, and includes assets pledged as collateral of **$563** and $3,078)	**213,573**	162,978
Held-to-maturity debt securities (fair value **$175,797** and $193,779)	**208,023**	234,948
Loans (includes assets pledged as collateral of **$1,161** and $461)	**986,167**	912,745
Allowance for loan losses	**(13,797)**	(14,183)
Net loans	**972,370**	898,562
Premises and equipment, net	**11,395**	10,297
Goodwill	**24,967**	25,167
Equity securities (including **$2,008** and $3,052 carried at fair value) (1)	**40,932**	41,374
Other assets (includes **$6,996** and $8,404 carried at fair value) (1)	**81,297**	79,233
Total assets (2)	$ **2,148,631**	1,929,845
Liabilities		
Noninterest-bearing deposits	$ **365,368**	383,616
Interest-bearing deposits (includes **$0** and $318 carried at fair value)	**1,060,839**	988,188
Total deposits	**1,426,207**	1,371,804
Federal funds purchased and securities loaned or sold under repurchase agreements (1)	**232,687**	95,235
Short-term borrowings (1)	**18,323**	2,704
Trading liabilities (1)	**45,468**	44,813
Accrued expenses and other liabilities (includes **$357** and $318 carried at fair value) (1)	**68,196**	61,145
Long-term debt (includes **$7,082** and $3,495 carried at fair value)	**174,712**	173,078
Total liabilities (3)	**1,965,593**	1,748,779
Equity		
Wells Fargo stockholders' equity:		
Preferred stock – aggregate liquidation preference of **$17,376** and $19,376	**16,608**	18,608
Common stock – $1-2/3 par value, authorized 9,000,000,000 shares; issued 5,481,811,474 shares	**9,136**	9,136
Additional paid-in capital	**61,288**	60,817
Retained earnings	**228,873**	214,198
Accumulated other comprehensive loss	**(6,673)**	(12,176)
Treasury stock, at cost – **2,389,192,624** shares and 2,192,867,645 shares	**(128,115)**	(111,463)
Total Wells Fargo stockholders' equity	**181,117**	179,120
Noncontrolling interests	**1,921**	1,946
Total equity	**183,038**	181,066
Total liabilities and equity	$ **2,148,631**	1,929,845

(1) In fourth quarter 2025, we changed the presentation of certain items on our consolidated balance sheet, including trading assets and liabilities and short-term borrowings. Prior period balances have been revised to conform with the current period presentation. For additional information, see Note 1 (Summary of Significant Accounting Policies).

(2) Our consolidated assets at December 31, 2025 and 2024, include the following assets of certain variable interest entities (VIEs) that can only be used to settle the liabilities of those VIEs: Trading assets, $2.3 billion and $472 million; Loans, $11.3 billion and $11.2 billion; All other assets, $224 million and $199 million; and Total assets, $13.8 billion and $11.9 billion, respectively.

(3) Our consolidated liabilities at December 31, 2025 and 2024, include the following VIE liabilities for which the VIE creditors do not have recourse to Wells Fargo: Long-term debt, $3.8 billion and $2.2 billion; Accrued expenses and other liabilities, $206 million and $124 million; and Total liabilities $4.0 billion and $2.4 billion, respectively.

The accompanying notes are an integral part of these statements.

Consolidated Statement of Changes in Equity

		Year ended December 31,	
(in millions)	**2025**	2024	2023
Preferred stock			
Balance, beginning of period	$ **18,608**	19,448	19,448
Preferred stock issued	**—**	2,000	1,725
Preferred stock redeemed	**(2,000)**	(2,840)	(1,725)
Balance, end of period	$ **16,608**	18,608	19,448
Common stock			
Balance, beginning of period and end of period	$ **9,136**	9,136	9,136
Additional paid-in capital			
Balance, beginning of period	$ **60,817**	60,555	60,319
Stock-based compensation	**1,476**	1,281	1,122
Stock issued for employee plans, net	**(1,270)**	(1,162)	(986)
Other	**265**	143	100
Balance, end of period	$ **61,288**	60,817	60,555
Retained earnings			
Balance, beginning of period	$ **214,198**	201,136	187,968
Cumulative effect from change in accounting policy (1)	**—**	(158)	323
Balance, beginning of period, adjusted	**214,198**	200,978	188,291
Net income	**21,338**	19,722	19,142
Common stock dividends	**(5,543)**	(5,243)	(4,879)
Preferred stock dividends	**(1,050)**	(1,099)	(1,141)
Other	**(70)**	(160)	(277)
Balance, end of period	$ **228,873**	214,198	201,136
Accumulated other comprehensive income (loss)			
Balance, beginning of period	$ **(12,176)**	(11,580)	(13,362)
Other comprehensive income (loss), after tax	**5,503**	(596)	1,782
Balance, end of period	$ **(6,673)**	(12,176)	(11,580)
Treasury stock			
Balance, beginning of period	$ **(111,463)**	(92,960)	(82,853)
Common stock issued	**1,003**	1,110	1,892
Common stock repurchased	**(17,671)**	(19,630)	(11,954)
Other	**16**	17	(45)
Balance, end of period	$ **(128,115)**	(111,463)	(92,960)
Unearned ESOP shares			
Balance, beginning of period	$ **—**	—	(429)
Common stock released by ESOP	**—**	—	429
Balance, end of period	$ **—**	—	—
Noncontrolling interests			
Balance, beginning of period	$ **1,946**	1,708	1,986
Net income (loss)	**20**	243	(113)
Other comprehensive income	**—**	—	2
Other	**(45)**	(5)	(167)
Balance, end of period	$ **1,921**	1,946	1,708
Total equity	$ **183,038**	181,066	187,443

(1) Effective January 1, 2024, we adopted ASU 2023-02 – Investments – Equity Method and Joint Ventures (Topic 323): *Accounting for Investments in Tax Credit Structures Using the Proportional Amortization Method.* Effective January 1, 2023, we adopted ASU 2022-02 – Financial Instruments – Credit Losses (Topic 326): *Troubled Debt Restructurings and Vintage Disclosures.*

Wells Fargo & Company and Subsidiaries

Consolidated Statement of Cash Flows

		Year ended December 31,	
(in millions)	**2025**	2024	2023
Cash flows from operating activities:			
Net income before noncontrolling interests	$ **21,358**	19,965	19,029
Adjustments to reconcile net income to net cash provided (used) by operating activities:			
Provision for credit losses	**3,658**	4,334	5,399
Changes in fair value of MSRs and LHFS carried at fair value	**387**	265	851
Depreciation, amortization and accretion	**7,713**	7,558	6,271
Deferred income tax benefit	**(1,870)**	(911)	(50)
Other, net	**6,229**	(1,737)	7,149
Originations and purchases of loans held for sale (1)	**(48,197)**	(35,262)	(29,973)
Proceeds from sales of and paydowns on loans originally classified as held for sale (1)	**43,682**	30,852	26,707
Net change in:			
Trading assets and liabilities (1)	**(52,956)**	(25,294)	11,766
Other assets (1)	**(4,106)**	5,669	(6,277)
Other accrued expenses and liabilities (1)	**5,101**	(2,404)	(514)
Net cash provided (used) by operating activities	**(19,001)**	3,035	40,358
Cash flows from investing activities:			
Net change in:			
Federal funds sold and securities borrowed or purchased under resale agreements	**(88,599)**	(27,022)	(12,729)
Available-for-sale debt securities:			
Proceeds from sales	**7,176**	27,901	14,651
Paydowns and maturities	**20,837**	34,331	14,872
Purchases	**(72,125)**	(95,464)	(26,051)
Held-to-maturity debt securities:			
Paydowns and maturities	**27,078**	27,896	18,372
Purchases	**—**	—	(4,225)
Equity securities:			
Proceeds from sales and capital returns	**4,551**	3,812	2,244
Purchases	**(9,381)**	(8,363)	(5,811)
Loans:			
Loans originated, net of principal collected	**(80,727)**	18,663	11,691
Proceeds from sales of loans originally classified as held for investment	**3,667**	3,631	4,275
Purchases of loans	**(1,655)**	(843)	(1,637)
Other, net	**1,283**	(193)	391
Net cash provided (used) by investing activities	**(187,895)**	(15,651)	16,043
Cash flows from financing activities:			
Net change in:			
Deposits	**54,507**	13,631	(25,812)
Federal funds purchased and securities loaned or sold under repurchase agreements (1)	**137,452**	17,559	47,053
Short-term borrowings (1)	**15,619**	1,151	(8,639)
Long-term debt:			
Proceeds from issuance	**31,340**	29,014	49,071
Repayment	**(34,470)**	(55,582)	(22,886)
Preferred stock:			
Proceeds from issuance	**—**	1,997	1,722
Redeemed	**(2,000)**	(2,840)	(1,725)
Cash dividends paid	**(1,050)**	(1,099)	(1,141)
Common stock:			
Repurchased	**(17,516)**	(19,448)	(11,851)
Cash dividends paid	**(5,434)**	(5,133)	(4,789)
Other, net	**(861)**	(784)	(509)
Net cash provided (used) by financing activities	**177,587**	(21,534)	20,494
Net change in cash, cash equivalents, and restricted cash	**(29,309)**	(34,150)	76,895
Cash, cash equivalents, and restricted cash at beginning of period (2)	**201,902**	236,052	159,157
Cash, cash equivalents, and restricted cash at end of period (2)	$ **172,593**	201,902	236,052
Supplemental cash flow disclosures:			
Cash paid for interest	$ **39,806**	43,619	30,431
Significant non-cash activities:			
Transfers from available-for-sale debt securities to held-to-maturity debt securities	**—**	—	3,687
Transfers from held-to-maturity debt securities to available-for-sale debt securities	**—**	—	23,919
Reclassification of long-term debt to accrued expenses and other liabilities	**—**	4,927	—

(1) In fourth quarter 2025, we changed the presentation of certain items on our consolidated balance sheet, including trading assets and liabilities and short-term borrowings, with corresponding changes to our consolidated statement of cash flows. Prior period balances have been revised to conform with the current period presentation. For additional information, see Note 1 (Summary of Significant Accounting Policies).
(2) Includes Cash and due from banks and Interest-earning deposits with banks on our consolidated balance sheet and excludes time deposits, which are included in Interest-earning deposits with banks.

The accompanying notes are an integral part of these statements.

Notes to Financial Statements

See the "Glossary of Acronyms" at the end of this Report for terms used throughout the Financial Statements and related Notes.

Note 1: Summary of Significant Accounting Policies

Wells Fargo & Company is a leading financial services company. We provide a diversified set of banking, investment and mortgage products and services, as well as consumer and commercial finance, to individuals, businesses and institutions throughout the U.S., and in countries outside the U.S. When we refer to "Wells Fargo," "the Company," "we," "our" or "us," we mean Wells Fargo & Company and Subsidiaries (consolidated). Wells Fargo & Company (the Parent) is a financial holding company and a bank holding company.

Our accounting and reporting policies conform with U.S. generally accepted accounting principles (GAAP) and practices in the financial services industry. To prepare the financial statements in conformity with GAAP, management must make estimates based on assumptions about future economic and market conditions (for example, unemployment, market liquidity, real estate prices, etc.) that affect the reported amounts of assets and liabilities at the date of the financial statements, income and expenses during the reporting period and the related disclosures. Although our estimates contemplate current conditions and how we expect them to change in the future, it is reasonably possible that actual conditions could be worse than anticipated in those estimates, which could materially affect our results of operations and financial condition. Management has made significant estimates in several areas, including:

- allowance for credit losses (Note 3 (Loans and Related Allowance for Credit Losses) and Note 2 (Available-for-Sale and Held-to-Maturity Debt Securities));
- fair value measurements (Note 6 (Mortgage Banking Activities) and Note 14 (Fair Value Measurements));
- income taxes (Note 22 (Income Taxes));
- liability for legal actions (Note 12 (Legal Actions)); and
- goodwill impairment (Note 5 (Intangible Assets and Other Assets)).

Actual results could differ from those estimates.

Accounting Standards Adopted in 2025

In 2025, we adopted Accounting Standard Update (ASU) 2023-09 – Income Taxes (Topic 740): *Improvements to Income Tax Disclosures* (the "Update"), on a retrospective basis. The Update expands the disclosures for income taxes, primarily through further disaggregation of existing disclosures. On an annual basis, the Update requires a tabular effective income tax rate reconciliation with specified categories and, where applicable, further disaggregate certain categories by nature and/or jurisdiction if the reconciling item is 5% or more of the statutory tax expense. The Update also requires disaggregation of the amount of income taxes paid (net of refunds) by federal, state, and non-U.S. taxes and further disaggregation by individual jurisdictions where income taxes paid (net of refunds) is 5% or more of total income taxes paid (net of refunds). See Note 22 (Income Taxes) for additional information.

Accounting Presentation Changes

In fourth quarter 2025, we elected to change the presentation of certain items on our consolidated balance sheet, including trading assets and liabilities and short-term borrowings, to provide increased prominence for these assets and liabilities and to promote consistency with industry peers. We made the following changes to all periods presented:

- reclassified trading debt and equity securities, trading loans, physical commodities inventory, derivatives, and securities sold, not yet purchased to trading assets and liabilities (previously included in trading debt securities, equity securities, loans held for sale, other assets, derivative assets and liabilities, and accrued expenses and other liabilities);
- reclassified non-trading loans held for sale and mortgage servicing rights to other assets;
- separately presented federal funds purchased and securities loaned or sold under repurchase agreements (previously included in short-term borrowings); and
- reclassified certain brokerage payables to accrued expenses and other liabilities (previously included in short-term borrowings).

For additional information, see Note 4 (Equity Securities), Note 5 (Intangible Assets and Other Assets), Note 13 (Derivatives), Note 14 (Fair Value Measurements), and Note 17 (Securities Financing Activities).

In connection with the changes to our consolidated balance sheet, corresponding changes were made on our consolidated statement of income to interest income and interest expense. In addition, we reclassified gains (losses) on physical commodities inventory, including related hedging impacts, to net gains from trading and securities, which were previously included in other noninterest income.

Consolidation

Our consolidated financial statements include the accounts of the Parent and our subsidiaries in which we have a controlling financial interest. When our consolidated subsidiaries follow specialized industry accounting, that accounting is retained in consolidation. Significant intercompany accounts and transactions are eliminated in consolidation.

We are also a variable interest holder in certain entities in which equity investors do not have the characteristics of a controlling financial interest or where the entity does not have enough equity at risk to finance its activities without additional subordinated financial support from other parties (collectively referred to as variable interest entities (VIEs)). Our variable interest arises from contractual, ownership or other monetary interests in the entity, which change with fluctuations in the fair value of the entity's net assets. We consolidate a VIE if we are the primary beneficiary, which is when we have both the power to direct the activities that most significantly impact the VIE and a variable interest that could potentially be significant to the VIE. To determine whether or not a variable interest we hold could potentially be significant to the VIE, we consider both qualitative and quantitative factors regarding the nature, size and form of our involvement with the VIE. We assess whether or not we are the primary beneficiary of a VIE on an ongoing basis.

For investments in common stock (or equivalent) that result in us having significant influence over operating and financing decisions of a company, but where we do not own a majority of the voting equity interests, we account for the investment using the equity method of accounting, which requires us to recognize our proportionate share of the company's earnings. We account for other investments in equity securities under the fair value method, proportional amortization method, cost method or measurement alternative.

Noncontrolling interests represent the portion of net income and equity attributable to third-party owners of consolidated subsidiaries that are not wholly-owned by Wells Fargo. Substantially all of our noncontrolling interests relate to our affiliated venture capital businesses.

Cash, Cash Equivalents, and Restricted Cash

Cash, cash equivalents, and restricted cash are included in cash and due from banks and interest-earning deposits from banks on our consolidated balance sheet. Amounts include cash on hand, cash items in transit, and amounts due from or held with other depository institutions. See Note 25 (Regulatory Capital Requirements and Other Restrictions) for additional information on the restrictions on cash and cash equivalents.

Trading Assets and Trading Liabilities

Trading assets and trading liabilities on our consolidated balance sheet include trading debt and equity securities, trading loans, physical commodities inventory, derivatives, and securities sold, not yet purchased.

Trading assets and trading liabilities arise from trading activities we engage in to accommodate the investment and risk management activities of our customers. Trading assets and trading liabilities also include all derivatives, regardless of their classification as customer accommodation trading derivatives, accounting hedges, or economic hedges. See Note 13 (Derivatives) for additional information on our derivatives and hedging activities.

Customer accommodation trading activities include our actions as an intermediary to buy and sell financial instruments or commodities and market-making activities. We also take positions to manage our exposure to customer accommodation activities. We hold financial instruments for trading in long positions, as well as short positions, to facilitate our trading activities. As an intermediary, we interact with market buyers and sellers to facilitate the purchase and sale of financial instruments or commodities to meet the anticipated or current needs of our customers. For example, we may purchase or sell a derivative to a customer who wants to manage interest rate risk exposure. We typically enter into an offsetting derivative or security position to manage our exposure to the customer transaction. We earn income based on the transaction price difference between the customer transaction and the offsetting position, which is reflected in earnings where the fair value changes and related interest income and expense of the positions are recognized.

Our market-making activities include taking long and short trading positions to facilitate customer order flow. These activities are typically executed on a short-term basis. As a market-maker we earn income due to: (1) the difference between the price paid or received for the purchase and sale of the security (bid-ask spread), (2) the net interest income of the positions, and (3) the changes in fair value of the trading positions held on our consolidated balance sheet. Additionally, we may enter into separate derivative or security positions to manage our exposure related to our long and short trading positions taken in our market-making activities. Income earned on these market-making activities are reflected in earnings where the fair value changes and related interest income and expense of the positions are recognized.

Our trading assets and trading liabilities are recognized on our consolidated balance sheet at fair value with the exception of physical commodities inventory. Changes in fair value of trading assets and trading liabilities are generally recognized in net gains from trading and securities within noninterest income. Interest income, substantially all of which is related to debt and equity securities, and interest expense are recognized in net interest income. See the "Derivatives and Hedging Activities" section within this Note for a description of the income statement presentation for risk management derivatives.

The carrying value of physical commodities inventory approximates fair value. The inventory is recognized at the lower of cost or net realizable value and when designated in a fair value accounting hedge, includes adjustments that result in the asset approximating fair value. Gains and losses on physical commodities inventory due to valuation adjustments, sales, and the effects of hedging are recognized in net gains from trading and securities within noninterest income.

Derivatives and Hedging Activities

DERIVATIVES. We recognize all derivatives at fair value. On the date we enter into a derivative contract, we categorize the derivative as either an accounting hedge, economic hedge, or part of our customer accommodation trading portfolio. All derivatives are included in trading assets and trading liabilities on our consolidated balance sheet.

Accounting hedges are either fair value or cash flow hedges. Fair value hedges represent the hedge of the fair value of a recognized asset or liability or an unrecognized firm commitment. Cash flow hedges represent the hedge of a

forecasted transaction or the variability of cash flows to be paid or received related to a recognized asset or liability.

Economic hedges and customer accommodation trading derivatives do not qualify for, or we have elected not to apply, hedge accounting. Economic hedges are derivatives we use to manage interest rate, foreign currency and certain other risks associated with our non-trading activities. Our customer accommodation trading portfolio represents derivatives related to our trading business activities. We report changes in the fair values of economic hedges and customer accommodation trading derivatives in noninterest income or noninterest expense.

FAIR VALUE HEDGES. We recognize changes in the fair value of the derivative in earnings, except for certain derivatives in which a portion is recognized in other comprehensive income (OCI). We adjust the amortized cost of the hedged asset or liability for changes in fair value related to the hedged risk. For active portfolio layer method hedges, basis adjustments are kept at the portfolio level rather than allocated to individual assets. The offset to fair value hedge basis adjustments is recognized in earnings. We present derivative gains or losses in the same income statement category as the hedged asset or liability, as follows:

- For fair value hedges of interest rate risk, amounts are reflected in net interest income;
- For hedges of foreign currency risk, amounts representing the fair value changes less the accrual for periodic cash flow settlements are reflected in noninterest income. The periodic cash flow settlements are reflected in net interest income;
- For hedges of both interest rate risk and foreign currency risk, amounts representing the fair value change less the accrual for periodic cash flow settlements is attributed to both net interest income and noninterest income. The periodic cash flow settlements are reflected in net interest income.

The entire derivative gain or loss is included in the assessment of hedge effectiveness for all fair value hedge relationships, except for certain hedge relationships where we have elected to exclude components of the hedging instrument, such as the cross-currency basis spread or the spot-forward difference from the assessment of hedge effectiveness. Excluded components are either initially recognized in OCI and amortized into earnings over the life of the derivative or recognized directly in earnings.

CASH FLOW HEDGES. We recognize changes in the fair value of the derivative in OCI. We subsequently reclassify gains and losses from these changes in fair value from OCI to earnings in the same period(s) that the hedged transaction affects earnings and in the same income statement category as the hedged item. The entire gain or loss on these derivatives is included in the assessment of hedge effectiveness, except for certain hedge relationships where we have elected to exclude changes in fair value attributable to time value and volatility of swaptions from the assessment of hedge effectiveness. For these hedge relationships, the initial time value is recognized in OCI and amortized into net interest income over the period of the derivative.

DOCUMENTATION AND EFFECTIVENESS ASSESSMENT FOR ACCOUNTING HEDGES. For fair value and cash flow hedges qualifying for hedge accounting, we formally document at inception the relationship between hedging instruments and hedged items, our risk management objective, strategy and our evaluation of effectiveness for our hedge transactions. Evaluation of hedge effectiveness assesses whether the derivative designated in each hedging relationship is expected to be and has been highly effective in offsetting changes in fair values or cash flows. We assess hedge effectiveness using regression analysis, both at inception of the hedging relationship and on an ongoing basis. For portfolio layer method fair value hedges, an assessment test is also performed at inception of the hedging relationship and on an ongoing basis to support our expectation that the hedged item is anticipated to be outstanding for the designated hedge period.

DISCONTINUING HEDGE ACCOUNTING. We are required to discontinue hedge accounting prospectively when a derivative is no longer highly effective in offsetting changes in the fair value or cash flows of a hedged item, the forecasted transaction is no longer probable of occurring in a cash flow hedge, or the hedged item is no longer anticipated to be outstanding for the designated hedge period in a portfolio layer method hedge. We may voluntarily discontinue hedge accounting at any time. Any derivatives we continue to hold that are no longer designated as fair value or cash flow hedges are recognized as economic hedges or customer accommodation trading derivatives.

For discontinued fair value hedges, the cumulative basis adjustments to the hedged item and accumulated amounts reported in OCI are accounted for in the same manner as other components of the carrying amount of the asset or liability. For example, for financial debt instruments such as AFS debt securities, loans or long-term debt, these amounts are amortized into net interest income over the remaining life of the asset or liability similar to other amortized cost basis adjustments. Any portfolio level basis adjustments related to discontinued hedged items under the portfolio layer method are allocated to remaining securities in the portfolio on a proportionate basis. If the hedged item is derecognized, the accumulated amounts reported in OCI are immediately reclassified to net interest income.

For discontinued cash flow hedges in which the original hedged forecasted transaction will probably occur, the accumulated gains and losses reported in OCI continue to be reclassified to earnings in the same period(s) the originally forecasted transaction affects earnings at which point the related OCI amount is reclassified to net interest income. If it becomes probable that the forecasted transaction will no longer occur, the accumulated gains and losses reported in OCI are immediately reclassified to noninterest income.

EMBEDDED DERIVATIVES. We enter into hybrid financial instruments that represent an embedded derivative and a host contract. If fair value accounting is not applied to the hybrid instrument, we may be required to separately report the embedded derivative at fair value apart from the host contract. The host contract is reported as the difference between the basis of the hybrid instrument and the fair value of the bifurcated derivative. The accounting for the remaining host contract is the same as other assets and liabilities of a similar type and reported on our consolidated balance sheet based upon the accounting classification of the instrument.

COUNTERPARTY CREDIT RISK AND NETTING. By using derivatives, we are exposed to counterparty credit risk, which is the risk that counterparties to the derivative contracts do not perform as

expected. If a counterparty fails to perform, our counterparty credit risk is equal to the amount reported as a derivative asset on our consolidated balance sheet. We minimize counterparty credit risk through credit approvals, limits, monitoring procedures, executing master netting arrangements and obtaining collateral, where appropriate. To the extent derivatives are subject to legally enforceable master netting arrangements with the same counterparty, derivative assets and liabilities and related cash collateral receivable or payable amounts are reported net on our consolidated balance sheet.

Cash collateral exchanged for derivatives cleared with centrally cleared counterparties is recognized as a reduction to derivative fair value asset and liability amounts. Cash collateral exchanged related to over-the-counter bilateral derivatives is recognized as separate non-derivative receivables or payables. Cash collateral related to centrally cleared derivatives, also referred to as variation margin, is exchanged based upon derivative fair value changes, typically on a one-day lag.

See Note 13 (Derivatives) for additional information on our derivatives and hedging activities.

Available-for-Sale and Held-to-Maturity Debt Securities

Our investments in debt securities that are not held for trading purposes are classified as either available-for-sale (AFS) or held-to-maturity (HTM).

Investments in debt securities for which the Company has the positive intent and ability to hold to maturity are classified as HTM. HTM debt securities are recognized at amortized cost, net of the allowance for credit losses (ACL). Our remaining investments in debt securities not held for trading purposes are classified as AFS. AFS debt securities are recognized at fair value, with unrealized gains and losses reported in OCI. Unrealized gains and losses reported in OCI are based on the difference between amortized cost and fair value, net of the ACL and applicable income taxes. For both AFS and HTM debt securities, amortized cost is the unpaid principal amount, net of unamortized basis adjustments. Basis adjustments may include purchase premiums or discounts, fair value hedge accounting basis adjustments, fair value write-downs related to recognition of intent or required to sell impairment losses, and charge-offs or recoveries of amounts deemed uncollectible. Accrued interest receivable is not included in the amortized cost.

See Note 2 (Available-for-Sale and Held-to-Maturity Debt Securities) for additional information.

INTEREST INCOME AND GAIN/LOSS RECOGNITION. Unamortized premiums and discounts are recognized in interest income over the contractual life of the security using the effective interest method, except for purchased callable debt securities carried at a premium. For purchased callable debt securities carried at a premium, the premium is amortized into interest income to the next call date using the effective interest method. As principal repayments are received on securities (e.g., mortgage-backed securities (MBS)), a proportionate amount of the related premium or discount is recognized in income such that the effective interest rate on the remaining portion of the security continues unchanged.

We recognize realized gains and losses on the sale of debt securities in net gains from trading and securities within noninterest income using the specific identification method.

IMPAIRMENT AND CREDIT LOSSES. Unrealized losses on AFS debt securities are driven by a number of factors, including changes in interest rates and credit spreads which impact most types of debt securities, and prepayment rates which impact MBS and collateralized loan obligations (CLO). Additional considerations for certain types of AFS debt securities include:

- Debt securities of U.S. Treasury and federal agencies, including federal agency MBS, are not impacted by credit movements given the explicit or implicit guarantees provided by the U.S. government.
- Debt securities of U.S. states and political subdivisions are most impacted by changes in the relationship between municipal and term funding credit curves rather than by changes in the credit quality of the underlying securities.
- Structured securities, such as MBS and CLO, are also impacted by changes in projected collateral losses of assets underlying the security.

For AFS debt securities where fair value is less than amortized cost basis, we recognize impairment in earnings if we have the intent to sell the security or if it is more likely than not that we will be required to sell the security before recovery of its amortized cost basis. Impairment is recognized in net gains on trading and securities within noninterest income equal to the difference between the amortized cost basis, net of ACL, and the fair value of the AFS debt security. Following the recognition of this impairment, the AFS debt security's new amortized cost basis is fair value.

For AFS debt securities where fair value is less than amortized cost basis where we did not recognize impairment in earnings, we recognize an ACL as of the balance sheet date to the extent unrealized loss is due to credit losses. See the "Allowance for Credit Losses" section in this Note for our accounting policies relating to the ACL for debt securities, which also includes debt securities classified as HTM.

TRANSFERS BETWEEN CATEGORIES OF DEBT SECURITIES. Transfers of debt securities from the AFS to HTM classification are recognized at fair value, and accordingly the amortized cost of the security transferred to HTM is adjusted to fair value. Unrealized gains or losses reported in accumulated other comprehensive income (AOCI) at the transfer date are amortized into earnings over the same period as the unamortized premiums and discounts using the effective interest method. Any ACL previously recognized under the AFS debt security model is reversed and an ACL under the HTM debt security model is re-established. The reversal and re-establishment of the ACL are recognized in provision for credit losses.

Transfers of debt securities from the HTM to AFS classification are recognized at fair value. The HTM amortized cost becomes the AFS amortized cost, and the debt security is remeasured at fair value with the unrealized gains and losses reported in OCI. Any ACL previously recognized under the HTM debt security model is reversed and an ACL under the AFS debt security model is re-established. The reversal and re-establishment of the ACL are recognized in provision expense. Transfers from HTM to AFS are only expected to occur under limited circumstances.

NONACCRUAL AND PAST DUE, AND CHARGE-OFF POLICIES. We generally place debt securities on nonaccrual status using factors similar to those described for loans. When we place a debt security on nonaccrual status, we reverse the accrued unpaid interest receivable against interest income and suspend the

amortization of premiums and accretion of discounts. If the ultimate collectability of the principal is in doubt on a nonaccrual debt security, any cash collected is first applied to reduce the security's amortized cost basis to zero, followed by recovery of amounts previously charged off, and subsequently to interest income. Generally, we return a debt security to accrual status when all delinquent interest and principal become current under the contractual terms of the security and collectability of remaining principal and interest is no longer doubtful.

Our debt securities are considered past due when contractually required principal or interest payments have not been made on the due dates.

Our charge-off policy for debt securities is similar to our charge-off policy for commercial loans. Subsequent to charge-off, the debt security will be designated as nonaccrual and follow the process described above for any cash received.

Collateralized Financing Agreements

Resale and repurchase agreements, as well as securities borrowing and lending agreements, are accounted for as collateralized financing transactions and are recognized at the acquisition or sale price plus accrued interest. We monitor the fair value of securities or other assets purchased and sold as well as the collateral pledged and received. Additional collateral is pledged or returned to maintain the appropriate collateral position for the transactions. These financing transactions do not create material credit risk given the collateral provided and the related monitoring process.

We include securities purchased under securities financing agreements in federal funds sold and securities borrowed or purchased under resale agreements on our consolidated balance sheet. We include collateral other than securities purchased under resale agreements in loans on our consolidated balance sheet. We include securities sold under securities financing agreements in federal funds purchased and securities loaned or sold under repurchase agreements on our consolidated balance sheet.

Assets and liabilities arising from collateralized financing transactions with a single counterparty are presented net on the balance sheet provided they meet certain criteria that permit balance sheet netting.

See Note 17 (Securities Financing Activities) for additional information on our offsetting policy for collateralized financing transactions with securities collateral.

Loans Held for Sale

Loans held for sale (LHFS) are non-trading loans classified in other assets on our consolidated balance sheet. LHFS generally includes originated or purchased commercial and residential mortgage loans for sale in the securitization or whole loan market. Residential mortgage LHFS are accounted for at either fair value or the lower of cost or fair value (LOCOM) and may be measured on an individual or pool level basis. Commercial LHFS are accounted for at LOCOM. Commercial LHFS are generally measured on an individual basis. See Note 14 (Fair Value Measurements) for additional information regarding LHFS fair value measurements. As LHFS are measured at LOCOM, these loans do not have an allowance for loan losses and are not subject to our loan charge off policies.

Gains and losses on mortgage loans originated as LHFS are generally recognized in mortgage banking noninterest income. Gains and losses on other LHFS are recognized in other noninterest income. Direct loan origination costs and fees for LHFS under the fair value option are recognized in earnings at origination. For LHFS carried at LOCOM, direct loan origination costs and fees are deferred at origination and are recognized in earnings at time of sale. Interest income on LHFS is calculated based upon the note rate of the loan and is recognized in interest income.

Interest rate lock commitments to originate mortgage LHFS are accounted for as derivatives and are measured at fair value. When a determination is made at the time of commitment to originate loans as held for investment, it is our intent to hold these loans to maturity or for the foreseeable future, subject to periodic review under our management evaluation processes, including corporate asset/liability management. If subsequent changes occur, including changes in interest rates, our business strategy, or other market conditions, we may change our intent to hold these loans. When management makes this determination, we immediately transfer these loans to the LHFS portfolio at LOCOM.

Loans

Loans are reported at amortized cost, reflecting their outstanding principal balances net of any unearned income, cumulative charge-offs, unamortized deferred fees and costs on originated loans and unamortized premiums or discounts on purchased loans.

Unearned income, deferred fees and costs, and discounts and premiums are amortized to interest income generally over the contractual life of the loan using the effective interest method. Loan commitment fees collected at closing are deferred and amortized to noninterest income on a straight-line basis over the commitment period if loan funding is unlikely. Upon funding, deferred loan commitment fees are amortized to interest income over the contractual life of the loan.

Loans also include financing leases where we are the lessor (see the "Leasing Activity" section in this Note for our accounting policy for leases) and resale agreements involving collateral other than securities (see "Securities and Other Collateralized Financing Agreements" section in this Note for our accounting policy for other collateralized financing agreements).

See Note 3 (Loans and Related Allowance for Credit Losses) for additional information regarding our accounting for loans.

NONACCRUAL AND PAST DUE LOANS. We generally place loans on nonaccrual status when:

- the full and timely collection of interest or principal becomes uncertain (generally based on an assessment of the borrower's financial condition and the adequacy of collateral, if any), such as in bankruptcy or other circumstances;
- they are 90 days (120 days with respect to residential mortgage loans) past due for interest or principal, unless the loan is both well-secured and in the process of collection;
- part of the principal balance has been charged off; or
- for junior lien mortgage loans, we have evidence that the related first lien mortgage may be 120 days past due or in the process of foreclosure regardless of the junior lien delinquency status.

Credit card loans are not placed on nonaccrual status, but are generally fully charged off when the loan reaches 180 days past due.

When we place a loan on nonaccrual status, we reverse the accrued unpaid interest receivable against interest income and suspend amortization of any net deferred fees. If the ultimate collectability of the loan balance is in doubt on a nonaccrual loan, the cost recovery method is used and cash collected is applied to first reduce the carrying value of the loan to zero and then as a recovery of prior charge-offs. Otherwise, interest income may be recognized to the extent cash is received. Generally, we return a loan to accrual status when all delinquent interest and principal become current under the terms of the loan agreement and collectability of remaining principal and interest is no longer doubtful.

We may re-underwrite modified loans at the time of a restructuring to determine if there is sufficient evidence of sustained repayment capacity based on the borrower's financial strength, including documented income, debt to income ratios and other factors. If the borrower has demonstrated performance under the previous terms and the underwriting process shows the capacity to continue to perform under the restructured terms, the loan will generally remain in accruing status. Loans will be placed on nonaccrual status and we may recognize a charge-off if the re-underwriting did not include an evaluation of the borrower's ability to repay or we believe it is probable that principal and interest contractually due under the modified terms of the agreement will not be collectible. Modified loans that are placed on nonaccrual status will generally return to accrual status when repayment of principal and interest is reasonably assured and the borrower has demonstrated a sustained period of performance (generally six consecutive months of payments, or equivalent, inclusive of payments made prior to a modification, if applicable).

Our loans are considered past due when contractually required principal or interest payments have not been made on the due dates.

LOAN CHARGE-OFF POLICIES. For commercial loans, we generally fully charge off or charge down to net realizable value (fair value of collateral, less estimated costs to sell) for loans secured by collateral when:

- management judges the loan to be uncollectible;
- repayment is deemed to be protracted beyond reasonable time frames;
- the loan has been classified as a loss by either our internal loan review process or our banking regulatory agencies;
- the customer has filed bankruptcy and the loss becomes evident owing to a lack of assets;
- the loan is 180 days past due unless both well-secured and in the process of collection; or
- the loan is probable of foreclosure, and we have received an appraisal of less than the current loan balance.

For consumer loans, we fully charge off or charge down to net realizable value when deemed uncollectible due to bankruptcy or other factors, or no later than reaching a defined number of days past due, as follows:

- Residential mortgage loans – We generally charge down to net realizable value when the loan is 180 days past due and fully charge-off when the loan exceeds extended delinquency dates.
- Auto loans – We generally fully charge off when the loan is 120 days past due.
- Credit card loans – We generally fully charge off when the loan is 180 days past due.
- Unsecured loans – We generally fully charge off when the loan is 120 days past due.
- Unsecured lines – We generally fully charge off when the loan is 180 days past due.
- Other secured loans – We generally fully or partially charge down to net realizable value when the loan 120 days past due.

FORECLOSED ASSETS. Foreclosed assets obtained through our lending activities primarily include real estate and are included in other assets. Generally, loans have been written down to their net realizable value prior to foreclosure. Any further reduction to their net realizable value is recognized with a charge to the ACL at foreclosure. We allow up to 90 days after foreclosure to finalize determination of net realizable value. Thereafter, changes in net realizable value are recognized in noninterest expense. The net realizable value of these assets is reviewed and updated periodically depending on the type of property. Certain government-guaranteed mortgage loans upon foreclosure are included in accounts receivable in other assets. These receivables were loans insured by the Federal Housing Administration (FHA) or guaranteed by the Department of Veterans Affairs (VA) and are measured based on the balance expected to be recovered from the FHA or VA.

PURCHASED CREDIT DETERIORATED LOANS. Loans acquired that are of poor credit quality and with more than an insignificant evidence of credit deterioration since their origination or issuance are purchased credit deteriorated (PCD) loans. PCD loans are recognized at their purchase price plus an ACL estimated at the time of acquisition. Under this approach, there is no provision for credit losses recognized at acquisition; rather, there is a gross-up of the purchase price of the loan for the estimate of expected credit losses and a corresponding ACL recognized. Changes in estimates of expected credit losses after acquisition are recognized as provision for credit losses in subsequent periods. In general, interest income recognition for PCD loans is consistent with interest income recognition for similar non-PCD loans.

Allowance for Credit Losses

The ACL is management's estimate of the current expected life-time credit losses in the loan portfolio and unfunded credit commitments, at the balance sheet date, excluding loans and unfunded credit commitments carried at fair value or held for sale. Additionally, we maintain an ACL for AFS and HTM debt securities, other financing receivables measured at amortized cost, and other off-balance sheet credit exposures. While we attribute portions of the allowance to specific financial asset classes (loan and debt security portfolios), loan portfolio segments (commercial and consumer) or major security type, the entire ACL is available to absorb credit losses of the Company.

Our ACL process involves procedures to appropriately consider the unique risk characteristics of our financial asset classes, portfolio segments, and major security types. For each loan portfolio segment and each major HTM debt security type, losses are estimated collectively for groups of loans or securities with similar risk characteristics. For loans and securities that do not share similar risk characteristics with other financial assets, the losses are estimated individually, which generally includes our

nonperforming large commercial loans and non-accruing HTM debt securities. For AFS debt securities, losses are estimated at the individual security level.

Our ACL amounts are influenced by a variety of factors, including changes in loan and debt security volumes, portfolio credit quality, and general economic conditions. General economic conditions are forecasted using economic variables which will create volatility as those variables change over time. See Table 1.1 for key economic variables used for our loan portfolios.

Table 1.1: Key Economic Variables

Loan Portfolio	Key economic variables
Total commercial	• Gross domestic product • Commercial real estate asset prices, where applicable • Unemployment rate
Residential mortgage	• Home price index • Unemployment rate
Other consumer (including credit card, auto, and other consumer)	• Unemployment rate

Our approach for estimating expected life-time credit losses for loans and debt securities includes the following key components:

- An initial loss forecast period of two years for all portfolio segments and classes of financing receivables and off-balance-sheet credit exposures. This period reflects management's expectation of losses based on forward-looking economic scenarios over that time. We forecast multiple economic scenarios that generally include a base scenario with an optimistic (upside) and one or more pessimistic (downside) scenarios, which are weighted by management to estimate future credit losses.
- Long-term average loss expectations estimated by reverting to the long-term average, on a linear basis, for each of the economic variables forecasted during the initial loss forecast period. These long-term averages are based on observations over multiple economic cycles. The reversion period, which may be up to two years, is assessed on a quarterly basis.
- The remaining contractual term of a loan is adjusted for expected prepayments and certain expected extensions, renewals, or modifications. We extend the contractual term when we are not able to unconditionally cancel contractual renewals or extension options. Credit card loans have indeterminate maturities, which requires that we determine a contractual life by estimating the application of future payments to the outstanding loan amount.
- For AFS debt securities and certain beneficial interests classified as HTM, we utilize DCF methods to measure the ACL, which incorporate expected credit losses using the conceptual components described above. For most HTM debt securities, the ACL is measured using an expected loss model, similar to the methodology used for loans.

The ACL for financial assets held at amortized cost is a valuation account that is deducted from, or added to, the amortized cost basis of the financial assets to present the net amount expected to be collected. When credit expectations change, the valuation account is adjusted with changes reported in provision for credit losses. If amounts previously charged off are subsequently expected to be collected, we may recognize a negative allowance, which is limited to the amount that was previously charged off. For financial assets with an ACL estimated using DCF methods, changes in the ACL due to the passage of time are recognized in interest income. The ACL for AFS debt securities reflects the amount of unrealized loss related to expected credit losses, limited by the amount that fair value is less than the amortized cost basis (fair value floor) and cannot have an associated negative allowance.

For certain financial assets, such as residential real estate loans guaranteed by the Government National Mortgage Association (GNMA), an agency of the federal government, U. S. Treasury and Agency mortgage-backed debt securities and certain sovereign debt securities, the Company has not recognized an ACL as our expectation of loss is zero, based on historical losses and consideration of current and forecasted conditions.

For financial assets that are collateral-dependent, we use the fair value of the collateral to measure the ACL. If we intend to sell the underlying collateral, we will measure the ACL based on the collateral's net realizable value. In most situations, based on our charge-off policies, we will immediately write-down the financial asset to the fair value of the collateral or net realizable value. For consumer loans, collateral-dependent financial assets may have collateral in the form of residential real estate, autos or other personal assets. For commercial loans, collateral-dependent financial assets may have collateral in the form of commercial real estate or other business assets.

We do not generally recognize an ACL for accrued interest receivables because uncollectible accrued interest is reversed through interest income in a timely manner in line with our non-accrual and past due policies for loans and debt securities. For credit card and certain consumer lines of credit, we include an ACL for accrued interest and fees since these loans are neither placed on nonaccrual status nor written off until the loan is 180 days past due. Accrued interest receivables are included in other assets, except for certain revolving loans, such as credit card loans.

COMMERCIAL LOAN PORTFOLIO SEGMENT ACL METHODOLOGY. Generally, commercial loans, which include net investments in lease financing, are assessed for estimated losses by grading each loan using various risk factors as identified through periodic reviews. Our estimation approach for the commercial portfolio reflects the estimated probability of default in accordance with the borrower's financial strength and the severity of loss in the event of default, considering the quality of any underlying collateral. Probability of default, loss severity at the time of default, and exposure at default are statistically derived through historical observations of default and losses after default within each credit risk rating. These estimates are adjusted as appropriate for risks identified from current and forecasted economic conditions and credit quality trends. Unfunded credit commitments are evaluated based on a conversion factor to derive a funded loan equivalent amount. The estimated probability of default and loss severity at the time of default are

applied to the funded loan equivalent amount to estimate losses for unfunded credit commitments.

CONSUMER LOAN PORTFOLIO SEGMENT ACL METHODOLOGY. For consumer loans, we determine the allowance using a pooled approach based on the individual risk characteristics of the loans within those pools. Quantitative modeling methodologies that estimate probability of default, loss severity at the time of default and exposure at default are typically leveraged to estimate expected loss. These methodologies pool loans, generally by product types with similar risk characteristics, such as residential real estate mortgages, auto loans and credit cards. As appropriate and to achieve greater accuracy, we may further stratify selected portfolios by sub-product, risk pool, loss type, geographic location and other predictive characteristics. We use attributes such as delinquency status, Fair Isaac Corporation (FICO) scores, and loan-to-value ratios (where applicable) in the development of our consumer loan models, in addition to home price trends, unemployment trends, and other economic variables that may influence the frequency and severity of losses in the consumer portfolio.

OTHER QUALITATIVE FACTORS. The ACL includes amounts for qualitative factors which may not be adequately reflected in our loss models. These amounts represent management's judgment of risks related to the processes and assumptions used in establishing the ACL. Generally, these amounts are established at a granular level below our loan portfolio segments. We also consider economic environmental factors, modeling assumptions and performance, process risk, and other subjective factors, including industry trends and emerging risk assessments.

OFF-BALANCE SHEET CREDIT EXPOSURES. Our off-balance sheet credit exposures include unfunded loan commitments (generally in the form of revolving lines of credit), financial guarantees not accounted for as insurance contracts or derivatives, including standby letters of credit, and other similar instruments. For off-balance sheet credit exposures, we recognize an ACL associated with the unfunded amounts. We do not recognize an ACL for commitments that are unconditionally cancelable at our discretion. Additionally, we recognize an ACL for financial guarantees that create off-balance sheet credit exposure, such as loans sold with credit recourse and factoring guarantees. ACL for off-balance sheet credit exposures are reported as a liability in accrued expenses and other liabilities on our consolidated balance sheet.

OTHER FINANCIAL ASSETS. Other financial assets are evaluated for expected credit losses. These other financial assets include accounts receivable for fees, receivables from government-sponsored enterprises, such as Federal National Mortgage Association (FNMA) and Federal Home Loan Mortgage Corporation (FHLMC), and GNMA, and other accounts receivables from high-credit quality counterparties, such as central clearing counterparties. Many of these financial assets are generally not expected to have an ACL as there is a zero loss expectation (e.g., government guarantee) based on no historical credit losses and consideration of current and forecasted conditions. Some financial assets, such as loans to employees, maintain an ACL that is presented on a net basis with the related amortized cost amounts in other assets on our consolidated balance sheet. A provision for credit losses is not recognized separately from the regular income or expense associated with these financial assets.

Securities purchased under resale agreements are generally over-collateralized by securities or cash and short-term in nature. We have elected the practical expedient for these financial assets given collateral maintenance provisions. These provisions require that we monitor the collateral value and customers are required to replenish collateral, if needed. Accordingly, we generally do not maintain an ACL for these financial assets.

See Note 3 (Loans and Related Allowance for Credit Losses) for additional information.

Leasing Activity

AS LESSOR. We lease equipment to our customers under financing or operating leases. Financing leases, which includes both direct financing and sales-type leases, are presented in loans and are recognized at the discounted amounts of lease payments receivable plus the estimated residual value of the leased asset. Lease payments receivable reflect contractual lease payments adjusted for renewal or termination options that we believe the customer is reasonably certain to exercise. The residual value reflects our best estimate of the expected sales price for the equipment at lease termination based on sales history adjusted for recent trends in the expected exit markets. Many of our leases allow the customer to extend the lease at prevailing market terms or purchase the asset for fair value at lease termination.

Our allowance for loan losses for financing leases considers both the collectability of the lease payments receivable as well as the estimated residual value of the leased asset. We typically purchase residual value insurance on our financing leases to reduce the risk of loss at lease termination. In connection with a lease, we may finance the customer's purchase of other products or services from the equipment vendor and allocate the contract consideration between the use of the asset and the purchase of those products or services. Amounts allocated are reported in loans as commercial and industrial loans, rather than as lease financing.

Our primary income from financing leases is interest income recognized using the effective interest method. Variable lease revenue, such as reimbursement for property taxes, are included in lease income within noninterest income.

Operating lease assets are presented in other assets, net of accumulated depreciation. Periodic depreciation expense is recognized on a straight-line basis over the estimated useful life of the leased asset and are included in other noninterest expense. Operating lease assets are reviewed periodically for impairment and an impairment loss is recognized if the carrying amount of operating lease assets exceeds fair value and is not recoverable. Recoverability is evaluated by comparing the carrying amount of the leased assets to undiscounted cash flows expected through the operation or sale of the asset. Impairment charges for operating lease assets are included in other noninterest income.

Operating lease rental income for leased assets is recognized in lease income within noninterest income on a straight-line basis over the lease term. Variable revenue on operating leases include reimbursements of costs, including property taxes, which fluctuate over time, as well as rental revenue based on usage. For leases of railcars, revenue for maintenance services provided under the lease is recognized in lease income.

We elected to exclude from revenue and expenses any sales tax incurred on lease payments which are reimbursed by the lessee. Substantially all of our leased assets are protected against casualty loss through third-party insurance.

AS LESSEE. We enter into lease agreements to obtain the right to use assets for our business operations, which includes real estate such as office space and branches. Lease liabilities and right-of-use (ROU) assets are recognized when we enter into operating or financing leases and represent our obligations and rights to use these assets over the period of the leases and may be re-measured for certain modifications.

Operating lease liabilities include fixed and in-substance fixed payments for the contractual duration of the lease, adjusted for renewals or terminations which were considered probable of exercise when measured. The lease payments are discounted using a rate that approximates a collateralized borrowing rate for the estimated duration of the lease as the implicit discount rate is typically not known. The discount rate is updated when re-measurement events occur. The related operating lease ROU assets may differ from operating lease liabilities due to initial direct costs, deferred or prepaid lease payments and lease incentives.

We present operating lease liabilities in accrued expenses and other liabilities and the related operating lease ROU assets in other assets. The amortization of operating lease ROU assets and the accretion of operating lease liabilities are reported together as fixed lease expense and are included in occupancy expense within noninterest expense. The fixed lease expense is recognized on a straight-line basis over the life of the lease.

Some operating leases include variable lease payments and are recognized as incurred in net occupancy expense within noninterest expense.

We account for maintenance or other services incurred under our leases as lease payments. We exclude certain asset classes, with original terms of less than one year from the operating lease ROU assets and lease liabilities. The related short-term lease expense is included in net occupancy expense. Finance lease liabilities are presented in long-term debt and the associated finance ROU assets are presented in premises and equipment.

See Note 7 (Leasing Activity) for additional information.

Deposits, Short-term Borrowings, and Long-term Debt

Customer deposits, short-term borrowings, and long-term debt are carried at amortized cost, unless we have elected the fair value option. For example, we elect the fair value option for certain structured debt liabilities. We generally classify borrowings with original maturities of one year or less as short-term borrowings and borrowings with original maturities of greater than one year as long-term debt on our consolidated balance sheet. We do not reclassify long-term debt to short-term borrowings within a year of maturity.

See Note 8 (Deposits) for further information on deposits, Note 9 (Long-Term Debt) for further information on long-term debt, and Note 14 (Fair Value Measurements) for additional information on fair value, including fair value option elections.

Securitizations and Beneficial Interests

Securitizations are transactions in which financial assets are sold to a Special Purpose Entity (SPE), which then issues beneficial interests collateralized by the transferred financial assets. Beneficial interests are generally issued in the form of senior and subordinated interests, and in some cases, we may obtain beneficial interests issued by the SPE. Additionally, from time to time, we may re-securitize certain financial assets in a new securitization transaction.

The assets and liabilities transferred to a SPE are excluded from our consolidated balance sheet if the transfer qualifies as a sale and we are not required to consolidate the SPE.

For transfers of financial assets recognized as sales, we recognize and initially measure at fair value all assets obtained (including beneficial interests or mortgage servicing rights) and all liabilities incurred. We recognize a gain or loss in noninterest income for the difference between assets obtained (net of liabilities incurred) and the carrying amount of the assets sold. Beneficial interests obtained from, and liabilities incurred in, securitizations with off-balance sheet entities may include debt and equity securities, loans, mortgage servicing rights (MSRs), derivative assets and liabilities, other assets, and other obligations such as liabilities for mortgage repurchase losses or long-term debt and are accounted for as described within this Note.

See Note 15 (Securitizations and Variable Interest Entities) for additional information about our involvement with SPEs.

Mortgage Servicing Rights

We recognize mortgage servicing rights (MSRs) resulting from a sale or securitization of mortgage loans that we originate or through a direct purchase of such rights. Our residential MSRs are accounted for at fair value, with changes in fair value reported in mortgage banking income in the period in which the change occurs.

Commercial MSRs are initially recognized at fair value and are subsequently measured at LOCOM and amortized in proportion to, and over the period of, estimated net servicing income. The amortization of MSRs is reported in mortgage banking noninterest income, analyzed monthly and adjusted to reflect changes in prepayment rates, as well as other factors.

Commercial MSRs are periodically evaluated for impairment based on the fair value of those assets. For purposes of impairment evaluation, we stratify MSRs based on the predominant risk characteristics of the underlying loans, including investor and product type. If, by individual stratum, the carrying amount of these MSRs exceeds fair value, a valuation allowance is established.

See Note 6 (Mortgage Banking Activities), Note 14 (Fair Value Measurements) and Note 15 (Securitizations and Variable Interest Entities) for additional information on the valuation and sensitivity of MSRs.

Premises and Equipment

Premises and equipment are carried at cost less accumulated depreciation and amortization. We use the straight-line method of depreciation and amortization. Depreciation and amortization expense for premises and equipment was $1.7 billion in 2025, $1.4 billion in 2024, and $1.3 billion in 2023. Estimated useful lives range up to 40 years for buildings and improvements, up to 10 years for furniture and equipment, and the shorter of the estimated useful life (up to eight years) or the lease term for leasehold improvements.

Goodwill and Intangible Assets

GOODWILL. Goodwill is recognized for business combinations when the purchase price is higher than the fair value of the acquired net assets, including identifiable intangible assets.

We assess goodwill for impairment at a reporting unit level on an annual basis or more frequently in certain circumstances. We have determined that our reporting units are at the reportable operating segment level or one level below. We identify the reporting units based on how the segments and reporting units are managed, taking into consideration the economic characteristics, nature of the products and services, and customers of the segments and reporting units. We allocate goodwill to applicable reporting units at the time we acquire a business and we may reallocate goodwill when we have a significant business reorganization. If we sell a business, a portion of goodwill is included with the carrying amount of the divested business.

We have the option of performing a qualitative assessment of goodwill. We may also elect to bypass the qualitative test and proceed directly to a quantitative test. If we perform a qualitative assessment of goodwill to test for impairment and conclude it is more likely than not that a reporting unit's fair value is greater than its carrying amount, quantitative tests are not required. However, if we determine it is more likely than not that a reporting unit's fair value is less than its carrying amount, we complete a quantitative assessment to determine if there is goodwill impairment. We apply various quantitative valuation methodologies, including discounted cash flow and earnings multiple approaches, to determine the estimated fair value, which is compared with the carrying value of each reporting unit. A goodwill impairment loss is recognized if the fair value is less than the carrying amount, including goodwill. The goodwill impairment loss is limited to the amount of goodwill allocated to the reporting unit. We recognize impairment losses as a charge to other noninterest expense and a reduction to the carrying value of goodwill. Subsequent reversals of goodwill impairment are prohibited.

OTHER INTANGIBLES. We amortize customer relationship intangible assets on an accelerated basis over useful lives not exceeding 10 years. We review intangible assets for impairment whenever events or changes in circumstances indicate that their carrying amounts may not be recoverable. Impairment is indicated if the sum of undiscounted estimated future net cash flows is less than the carrying value of the asset. Impairment is permanently recognized by writing down the asset to the extent that the carrying value exceeds the estimated fair value.

Equity Securities

Equity securities include noncontrolling ownership interests in third-party entities, such as corporations, partnerships, or limited liability companies. Trading equity securities are held for customer accommodation and market-making purposes and are classified within trading assets on our consolidated balance sheet. Non-trading equity securities are held for investment purposes and are classified within equity securities on our consolidated balance sheet.

Marketable equity securities have readily determinable fair values and are predominantly used in our trading activities. Marketable equity securities are carried at fair value with realized and unrealized gains and losses recognized in net gains from trading and securities in noninterest income. Dividend income from marketable equity securities is recognized in interest income.

Nonmarketable equity securities do not have readily determinable fair values and are accounted for using one of the following accounting methods:

- Fair value through net income: This method is an election. The securities are carried at fair value with unrealized gains or losses recognized in net gains from trading and securities in noninterest income;
- Equity method: This method is applied when we have the ability to exert significant influence over the investee. The securities are initially recognized at cost and adjusted for our share of the investee's earnings or losses, less any dividends received and impairment. Equity method adjustments for our share of the investee's earnings or losses are recognized in other noninterest income, except for venture capital investments which are recognized in net gains from trading and securities in noninterest income. Distributions received from the investee, including dividends, are recognized as a reduction of the investment carrying value;
- Proportional amortization method: This method is applied to affordable housing and renewable energy investments if certain eligibility criteria are met. The investments are initially recognized at cost plus unfunded commitments that are either legally binding or contingent but probable of funding and are amortized in proportion to the income tax credits and income tax benefits received. The amortization of the investments and the related tax impacts are recognized on a net basis in income tax expense;
- Cost method: This method is required for specific securities, such as Federal Reserve Bank stock and Federal Home Loan Bank stock. These securities are carried at cost less any impairment;
- Measurement alternative: This method is used for all remaining nonmarketable equity securities. These securities are initially recognized at cost and are remeasured to fair value upon either (1) an observable price change in an orderly transaction of the same or similar security of the same issuer; or (2) impairment.

Realized and unrealized gains and losses from nonmarketable equity securities, including impairment losses and measurement alternative fair value remeasurements, are recognized in net gains from trading and securities in noninterest income. Dividend income from nonmarketable equity securities, other than equity method securities, is recognized in interest income.

Our review for impairment for nonmarketable equity securities not carried at fair value includes an analysis of the facts and circumstances of each security, such as the expectations of the issuer's cash flows, capital needs, and the viability of its business model, as well as our intent or requirement to sell the security. When the fair value of an equity method or cost method

investment is less than its carrying value, we write-down the security to fair value when the decline in value is considered to be other than temporary. The determination of whether an impairment is other than temporary includes a number of factors including the financial condition and near-term prospects of the issuer as well as the length of time and extent of the impairment. When the fair value of an investment accounted for using the measurement alternative is less than its carrying value, we write-down the security to fair value without the consideration of anticipated recovery.

See Note 4 (Equity Securities) for additional information.

Pension Accounting

We sponsor a frozen noncontributory qualified defined benefit retirement plan, the Wells Fargo & Company Cash Balance Plan (Cash Balance Plan), which covers eligible employees of Wells Fargo. We also sponsor frozen nonqualified defined benefit plans that provide supplemental defined benefit pension benefits to certain eligible employees. We account for our defined benefit pension plans using an actuarial model. Principal assumptions used in determining the net periodic pension cost and the pension obligation include the discount rate, the expected long-term rate of return on plan assets and projected mortality rates. A single weighted-average discount rate is used to estimate the present value of our future pension benefit obligations. We determine the discount rate using a yield curve derived from a broad-based population of high-quality corporate bonds with maturity dates that closely match the estimated timing of the expected benefit payments.

We use the full yield curve approach to estimate the interest cost component of pension expense for our principal defined benefit and postretirement plans. The full yield curve approach aligns specific spot rates along the yield curve to the projected benefit payment cash flows.

The determination of our expected long-term rate of return on plan assets is highly quantitative by nature. We evaluate the current asset allocations and expected returns using forward-looking capital market assumptions. We use the resulting projections to derive a baseline expected rate of return for the Cash Balance Plan's prescribed asset mix.

Mortality rate assumptions are based on mortality tables published by the Society of Actuaries adjusted to reflect our specific experience.

At year end, we re-measure our defined benefit plan liabilities and related plan assets and recognize any resulting actuarial gain or loss in OCI. We generally amortize net actuarial gain or loss in excess of a 5% corridor from AOCI into net periodic pension cost over the estimated average remaining participation period, which at December 31, 2025, is 17 years.

See Note 21 (Employee Benefits) for additional information on our pension accounting.

Income Taxes

We file income tax returns in the jurisdictions in which we operate and evaluate income tax expense in two components: current and deferred income tax expense. Current income tax expense represents our estimated taxes to be paid or refunded for the current period and includes income tax expense related to uncertain tax positions and proportional amortization of certain affordable housing and renewable energy investments. Uncertain tax positions that meet the more likely than not recognition threshold are measured to determine the amount of benefit to recognize. An uncertain tax position is measured at the largest amount of benefit that management believes has a greater than 50% likelihood of realization upon settlement. Tax benefits not meeting our realization criteria represent unrecognized tax benefits.

Deferred income taxes are based on the balance sheet method and deferred income tax expense results from changes in deferred tax assets and liabilities between periods. Under the balance sheet method, the net deferred tax asset or liability is based on the tax effects of the differences between the book and tax basis of assets and liabilities, and enacted changes in income tax rates and laws are recognized in the period in which they occur. Deferred tax assets are recognized subject to management's judgment that realization is more likely than not. A valuation allowance is established to reduce deferred tax assets to the realizable amount, when necessary.

Investment tax credits are generally accounted for using the deferral method. Under the deferral method, credits are recognized on our consolidated balance sheet as a reduction to the related asset. Within the income statement, recognition occurs over the life of the related asset and is reported in the same line item as the related asset expense. For investment tax credits received from renewable energy investments accounted for under the proportional amortization method, we use the flow-through method. Under the flow-through method, credits are recognized when earned within income tax expense. See Note 15 (Securitizations and Variable Interest Entities) for more information on renewable energy tax credit investments, including those that apply the proportional amortization method.

See Note 22 (Income Taxes) for a further description of our provision for income taxes and related income tax assets and liabilities.

Stock-Based Compensation

Our long-term incentive plans provide awards for employee services in various forms, such as restricted share rights (RSRs), performance share awards (PSAs) and nonqualified stock options.

Stock-based awards are measured at fair value on the grant date and for stock options, fair value is estimated using a Black-Scholes valuation approach. The cost is recognized in personnel expense, net of actual forfeitures, on our consolidated statement of income normally over the vesting period of the award; awards with graded vesting are expensed on a straight-line method. Awards to employees who are retirement eligible at the grant date are subject to immediate expensing upon grant. Awards to employees who become retirement eligible before the final vesting date are expensed between the grant date and the date the employee becomes retirement eligible. Except for retirement and other limited circumstances, RSRs are canceled when employment ends.

For PSAs, compensation expense may fluctuate based on the estimated outcome of meeting the performance conditions. The total expense that will be recognized on these awards is finalized upon the completion of the performance period.

See Note 11 (Common Stock and Stock Plans) for additional information on our stock-based employee compensation plans.

Earnings Per Common Share

We compute earnings per common share by dividing net income applicable to common stock (net income less dividends on preferred stock and the excess of consideration transferred over carrying value of preferred stock redeemed, if any) by the average number of common shares outstanding during the period. We compute diluted earnings per common share using net income applicable to common stock and adding the effect of common stock equivalents (e.g., restricted share rights) that are dilutive to the average number of common shares outstanding during the period.

Fair Value Measurements

Fair value represents the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Fair value is based on an exit price notion that maximizes the use of observable inputs and minimizes the use of unobservable inputs.

We measure our assets and liabilities at fair value when we are required to recognize them at fair value, when we have elected the fair value option and to fulfill fair value disclosure requirements. Assets and liabilities are recognized at fair value on a recurring or nonrecurring basis. Assets and liabilities that are recognized at fair value on a recurring basis require a fair value measurement at each reporting period. Assets and liabilities that are recognized at fair value on a nonrecurring basis are adjusted to fair value only as required through write-downs of individual assets and the application of accounting methods such as LOCOM and the measurement alternative. For certain equity securities and related economic hedging derivative assets, we make an election to measure the fair value of these instruments as a portfolio.

We classify our assets and liabilities measured at fair value based upon a three-level hierarchy that assigns the highest priority to unadjusted quoted prices in active markets and the lowest priority to unobservable inputs. The three levels are as follows:

- Level 1 – Valuation is based upon quoted prices for identical instruments traded in active markets.
- Level 2 – Valuation is based upon quoted prices for similar instruments in active markets, quoted prices for identical or similar instruments in markets that are not active, and model-based valuation techniques for which all significant assumptions are observable in the market.
- Level 3 – Valuation is generated from techniques that use one or more significant assumptions that are not observable in the market. These unobservable assumptions reflect our estimates of assumptions that market participants would use in pricing the asset or liability. Valuation techniques include use of discounted cash flow models, market comparable pricing, option pricing models, and similar techniques. Significant unobservable inputs used in our Level 3 fair value measurements include discount rates, default rates, comparability adjustments, and prepayment rates.

The classification of an asset or liability within the fair value hierarchy is based on the lowest level of input that is significant to the fair value measurement.

We monitor the availability of observable market data to assess the appropriate classification of financial instruments within the fair value hierarchy and transfers between Level 1, Level 2, and Level 3 accordingly. Observable market data includes but is not limited to quoted prices and market transactions. Changes in economic conditions or market liquidity generally will drive changes in availability of observable market data. Changes in availability of observable market data, which also may result in changing the valuation technique used, are generally the cause of transfers between Level 1, Level 2, and Level 3. The amounts reported as transfers represent the fair value as of the beginning of the quarter in which the transfer occurred.

See Note 14 (Fair Value Measurements) for a more detailed discussion of the valuation methodologies that we apply to our assets and liabilities.

Foreign Currency Matters

Assets and liabilities of our foreign operations are recognized in their respective functional currency and subsequently translated into U.S. dollars using applicable exchange rates for consolidated financial reporting. Foreign currency translation adjustments are reported within AOCI. See Note 24 (Other Comprehensive Income) for additional information.

Foreign currency-denominated transactions are remeasured in U.S. dollars using applicable exchange rates. The resulting remeasurement gains or losses, along with any related hedges, are recognized in net gains from trading and securities within noninterest income. See Note 20 (Revenue and Expenses) for additional information.

Subsequent Events

We have evaluated the effects of events that have occurred subsequent to December 31, 2025, and there have been no material events that would require recognition in our 2025 consolidated financial statements or disclosure in the Notes to the consolidated financial statements.

Note 2: Available-for-Sale and Held-to-Maturity Debt Securities

Table 2.1 provides the amortized cost, net of the allowance for credit losses (ACL) for debt securities, and fair value by major categories of available-for-sale (AFS) debt securities, which are carried at fair value, and held-to-maturity (HTM) debt securities, which are carried at amortized cost, net of the ACL. The net unrealized gains (losses) for AFS debt securities are reported as a component of accumulated other comprehensive income (AOCI), net of the ACL and applicable income taxes. Information on debt securities held for trading is included in Note 20 (Revenue and Expenses). For both AFS and HTM debt securities, amortized cost is the unpaid principal amount, net of unamortized basis adjustments. Basis adjustments may include purchase premiums or discounts, fair value hedge accounting basis adjustments, fair value write-downs related to recognition of intent to sell, impairment losses, and charge-offs or recoveries of amounts deemed uncollectible.

Outstanding balances exclude accrued interest receivable on AFS and HTM debt securities, which is included in other assets. See Note 5 (Intangible Assets and Other Assets) for additional information on accrued interest receivable. Amounts considered to be uncollectible are reversed through interest income.

Table 2.1: Available-for-Sale and Held-to-Maturity Debt Securities Outstanding

(in millions)		Amortized cost, net (1)	Gross unrealized gains	Gross unrealized losses	Net unrealized gains (losses)	Fair value
December 31, 2025						
Available-for-sale debt securities:						
Securities of U.S. Treasury and federal agencies	**$**	**51,738**	**308**	**(237)**	**71**	**51,809**
Securities of U.S. states and political subdivisions (2)		**10,706**	**34**	**(343)**	**(309)**	**10,397**
Federal agency mortgage-backed securities		**142,022**	**1,447**	**(3,389)**	**(1,942)**	**140,080**
Non-agency mortgage-backed securities (3)		**2,141**	**3**	**(18)**	**(15)**	**2,126**
Collateralized loan obligations		**7,895**	**11**	**(2)**	**9**	**7,904**
Other debt securities		**1,198**	**61**	**(2)**	**59**	**1,257**
Total available-for-sale debt securities, excluding portfolio level basis adjustments		**215,700**	**1,864**	**(3,991)**	**(2,127)**	**213,573**
Portfolio level basis adjustments (4)		**75**			**(75)**	**—**
Total available-for-sale debt securities		**215,775**	**1,864**	**(3,991)**	**(2,202)**	**213,573**
Held-to-maturity debt securities:						
Securities of U.S. Treasury and federal agencies		**3,797**	**—**	**(1,747)**	**(1,747)**	**2,050**
Securities of U.S. states and political subdivisions		**17,476**	**2**	**(3,270)**	**(3,268)**	**14,208**
Federal agency mortgage-backed securities		**178,882**	**79**	**(27,353)**	**(27,274)**	**151,608**
Non-agency mortgage-backed securities (3)		**1,497**	**82**	**(39)**	**43**	**1,540**
Collateralized loan obligations		**4,655**	**19**	**—**	**19**	**4,674**
Other debt securities		**1,716**	**7**	**(6)**	**1**	**1,717**
Total held-to-maturity debt securities		**208,023**	**189**	**(32,415)**	**(32,226)**	**175,797**
Total	**$**	**423,798**	**2,053**	**(36,406)**	**(34,428)**	**389,370**
December 31, 2024						
Available-for-sale debt securities:						
Securities of U.S. Treasury and federal agencies	$	23,791	1	(507)	(506)	23,285
Securities of U.S. states and political subdivisions (2)		12,542	11	(518)	(507)	12,035
Federal agency mortgage-backed securities		129,703	84	(6,758)	(6,674)	123,029
Non-agency mortgage-backed securities (3)		1,844	3	(41)	(38)	1,806
Collateralized loan obligations		2,196	6	—	6	2,202
Other debt securities		574	50	(3)	47	621
Total available-for-sale debt securities, excluding portfolio level basis adjustments		170,650	155	(7,827)	(7,672)	162,978
Portfolio level basis adjustments (4)		(43)			43	—
Total available-for-sale debt securities		170,607	155	(7,827)	(7,629)	162,978
Held-to-maturity debt securities:						
Securities of U.S. Treasury and federal agencies		3,794	—	(1,779)	(1,779)	2,015
Securities of U.S. states and political subdivisions		18,200	—	(3,342)	(3,342)	14,858
Federal agency mortgage-backed securities		193,982	—	(36,029)	(36,029)	157,953
Non-agency mortgage-backed securities (3)		1,364	50	(81)	(31)	1,333
Collateralized loan obligations		15,888	56	—	56	15,944
Other debt securities		1,720	—	(44)	(44)	1,676
Total held-to-maturity debt securities		234,948	106	(41,275)	(41,169)	193,779
Total	$	405,555	261	(49,102)	(48,798)	356,757

(1) Represents amortized cost of the securities, net of the ACL of $23 million and $34 million related to AFS debt securities at December 31, 2025 and 2024, respectively, and $95 million related to HTM debt securities at both December 31, 2025 and 2024.
(2) Includes investments in tax-exempt preferred debt securities issued by investment funds or trusts that predominantly invest in tax-exempt municipal securities. The amortized cost, net of the ACL, and fair value of these types of securities, was $2.5 billion at December 31, 2025, and $2.8 billion at December 31, 2024.
(3) Predominantly consists of commercial mortgage-backed securities at both December 31, 2025 and 2024.
(4) Represents fair value hedge basis adjustments related to active portfolio layer method hedges of AFS debt securities, which are not allocated to individual securities in the portfolio. For additional information, see Note 13 (Derivatives).

Table 2.2 details the breakout of purchases of and transfers to HTM debt securities by major category of security. The table excludes the transfer of HTM debt securities with a fair value of $23.2 billion to AFS debt securities in first quarter 2023 in connection with the adoption of ASU 2022-01.

Table 2.2: Held-to-Maturity Debt Securities Purchases and Transfers

			Year ended December 31,	
(in millions)		**2025**	2024	2023
Purchases of held-to-maturity debt securities (1):				
Federal agency mortgage-backed securities	$	**—**	—	4,225
Non-agency mortgage-backed securities		**216**	167	94
Total purchases of held-to-maturity debt securities		**216**	167	4,319
Transfers from available-for-sale debt securities to held-to-maturity debt securities (2):				
Federal agency mortgage-backed securities		**—**	—	3,687
Total transfers from available-for-sale debt securities to held-to-maturity debt securities	$	**—**	—	3,687

(1) Inclusive of non-cash purchases from securitization of loans held for sale (LHFS).
(2) Represents fair value as of the date of the transfers. Debt securities transferred from available-for-sale to held-to-maturity had pre-tax unrealized losses recognized in AOCI of $320 million for the year ended December 31, 2023, at the time of the transfers.

Table 2.3 shows the composition of interest income, provision for credit losses, and gross realized gains and losses from sales and impairment write-downs, if any, included in earnings related to AFS and HTM debt securities (pre-tax).

Table 2.3: Income Statement Impacts for Available-for-Sale and Held-to-Maturity Debt Securities

			Year ended December 31,	
(in millions)		**2025**	2024	2023
Interest income:				
Available-for-sale	$	**8,841**	6,489	5,202
Held-to-maturity		**5,134**	6,512	7,118
Total interest income		**13,975**	13,001	12,320
Provision for credit losses:				
Available-for-sale		**5**	44	(26)
Held-to-maturity		**1**	1	7
Total provision for credit losses		**6**	45	(19)
Realized gains and losses (1):				
Gross realized gains		**32**	32	37
Gross realized losses		**(176)**	(952)	(27)
Net realized gains (losses)	$	**(144)**	(920)	10

(1) Realized gains and losses relate to AFS debt securities. There were no realized gains or losses from HTM debt securities in all periods presented.

Credit Quality

We monitor credit quality of debt securities by evaluating various attributes and utilize such information in our evaluation of the appropriateness of the ACL for debt securities. The credit quality indicators that we most closely monitor include credit ratings and delinquency status and are based on information as of our financial statement date.

CREDIT RATINGS. Credit ratings express opinions about the credit quality of a debt security. We determine the credit rating of a security according to the lowest credit rating made available by national recognized statistical rating organizations (NRSROs). Debt securities rated investment grade (those with ratings similar to BBB-/Baa3 or above) as defined by NRSROs, are generally considered by the rating agencies and market participants to be low credit risk. Conversely, debt securities rated below investment grade, labeled as "speculative grade" by the rating agencies, are considered to be distinctively higher credit risk than investment grade debt securities. For debt securities not rated by NRSROs, we determine an internal credit grade of the debt securities (used for credit risk management purposes) equivalent to the credit ratings assigned by major credit agencies. Substantially all of our debt securities were rated by NRSROs at December 31, 2025 and 2024.

Table 2.4 shows the percentage of fair value of AFS debt securities and amortized cost of HTM debt securities determined to be rated investment grade, inclusive of securities rated based on internal credit grades.

Table 2.4: Investment Grade Debt Securities

	Available-for-Sale		Held-to-Maturity	
($ in millions)	Fair value	% investment grade	Amortized cost	% investment grade
December 31, 2025				
Total portfolio (1)	**$ 213,573**	**99%**	**$ 208,118**	**99%**
Breakdown by category:				
Securities of U.S. Treasury and federal agencies (2)	**$ 191,889**	**100%**	**$ 182,679**	**100%**
Securities of U.S. states and political subdivisions	**10,397**	**99**	**17,487**	**100**
Collateralized loan obligations (3)	**7,904**	**100**	**4,660**	**100**
All other debt securities (4)	**3,383**	**91**	**3,292**	**59**
December 31, 2024				
Total portfolio (1)	$ 162,978	99%	$ 235,043	99%
Breakdown by category:				
Securities of U.S. Treasury and federal agencies (2)	$ 146,314	100%	$ 197,777	100%
Securities of U.S. states and political subdivisions	12,035	99	18,210	100
Collateralized loan obligations (3)	2,202	100	15,904	100
All other debt securities (4)	2,427	89	3,152	61

(1) 99% were rated AA- and above at both December 31, 2025 and 2024.
(2) Includes federal agency mortgage-backed securities.
(3) 100% were rated AA- and above at both December 31, 2025 and 2024.
(4) Includes non-U.S. government, non-agency mortgage-backed, and all other debt securities.

DELINQUENCY STATUS AND NONACCRUAL DEBT SECURITIES. Debt security issuers that are delinquent in payment of amounts due under contractual debt agreements have a higher probability of recognition of credit losses. As part of our monitoring of the credit quality of the debt security portfolio, we consider whether debt securities we own are past due in payment of principal or interest payments and whether any securities have been placed into nonaccrual status.

Debt securities that are past due and still accruing or in nonaccrual status were insignificant at both December 31, 2025 and 2024. Net charge-offs on debt securities were insignificant for the years ended December 31, 2025 and 2024.

Unrealized Losses of Available-for-Sale Debt Securities

Table 2.5 shows the gross unrealized losses and fair value of AFS debt securities by length of time those individual securities in each category have been in a continuous loss position. Debt securities on which we have recognized credit impairment are categorized as being “less than 12 months” or “12 months or more” in a continuous loss position based on the point in time that the fair value declined to below the amortized cost basis, net of the allowance for credit losses.

Table 2.5: Gross Unrealized Losses and Fair Value – Available-for-Sale Debt Securities

	Less than 12 months		12 months or more		Total	
(in millions)	Gross unrealized losses (1)	Fair value	Gross unrealized losses (1)	Fair value	Gross unrealized losses (1)	Fair value
December 31, 2025						
Available-for-sale debt securities:						
Securities of U.S. Treasury and federal agencies	**$ —**	**—**	**(237)**	**6,119**	**(237)**	**6,119**
Securities of U.S. states and political subdivisions	**(5)**	**222**	**(338)**	**5,701**	**(343)**	**5,923**
Federal agency mortgage-backed securities	**(988)**	**11,307**	**(2,401)**	**37,377**	**(3,389)**	**48,684**
Non-agency mortgage-backed securities	**—**	**—**	**(18)**	**744**	**(18)**	**744**
Collateralized loan obligations	**(2)**	**1,776**	**—**	**—**	**(2)**	**1,776**
Other debt securities	**—**	**—**	**(2)**	**71**	**(2)**	**71**
Total available-for-sale debt securities	**$ (995)**	**13,305**	**(2,996)**	**50,012**	**(3,991)**	**63,317**
December 31, 2024						
Available-for-sale debt securities:						
Securities of U.S. Treasury and federal agencies	$ (77)	14,000	(430)	7,778	(507)	21,778
Securities of U.S. states and political subdivisions	(11)	748	(507)	7,215	(518)	7,963
Federal agency mortgage-backed securities	(1,465)	71,424	(5,293)	40,722	(6,758)	112,146
Non-agency mortgage-backed securities	(1)	22	(40)	1,307	(41)	1,329
Other debt securities	—	—	(3)	114	(3)	114
Total available-for-sale debt securities	$ (1,554)	86,194	(6,273)	57,136	(7,827)	143,330

(1) Gross unrealized losses exclude portfolio level basis adjustments.

We have assessed each debt security with gross unrealized losses included in the previous table for credit impairment. As part of that assessment we evaluated and concluded that we do not intend to sell any of the debt securities, and that it is more likely than not that we will not be required to sell, prior to recovery of the amortized cost basis. We evaluate, where necessary, whether credit impairment exists by comparing the present value of the expected cash flows to the debt securities’ amortized cost basis. Credit impairment is recognized as an ACL for debt securities.

For descriptions of the factors we consider when analyzing debt securities for impairment as well as methodology and significant inputs used to measure credit losses, see Note 1 (Summary of Significant Accounting Policies).

Contractual Maturities

Table 2.6 and Table 2.7 show the remaining contractual maturities of AFS and HTM debt securities, respectively.

Table 2.6: Contractual Maturities – Available-for-Sale Debt Securities

By remaining contractual maturity ($ in millions)	Total	Within one year	After one year through five years	After five years through ten years	After ten years
December 31, 2025					
Available-for-sale debt securities:					
Securities of U.S. Treasury and federal agencies					
Amortized cost, net	$ 51,738	1,337	8,890	40,188	1,323
Fair value	51,809	1,337	8,727	40,465	1,280
Weighted average yield	3.79%	3.92	2.44	4.16	1.44
Securities of U.S. states and political subdivisions					
Amortized cost, net	$ 10,706	896	3,143	2,721	3,946
Fair value	10,397	895	3,075	2,623	3,804
Weighted average yield	3.45%	3.61	2.90	3.57	3.76
Federal agency mortgage-backed securities					
Amortized cost, net	$ 142,022	2	176	3,938	137,906
Fair value	140,080	2	176	3,948	135,954
Weighted average yield	4.54%	2.02	4.05	4.40	4.54
Non-agency mortgage-backed securities					
Amortized cost, net	$ 2,141	—	—	44	2,097
Fair value	2,126	—	—	44	2,082
Weighted average yield	4.30%	—	—	4.30	4.30
Collateralized loan obligations					
Amortized cost, net	$ 7,895	—	5	332	7,558
Fair value	7,904	—	5	333	7,566
Weighted average yield	5.21%	—	5.86	5.45	5.20
Other debt securities					
Amortized cost, net	$ 1,198	964	168	43	23
Fair value	1,257	968	177	85	27
Weighted average yield	1.84%	0.89	7.08	3.26	0.56
Total available-for-sale debt securities					
Amortized cost, net (1)	$ 215,700	3,199	12,382	47,266	152,853
Fair value	213,573	3,202	12,160	47,498	150,713
Weighted average yield (2)	4.31%	2.92	2.64	4.15	4.52

(1) Amortized cost, net excludes portfolio level basis adjustments of $75 million.
(2) Weighted average yields are calculated using the effective yield method and are weighted based on amortized cost, net of ACL. The effective yield method is calculated using the contractual coupon and the impact of any premiums and discounts and is shown pre-tax. We have not included the effect of any related hedging derivatives. The effective yield for mortgage-backed securities excludes unscheduled principal payments, and remaining expected maturities will differ from contractual maturities because borrowers may have the right to prepay obligations before the underlying mortgages mature.

Table 2.7: Contractual Maturities – Held-to-Maturity Debt Securities

By remaining contractual maturity ($ in millions)	Total	Within one year	After one year through five years	After five years through ten years	After ten years
December 31, 2025					
Held-to-maturity debt securities:					
Securities of U.S. Treasury and federal agencies					
Amortized cost, net	$ 3,797	—	—	—	3,797
Fair value	2,050	—	—	—	2,050
Weighted average yield	1.60%	—	—	—	1.60
Securities of U.S. states and political subdivisions					
Amortized cost, net	$ 17,476	120	411	388	16,557
Fair value	14,208	119	405	378	13,306
Weighted average yield	2.48%	1.64	2.30	2.52	2.49
Federal agency mortgage-backed securities					
Amortized cost, net	$ 178,882	—	—	—	178,882
Fair value	151,608	—	—	—	151,608
Weighted average yield	2.35%	—	—	—	2.35
Non-agency mortgage-backed securities					
Amortized cost, net	$ 1,497	7	11	22	1,457
Fair value	1,540	10	20	24	1,486
Weighted average yield	3.79%	2.91	5.77	2.73	3.79
Collateralized loan obligations					
Amortized cost, net	$ 4,655	—	154	4,501	—
Fair value	4,674	—	155	4,519	—
Weighted average yield	5.55%	—	6.05	5.54	—
Other debt securities					
Amortized cost, net	$ 1,716	—	1,716	—	—
Fair value	1,717	—	1,717	—	—
Weighted average yield	5.27%	—	5.27	—	—
Total held-to-maturity debt securities					
Amortized cost, net	$ 208,023	127	2,292	4,911	200,693
Fair value	175,797	129	2,297	4,921	168,450
Weighted average yield (1)	2.45%	1.72	4.80	5.28	2.35

(1) Weighted average yields are calculated using the effective yield method and are weighted based on amortized cost, net of ACL. The effective yield method is calculated using the contractual coupon and the impact of any premiums and discounts and is shown pre-tax. We have not included the effect of any related hedging derivatives. The effective yield for mortgage-backed securities excludes unscheduled principal payments, and remaining expected maturities will differ from contractual maturities because borrowers may have the right to prepay obligations before the underlying mortgages mature.

Note 3: Loans and Related Allowance for Credit Losses

Table 3.1 presents total loans outstanding by portfolio segment and class of financing receivable. Loans are reported at their outstanding principal balances net of any unearned income, cumulative charge-offs, unamortized deferred fees and costs on originated loans, and unamortized premiums or discounts on purchased loans. These amounts were less than 1% of our total loans outstanding at both December 31, 2025 and 2024.

Outstanding balances exclude accrued interest receivable on loans, except for certain revolving loans, such as credit card loans. See Note 5 (Intangible Assets and Other Assets) for additional information on accrued interest receivable. Amounts considered to be uncollectible are reversed through interest income. During 2025, we reversed accrued interest receivable of $47 million for our commercial portfolio segment and $376 million for our consumer portfolio segment, compared with $41 million and $401 million, respectively, for 2024.

Table 3.1: Loans Outstanding

(in millions)		Dec 31, 2025	Dec 31, 2024
Commercial and industrial	$	452,068	381,241
Commercial real estate		132,284	136,505
Lease financing (1)		15,543	16,413
Total commercial		599,895	534,159
Residential mortgage		242,190	250,269
Credit card		59,540	56,542
Auto		50,487	42,367
Other consumer (2)		34,055	29,408
Total consumer		386,272	378,586
Total loans	$	986,167	912,745

(1) In May 2025, the Company announced it entered into an agreement to sell the assets of its rail car leasing business and transferred lease financing balances to loans held for sale. This sale closed on January 1, 2026, which included $1.0 billion of finance leases.
(2) Includes $26.2 billion and $21.4 billion at December 31, 2025 and 2024, respectively, of securities-based loans originated by the Wealth and Investment Management (WIM) operating segment.

Our non-U.S. loans are reported by respective class of financing receivable in the table above. Substantially all of our non-U.S. loan portfolio is commercial loans. Table 3.2 presents total non-U.S. commercial loans outstanding by class of financing receivable.

Table 3.2: Non-U.S. Commercial Loans Outstanding

(in millions)		Dec 31, 2025	Dec 31, 2024
Commercial and industrial	$	80,475	62,038
Commercial real estate		5,674	5,123
Lease financing		498	598
Total non-U.S. commercial loans	$	86,647	67,759

Loan Concentrations

Loan concentrations may exist when there are amounts loaned to borrowers engaged in similar activities or similar types of loans extended to a diverse group of borrowers that would cause them to be similarly impacted by economic or other conditions. Commercial and industrial loans and lease financing to borrowers in the financials except banks industry represented 21% and 17% of total loans at December 31, 2025 and 2024, respectively. At December 31, 2025 and 2024, we did not have concentrations representing 10% or more of our total loan portfolio in the commercial real estate (CRE) portfolios (real estate mortgage and real estate construction) by state or property type. Residential mortgage loans to borrowers in the state of California represented 11% and 12% of total loans at December 31, 2025 and 2024, respectively. These California loans are generally diversified among the larger metropolitan areas in California, with no single area consisting of more than 4% of total loans at both December 31, 2025 and 2024.

We continuously monitor changes in real estate values and underlying economic or market conditions for the geographic areas of our residential mortgage portfolio as part of our credit risk management process.

Some of our residential mortgage loans include an interest-only feature as part of the loan terms. These interest-only loans were approximately 2% of total loans at both December 31, 2025 and 2024. Substantially all of these interest-only loans at origination were considered to be prime or near prime. We do not offer option adjustable-rate mortgage (ARM) products, nor do we offer variable-rate mortgage products with fixed payment amounts, commonly referred to within the financial services industry as negative amortizing mortgage loans.

Loan Purchases, Sales, and Transfers

Table 3.3 presents the proceeds paid or received for purchases and sales of loans and transfers from loans held for investment to LHFS. The table excludes loans for which we have elected the fair value option and government insured/guaranteed loans because their loan activity normally does not impact the ACL.

Table 3.3: Loan Purchases, Sales, and Transfers

	Year ended December 31,					
	2025			2024		
(in millions)	**Commercial**	**Consumer**	**Total**	Commercial	Consumer	Total
Purchases	**$ 1,648**	**7**	**1,655**	839	4	843
Sales and net transfers (to)/from LHFS	**(4,483)**	**(155)**	**(4,638)**	(2,662)	(194)	(2,856)

Unfunded Credit Commitments

Unfunded credit commitments are legally binding agreements to lend to customers with terms covering usage of funds, contractual interest rates, expiration dates, and any required collateral. Our commercial lending commitments include, but are not limited to, (i) commitments for working capital and general corporate purposes, (ii) financing to customers who warehouse financial assets secured by real estate, consumer, or corporate loans, (iii) financing that is expected to be syndicated or replaced with other forms of long-term financing, and (iv) commercial real estate lending. We also originate multipurpose lending commitments under which commercial customers have the option to draw on the facility in one of several forms, including the issuance of letters of credit, which reduces the unfunded commitment amounts of the facility.

The maximum credit risk for these commitments will generally be lower than the contractual amount because these commitments may expire without being used or may be cancelled at the customer's request. We may reduce or cancel lines of credit in accordance with the contracts and applicable law. Our credit risk monitoring activities include managing the amount of commitments, both to individual customers and in total, and the size and maturity structure of these commitments. We do not recognize an ACL for commitments that are unconditionally cancellable at our discretion.

We issue commercial letters of credit to assist customers in purchasing goods or services, typically for international trade. At December 31, 2025 and 2024, we had $1.2 billion and $968 million, respectively, of outstanding issued commercial letters of credit. See Note 16 (Guarantees and Other Commitments) for additional information on issued standby letters of credit.

We may be a fronting bank, whereby we act as a representative for other lenders, and advance funds or provide for the issuance of letters of credit under syndicated loan or letter of credit agreements. Any advances are generally repaid in less than a week and would normally require default of both the customer and another lender to expose us to loss.

The contractual amount of our unfunded credit commitments, including unissued letters of credit, is summarized in Table 3.4. The table is presented net of commitments syndicated to others, including the fronting arrangements described above, and excludes issued letters of credit and discretionary amounts where our approval or consent is required prior to any loan funding or commitment increase.

Table 3.4: Unfunded Credit Commitments

(in millions)	**Dec 31, 2025**	Dec 31, 2024
Commercial and industrial	**$ 445,910**	401,947
Commercial real estate	**15,369**	12,505
Total commercial	**461,279**	414,452
Residential mortgage (1)	**17,496**	23,872
Credit card	**180,563**	163,256
Other consumer	**7,397**	7,985
Total consumer	**205,456**	195,113
Total unfunded credit commitments	**$ 666,735**	609,565

(1) Includes lines of credit totaling $15.2 billion and $22.5 billion as of December 31, 2025 and 2024, respectively.

Allowance for Credit Losses

Table 3.5 presents the ACL for loans, which consists of the allowance for loan losses and the allowance for unfunded credit commitments. Total net loan charge-offs decreased $778 million from December 31, 2024, due to lower losses in our commercial real estate portfolio driven by the office property type and lower losses in our auto and other consumer portfolios. The ACL for loans decreased $299 million from December 31, 2024, reflecting improved credit performance for commercial real estate loans, partially offset by a higher allowance for commercial and industrial and auto loans due to portfolio growth.

Table 3.5: Allowance for Credit Losses for Loans

	Year ended December 31,	
($ in millions)	**2025**	2024
Balance, beginning of period	**$ 14,636**	15,088
Provision for credit losses	**3,690**	4,330
Loan charge-offs:		
Commercial and industrial	**(704)**	(729)
Commercial real estate	**(497)**	(945)
Lease financing	**(50)**	(52)
Total commercial	**(1,251)**	(1,726)
Residential mortgage	**(69)**	(64)
Credit card	**(2,963)**	(2,842)
Auto	**(453)**	(652)
Other consumer	**(459)**	(560)
Total consumer	**(3,944)**	(4,118)
Total loan charge-offs	**(5,195)**	(5,844)
Loan recoveries:		
Commercial and industrial	**129**	132
Commercial real estate	**76**	42
Lease financing	**13**	17
Total commercial	**218**	191
Residential mortgage	**122**	133
Credit card	**537**	387
Auto	**249**	296
Other consumer	**75**	65
Total consumer	**983**	881
Total loan recoveries	**1,201**	1,072
Net loan charge-offs	**(3,994)**	(4,772)
Other	**5**	(10)
Balance, end of period	**$ 14,337**	14,636
Components:		
Allowance for loan losses	**$ 13,797**	14,183
Allowance for unfunded credit commitments	**540**	453
Allowance for credit losses	**$ 14,337**	14,636
Net loan charge-offs as a percentage of average total loans	**0.43%**	0.52
Allowance for loan losses as a percentage of total loans	**1.40**	1.55
Allowance for credit losses for loans as a percentage of total loans	**1.45**	1.60

Table 3.6 summarizes the activity in the ACL by our commercial and consumer portfolio segments.

Table 3.6: Allowance for Credit Losses for Loans Activity by Portfolio Segment

	Year ended December 31,					
			2025			2024
(in millions)	**Commercial**	**Consumer**	**Total**	Commercial	Consumer	Total
Balance, beginning of period	**$ 7,946**	**6,690**	**14,636**	8,412	6,676	15,088
Provision for credit losses	**539**	**3,151**	**3,690**	1,079	3,251	4,330
Loan charge-offs	**(1,251)**	**(3,944)**	**(5,195)**	(1,726)	(4,118)	(5,844)
Loan recoveries	**218**	**983**	**1,201**	191	881	1,072
Net loan charge-offs	**(1,033)**	**(2,961)**	**(3,994)**	(1,535)	(3,237)	(4,772)
Other	**5**	**—**	**5**	(10)	—	(10)
Balance, end of period	**$ 7,457**	**6,880**	**14,337**	7,946	6,690	14,636

Credit Quality

We monitor credit quality by evaluating various attributes and utilize such information in our evaluation of the appropriateness of the ACL for loans. The following sections provide the credit quality indicators we most closely monitor. The credit quality indicators are generally based on information as of our financial statement date.

COMMERCIAL CREDIT QUALITY INDICATORS. We manage a consistent process for assessing commercial loan credit quality. Commercial loans are generally subject to individual risk assessment using our internal borrower and collateral quality ratings, which is our primary credit quality indicator. Our ratings are aligned to regulatory definitions of pass and criticized categories with the criticized segmented among special mention, substandard, doubtful, and loss categories.

Table 3.7 provides the outstanding balances of our commercial loan portfolio by risk category and credit quality information by origination year for term loans. Revolving loans may convert to term loans as a result of a contractual provision in the original loan agreement or if modified for a borrower experiencing financial difficulty. At December 31, 2025, we had $568.9 billion and $31.0 billion of pass and criticized commercial loans, respectively. Gross charge-offs by loan class are included in the following table for the years ended December 31, 2025 and 2024.

Table 3.7: Commercial Loan Categories by Risk Categories and Vintage

	Term loans by origination year								
(in millions)	2025	2024	2023	2022	2021	Prior	Revolving loans	Revolving loans converted to term loans	Total
December 31, 2025									
Commercial and industrial									
Pass	**$ 84,419**	**23,611**	**11,947**	**12,544**	**7,248**	**12,455**	**285,207**	**13**	**437,444**
Criticized	**1,383**	**732**	**931**	**785**	**263**	**459**	**10,071**	**—**	**14,624**
Total commercial and industrial	**85,802**	**24,343**	**12,878**	**13,329**	**7,511**	**12,914**	**295,278**	**13**	**452,068**
Gross charge-offs (1)	**54**	**56**	**42**	**26**	**27**	**14**	**485**	**—**	**704**
Commercial real estate									
Pass	**40,934**	**10,799**	**8,246**	**16,051**	**11,863**	**21,690**	**7,588**	**55**	**117,226**
Criticized	**3,803**	**1,402**	**1,182**	**3,591**	**3,014**	**2,007**	**59**	**—**	**15,058**
Total commercial real estate	**44,737**	**12,201**	**9,428**	**19,642**	**14,877**	**23,697**	**7,647**	**55**	**132,284**
Gross charge-offs	**104**	**52**	**38**	**61**	**117**	**123**	**2**	**—**	**497**
Lease financing									
Pass	**4,566**	**3,295**	**3,254**	**1,524**	**768**	**812**	**—**	**—**	**14,219**
Criticized	**401**	**369**	**318**	**146**	**51**	**39**	**—**	**—**	**1,324**
Total lease financing	**4,967**	**3,664**	**3,572**	**1,670**	**819**	**851**	**—**	**—**	**15,543**
Gross charge-offs	**3**	**11**	**17**	**10**	**5**	**4**	**—**	**—**	**50**
Total commercial loans	**$ 135,506**	**40,208**	**25,878**	**34,641**	**23,207**	**37,462**	**302,925**	**68**	**599,895**

	Term loans by origination year								
(in millions)	2024	2023	2022	2021	2020	Prior	Revolving loans	Revolving loans converted to term loans	Total
December 31, 2024									
Commercial and industrial									
Pass	$ 46,670	23,891	23,142	13,883	4,963	10,892	241,365	1,247	366,053
Criticized	909	899	1,644	803	139	774	9,990	30	15,188
Total commercial and industrial	47,579	24,790	24,786	14,686	5,102	11,666	251,355	1,277	381,241
Gross charge-offs (1)	79	107	26	39	8	7	463	—	729
Commercial real estate									
Pass	22,021	11,432	25,314	21,096	8,193	23,121	5,872	179	117,228
Criticized	3,396	1,847	5,427	4,240	1,478	2,616	273	—	19,277
Total commercial real estate	25,417	13,279	30,741	25,336	9,671	25,737	6,145	179	136,505
Gross charge-offs	81	78	124	158	145	359	—	—	945
Lease financing									
Pass	4,516	4,628	2,681	1,457	573	1,290	—	—	15,145
Criticized	391	382	250	103	66	76	—	—	1,268
Total lease financing	4,907	5,010	2,931	1,560	639	1,366	—	—	16,413
Gross charge-offs	3	17	14	10	5	3	—	—	52
Total commercial loans	$ 77,903	43,079	58,458	41,582	15,412	38,769	257,500	1,456	534,159

(1) Includes charge-offs on overdrafts, which are generally charged-off at 60 days past due.

Table 3.8 provides days past due (DPD) information for commercial loans, which we monitor as part of our credit risk management practices; however, delinquency is not a primary credit quality indicator for commercial loans.

Table 3.8: Commercial Loan Categories by Delinquency Status

		Still accruing			
(in millions)	Current-29 DPD	30-89 DPD	90+ DPD	Nonaccrual loans	Total commercial loans
December 31, 2025					
Commercial and industrial	**$ 449,764**	**872**	**120**	**1,312**	**452,068**
Commercial real estate	**127,432**	**722**	**251**	**3,879**	**132,284**
Lease financing	**15,242**	**226**	**—**	**75**	**15,543**
Total commercial loans	**$ 592,438**	**1,820**	**371**	**5,266**	**599,895**
December 31, 2024					
Commercial and industrial	$ 379,147	794	537	763	381,241
Commercial real estate	131,794	472	468	3,771	136,505
Lease financing	16,156	173	—	84	16,413
Total commercial loans	$ 527,097	1,439	1,005	4,618	534,159

CONSUMER CREDIT QUALITY INDICATORS. We have various classes of consumer loans that present unique credit risks. Loan delinquency, Fair Isaac Corporation (FICO) credit scores and loan-to-value (LTV) for residential mortgage loans are the primary credit quality indicators that we monitor and utilize in our evaluation of the appropriateness of the ACL for the consumer loan portfolio segment.

Many of our loss estimation techniques used for the ACL for loans rely on delinquency-based models; therefore, delinquency is an important indicator of credit quality in the establishment of our ACL for consumer loans.

We obtain FICO scores at loan origination and the scores are generally updated at least quarterly, except in limited circumstances, including compliance with the Fair Credit Reporting Act (FCRA). FICO scores are not available for certain loan types or may not be required if we deem it unnecessary due to strong collateral and other borrower attributes.

LTV is the ratio of the outstanding loan balance divided by the property collateral value. For junior lien mortgages, we use the total combined loan balance of first and junior liens, including unused line of credit amounts. We generally obtain property collateral values through home valuation models and indices. We update LTVs on a quarterly basis. Certain loans do not have an LTV due to a lack of industry data availability or are portfolios acquired from or serviced by other institutions.

Gross charge-offs by loan class are included in the following tables for the years ended December 31, 2025 and 2024.

Credit quality information is provided with the year of origination for term loans. Revolving loans may convert to term loans as a result of a contractual provision in the original loan agreement or if modified for a borrower experiencing financial difficulty.

Table 3.9 provides the outstanding balances of our residential mortgage loans by our primary credit quality indicators.

Table 3.9: Credit Quality Indicators for Residential Mortgage Loans by Vintage

				Term loans by origination year					
(in millions)	2025	2024	2023	2022	2021	Prior	Revolving loans	Revolving loans converted to term loans	Total
December 31, 2025									
By delinquency status:									
Current-29 DPD	**$ 16,684**	**8,093**	**10,109**	**40,678**	**55,583**	**93,805**	**3,852**	**6,326**	**235,130**
30-89 DPD	**8**	**4**	**10**	**83**	**81**	**572**	**13**	**124**	**895**
90+ DPD	**—**	**6**	**7**	**51**	**57**	**329**	**6**	**140**	**596**
Government insured/guaranteed loans (1)	**2**	**2**	**6**	**6**	**20**	**5,533**	**—**	**—**	**5,569**
Total	**$ 16,694**	**8,105**	**10,132**	**40,818**	**55,741**	**100,239**	**3,871**	**6,590**	**242,190**
By updated FICO:									
740+	**$ 15,739**	**7,606**	**9,518**	**37,588**	**52,338**	**83,614**	**3,078**	**4,028**	**213,509**
700-739	**678**	**314**	**348**	**1,888**	**2,043**	**5,078**	**393**	**848**	**11,590**
660-699	**168**	**102**	**138**	**722**	**794**	**2,242**	**183**	**524**	**4,873**
620-659	**49**	**10**	**40**	**269**	**202**	**900**	**63**	**252**	**1,785**
<620	**5**	**5**	**16**	**157**	**147**	**1,194**	**82**	**434**	**2,040**
No FICO available	**53**	**66**	**66**	**188**	**197**	**1,678**	**72**	**504**	**2,824**
Government insured/guaranteed loans (1)	**2**	**2**	**6**	**6**	**20**	**5,533**	**—**	**—**	**5,569**
Total	**$ 16,694**	**8,105**	**10,132**	**40,818**	**55,741**	**100,239**	**3,871**	**6,590**	**242,190**
By updated LTV:									
0-80%	**$ 15,501**	**7,473**	**9,687**	**38,247**	**55,218**	**94,237**	**3,825**	**6,502**	**230,690**
80.01-100%	**1,152**	**573**	**394**	**2,434**	**437**	**283**	**27**	**56**	**5,356**
>100% (2)	**7**	**22**	**25**	**93**	**34**	**40**	**8**	**12**	**241**
No LTV available	**32**	**35**	**20**	**38**	**32**	**146**	**11**	**20**	**334**
Government insured/guaranteed loans (1)	**2**	**2**	**6**	**6**	**20**	**5,533**	**—**	**—**	**5,569**
Total	**$ 16,694**	**8,105**	**10,132**	**40,818**	**55,741**	**100,239**	**3,871**	**6,590**	**242,190**
Gross charge-offs	**$ —**	**1**	**1**	**7**	**8**	**29**	**2**	**21**	**69**

				Term loans by origination year					
(in millions)	2024	2023	2022	2021	2020	Prior	Revolving loans	Revolving loans converted to term loans	Total
December 31, 2024									
By delinquency status:									
Current-29 DPD	$ 10,780	11,611	43,482	59,206	32,964	71,302	5,910	6,319	241,574
30-89 DPD	19	15	69	55	22	636	27	142	985
90+ DPD	—	8	43	23	10	338	19	172	613
Government insured/guaranteed loans (1)	2	10	17	41	94	6,933	—	—	7,097
Total	$ 10,801	11,644	43,611	59,325	33,090	79,209	5,956	6,633	250,269
By updated FICO:									
740+	$ 10,231	10,931	40,431	55,880	31,150	61,856	4,671	3,917	219,067
700-739	411	448	1,978	2,208	1,165	4,601	635	882	12,328
660-699	93	151	756	775	411	2,196	314	533	5,229
620-659	27	52	196	172	101	944	103	287	1,882
<620	2	15	139	130	56	1,209	133	449	2,133
No FICO available	35	37	94	119	113	1,470	100	565	2,533
Government insured/guaranteed loans (1)	2	10	17	41	94	6,933	—	—	7,097
Total	$ 10,801	11,644	43,611	59,325	33,090	79,209	5,956	6,633	250,269
By updated LTV:									
0-80%	$ 10,360	11,089	40,341	58,434	32,727	71,821	5,874	6,521	237,167
80.01-100%	398	482	3,088	758	193	259	61	72	5,311
>100% (2)	9	38	121	53	20	49	10	17	317
No LTV available	32	25	44	39	56	147	11	23	377
Government insured/guaranteed loans (1)	2	10	17	41	94	6,933	—	—	7,097
Total	$ 10,801	11,644	43,611	59,325	33,090	79,209	5,956	6,633	250,269
Gross charge-offs	$ —	—	—	1	2	27	2	32	64

(1) Represents residential mortgage loans whose repayments are insured or guaranteed by U.S. government agencies, such as the Federal Housing Administration (FHA) or the Department of Veterans Affairs (VA). Loans insured/guaranteed by U.S. government agencies and 90+ DPD totaled $1.7 billion and $2.8 billion at December 31, 2025 and 2024, respectively.
(2) Reflects total loan balances with LTV amounts in excess of 100%. In the event of default, the loss content would generally be limited to only the amount in excess of 100% LTV.

Table 3.10 provides the outstanding balances of our credit card loan portfolio by primary credit quality indicators.

The revolving loans converted to term loans in the credit card loan category represent credit card loans with modified terms that require payment over a specific term.

Table 3.10: Credit Quality Indicators for Credit Card Loans

			December 31, 2025			December 31, 2024
(in millions)	Revolving loans	Revolving loans converted to term loans	Total	Revolving loans	Revolving loans converted to term loans	Total
By delinquency status:						
Current-29 DPD	$ 57,322	622	57,944	54,389	535	54,924
30-89 DPD	718	65	783	699	67	766
90+ DPD	781	32	813	815	37	852
Total	$ 58,821	719	59,540	55,903	639	56,542
By updated FICO:						
740+	$ 23,443	37	23,480	21,784	28	21,812
700-739	12,713	91	12,804	12,359	74	12,433
660-699	11,267	155	11,422	11,093	132	11,225
620-659	5,472	136	5,608	5,356	117	5,473
<620	5,736	298	6,034	5,161	286	5,447
No FICO available	190	2	192	150	2	152
Total	$ 58,821	719	59,540	55,903	639	56,542
Gross charge-offs	$ 2,758	205	2,963	2,669	173	2,842

Table 3.11 provides the outstanding balances of our Auto loan portfolio by primary credit quality indicators.

Table 3.11: Credit Quality Indicators for Auto Loans by Vintage

		Term loans by origination year						
(in millions)		2025	2024	2023	2022	2021	Prior	Total
December 31, 2025								
By delinquency status:								
Current-29 DPD	**$**	**26,413**	**8,993**	**5,560**	**4,728**	**3,357**	**654**	**49,705**
30-89 DPD		**115**	**61**	**60**	**187**	**227**	**72**	**722**
90+ DPD		**10**	**5**	**5**	**16**	**18**	**6**	**60**
Total	**$**	**26,538**	**9,059**	**5,625**	**4,931**	**3,602**	**732**	**50,487**
By updated FICO:								
740+	**$**	**14,805**	**5,654**	**3,708**	**2,429**	**1,430**	**219**	**28,245**
700-739		**4,376**	**1,419**	**749**	**630**	**443**	**87**	**7,704**
660-699		**3,411**	**1,003**	**507**	**534**	**409**	**87**	**5,951**
620-659		**2,039**	**460**	**248**	**370**	**314**	**72**	**3,503**
<620		**1,892**	**504**	**410**	**950**	**983**	**258**	**4,997**
No FICO available		**15**	**19**	**3**	**18**	**23**	**9**	**87**
Total	**$**	**26,538**	**9,059**	**5,625**	**4,931**	**3,602**	**732**	**50,487**
Gross charge-offs	**$**	**29**	**41**	**47**	**160**	**149**	**27**	**453**

		Term loans by origination year						
(in millions)		2024	2023	2022	2021	2020	Prior	Total
December 31, 2024								
By delinquency status:								
Current-29 DPD	$	13,846	9,175	8,415	7,205	2,042	684	41,367
30-89 DPD		32	63	270	380	122	60	927
90+ DPD		2	5	25	31	7	3	73
Total	$	13,880	9,243	8,710	7,616	2,171	747	42,367
By updated FICO:								
740+	$	8,758	6,197	4,358	3,199	841	249	23,602
700-739		2,483	1,307	1,188	1,020	307	101	6,406
660-699		1,689	864	1,028	930	280	95	4,886
620-659		623	401	667	661	198	72	2,622
<620		319	455	1,450	1,775	529	223	4,751
No FICO available		8	19	19	31	16	7	100
Total	$	13,880	9,243	8,710	7,616	2,171	747	42,367
Gross charge-offs	$	10	48	246	270	55	23	652

Table 3.12 provides the outstanding balances of our Other consumer loans portfolio by primary credit quality indicators.

Table 3.12: Credit Quality Indicators for Other Consumer Loans by Vintage

	Term loans by origination year								
(in millions)	2025	2024	2023	2022	2021	Prior	Revolving loans	Revolving loans converted to term loans	Total
December 31, 2025									
By delinquency status:									
Current-29 DPD	**$ 2,134**	**967**	**926**	**565**	**137**	**52**	**29,074**	**103**	**33,958**
30-89 DPD	**9**	**8**	**15**	**9**	**2**	**2**	**11**	**5**	**61**
90+ DPD	**3**	**3**	**6**	**4**	**1**	**—**	**12**	**7**	**36**
Total	**$ 2,146**	**978**	**947**	**578**	**140**	**54**	**29,097**	**115**	**34,055**
By updated FICO:									
740+	**$ 1,493**	**612**	**389**	**205**	**62**	**22**	**784**	**34**	**3,601**
700-739	**357**	**179**	**184**	**98**	**21**	**8**	**396**	**16**	**1,259**
660-699	**162**	**101**	**164**	**97**	**20**	**6**	**300**	**11**	**861**
620-659	**39**	**32**	**72**	**47**	**10**	**3**	**112**	**10**	**325**
<620	**24**	**33**	**91**	**66**	**13**	**5**	**132**	**17**	**381**
No FICO available (1)	**71**	**21**	**47**	**65**	**14**	**10**	**27,373**	**27**	**27,628**
Total	**$ 2,146**	**978**	**947**	**578**	**140**	**54**	**29,097**	**115**	**34,055**
Gross charge-offs (2)	**$ 147**	**68**	**100**	**63**	**13**	**3**	**58**	**7**	**459**

	Term loans by origination year								
(in millions)	2024	2023	2022	2021	2020	Prior	Revolving loans	Revolving loans converted to term loans	Total
December 31, 2024									
By delinquency status:									
Current-29 DPD	$ 1,860	1,835	1,160	286	80	59	23,903	112	29,295
30-89 DPD	5	23	17	3	1	2	14	6	71
90+ DPD	2	9	7	2	—	1	13	8	42
Total	$ 1,867	1,867	1,184	291	81	62	23,930	126	29,408
By updated FICO:									
740+	$ 1,360	868	452	119	48	26	961	41	3,875
700-739	280	368	207	50	14	10	433	17	1,379
660-699	110	304	201	44	6	8	335	17	1,025
620-659	24	114	93	29	3	5	127	11	406
<620	14	120	112	29	4	7	138	16	440
No FICO available (1)	79	93	119	20	6	6	21,936	24	22,283
Total	$ 1,867	1,867	1,184	291	81	62	23,930	126	29,408
Gross charge-offs (2)	$ 150	165	127	31	5	6	66	10	560

(1) Substantially all loans are revolving securities-based loans originated by the WIM operating segment and therefore do not require a FICO score.
(2) Includes charge-offs on overdrafts, which are generally charged-off at 60 days past due.

NONACCRUAL LOANS. Table 3.13 provides loans on nonaccrual status. Nonaccrual loans may have an ACL or a negative allowance for credit losses from expected recoveries of amounts previously written off.

Table 3.13: Nonaccrual Loans

	Outstanding balance				Recognized interest income	
	Nonaccrual loans		Nonaccrual loans without related allowance for credit losses (1)		Year ended December 31,	
(in millions)	**Dec 31, 2025**	Dec 31, 2024	**Dec 31, 2025**	Dec 31, 2024	**2025**	2024
Commercial and industrial	$ **1,312**	763	**138**	2	**19**	29
Commercial real estate	**3,879**	3,771	**575**	41	**59**	25
Lease financing	**75**	84	**18**	17	**—**	—
Total commercial	**5,266**	4,618	**731**	60	**78**	54
Residential mortgage	**2,838**	2,991	**1,888**	1,887	**170**	177
Auto	**70**	89	**—**	—	**11**	14
Other consumer	**27**	32	**—**	—	**4**	4
Total consumer	**2,935**	3,112	**1,888**	1,887	**185**	195
Total nonaccrual loans	$ **8,201**	7,730	**2,619**	1,947	**263**	249

(1) Nonaccrual loans may not have an allowance for credit losses if the loss expectations are zero given the related collateral value.

LOANS IN PROCESS OF FORECLOSURE. Our recorded investment in consumer mortgage loans collateralized by residential real estate property that are in process of foreclosure was $525 million and $705 million at December 31, 2025 and 2024, respectively, which included $383 million and $540 million, respectively, of loans that are government insured/guaranteed. Under the Consumer Financial Protection Bureau guidelines, we do not commence the foreclosure process on residential mortgage loans until after the loan is 120 days delinquent. Foreclosure procedures and timelines vary depending on whether the property address resides in a judicial or non-judicial state. Judicial states require the foreclosure to be processed through the state's courts while non-judicial states are processed without court intervention. Foreclosure timelines vary according to state law.

LOANS 90 DAYS OR MORE PAST DUE AND STILL ACCRUING. Certain loans 90 days or more past due are still accruing, because they are (1) well-secured and in the process of collection or (2) residential mortgage or consumer loans exempt under regulatory rules from being classified as nonaccrual until later delinquency, usually 120 days past due.

Table 3.14 shows loans 90 days or more past due and still accruing by class for loans not government insured/guaranteed.

Table 3.14: Loans 90 Days or More Past Due and Still Accruing

(in millions)	**Dec 31, 2025**	Dec 31, 2024
Total:	$ **3,000**	4,802
Less: government insured/guaranteed loans (1)	**1,688**	2,801
Total, not government insured/guaranteed	$ **1,312**	2,001
By segment and class, not government insured/guaranteed:		
Commercial and industrial	$ **120**	537
Commercial real estate	**251**	468
Total commercial	**371**	1,005
Residential mortgage	**47**	39
Credit card	**813**	852
Auto	**52**	71
Other consumer	**29**	34
Total consumer	**941**	996
Total, not government insured/guaranteed	$ **1,312**	2,001

(1) Represents residential mortgage loans whose repayments are insured or guaranteed by U.S. government agencies, such as the FHA or the VA.

LOAN MODIFICATIONS TO BORROWERS EXPERIENCING FINANCIAL DIFFICULTY. We may agree to modify the contractual terms of a loan to a borrower experiencing financial difficulty.

Our commercial loan modifications vary based on the borrower's request and are evaluated by our credit teams on an individual basis. At the time of modification, we may require that the borrower provide additional economic support, such as partial repayment, additional collateral, or guarantees.

Our consumer loan modifications vary based upon the loan product and the modification program offered to the borrower, and generally achieve payment terms that are more affordable to the borrower and, as a result, increase the likelihood of full repayment of principal and interest.

Our residential mortgage loan modification programs may include a short-term payment deferral based upon the borrower's demonstrated hardship, up to 12 months. If additional assistance is needed after 12 months, the borrower may request another loan modification. Modifications may also include a trial payment period of three months to determine if the borrower can perform in accordance with the proposed permanent loan modification terms. Loans in a trial payment period continue to advance through delinquency status and accrue interest according to their original terms.

Credit card loan modifications result in a reduction in the credit card interest rate and may be offered on a short-term or long-term basis. A short-term interest rate reduction program reduces the borrower's interest rate for 12 months. A long-term interest rate reduction program provides a reduction of the interest rate over a fixed five-year term. During the modification period, the borrower's revolving charge privileges are revoked.

Auto loan modifications generally include insignificant payment deferrals over the loan term (e.g., three months or less).

The following disclosures provide information on loan modifications in the form of principal forgiveness, interest rate reductions, other-than-insignificant (e.g., greater than three months) payment delays, term extensions or a combination of these modifications, as well as the financial effects of these modifications, and loan performance in the 12 months following the modification. Loans that both modify and are paid off or charged-off during the period are not included in the disclosures below. These disclosures do not include loans discharged by a bankruptcy court as the only concession, which were insignificant for the years ended December 31, 2025, 2024, and 2023.

Table 3.15 presents the outstanding balance of commercial loans modified during the periods presented and the related financial effects of these modifications.

Table 3.15: Commercial Loan Modifications and Financial Effects

			Year ended December 31,	
($ in millions)		**2025**	2024	2023
Commercial and industrial modifications:				
Term extension	$	**718**	503	286
All other modifications and combinations		**129**	152	144
Total commercial and industrial modifications	$	**847**	655	430
Total commercial and industrial modifications as a % of loan class		**0.19 %**	0.17	0.11
Financial effects:				
Weighted average term extension (months)		**15**	25	15
Commercial real estate modifications:				
Term extension	$	**1,580**	2,085	458
All other modifications and combinations		**151**	336	9
Total commercial real estate modifications	$	**1,731**	2,421	467
Total commercial real estate modifications as a % of loan class		**1.31 %**	1.77	0.31
Financial effects:				
Weighted average term extension (months)		**25**	25	24

Commercial loans that received a modification during the years ended December 31, 2025, 2024, and 2023, and subsequently defaulted in the period were insignificant. Defaults that occur on commercial modifications are reported based on a payment default definition of 90 days past due.

Table 3.16 provides past due information on commercial loans that received a modification during the years presented, and the amount of related gross charge-offs during these periods. For loan modifications that include a payment deferral, payment performance is not included in the table below until the loan exits the deferral period and payments resume.

Table 3.16: Payment Performance of Commercial Loan Modifications

	By delinquency status				Gross charge-offs
(in millions)	Current-29 DPD	30-89 DPD	90+ DPD	Total	Year ended
December 31, 2025					
Commercial and industrial	**$ 837**	**34**	**15**	**886**	**93**
Commercial real estate	**1,907**	**142**	**113**	**2,162**	**123**
Total commercial	**$ 2,744**	**176**	**128**	**3,048**	**216**
December 31, 2024					
Commercial and industrial	$ 609	35	28	672	112
Commercial real estate	2,292	94	37	2,423	13
Total commercial	$ 2,901	129	65	3,095	125
December 31, 2023					
Commercial and industrial	$ 308	8	8	324	45
Commercial real estate	380	87	—	467	2
Total commercial	$ 688	95	8	791	47

Table 3.17 presents the outstanding balance of consumer loans modified during the periods presented and the related financial effects of these modifications. Modified loans within the Auto and Other consumer loan classes were insignificant for the periods presented, and accordingly, are excluded from the following tables and disclosures.

Loans in a trial payment period are not included in the following loan modification disclosures until the borrower has successfully completed the trial period and the loan modification is formally executed. Residential mortgage loans in a trial payment period totaled $110 million, $98 million, and $109 million at December 31, 2025, 2024, and 2023, respectively.

Table 3.17: Consumer Loan Modifications and Financial Effects

	Year ended December 31,		
($ in millions)	**2025**	2024	2023
Residential mortgage modifications (1):			
Payment delay	**$ 601**	363	472
Term extension	**31**	35	67
Term extension and payment delay	**106**	89	88
Interest rate reduction, term extension, and payment delay	**48**	45	80
All other modifications and combinations	**32**	39	57
Total residential mortgage modifications	**$ 818**	571	764
Total residential mortgage modifications as a % of loan class	**0.34 %**	0.23	0.29
Financial effects:			
Weighted average interest rate reduction	**1.45 %**	1.70	1.65
Weighted average payments deferred (months) (2)	**8**	6	5
Weighted average term extension (years)	**10.6**	10.8	9.8
Credit card modifications:			
Interest rate reduction	**$ 935**	772	459
Total credit card modifications	**$ 935**	772	459
Total credit card modifications as a % of loan class	**1.57 %**	1.37	0.88
Financial effects:			
Weighted average interest rate reduction	**21.34 %**	22.04	21.63

(1) Payment delay modifications include loan modifications that defer a set amount of principal to the end of the loan term. The outstanding balance of loans with principal deferred to the end of the loan term was $368 million, $344 million, and $292 million for the years ended December 31, 2025, 2024, and 2023, respectively.

(2) Excludes the financial effects of loans with a set amount of principal deferred to the end of the loan term. The weighted average period of principal deferred was 24.5 years, 24.6 years, and 25.4 years for the years ended December 31, 2025, 2024, and 2023, respectively.

Consumer loans that received a modification during the years ended December 31, 2025, 2024, and 2023, and subsequently defaulted in the period totaled $225 million, $212 million, and $280 million, respectively. Defaults that occur on consumer modifications are reported based on a payment default definition of 60 days past due.

Table 3.18 provides past due information on consumer loan modifications during the years presented, and the related gross charge-offs that occurred on these modifications during these periods.

Table 3.18: Payment Performance of Consumer Loan Modifications

	By delinquency status				Gross charge-offs
(in millions)	Current-29 DPD	30-89 DPD	90+ DPD	Total	Year ended
December 31, 2025					
Residential mortgage (1)	**$ 449**	**107**	**102**	**658**	**11**
Credit card (2)	**861**	**124**	**92**	**1,077**	**226**
Total consumer	**$ 1,310**	**231**	**194**	**1,735**	**237**
December 31, 2024					
Residential mortgage (1)	$ 349	126	93	568	7
Credit card (2)	644	123	87	854	180
Total consumer	$ 993	249	180	1,422	187
December 31, 2023					
Residential mortgage (1)	$ 460	120	180	760	9
Credit card (2)	344	68	47	459	82
Total consumer	$ 804	188	227	1,219	91

(1) Loan modifications in an active payment deferral are excluded. Includes loans where delinquency status was not reset to current upon exit from the deferral period.
(2) Credit card loans that are past due at the time of the modification do not become current until they have three consecutive months of payment performance.

Commitments to lend additional funds on commercial loans modified during the years ended December 31, 2025 and 2024, were $400 million and $499 million, respectively. Commitments to lend additional funds on consumer loans modified during the year ended December 31, 2025, were $85 million and during the year ended December 31, 2024, were insignificant.

Note 4: Equity Securities

Equity securities include noncontrolling ownership interests in third-party entities, such as corporations, partnerships, or limited liability companies. Trading equity securities are held for customer accommodation and market-making purposes and are classified within trading assets on our consolidated balance sheet. Non-trading equity securities are held for investment purposes and are classified within equity securities on our consolidated balance sheet. For additional information on trading equity securities, see Note 14 (Fair Value Measurements).

Non-Trading Equity Securities

Table 4.1 provides a summary of our equity securities by business purpose and accounting method.

Table 4.1: Equity Securities

(in millions)		**Dec 31, 2025**	Dec 31, 2024
Equity securities at fair value (1)	**$**	**2,008**	3,052
Tax credit investments (2)		**21,395**	21,933
Private equity (3)		**13,206**	12,607
Federal Reserve Bank stock and other at cost (4)		**4,323**	3,782
Total equity securities	**$**	**40,932**	41,374

(1) Includes securities subject to contractual lock-up periods restricting their sale. These securities had fair values of $218 million at December 31, 2025, the majority of which have sale restrictions that will expire in second quarter 2027, and $590 million at December 31, 2024, the majority of which had sale restrictions that expired in second quarter 2025.
(2) Includes affordable housing investments of $11.6 billion and $12.3 billion at December 31, 2025 and 2024, respectively, and renewable energy investments of $9.6 billion and $9.4 billion at December 31, 2025 and 2024, respectively. The renewable energy investments are presented net of deferred investment tax credits of $1.7 billion and $1.5 billion at December 31, 2025 and 2024, respectively. Tax credit investments are accounted for using either the proportional amortization method or the equity method. See Note 15 (Securitizations and Variable Interest Entities) for information about tax credit investments.
(3) Includes equity securities accounted for under the measurement alternative of $9.8 billion and $9.3 billion at December 31, 2025 and 2024, respectively, which were predominantly securities associated with our venture capital investments. The remaining securities are accounted for using the equity method.
(4) Includes $3.5 billion of investments in Federal Reserve Bank stock at both December 31, 2025 and 2024, and $762 million and $224 million of investments in Federal Home Loan Bank stock at December 31, 2025 and 2024, respectively.

Table 4.2 provides a summary of the net gains and losses from equity securities, which excludes equity method adjustments for our share of the investee's earnings or losses that are recognized in other noninterest income. Gains and losses from equity securities are reported in net gains from trading and securities.

Table 4.2: Net Gains (Losses) from Equity Securities

		Year ended December 31,		
(in millions)		**2025**	2024	2023
Net gains from equity securities carried at fair value	**$**	**125**	442	84
Net gains (losses) from equity securities not carried at fair value (1):				
Impairment write-downs		**(523)**	(773)	(1,307)
Net unrealized gains (2)(3)		**375**	679	578
Net realized gains (3)		**267**	722	204
Total net gains (losses) from equity securities not carried at fair value		**119**	628	(525)
Total net gains (losses) from equity securities	**$**	**244**	1,070	(441)

(1) Includes amounts related to venture capital investments in consolidated portfolio companies, which are not reported in equity securities on our consolidated balance sheet.
(2) Includes unrealized gains (losses) due to observable price changes from equity securities accounted for under the measurement alternative.
(3) During the year ended December 31, 2025, we recognized $146 million of gains (including $101 million of unrealized gains) related to the partial sale of equity securities of a consolidated portfolio company to an unrelated third-party that resulted in deconsolidation. Our retained investment was remeasured to fair value and is accounted for using the equity method. For information about the valuation techniques and inputs used in fair value measurements of nonmarketable equity securities, see Note 14 (Fair Value Measurements).

Table 4.3 provides additional information about the net gains and losses from equity securities accounted for under the measurement alternative. Gains and losses related to these adjustments are also included in Table 4.2.

Table 4.3: Net Gains (Losses) from Measurement Alternative Equity Securities

		Year ended December 31,	
(in millions)	**2025**	2024	2023
Net gains (losses) recognized in earnings during the period:			
Gross unrealized gains from observable price changes	**$ 440**	758	607
Gross unrealized losses from observable price changes	**(47)**	(9)	(29)
Impairment write-downs	**(401)**	(618)	(1,113)
Net realized gains from sale	**90**	227	42
Total net gains (losses) recognized during the period	**$ 82**	358	(493)

Table 4.4 presents cumulative carrying value adjustments to equity securities accounted for under the measurement alternative that were still held at the end of each reporting period presented.

Table 4.4: Measurement Alternative Cumulative Gains (Losses)

		Year ended December 31,	
(in millions)	**2025**	2024	2023
Cumulative gains (losses):			
Gross unrealized gains from observable price changes	**$ 7,737**	7,457	7,614
Gross unrealized losses from observable price changes	**(100)**	(53)	(44)
Impairment write-downs	**(3,861)**	(3,747)	(3,772)

Note 5: Intangible Assets and Other Assets

Intangible assets include mortgage servicing rights (MSRs), goodwill, and customer relationship and other intangibles. For additional information on MSRs, see Note 6 (Mortgage Banking Activities). Customer relationship and other intangibles, which are included in other assets on our consolidated balance sheet, had a net carrying value of $823 million and $73 million at December 31, 2025 and 2024, respectively.

In April 2025, we acquired the remaining interest in our merchant services joint venture and recognized an intangible asset of $877 million related to the merchant relationships. We are amortizing this intangible asset on a straight-line basis over seven years. Estimated future amortization expense for this intangible asset is $125 million for each of the years ended December 31, 2026, 2027, 2028, 2029, and 2030, respectively.

Table 5.1 shows the allocation of goodwill to our reportable operating segments.

Table 5.1: Goodwill

(in millions)		Consumer Banking and Lending	Commercial Banking	Corporate and Investment Banking	Wealth and Investment Management	Corporate	Consolidated Company
December 31, 2023	$	16,418	2,933	5,375	344	105	25,175
Foreign currency translation		—	(8)	—	—	—	(8)
December 31, 2024		16,418	2,925	5,375	344	105	25,167
Divestitures (1)		—	—	(101)	—	(105)	(206)
Foreign currency translation		—	6	—	—	—	6
December 31, 2025	**$**	**16,418**	**2,931**	**5,274**	**344**	**—**	**24,967**

(1) Related to the sales of the non-agency portion of our commercial mortgage third-party servicing business (Corporate and Investment Banking) and the rail car leasing business (Corporate).

Table 5.2 presents the components of other assets.

Table 5.2: Other Assets

(in millions)		**Dec 31, 2025**	Dec 31, 2024
Corporate/bank-owned life insurance (1)	**$**	**19,757**	19,751
Accounts receivable (2)		**19,651**	19,608
Interest receivable:			
AFS and HTM debt securities		**1,660**	1,544
Loans		**3,330**	3,420
Trading and other		**1,872**	1,371
Loans held for sale (3)(4)		**4,482**	2,673
Mortgage servicing rights (3)		**6,327**	7,779
Operating lease assets (lessor) (4)		**4,999**	5,286
Operating lease right-of-use (ROU) assets (lessee)		**3,641**	3,850
Other (5)		**15,578**	13,951
Total other assets	**$**	**81,297**	79,233

(1) Corporate/bank-owned life insurance is recognized at cash surrender value.
(2) Includes derivatives clearinghouse receivables and trade date receivables.
(3) In fourth quarter 2025, certain LHFS and MSRs were reclassified to other assets on our consolidated balance sheet. Prior period balances have been revised to conform with the current period presentation. For additional information, see Note 1 (Summary of Significant Accounting Policies).
(4) In May 2025, the Company announced it entered into an agreement to sell the assets of its rail car leasing business. The related finance leases of $1.0 billion were included in loans held for sale, and the related operating lease assets of $4.3 billion were designated as held for sale and remained in operating lease assets. This sale closed on January 1, 2026.
(5) Includes income tax receivables and prepaid expenses.

Note 6: Mortgage Banking Activities

Mortgage banking activities consist of residential and commercial mortgage originations, sales and servicing.

We apply the fair value method to residential MSRs and apply the amortization method to commercial MSRs. Table 6.1 presents MSRs, including the changes in MSRs measured using the fair value method and the amortization method. MSRs are included in other assets on the consolidated balance sheet.

Table 6.1: Mortgage Servicing Rights

	Year ended December 31,		
(in millions)	**2025**	2024	2023
Residential MSRs at fair value, beginning of period	**$ 6,844**	7,468	9,310
Originations/purchases	**98**	94	161
Sales and other	**(759)**	(312)	(902)
Net reductions	**(661)**	(218)	(741)
Changes in fair value:			
Due to valuation inputs or assumptions:			
Market interest rates (1)	**(44)**	538	228
Servicing and foreclosure costs	**(3)**	(45)	(14)
Discount rates	**43**	(73)	(149)
Prepayment estimates and other (2)	**261**	72	21
Net changes in valuation inputs or assumptions	**257**	492	86
Changes due to collection/realization of expected cash flows (3)	**(744)**	(898)	(1,187)
Total changes in fair value	**(487)**	(406)	(1,101)
Residential MSRs at fair value, end of period	**5,696**	6,844	7,468
Commercial MSRs at amortized cost, end of period (4)	**631**	935	1,040
Total MSRs	**$ 6,327**	7,779	8,508

(1) Includes prepayment rate changes due to changes in market interest rates. Residential MSRs are economically hedged with derivative instruments to reduce exposure to changes in market interest rates.
(2) Represents other changes in valuation model inputs or assumptions, including prepayment rate estimation changes that are independent of mortgage interest rate changes.
(3) Represents the reduction in the residential MSR fair value for the cash flows expected to be collected during the period, net of income accreted due to the passage of time.
(4) The estimated fair value of commercial MSRs was $755 million, $1.5 billion, and $1.6 billion at December 31, 2025, 2024, and 2023, respectively. In first quarter 2025, we sold the non-agency portion of our commercial mortgage third-party servicing business.

Table 6.2 provides key weighted-average assumptions used in the valuation of residential MSRs and sensitivity of the current fair value of residential MSRs to immediate adverse changes in those assumptions. See Note 14 (Fair Value Measurements) for additional information on key assumptions for residential MSRs.

Table 6.2: Assumptions and Sensitivity of Residential MSRs

($ in millions, except cost to service amounts)	**Dec 31, 2025**	Dec 31, 2024
Fair value of interests held	**$ 5,696**	6,844
Expected weighted-average life (in years)	**6.3**	6.4
Key assumptions:		
Prepayment rate assumption (1)	**8.0%**	8.1
Impact on fair value from 10% adverse change	**$ (163)**	(191)
Impact on fair value from 25% adverse change	**(394)**	(461)
Discount rate assumption	**9.1%**	10.1
Impact on fair value from 100 basis point increase	**$ (243)**	(270)
Impact on fair value from 200 basis point increase	**(465)**	(519)
Cost to service assumption ($ per loan)	**96**	103
Impact on fair value from 10% adverse change	**(106)**	(134)
Impact on fair value from 25% adverse change	**(266)**	(334)

(1) Includes a blend of prepayment speeds and expected defaults. Prepayment speeds are influenced by mortgage interest rates as well as our estimation of drivers of borrower behavior.

The sensitivities in the preceding table are hypothetical and caution should be exercised when relying on this data. Changes in value based on variations in assumptions generally cannot be extrapolated because the relationship of the change in the assumption to the change in value may not be linear. Also, the effect of a variation in a particular assumption on the value of the other interests held is calculated independently without changing any other assumptions. In reality, changes in one factor may result in changes in others, which might magnify or counteract the sensitivities.

We present information for our managed servicing portfolio in Table 6.3 using unpaid principal balance for loans serviced and subserviced for others and carrying value for owned loans serviced.

As the servicer of loans for others, we advance certain payments of principal, interest, taxes, insurance, and default-related expenses. The credit risk related to these advances is limited since the reimbursement is generally senior to cash payments to investors and are generally reimbursed within a short timeframe from cash flows from the trust, government-sponsored enterprise (GSEs), insurer, or borrower. We maintain an allowance for uncollectible amounts for advances on loans serviced for others that may not be reimbursed if the payments were not made in accordance with applicable servicing agreements or if the insurance or servicing agreements contain limitations on reimbursements. We also advance payments of taxes and insurance for our owned loans which are collectible from the borrower. Servicer advances on owned loans are written-off when deemed uncollectible.

Table 6.3: Managed Servicing Portfolio

	Dec 31, 2025		Dec 31, 2024	
($ in billions, unless otherwise noted)	**Residential mortgages**	**Commercial mortgages**	Residential mortgages	Commercial mortgages
Serviced and subserviced for others (1)	**$ 397**	**77**	488	531
Owned loans serviced	**244**	**118**	252	117
Total managed servicing portfolio	**641**	**195**	740	648
Total serviced for others, excluding subserviced for others (1)	**397**	**61**	487	522
MSRs as a percentage of loans serviced for others (1)	**1.43 %**	**1.03**	1.41	0.18
Weighted average note rate (mortgage loans serviced for others)	**3.78**	**4.11**	3.76	5.05
Servicer advances, net of an allowance for uncollectible amounts ($ in millions) (1)	**$ 688**	**26**	977	1,173

(1) In first quarter 2025, we sold the non-agency portion of our commercial mortgage third-party servicing business.

Table 6.4 presents the components of mortgage banking noninterest income.

Table 6.4: Mortgage Banking Noninterest Income

	Year ended December 31,		
(in millions)	**2025**	2024	2023
Contractually specified servicing fees, late charges and ancillary fees	**$ 1,448**	1,862	2,124
Unreimbursed servicing costs (1)	**(198)**	(121)	(115)
Amortization for commercial MSRs (2)	**(160)**	(231)	(238)
Changes due to collection/realization of expected cash flows (3)	**(744)**	(898)	(1,187)
Net servicing fees	**346**	612	584
Changes in fair value of MSRs due to market interest rates	**(44)**	538	228
Net derivative gain (losses) from economic hedges (4)	**51**	(522)	(234)
Changes in fair value of MSRs due to other valuation inputs or assumptions (5)	**301**	(46)	(142)
Market-related valuation changes to residential MSRs, net of hedge results	**308**	(30)	(148)
Total net servicing income	**654**	582	436
Net gains on mortgage loan originations/sales (6)	**498**	465	393
Total mortgage banking noninterest income	**$ 1,152**	1,047	829

(1) Includes costs associated with foreclosures, unreimbursed interest advances to investors, other interest costs, and transaction costs associated with sales of residential MSRs.
(2) Estimated future amortization expense for commercial MSRs was $137 million, $115 million, $103 million, $79 million, and $62 million for the years ended December 31, 2026, 2027, 2028, 2029, and 2030, respectively.
(3) Represents the reduction in the cash flows expected to be collected during the period, net of income accreted due to the passage of time, for residential MSRs measured using the fair value method.
(4) Residential MSRs are economically hedged with derivative instruments to reduce exposure to changes in market interest rates. See Note 13 (Derivatives) for additional information.
(5) Refer to the analysis of changes in residential MSRs presented in Table 6.1 in this Note for more detail.
(6) Includes net gain (losses) of $(18) million, $81 million, $95 million for the years ended December 31, 2025, 2024, and 2023, respectively, related to derivatives used as economic hedges of mortgage loans held for sale and derivative loan commitments.

Note 7: Leasing Activity

As a Lessor

Table 7.1 presents the composition of our leasing revenue and Table 7.2 provides the components of our investment in lease financing. Noninterest income on leases, included in Table 7.1 is included in other noninterest income on our consolidated statement of income. Lease expense, included in other noninterest expense on our consolidated statement of income, was $606 million, $633 million, and $697 million for the years ended December 31, 2025, 2024, and 2023, respectively.

Table 7.1: Leasing Revenue

	Year ended December 31,		
(in millions)	**2025**	2024	2023
Interest income on lease financing	**$ 947**	904	740
Other lease revenue:			
Lease financing	**91**	92	97
Operating leases	**917**	961	1,011
Other lease-related revenue (1)	**62**	178	129
Noninterest income on leases	**1,070**	1,231	1,237
Total leasing revenue	**$ 2,017**	2,135	1,977

(1) Includes net gains or (losses) on disposition of assets leased under operating leases or lease financings.

Table 7.2: Investment in Lease Financing (1)

(in millions)	**Dec 31, 2025**	Dec 31, 2024
Lease receivables	**$ 14,719**	15,290
Residual asset values	**3,078**	3,712
Unearned income	**(2,254)**	(2,589)
Lease financing	**$ 15,543**	16,413

(1) In May 2025, the Company announced it entered into an agreement to sell the assets of its rail car leasing business and transferred lease financing balances to loans held for sale in other assets. This sale closed on January 1, 2026, which included $1.0 billion of finance leases.

Our net investment in financing and sales-type leases included $274 million and $509 million of leveraged leases at December 31, 2025 and 2024, respectively.

As shown in Table 5.2, included in Note 5 (Intangible Assets and Other Assets), we had $5.0 billion and $5.3 billion in operating lease assets at December 31, 2025 and 2024, respectively, which was net of $2.9 billion of accumulated depreciation for both periods. Depreciation expense for the operating lease assets was $374 million, $407 million, and $453 million in 2025, 2024, and 2023, respectively. In May 2025, the Company announced it entered into an agreement to sell the assets of its rail car leasing business. The related operating lease assets of $4.3 billion were designated as held for sale and remained in operating lease assets. This sale closed on January 1, 2026.

Table 7.3 presents future lease payments owed by our lessees.

Table 7.3: Maturities of Lease Receivables

	December 31, 2025	
(in millions)	Direct financing and sales- type leases	Operating leases
2026	$ 4,426	93
2027	3,539	77
2028	2,526	57
2029	1,555	40
2030	979	29
Thereafter	1,694	42
Total lease receivables	$ 14,719	338

As a Lessee

Table 7.4 presents balances for our operating leases.

Table 7.4: Operating Lease Right-of-Use (ROU) Assets and Lease Liabilities

(in millions)	**Dec 31, 2025**	Dec 31, 2024
ROU assets	**$ 3,641**	3,850
Lease liabilities	**4,162**	4,423

Table 7.5 provides the composition of our lease costs, which are included in occupancy expense.

Table 7.5: Lease Costs

	Year ended December 31,		
(in millions)	**2025**	2024	2023
Fixed lease expense – operating leases	**$ 968**	971	990
Variable lease expense	**271**	271	268
Other (1)	**(61)**	(43)	(52)
Total lease costs	**$ 1,178**	1,199	1,206

(1) Includes gains recognized from sale leaseback transactions and sublease rental income.

Table 7.6 provides the future lease payments under operating leases as well as information on the remaining average lease term and discount rate as of December 31, 2025.

Table 7.6: Lease Payments on Operating Leases

(in millions, except for weighted averages)	Dec 31, 2025
2026	$ 898
2027	923
2028	781
2029	593
2030	447
Thereafter	1,105
Total lease payments	4,747
Less: imputed interest	585
Total operating lease liabilities	$ 4,162
Weighted average remaining lease term (in years)	6.4
Weighted average discount rate	3.8 %

Our operating leases predominantly expire within the next 15 years, with the longest lease expiring in 2105. We do not include renewal or termination options in the establishment of the lease term when we are not reasonably certain that we will exercise them. As of December 31, 2025, we had additional operating leases commitments of $150 million, predominantly for real estate, which leases had not yet commenced. These leases are expected to commence during 2027 and have lease terms of five years to 15 years.

Note 8: Deposits

Table 8.1 presents a summary of both time certificates of deposit (CDs) and other time deposits issued by domestic and non-U.S. offices.

Table 8.1: Time Deposits

		December 31,	
(in millions)		**2025**	2024
Total time deposits	**$**	**166,686**	139,865
Time deposits in excess of $250,000		**41,436**	29,675

The contractual maturities of time deposits are presented in Table 8.2.

Table 8.2: Contractual Maturities of Time Deposits

(in millions)		December 31, 2025
2026	$	158,380
2027		4,221
2028		3,050
2029		701
2030		64
Thereafter		270
Total	$	166,686

Note 9: Long-Term Debt

We issue long-term debt denominated in multiple currencies, predominantly in U.S. dollars. Our issuances, which are generally unsecured, have both fixed and floating interest rates. Principal is repaid upon contractual maturity, unless redeemed at our option at an earlier date. Interest is paid predominantly on either a semi-annual or annual basis.

As a part of our overall interest rate risk management strategy, we often use derivatives to manage our exposure to interest rate risk. We also use derivatives to manage our exposure to foreign currency risk. As a result, substantially all of the long-term debt presented below is hedged in a hedge accounting relationship.

We are subject to various financial and operational covenants as part of our long-term borrowing arrangements. Some of these arrangements have provisions that may limit the merger or sale of certain subsidiary banks and the issuance of capital stock or convertible securities by certain subsidiary banks.

Table 9.1 presents a summary of our long-term debt carrying values, which reflects unamortized debt discounts and premiums and hedge basis adjustments, unless we have elected the fair value option. See Note 13 (Derivatives) for additional information on qualifying hedge contracts and Note 14 (Fair Value Measurements) for additional information on fair value option elections. The interest rates displayed represent the range of contractual rates in effect at December 31, 2025. These interest rates do not include the effects of any associated derivatives designated in a hedge accounting relationship.

Table 9.1: Long-Term Debt

				December 31,
			2025	2024
(in millions)	Maturity date(s)	Stated interest rate(s)		
Wells Fargo & Company (Parent only)				
Senior				
Fixed-rate notes	2026-2045	0.63-6.75%	$ **27,340**	33,194
Floating-rate notes	2028-2048	2.72-5.69%	**4,645**	3,339
FixFloat notes	2027-2053	1.74-6.49%	**96,606**	85,130
Structured notes (1)			**7,607**	7,189
Total senior debt – Parent			**136,198**	128,852
Subordinated				
Fixed-rate notes (2)	2026-2046	4.10-7.57%	**16,358**	17,091
Total subordinated debt – Parent			**16,358**	17,091
Junior subordinated				
Fixed-rate notes	2029-2036	5.95-7.95%	**810**	789
Floating-rate notes	2026-2027	5.08-5.58%	**382**	368
Total junior subordinated debt – Parent			**1,192**	1,157
Total long-term debt – Parent (2)			**153,748**	147,100
Wells Fargo Bank, N.A., and other bank entities (Bank)				
Senior				
Fixed-rate notes	2026	5.25-5.45%	**4,470**	8,262
Floating-rate notes	2026-2053	3.65-5.35%	**1,010**	1,864
Floating-rate advances – Federal Home Loan Bank (FHLB) (3)			**—**	3,000
Structured notes and other (1)			**4,729**	2,598
Total senior debt – Bank			**10,209**	15,724
Subordinated				
Fixed-rate notes	2027-2038	5.85-6.92%	**3,169**	3,236
Total subordinated debt – Bank			**3,169**	3,236
Junior subordinated				
Floating-rate notes			**—**	429
Total junior subordinated debt – Bank (4)			**—**	429
Credit card securitizations (5)	2027-2028	4.29-4.94%	**3,775**	2,240
Other bank debt	2026-2064	0.50-8.75%	**2,083**	3,080
Total long-term debt – Bank			$ **19,236**	24,709

(continued on following page)

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			December 31,	
			2025	2024
(in millions)	Maturity date(s)	Stated interest rate(s)		
Other consolidated subsidiaries				
Senior				
Structured notes (1)			$ **1,728**	1,269
Total long-term debt – Other consolidated subsidiaries			**1,728**	1,269
Total long-term debt (6)			$ **174,712**	173,078

(1) Includes certain structured notes that have coupon or repayment terms linked to the performance of debt or equity securities, an embedded equity, commodity, or currency index, or basket of indices, for which the maturity may be accelerated based on the value of a referenced index or security. In addition, a major portion consists of zero coupon notes where interest is paid as part of the final redemption amount.
(2) Includes fixed-rate subordinated notes issued by the Parent at a discount of $111 million and $114 million at December 31, 2025 and 2024, respectively, and debt issuance costs of $2 million at both December 31, 2025 and 2024, to effect a modification of Wells Fargo Bank, N.A., notes. These subordinated notes are carried at their par amount on the consolidated balance sheet of the Parent presented in Note 26 (Parent-Only Financial Statements). In addition, Parent long-term debt presented in Note 26 also includes affiliate related issuance costs of $394 million and $365 million at December 31, 2025 and 2024, respectively.
(3) We pledge certain assets as collateral to secure advances from the FHLB. For additional information, see Note 18 (Pledged Assets and Collateral).
(4) In second quarter 2025, we redeemed the long-term junior subordinated debt. See Note 15 (Securitizations and Variable Interest Entities) for additional information about trust preferred security VIEs.
(5) We pledge certain assets as collateral which can only be used to settle the liabilities of the consolidated VIE. For additional information about credit card securitizations, see Note 15 (Securitizations and Variable Interest Entities).
(6) The majority of long-term debt is redeemable at our option at one or more dates prior to contractual maturity.

The aggregate carrying value of long-term debt that matures (based on contractual payment dates) as of December 31, 2025, in each of the following five years and thereafter is presented in Table 9.2.

Table 9.2: Maturity of Long-Term Debt

							December 31, 2025
(in millions)	2026	2027	2028	2029	2030	Thereafter	Total
Wells Fargo & Company (Parent Only)							
Senior debt	$ 12,398	8,339	23,970	18,369	10,461	62,661	136,198
Subordinated debt	2,726	2,459	—	—	—	11,173	16,358
Junior subordinated debt	287	95	—	278	—	532	1,192
Total long-term debt – Parent	15,411	10,893	23,970	18,647	10,461	74,366	153,748
Wells Fargo Bank, N.A., and other bank entities (Bank)							
Senior debt	7,782	43	579	188	1,347	270	10,209
Subordinated debt	—	26	198	—	—	2,945	3,169
Credit card securitizations	—	2,265	1,510	—	—	—	3,775
Other bank debt	60	46	49	22	35	1,871	2,083
Total long-term debt – Bank	7,842	2,380	2,336	210	1,382	5,086	19,236
Other consolidated subsidiaries							
Senior debt	221	43	60	314	300	790	1,728
Total long-term debt – Other consolidated subsidiaries	221	43	60	314	300	790	1,728
Total long-term debt	$ 23,474	13,316	26,366	19,171	12,143	80,242	174,712

Note 10: Preferred Stock

We are authorized to issue 20 million shares of preferred stock, without par value. Outstanding shares of preferred stock rank senior to shares of common stock both as to the payment of dividends and liquidation preferences, but have no general voting rights. All outstanding preferred stock with a liquidation preference value, except for Series L Preferred Stock, may be redeemed for its liquidation preference value, plus any accrued but unpaid dividends, on any dividend payment date on or after the earliest redemption date for that series. Additionally, these same series of preferred stock may be redeemed following a "regulatory capital treatment event," as described in the terms of each series. Capital actions, including redemptions of our preferred stock, may be subject to regulatory approval or conditions.

In addition, we are authorized to issue 4 million shares of preference stock, without par value, and we have not issued any under this authorization. If issued, the preference stock would be limited to one vote per share.

In June 2025, we redeemed our Preferred Stock, Series U.

Table 10.1 summarizes information about our preferred stock.

Table 10.1: Preferred Stock

		December 31, 2025				December 31, 2024			
(in millions, except shares)	Earliest redemption date	Shares authorized and designated	Shares issued and outstanding	Liquidation preference value	Carrying value	Shares authorized and designated	Shares issued and outstanding	Liquidation preference value	Carrying value
DEP Shares									
Dividend Equalization Preferred Shares (DEP)	Currently redeemable	97,000	96,546	$ —	—	97,000	96,546	$ —	—
Preferred Stock:									
Series L (1)									
7.50% Non-Cumulative Perpetual Convertible Class A	—	4,025,000	3,967,900	3,968	3,200	4,025,000	3,967,906	3,968	3,200
Series U									
5.875% Fixed-to-Floating Non-Cumulative Perpetual Class A	Redeemed	—	—	—	—	80,000	80,000	2,000	2,000
Series Y									
5.625% Non-Cumulative Perpetual Class A	Currently redeemable	27,600	27,600	690	690	27,600	27,600	690	690
Series Z									
4.75% Non-Cumulative Perpetual Class A	Currently redeemable	80,500	80,500	2,013	2,013	80,500	80,500	2,013	2,013
Series AA									
4.70% Non-Cumulative Perpetual Class A	Currently redeemable	46,800	46,800	1,170	1,170	46,800	46,800	1,170	1,170
Series BB									
3.90% Fixed-Reset Non-Cumulative Perpetual Class A	3/15/2026	140,400	140,400	3,510	3,510	140,400	140,400	3,510	3,510
Series CC									
4.375% Non-Cumulative Perpetual Class A	3/15/2026	46,000	42,000	1,050	1,050	46,000	42,000	1,050	1,050
Series DD									
4.25% Non-Cumulative Perpetual Class A	9/15/2026	50,000	50,000	1,250	1,250	50,000	50,000	1,250	1,250
Series EE									
7.625% Fixed-Reset Non-Cumulative Perpetual Class A	9/15/2028	69,000	69,000	1,725	1,725	69,000	69,000	1,725	1,725
Series FF									
6.85% Fixed-Reset Non-Cumulative Perpetual Class A	9/15/2029	80,000	80,000	2,000	2,000	80,000	80,000	2,000	2,000
Total		4,662,300	4,600,746	$ 17,376	16,608	4,742,300	4,680,752	$ 19,376	18,608

(1) At the option of the holder, each share of Series L Preferred Stock may be converted at any time into 6.3814 shares of common stock, plus cash in lieu of fractional shares, subject to anti-dilution adjustments. If converted within 30 days of certain liquidation or change of control events, the holder may receive up to 16.5916 additional shares, or, at our option, receive an equivalent amount of cash in lieu of common stock. We may convert some or all of the Series L Preferred Stock into shares of common stock if the closing price of our common stock exceeds 130 percent of the conversion price of the Series L Preferred Stock for 20 trading days during any period of 30 consecutive trading days. We declared dividends of $298 million on Series L Preferred Stock in each of the years ended December 31, 2025, 2024, and 2023.

Note 11: Common Stock and Stock Plans

Common Stock

Table 11.1 and Table 11.2 present information related to our common stock.

Table 11.1: Common Stock Shares

	Number of shares
Shares reserved (1)	203,107,858
Shares issued	5,481,811,474
Shares not reserved or issued	3,315,080,668
Total shares authorized	9,000,000,000

(1) Shares reserved for employee stock plans (employee restricted share rights, performance share awards, 401(k), and deferred compensation plans), convertible securities, dividend reinvestment and common stock purchase plans, and director plans.

Table 11.2: Common Stock Shares Outstanding

	Year ended December 31,		
(in millions)	**2025**	2024	2023
Balance, beginning of period	**3,288.9**	3,598.9	3,833.8
Issued	**24.9**	22.8	37.2
Repurchased	**(221.2)**	(332.8)	(272.1)
Balance, end of period	**3,092.6**	3,288.9	3,598.9

Dividend Reinvestment and Common Stock Purchase Plans

Participants in our dividend reinvestment and common stock direct purchase plans may purchase shares of our common stock at fair market value by reinvesting dividends and/or making optional cash payments under the plan's terms.

Employee Stock Plans

We offer stock-based employee compensation plans as described below. For additional information on our accounting for stock-based compensation plans, see Note 1 (Summary of Significant Accounting Policies).

We have granted restricted share rights (RSRs) and performance share awards (PSAs) as our primary long-term incentive awards.

Holders of RSRs and PSAs may be entitled to receive additional RSRs and PSAs (dividend equivalents) equal to the cash dividends that would have been paid had the RSRs or PSAs been issued and outstanding shares. RSRs and PSAs granted as dividend equivalents are subject to the same vesting schedule and conditions as the underlying award.

Table 11.3 summarizes the major components of stock compensation expense and the related recognized tax benefit.

Table 11.3: Stock Compensation Expense

	Year ended December 31,		
(in millions)	**2025**	2024	2023
RSRs and stock options	**$ 1,407**	1,180	1,069
PSAs	**69**	101	53
Total stock compensation expense	**$ 1,476**	1,281	1,122
Related recognized tax benefit	**$ 365**	317	277

The total number of shares of common stock available for grant under the plans at December 31, 2025, was 57 million.

Restricted Share Rights

Holders of RSRs are entitled to the related shares of common stock at no cost generally vesting over three to five years after the RSRs are granted. A summary of the status of our RSRs at December 31, 2025, and changes during 2025 is presented in Table 11.4.

Table 11.4: Restricted Share Rights

	Number		Weighted-average grant-date fair value
Nonvested at January 1, 2025	62,041,896	$	45.10
Granted	25,373,392		77.44
Vested	(24,762,808)		45.29
Canceled or forfeited	(2,610,513)		59.26
Nonvested at December 31, 2025	60,041,967		59.55

The weighted-average grant date fair value of RSRs granted during 2024 and 2023 was $50.59 and $44.15, respectively.

At December 31, 2025, there was $1.5 billion of total unrecognized compensation cost related to nonvested RSRs. The cost is expected to be recognized over a weighted-average period of 2.5 years. The total fair value of RSRs that vested during 2025, 2024, and 2023 was $2.0 billion, $1.2 billion and $954 million, respectively.

Director Awards

We granted RSRs to non-employee directors on the day of the annual meeting of stockholders in 2025, 2024, and 2023. These stock awards vested immediately.

Stock Options

We granted 1.046 million stock options to our Chief Executive Officer in 2025, which will vest on a pro-rata basis in 2029, 2030, and 2031, and will expire in 2035. Any unvested stock options will be forfeited upon resignation or retirement. The weighted-average exercise price of these stock options was $82.65, which was equal to our closing common stock price on the grant date.

Performance Share Awards

Holders of PSAs are entitled to the related shares of common stock at no cost subject to the Company's achievement of specified financial performance goals over a three-year period. The number of performance shares that vest can be adjusted downward to zero and upward to a maximum of 150% of the target. The awards vest in the quarter after the end of the three-year period with a determination of the number of shares following the certification of performance results by the Human Resources Committee of the Board.

A summary of the status of our PSAs at December 31, 2025, and changes during 2025 is in Table 11.5, based on the performance adjustments recognized as of December 2025.

Table 11.5: Performance Share Awards

	Number		Weighted-average grant-date fair value
Nonvested at January 1, 2025	3,439,368	$	33.37
Granted	1,164,554		70.94
Vested	(1,653,573)		52.85
Nonvested at December 31, 2025	2,950,349		55.92

The weighted-average grant date fair value of performance awards granted during 2024 and 2023 was $44.57 and $44.33, respectively.

At December 31, 2025, there was $24 million of total unrecognized compensation cost related to nonvested performance awards. The cost is expected to be recognized over a weighted-average period of 1.8 years. The total fair value of PSAs that vested during 2025, 2024, and 2023 was $121 million, $134 million and $31 million, respectively.

Note 12: Legal Actions

The Company is involved in a number of judicial, regulatory, governmental, arbitration, and other proceedings or investigations that expose the Company to potential financial losses or other adverse consequences. These proceedings and investigations include actions brought against Wells Fargo and/or our subsidiaries with respect to corporate-related matters and transactions in which Wells Fargo and/or our subsidiaries were involved. In addition, Wells Fargo and our subsidiaries may be requested to provide information to or otherwise cooperate with government authorities in the conduct of investigations of other persons or industry groups. We recognize accruals for legal actions when potential losses associated with the actions become probable and the costs can be reasonably estimated. For such accruals, we recognize the amount we consider to be the best estimate within a range of potential losses that are both probable and estimable. If we cannot determine a best estimate, we recognize the amount at the low end of the range of those potential losses. There can be no assurance as to the ultimate outcome of legal actions, including the matters described below, and the actual costs of resolving legal actions may be substantially higher or lower than the amounts accrued for those actions.

ADVISORY ACCOUNT CASH SWEEP LITIGATION. Putative class actions have been filed in federal district courts alleging that the Company breached its fiduciary duties or agreements with regard to rates paid to investment advisory clients in its cash sweep program. These actions have been consolidated in the United States District Court for the Northern District of California.

ANTI-MONEY LAUNDERING AND ECONOMIC SANCTIONS RELATED INVESTIGATIONS. Government authorities are conducting inquiries or investigations regarding issues related to the Company's anti-money laundering and sanctions programs. On September 12, 2024, the Company announced that Wells Fargo Bank, N.A. entered into a formal agreement with the Office of the Comptroller of the Currency (OCC) related to the bank's anti-money laundering and sanctions risk management practices.

COMPANY 401(K) PLAN LITIGATION. On September 26, 2022, participants in the Company's 401(k) plan filed a putative class action in the United States District Court for the District of Minnesota alleging that the Company violated the Employee Retirement Income Security Act of 1974 in connection with certain transactions associated with the Employee Stock Ownership Plan feature of the Company's 401(k) plan, including the manner in which the 401(k) plan purchased certain securities used in connection with the Company's contributions to the 401(k) plan. On December 8, 2025, the court granted preliminary approval of an agreement pursuant to which the Company agreed to pay $84 million to resolve the lawsuit.

FAIR ACCESS TO BANKING INVESTIGATIONS. Government agencies are conducting inquiries or investigations related to fair access to banking, including pursuant to Executive Order 14331 (Guaranteeing Fair Banking for All Americans), which directed a review by certain government agencies of financial institutions' policies and practices for providing, maintaining, or discontinuing financial products or services to customers or potential customers.

HIRING PRACTICES MATTERS. Government agencies, including the United States Department of Justice and the United States Securities and Exchange Commission (SEC), have undertaken formal or informal inquiries or investigations regarding the Company's hiring practices related to diversity. The United States Department of Justice and the SEC have since closed their investigations without taking action. A securities fraud class action has also been filed in the United States District Court for the Northern District of California alleging that the Company and certain of its executive officers made false or misleading statements about the Company's hiring practices related to diversity. On November 13, 2025, the court granted preliminary approval of an agreement pursuant to which the Company agreed to pay $85 million to resolve the securities fraud class action. Allegations related to the Company's hiring practices related to diversity are also among the subjects of a shareholder derivative lawsuit pending in the United States District Court for the Northern District of California. On January 13, 2026, the court granted preliminary approval of an agreement to resolve the shareholder derivative lawsuit.

HOME MORTGAGE DISCRIMINATION LITIGATION. Plaintiffs proposing to represent a class of home mortgage applicants and customers filed putative class actions against Wells Fargo alleging that Wells Fargo's mortgage lending policies and practices resulted in disparate treatment and disparate impact against minority applicants. These actions have been consolidated in the United States District Court for the Northern District of California. In August 2025, the district court denied class certification and plaintiffs' interlocutory appeal of the decision was denied in January 2026. Similar allegations related to the Company's home mortgage lending practices are also among the subjects of a shareholder derivative lawsuit pending in the United States District Court for the Northern District of California. On January 13, 2026, the court granted preliminary approval of an agreement to resolve the shareholder derivative lawsuit.

INTERCHANGE LITIGATION. Plaintiffs representing a class of merchants have filed putative class actions, and individual merchants have filed individual actions, alleging that Visa and Mastercard, as well as certain payment card issuing banks including Wells Fargo, unlawfully colluded to set interchange rates associated with Visa and Mastercard payment card transactions and that enforcement of certain Visa and Mastercard rules and alleged tying and bundling of services offered to merchants were anticompetitive. These actions have been consolidated in the United States District Court for the Eastern District of New York. Wells Fargo, along with other defendants and entities, are parties to loss and judgment sharing agreements, which provide that they, along with other entities, will share, based on a formula, in any losses or judgments from the relevant litigation. In July 2012, Visa, Mastercard, and the financial institution defendants, including Wells Fargo, agreed to pay a total of approximately $6.6 billion in order to settle the consolidated action. Several merchants opted out of the settlement and are pursuing individual actions. In June 2016, the United States Court of Appeals for the Second Circuit vacated the settlement agreement and reversed and remanded the consolidated action to the district court for further proceedings. In November 2016, the district court appointed lead class counsel for a damages class and an equitable relief class.

The parties entered into a settlement agreement to resolve the damages class claims pursuant to which defendants agreed to pay a total of approximately $6.2 billion, which includes approximately $5.3 billion of funds remaining in escrow from the 2012 settlement and $900 million in additional funding. Wells Fargo's allocated responsibility for the additional funding is approximately $94.5 million. The court granted final approval of the settlement on December 13, 2019, which was affirmed by the Second Circuit on March 15, 2023. On September 27, 2021, the district court granted the plaintiffs' motion for class certification in the equitable relief case. On November 10, 2025, Visa and Mastercard entered into a settlement agreement, subject to court approval, to resolve the equitable relief class claims. Some of the opt-out and direct-action cases have been settled while others remain pending.

SEMINOLE TRIBE TRUSTEE LITIGATION. The Seminole Tribe of Florida filed a complaint in Florida state court alleging that Wells Fargo, as trustee, charged excess fees in connection with the administration of a minor's trust and failed to invest the assets of the trust prudently. The complaint was later amended to include three individual current and former beneficiaries as plaintiffs and to remove the Tribe as a party to the case. In March 2025, a trial verdict was entered against Wells Fargo. Wells Fargo has appealed.

OUTLOOK. As described above, the Company recognizes accruals for legal actions when potential losses associated with the actions become probable and the costs can be reasonably estimated. The high end of the range of reasonably possible losses in excess of the Company's accrual for probable and estimable losses was approximately $1.7 billion as of December 31, 2025. The outcomes of legal actions are unpredictable and subject to significant uncertainties, and it is inherently difficult to determine whether any loss is probable or even possible. It is also inherently difficult to estimate the amount of any loss and there may be matters for which a loss is probable or reasonably possible but not currently estimable. Accordingly, actual losses may be in excess of the recognized accrual or the range of reasonably possible loss. Based on information currently available, advice of counsel, available insurance coverage, and established reserves, Wells Fargo believes that the eventual outcome of the actions against Wells Fargo and/or its subsidiaries will not, individually or in the aggregate, have a material adverse effect on Wells Fargo's consolidated financial condition. However, it is possible that the ultimate resolution of a matter, if unfavorable, may be material to Wells Fargo's results of operations for any particular period.

Note 13: Derivatives

We use derivatives to manage exposure to market risk, including interest rate risk, credit risk and foreign currency risk, and to assist customers with their risk management objectives. We designate certain derivatives as hedging instruments in qualifying hedge accounting relationships (fair value or cash flow hedges). Our remaining derivatives consist of economic hedges that do not qualify for, or we have elected not to apply, hedge accounting and derivatives held for customer accommodation trading purposes.

Risk Management Derivatives

Our asset/liability management approach to interest rate, foreign currency and certain other risks includes the use of derivatives, which are typically designated as fair value or cash flow hedges, or economic hedges. We use derivatives to help minimize significant, unplanned fluctuations in earnings, fair values of assets and liabilities, and cash flows caused by interest rate, foreign currency and other market risk volatility. This approach involves modifying the repricing characteristics of certain assets and liabilities so that changes in interest rates, foreign currency and other exposures, which may cause the hedged assets and liabilities to gain or lose fair value, do not have a significant adverse effect on the net interest margin, cash flows and earnings.

Customer Accommodation Trading

We also use various derivatives, including interest rate, commodity, equity, credit and foreign exchange contracts, as an accommodation to our customers as part of our trading businesses. These derivative transactions, which involve engaging in market-making activities or acting as an intermediary, are conducted in an effort to help customers manage their market risks. We usually offset our exposure from such derivatives by entering into other financial contracts, such as separate derivative or security transactions.

Table 13.1 presents the total notional or contractual amounts and fair values for our derivatives. Derivative transactions can be measured in terms of the notional amount, but this amount is not recognized on our consolidated balance sheet and is not, when viewed in isolation, a meaningful measure of the risk profile of the instruments. The notional amount is generally not exchanged, but is used only as the basis on which derivative cash flows are determined.

Table 13.1: Notional or Contractual Amounts and Fair Values of Derivatives

	December 31, 2025			December 31, 2024		
		Fair value			Fair value	
(in millions)	Notional or contractual amount	Derivative assets	Derivative liabilities	Notional or contractual amount	Derivative assets	Derivative liabilities
Derivatives designated as hedging instruments						
Interest rate contracts	$ 377,837	447	852	294,127	352	863
Commodity contracts	8,854	2	279	4,756	17	10
Foreign exchange contracts	6,455	24	180	3,326	12	370
Total derivatives designated as qualifying hedging instruments		473	1,311		381	1,243
Derivatives not designated as hedging instruments						
Interest rate contracts	11,919,067	21,896	21,923	9,510,281	28,463	30,272
Commodity contracts	117,863	3,245	4,126	96,321	2,624	1,623
Equity contracts	634,436	20,788	22,714	487,097	15,201	15,606
Foreign exchange contracts	5,601,838	38,047	36,797	3,506,412	51,944	50,555
Credit contracts	62,336	81	85	47,557	96	50
Total derivatives not designated as hedging instruments		84,057	85,645		98,328	98,106
Total derivatives before netting		84,530	86,956		98,709	99,349
Netting		(62,720)	(73,332)		(78,697)	(83,014)
Total		$ 21,810	13,624		20,012	16,335

Balance Sheet Offsetting

We execute substantially all of our derivative transactions under master netting arrangements. When legally enforceable, these master netting arrangements give the ability, in the event of default by the counterparty, to liquidate securities held as collateral and to offset receivables and payables with the same counterparty. We reflect all derivative balances and related cash collateral subject to legally enforceable master netting arrangements on a net basis within trading assets and trading liabilities on our consolidated balance sheet. We do not net non-cash collateral that we receive or pledge against derivative balances on our consolidated balance sheet.

For disclosure purposes, we present Total derivatives, net which represents the aggregate of our net exposure to each counterparty after considering the balance sheet netting adjustments and any non-cash collateral. We manage derivative exposure by monitoring the credit risk associated with each counterparty using counterparty-specific credit risk limits, using master netting arrangements and obtaining collateral.

Table 13.2 provides information on the fair values of derivative assets and liabilities subject to legally enforceable master netting arrangements with the same counterparty, the balance sheet netting adjustments and the resulting net fair value amount recognized on our consolidated balance sheet, as well as the non-cash collateral associated with such arrangements. In addition to the netting amounts included in the table, we also have balance sheet netting related to resale and repurchase agreements that are disclosed within Note 17 (Securities Financing Activities).

Table 13.2: Offsetting of Derivative Assets and Liabilities

	December 31, 2025		December 31, 2024	
(in millions)	Derivative Assets	Derivative Liabilities	Derivative Assets	Derivative Liabilities
Interest rate contracts				
Over-the-counter (OTC)	$ 20,594	20,835	26,350	27,786
OTC cleared	445	366	961	1,126
Exchange traded	58	65	178	121
Total interest rate contracts	21,097	21,266	27,489	29,033
Commodity contracts				
OTC	2,432	3,764	1,936	1,121
Exchange traded	405	252	301	327
Total commodity contracts	2,837	4,016	2,237	1,448
Equity contracts				
OTC	6,836	12,149	6,139	9,977
Exchange traded	12,274	8,476	7,195	4,271
Total equity contracts	19,110	20,625	13,334	14,248
Foreign exchange contracts				
OTC	37,437	36,757	51,541	50,654
Total foreign exchange contracts	37,437	36,757	51,541	50,654
Credit contracts				
OTC	81	83	91	46
Total credit contracts	81	83	91	46
Total derivatives subject to enforceable master netting arrangements, gross	80,562	82,747	94,692	95,429
Less: Gross amounts offset				
Counterparty netting (1)	(57,957)	(57,777)	(69,080)	(68,945)
Cash collateral netting	(4,763)	(15,555)	(9,617)	(14,069)
Total derivatives subject to enforceable master netting arrangements, net	17,842	9,415	15,995	12,415
Derivatives not subject to enforceable master netting arrangements	3,968	4,209	4,017	3,920
Total derivatives recognized in consolidated balance sheet, net	21,810	13,624	20,012	16,335
Non-cash collateral	(4,906)	(3,091)	(4,024)	(2,853)
Total derivatives, net	$ 16,904	10,533	15,988	13,482

(1) Represents amounts with counterparties subject to enforceable master netting arrangements that have been offset on our consolidated balance sheet, including portfolio level valuation adjustments related to customer accommodation and other trading derivatives. These valuation adjustments were substantially all related to interest rate and foreign exchange contracts. Table 13.7 and Table 13.8 present information related to derivative valuation adjustments.

Fair Value and Cash Flow Hedges

For fair value hedges, we use interest rate swaps to convert certain of our fixed-rate long-term debt and time certificates of deposit to floating rates to hedge our exposure to interest rate risk. We also enter into cross-currency swaps, cross-currency interest rate swaps and forward contracts to hedge our exposure to foreign currency risk and interest rate risk associated with the issuance of non-U.S. dollar denominated long-term debt. We also enter into futures contracts, forward contracts, and swap contracts to hedge our exposure to the price risk of physical commodities inventory included in trading assets on our consolidated balance sheet. In addition, we use interest rate swaps, cross-currency swaps, cross-currency interest rate swaps and forward contracts to hedge against changes in fair value of certain investments in AFS debt securities due to changes in interest rates, foreign currency rates, or both. For certain fair value hedges of interest rate risk, we use the portfolio layer method to hedge stated amounts of closed portfolios of AFS debt securities. For certain fair value hedges of foreign currency risk, changes in fair value of cross-currency swaps and forward contracts attributable to changes in cross-currency basis spreads and the spot-forward difference, respectively, are excluded from the assessment of hedge effectiveness. Excluded components are either recognized in other comprehensive income (OCI) and amortized into earnings over the life of the derivative or recognized directly in earnings. See Note 24 (Other Comprehensive Income) for the amounts recognized in OCI.

For cash flow hedges, we use interest rate swaps and swaptions to hedge the variability in interest payments received on certain interest-earning deposits with banks and certain floating-rate commercial loans. We also use cross-currency swaps to hedge variability in interest payments on fixed-rate foreign currency-denominated long-term debt due to changes in foreign exchange rates. For certain cash flow hedges of interest rate risk, changes in fair value of swaptions attributable to changes in time value and volatility are excluded from the assessment of hedge

effectiveness and recognized in OCI. See Note 24 (Other Comprehensive Income) for the amounts recognized in OCI.

We estimate $141 million pre-tax of deferred net losses related to cash flow hedges in OCI at December 31, 2025, will be reclassified into net interest income during the next 12 months. For cash flow hedges as of December 31, 2025, we are hedging our interest rate and foreign currency exposure to the variability of future cash flows for all forecasted transactions for a maximum of approximately 10 years. For additional information on our accounting hedges, see Note 1 (Summary of Significant Accounting Policies).

Table 13.3 and Table 13.4 show the net gains (losses) related to derivatives in cash flow and fair value hedging relationships, respectively.

Table 13.3: Gains (Losses) Recognized on Cash Flow Hedging Relationships

	Net interest income			Total recognized in net income	Total recognized in OCI
(in millions)	Loans	Other interest income	Long-term debt	Derivative gains (losses)	Derivative gains (losses)
Year ended December 31, 2025					
Total amounts presented in the consolidated statement of income and other comprehensive income (1)	**$ 54,737**	**1,101**	**(10,268)**	**N/A**	**1,245**
Interest rate contracts:					
Realized gains (losses) (pre-tax) reclassified from OCI into net income	**(392)**	**(223)**	**—**	**(615)**	**615**
Net unrealized gains (losses) (pre-tax) recognized in OCI	**N/A**	**N/A**	**N/A**	**N/A**	**602**
Total gains (losses) (pre-tax) on interest rate contracts	**(392)**	**(223)**	**—**	**(615)**	**1,217**
Foreign exchange contracts:					
Realized gains (losses) (pre-tax) reclassified from OCI into net income	**—**	**—**	**(6)**	**(6)**	**6**
Net unrealized gains (losses) (pre-tax) recognized in OCI	**N/A**	**N/A**	**N/A**	**N/A**	**—**
Total gains (losses) (pre-tax) on foreign exchange contracts	**—**	**—**	**(6)**	**(6)**	**6**
Total gains (losses) (pre-tax) recognized on cash flow hedges	**$ (392)**	**(223)**	**(6)**	**(621)**	**1,223**
Year ended December 31, 2024					
Total amounts presented in the consolidated statement of income and other comprehensive income (1)	$ 57,895	1,137	(12,463)	N/A	(356)
Interest rate contracts:					
Realized gains (losses) (pre-tax) reclassified from OCI into net income	(444)	(396)	—	(840)	840
Net unrealized gains (losses) (pre-tax) recognized in OCI	N/A	N/A	N/A	N/A	(1,222)
Total gains (losses) (pre-tax) on interest rate contracts	(444)	(396)	—	(840)	(382)
Foreign exchange contracts:					
Realized gains (losses) (pre-tax) reclassified from OCI into net income	—	—	(7)	(7)	7
Net unrealized gains (losses) (pre-tax) recognized in OCI	N/A	N/A	N/A	N/A	(1)
Total gains (losses) (pre-tax) on foreign exchange contracts	—	—	(7)	(7)	6
Total gains (losses) (pre-tax) recognized on cash flow hedges	$ (444)	(396)	(7)	(847)	(376)
Year ended December 31, 2023					
Total amounts presented in the consolidated statement of income and other comprehensive income (1)	$ 57,155	1,068	(11,572)	N/A	545
Interest rate contracts:					
Realized gains (losses) (pre-tax) reclassified from OCI into net income	(267)	(449)	—	(716)	716
Net unrealized gains (losses) (pre-tax) recognized in OCI	N/A	N/A	N/A	N/A	(201)
Total gains (losses) (pre-tax) on interest rate contracts	(267)	(449)	—	(716)	515
Foreign exchange contracts:					
Realized gains (losses) (pre-tax) reclassified from OCI into net income	—	—	(8)	(8)	8
Net unrealized gains (losses) (pre-tax) recognized in OCI	N/A	N/A	N/A	N/A	—
Total gains (losses) (pre-tax) on foreign exchange contracts	—	—	(8)	(8)	8
Total gains (losses) (pre-tax) recognized on cash flow hedges	$ (267)	(449)	(8)	(724)	523

(1) In fourth quarter 2025, we changed the presentation of certain items on our consolidated balance sheet, including trading assets and liabilities, with corresponding changes to our consolidated statement of income. Prior period balances have been revised to conform with the current period presentation. For additional information, see Note 1 (Summary of Significant Accounting Policies).

Table 13.4: Gains (Losses) Recognized on Fair Value Hedging Relationships

		Net interest income			Noninterest income	Total recognized in net income	Total recognized in OCI
(in millions)		Available-for-sale and held-to-maturity debt securities (1)	Deposits	Long-term debt	Net gains from trading and securities (1)	Derivative gains (losses)	Derivative gains (losses)
Year ended December 31, 2025							
Total amounts presented in the consolidated statement of income and other comprehensive income (1)	**$**	**13,975**	**(20,449)**	**(10,268)**	**5,247**	**N/A**	**1,245**
Interest rate contracts							
Amounts related to cash flows on derivatives		**342**	**(7)**	**(1,907)**	**—**	**(1,572)**	**N/A**
Recognized on derivatives		**(903)**	**71**	**2,910**	**—**	**2,078**	**—**
Recognized on hedged items		**905**	**(72)**	**(2,944)**	**—**	**(2,111)**	**N/A**
Total gains (losses) (pre-tax) on interest rate contracts		**344**	**(8)**	**(1,941)**	**—**	**(1,605)**	**—**
Foreign exchange contracts							
Amounts related to cash flows on derivatives		**(2)**	**—**	**(87)**	**—**	**(89)**	**N/A**
Recognized on derivatives		**—**	**—**	**(38)**	**125**	**87**	**22**
Recognized on hedged items		**—**	**—**	**13**	**(117)**	**(104)**	**N/A**
Total gains (losses) (pre-tax) on foreign exchange contracts		**(2)**	**—**	**(112)**	**8**	**(106)**	**22**
Commodity contracts							
Recognized on derivatives		**—**	**—**	**—**	**(5,067)**	**(5,067)**	**—**
Recognized on hedged items		**—**	**—**	**—**	**4,972**	**4,972**	**N/A**
Total gains (losses) (pre-tax) on commodity contracts		**—**	**—**	**—**	**(95)**	**(95)**	**—**
Total gains (losses) (pre-tax) recognized on fair value hedges	**$**	**342**	**(8)**	**(2,053)**	**(87)**	**(1,806)**	**22**
Year ended December 31, 2024							
Total amounts presented in the consolidated statement of income and other comprehensive income (1)	$	13,001	(24,282)	(12,463)	5,516	N/A	(356)
Interest rate contracts							
Amounts related to cash flows on derivatives		864	(398)	(3,752)	—	(3,286)	N/A
Recognized on derivatives		212	(57)	(2,109)	—	(1,954)	—
Recognized on hedged items		(202)	47	2,072	—	1,917	N/A
Total gains (losses) (pre-tax) on interest rate contracts		874	(408)	(3,789)	—	(3,323)	—
Foreign exchange contracts							
Amounts related to cash flows on derivatives		—	—	(114)	—	(114)	N/A
Recognized on derivatives		—	—	6	(103)	(97)	20
Recognized on hedged items		—	—	(19)	105	86	N/A
Total gains (losses) (pre-tax) on foreign exchange contracts		—	—	(127)	2	(125)	20
Commodity contracts							
Recognized on derivatives		—	—	—	(372)	(372)	—
Recognized on hedged items		—	—	—	456	456	N/A
Total gains (losses) (pre-tax) on commodity contracts		—	—	—	84	84	—
Total gains (losses) (pre-tax) recognized on fair value hedges	$	874	(408)	(3,916)	86	(3,364)	20
Year ended December 31, 2023							
Total amounts presented in the consolidated statement of income and other comprehensive income (1)	$	12,320	(16,503)	(11,572)	4,448	N/A	545
Interest contracts							
Amounts related to cash flows on derivatives		1,137	(346)	(3,490)	—	(2,699)	N/A
Recognized on derivatives		(536)	312	2,634	—	2,410	—
Recognized on hedged items		534	(304)	(2,631)	—	(2,401)	N/A
Total gains (losses) (pre-tax) on interest rate contracts		1,135	(338)	(3,487)	—	(2,690)	—
Foreign exchange contracts							
Amounts related to cash flows on derivatives		—	—	(223)	—	(223)	N/A
Recognized on derivatives		—	—	75	108	183	22
Recognized on hedged items		—	—	(98)	(99)	(197)	N/A
Total gains (losses) (pre-tax) on foreign exchange contracts		—	—	(246)	9	(237)	22
Commodity contracts							
Recognized on derivatives		—	—	—	34	34	—
Recognized on hedged items		—	—	—	45	45	N/A
Total gains (losses) (pre-tax) on commodity contracts		—	—	—	79	79	—
Total gains (losses) (pre-tax) recognized on fair value hedges	$	1,135	(338)	(3,733)	88	(2,848)	22

(1) In fourth quarter 2025, we changed the presentation of certain items on our consolidated balance sheet, including trading assets and liabilities, with corresponding changes to our consolidated statement of income. Prior period balances have been revised to conform with the current period presentation. For additional information, see Note 1 (Summary of Significant Accounting Policies).

Table 13.5 shows the carrying amount and associated cumulative basis adjustment related to the application of hedge accounting that is included in the carrying amount of hedged assets and liabilities in fair value hedging relationships.

Table 13.5: Hedged Items in Fair Value Hedging Relationships

		Hedged items currently designated		Hedged items no longer designated	
(in millions)		Carrying amount of assets/ (liabilities) (1)(2)	Hedge accounting basis adjustment assets/(liabilities) (3)	Carrying amount of assets/ (liabilities) (2)	Hedge accounting basis adjustment assets/(liabilities)
December 31, 2025					
Available-for-sale debt securities (4)(5)	**$**	**94,388**	**(698)**	**21,489**	**285**
Trading assets (6)		**9,107**	**1,726**	**—**	**—**
Interest-bearing deposits		**(64,595)**	**(130)**	**—**	**—**
Long-term debt		**(154,397)**	**9,825**	**—**	**—**
December 31, 2024					
Available-for-sale debt securities (4)(5)	$	37,410	(1,546)	10,778	312
Trading assets (6)		4,787	100	—	—
Interest-bearing deposits		(54,084)	(56)	—	—
Long-term debt		(151,743)	12,858	—	—

(1) Does not include the carrying amount of hedged items where only foreign currency risk is the designated hedged risk. The carrying amount excluded $892 million and $260 million for AFS debt securities where only foreign currency risk is the designated hedged risk as of December 31, 2025 and 2024, respectively.
(2) Represents the full carrying amount of the hedged asset or liability item as of the balance sheet date, except for circumstances in which only a portion of the asset or liability was designated as the hedged item in which case only the portion designated is presented.
(3) The balance includes $100 million and $455 million of trading assets and long-term debt cumulative basis adjustments, respectively, as of December 31, 2025, and $(23) million and $566 million of trading assets and long-term debt cumulative basis adjustments, respectively, as of December 31, 2024, on terminated hedges whereby the hedged items have subsequently been re-designated into existing hedges.
(4) Carrying amount represents the amortized cost.
(5) At December 31, 2025 and 2024, the amortized cost of closed portfolios of AFS debt securities using the portfolio layer method was $43.2 billion and $18.6 billion, respectively, of which $15.3 billion and $9.0 billion was designated as hedged, respectively. The balance includes cumulative basis adjustments of $75 million and $(43) million as of December 31, 2025 and 2024, respectively, related to certain AFS debt securities designated as the hedged item in a fair value hedge using the portfolio layer method.
(6) Trading assets consists of hedged physical commodities inventory. In fourth quarter 2025, we changed the presentation of certain items on our consolidated balance sheet, including trading assets and liabilities. Prior period balances have been revised to conform with the current period presentation. For additional information, see Note 1 (Summary of Significant Accounting Policies).

Derivatives Not Designated as Hedging Instruments

Derivatives not designated as hedging instruments include economic hedges and derivatives entered into for customer accommodation trading purposes.

ECONOMIC HEDGES AND OTHER. Economic hedge and other derivatives do not qualify for, or we have elected not to apply, hedge accounting. We use economic hedge derivatives to manage our non-trading exposures to interest rate risk, equity price risk, foreign currency risk, and credit risk. Other derivatives include non-economic hedges not part of our portfolio of customer accommodation trading derivatives.

Table 13.6 shows the net gains (losses) related to economic hedge and other derivatives. Gains (losses) on customer accommodation trading derivatives are excluded from Table 13.6. See Note 20 (Revenue and Expenses) for additional information on net gains and (losses) from trading activities.

Table 13.6: Gains (Losses) on Economic Hedge and Other Derivatives

				Year ended December 31,
(in millions)		**2025**	2024	2023
Interest rate contracts (1)	**$**	**269**	(633)	(321)
Equity contracts (2)		**139**	(17)	(177)
Foreign exchange contracts (3)		**(846)**	300	(824)
Credit contracts (4)		**(84)**	4	13
Net gains (losses) recognized related to economic hedge derivatives	**$**	**(522)**	(346)	(1,309)

(1) Includes economic hedge and other derivative gains and (losses) related to mortgage banking activities, which were recognized in mortgage banking noninterest income. These activities include derivative loan commitments and hedges of residential MSRs, residential mortgage LHFS, derivative loan commitments, and other interests held. For additional information on our mortgage banking interest rate contracts, see Note 6 (Mortgage Banking Activities). Other derivative gains and (losses) not related to mortgage banking were recognized in other noninterest income.
(2) Includes derivative gains and (losses) used to economically hedge the deferred compensation plan liabilities, which were recognized in personnel noninterest expense, and other derivative instruments related to our previous sales of shares of Visa Inc. Class B common stock, which were recognized in other noninterest income.
(3) Includes derivatives used to mitigate foreign exchange risk of specified foreign currency-denominated assets and liabilities. In 2025 and 2024, gains and (losses) were recognized in net gains from trading and securities within noninterest income. Prior to 2024, gains and (losses) were recognized in other noninterest income.
(4) Includes credit derivatives used to hedge certain loan exposures. Gains and (losses) were recognized in other noninterest income.

CUSTOMER ACCOMMODATION TRADING. For customer accommodation trading purposes, we use swaps, futures, forwards, spots and options to assist our customers in managing their own risks, including interest rate, commodity, equity, foreign exchange, and credit contracts. These derivatives are not linked to specific assets and liabilities on our consolidated balance sheet or to forecasted transactions in an accounting hedge relationship and, therefore, do not qualify for hedge accounting. Customer accommodation trading derivatives also include derivatives entered into to manage our risk exposure related to trading assets or liabilities. Changes in the fair value of customer accommodation trading derivatives are recognized in net gains from trading and securities.

DERIVATIVE VALUATION ADJUSTMENTS. We incorporate certain adjustments in determining the fair value of our derivatives, including credit valuation adjustments (CVA) to reflect counterparty credit risk related to derivative assets, debit valuation adjustments (DVA) to reflect Wells Fargo's own credit risk related to derivative liabilities, and funding valuation adjustments (FVA) to reflect the funding cost of uncollateralized or partially collateralized derivative assets and liabilities. CVA, which considers the effects of enforceable master netting agreements and collateral arrangements, reflects market-based views of the credit quality of each counterparty. We estimate CVA based on observed credits spreads in the credit default swap market and indices indicative of the credit quality of the counterparties to our derivatives.

Table 13.7 presents the impact of derivative valuation adjustments (excluding the effect of any related hedges), which are included in net gains (losses) from trading and securities on the consolidated statement of income. For additional information, see Note 20 (Revenue and Expenses).

Table 13.7: Net Gains (Losses) from Derivative Valuation Adjustments

		Year ended December 31,		
(in millions)		**2025**	2024	2023
CVA	**$**	**(11)**	17	80
DVA		**(26)**	4	(109)
FVA		**(8)**	(85)	—
Total	**$**	**(45)**	(64)	(29)

Table 13.8 presents the impact of derivative valuation adjustments on derivative fair values.

Table 13.8: Derivative Valuation Adjustments

		Contra Liability (Contra Asset)	
(in millions)		**Dec 31, 2025**	Dec 31, 2024
CVA	**$**	**(286)**	(275)
DVA		**200**	226
FVA, net		**(93)**	(85)
Total derivative valuation adjustments	**$**	**(179)**	(134)

Credit Derivatives

Credit derivative contracts transfer the credit risk of a reference asset or entity from one party (the purchaser of credit protection) to another party (the seller of credit protection). We use credit derivatives to assist customers in managing their risks, to manage our counterparty credit risk, and to hedge certain loan exposures. We act as both a purchaser and seller of credit protection. We may purchase and sell credit protection on corporate debt obligations through the use of credit default swaps, risk participation swaps or other credit derivatives. As a seller of credit protection, we would be required to perform under the sold credit derivatives in the event of default by the referenced obligors, such as bankruptcy, capital restructuring or lack of principal and/or interest payment.

Table 13.9 provides details of sold credit derivatives.

Table 13.9: Sold Credit Derivatives

		Credit protection sold - Notional amount	
(in millions)		Total	Non-investment grade
December 31, 2025			
Credit default swaps	**$**	**12,568**	**922**
Risk participation swaps		**6,208**	**4,052**
Total credit derivatives	**$**	**18,776**	**4,974**
December 31, 2024			
Credit default swaps	$	10,516	684
Risk participation swaps		6,007	3,779
Total credit derivatives	$	16,523	4,463

Total credit protection sold represents the estimated maximum exposure to loss that would be incurred if, upon an event of default, the value of our interests and any associated collateral declined to zero. Maximum exposure does not take into consideration any recovery value from the referenced obligation or offset from collateral held or any economic hedges. Non-investment grade amounts represent those credit derivatives with a higher risk of us being required to perform under the terms of the credit derivative based on the risk of the underlying assets. We consider the credit risk to be low if the underlying assets referenced by the credit derivative have an external rating that is investment grade. If an external rating is not available, we classify the credit derivative as non-investment grade.

We manage our maximum exposure to sold credit derivatives by requiring collateral from our counterparties, which may include cash and non-cash collateral, and entering into purchased credit derivatives with identical or similar reference positions in order to achieve our desired credit risk profile. Our credit risk management approach is designed to provide the ability to recover amounts that would be paid under sold credit derivatives.

Credit-Risk Contingent Features

Certain of our derivative contracts contain provisions whereby if the credit rating of our debt were to be downgraded by certain major credit rating agencies, the counterparty could demand additional collateral or require termination or replacement of derivative instruments in a net liability position. Table 13.10 illustrates our exposure to OTC bilateral derivative contracts with credit-risk contingent features, collateral we have posted, and the additional collateral we would be required to post if the credit rating of our debt was downgraded below investment grade.

Table 13.10: Credit-Risk Contingent Features

(in billions)		**Dec 31, 2025**	Dec 31, 2024
Net derivative liabilities with credit-risk contingent features	**$**	**26.3**	23.8
Collateral posted		**22.7**	19.8
Additional collateral to be posted upon a below investment grade credit rating (1)		**3.7**	4.1

(1) Any credit rating below investment grade requires us to post the maximum amount of collateral.

Note 14: Fair Value Measurements

We use fair value measurements to recognize fair value adjustments to certain assets and liabilities and to fulfill fair value disclosure requirements. Assets and liabilities recognized at fair value on a recurring basis are presented in Table 14.1 in this Note. Additionally, from time to time, we recognize fair value adjustments on a nonrecurring basis. These nonrecurring adjustments typically involve application of an accounting method such as lower of cost or fair value (LOCOM) and the measurement alternative, or write-downs of individual assets. Assets recognized at fair value on a nonrecurring basis are presented in Table 14.4 in this Note. We provide in Table 14.9 estimates of fair value for financial instruments that are not recognized at fair value, such as loans and debt liabilities carried at amortized cost.

FAIR VALUE HIERARCHY. We classify our assets and liabilities recognized at fair value as either Level 1, 2, or 3 in the fair value hierarchy. The highest priority (Level 1) is assigned to valuations based on unadjusted quoted prices in active markets and the lowest priority (Level 3) is assigned to valuations that include one or more significant unobservable inputs. See Note 1 (Summary of Significant Accounting Policies) for a detailed description of the fair value hierarchy.

In the determination of the classification of financial instruments in Level 2 or Level 3 of the fair value hierarchy, we consider all available information, including observable market data, indications of market liquidity and orderliness of transactions, and our understanding of the valuation techniques and significant inputs used. This determination is ultimately based upon the specific facts and circumstances of each instrument or instrument category and judgments are made regarding the significance of the unobservable inputs to the instruments' fair value measurement in its entirety. If one or more unobservable inputs is considered significant, the instrument is classified as Level 3.

We do not classify nonmarketable equity securities in the fair value hierarchy if we use the non-published net asset value (NAV) per share (or its equivalent) as a practical expedient to measure fair value. Marketable equity securities with published NAVs are classified in the fair value hierarchy.

Assets

TRADING DEBT SECURITIES. Trading debt securities are recognized at fair value on a recurring basis. These securities are valued using internal trader prices that are subject to independent price verification procedures, which includes comparing internal trader prices against multiple independent pricing sources, such as prices obtained from third-party pricing services, observed trades, and other approved market data. These pricing services compile prices from various sources and may apply matrix pricing for similar securities when no price is observable. We review pricing methodologies provided by pricing services to determine if observable market information is being used versus unobservable inputs. When evaluating the appropriateness of an internal trader price, compared with other independent pricing sources, considerations include the range and quality of available information and observability of trade data. These sources are used to evaluate the reasonableness of a trader price; however, valuing financial instruments involves judgments acquired from knowledge of a particular market. Substantially all of our trading debt securities are recognized using internal trader prices.

AVAILABLE-FOR-SALE DEBT SECURITIES. AFS debt securities are recognized at fair value on a recurring basis. Fair value measurement for AFS debt securities is based upon various sources of market pricing. Where available, we use quoted prices in active markets. When instruments are traded in secondary markets and quoted prices in active markets do not exist for such securities, we use prices obtained from third-party pricing services and, to a lesser extent, may use prices obtained from independent broker-dealers (brokers), collectively vendor prices that are subject to independent price verification procedures. Substantially all of our AFS debt securities are recognized using vendor prices. See the "Level 3 Asset and Liability Valuation Processes – Vendor Developed Valuations" section in this Note for additional discussion of our processes when using vendor prices to recognize fair value of AFS debt securities, which includes those classified as Level 2 or Level 3 within the fair value hierarchy.

When vendor prices are deemed inappropriate, they may be adjusted based on other market data or internal models. We also use internal models when no vendor prices are available. Internal models use discounted cash flow techniques or market comparable pricing techniques and are subject to independent price verification procedures.

EQUITY SECURITIES. Marketable equity securities and certain nonmarketable equity securities that we have elected to account for at fair value are recognized at fair value on a recurring basis. Our remaining nonmarketable equity securities are subject to nonrecurring fair value adjustments to recognize impairment. Additionally, the carrying value of equity securities accounted for under the measurement alternative is also remeasured to fair value upon the occurrence of orderly observable transactions of the same or similar securities of the same issuer.

We use quoted prices to determine the fair value of marketable equity securities, as the securities are publicly traded. Quoted prices are typically not available for nonmarketable equity securities. We therefore use other methods, generally market comparable pricing techniques, to determine fair value for such securities. We use all available information in making this determination, which includes observable transaction prices for the same or similar security, prices from third-party pricing services, broker quotes, trading multiples of comparable public companies, and discounted cash flow models. Where appropriate, we make adjustments to observed market data to reflect the comparative differences between the market data and the attributes of our equity securities, such as differences with comparable public companies and other investment-specific considerations like liquidity, marketability or differences in terms of the instruments.

PHYSICAL COMMODITIES INVENTORY. The carrying value of physical commodities inventory approximates fair value. The inventory is recognized at the lower of cost or net realizable value and when designated in a fair value accounting hedge, includes adjustments that result in the asset approximating fair value.

We determine the fair value of exchange-traded physical commodities inventory using observable exchange settlement prices, which represent the prices at which positions are contractually settled through the exchange. Other physical commodities inventory is valued using internal valuation techniques that are subject to independent price verification procedures.

TRADING LOANS AND LOANS HELD FOR SALE (LHFS). Trading loans includes loans held by our trading business that are recognized at fair value on a recurring basis and are classified in trading assets on our consolidated balance sheet. LHFS are non-trading loans classified in other assets on our consolidated balance sheet. LHFS are generally held at LOCOM which may be written down to fair value on a nonrecurring basis, with the exception of certain portfolios where we have elected to recognize the loans at fair value on a recurring basis.

Trading loans and LHFS recognized at fair value on a recurring basis are based on pending transactions when available. Where market pricing data or pending transactions are not available, we use a discounted cash flow model to estimate fair value.

LHFS measured at LOCOM are valued using quoted market prices, where available, or the prices for other mortgage whole loans with similar characteristics. We may use securitization prices that are adjusted for typical securitization activities including servicing value, portfolio composition, market conditions and liquidity.

LOANS. Although loans are recognized at amortized cost, we recognize nonrecurring fair value adjustments to reflect write-downs that are based on the observable market price of the loan or current appraised value of the collateral less costs to sell.

DERIVATIVES. Derivatives are recognized at fair value on a recurring basis. Other than certain exchange-traded derivatives that are actively traded and valued using quoted market prices, derivatives are measured using internal valuation techniques that are subject to independent price verification procedures. These instruments, which include derivatives traded in over-the-counter (OTC) markets, with clearinghouses, and on exchanges, are classified as Level 2 or Level 3 of the fair value hierarchy, depending on the significance of unobservable inputs in the valuation. Valuation techniques and inputs to internal models depend on the type of derivative and nature of the underlying rate, price or index upon which the value of the derivative is based. Key inputs can include yield curves, credit curves, foreign exchange rates, prepayment rates, volatility measurements and correlation of certain of these inputs. See the "Level 3 Asset and Liability Valuation Processes – Internal Model Valuations" section in this Note for additional discussion of our processes when using internal models to recognize fair value of derivatives, which includes those classified as Level 2 or Level 3 within the fair value hierarchy.

We incorporate certain adjustments in determining the fair value of our derivatives, including credit valuation adjustments (CVA) to reflect counterparty credit risk related to derivative assets, debit valuation adjustments (DVA) to reflect Wells Fargo's own credit risk related to derivative liabilities, and funding valuation adjustments (FVA) to reflect the funding cost of uncollateralized or partially collateralized derivative assets and liabilities. CVA, which considers the effects of enforceable master netting agreements and collateral arrangements, reflects market-based views of the credit quality of each counterparty. We estimate CVA based on observed credits spreads in the credit default swap market and indices indicative of the credit quality of the counterparties to our derivatives.

MORTGAGE SERVICING RIGHTS (MSRs). Residential MSRs are carried at fair value on a recurring basis and are classified in other assets on our consolidated balance sheet. Commercial MSRs are carried at LOCOM and may be written down to fair value on a nonrecurring basis. MSRs do not trade in an active market with readily observable prices. We determine the fair value of MSRs using a valuation model that estimates the present value of expected future net servicing income. The model incorporates assumptions that market participants may use in estimating future net servicing income cash flows, including estimates of prepayment rates (including housing price volatility for residential MSRs), discount rates, and cost to service (including delinquency and foreclosure costs). See the "Level 3 Asset and Liability Valuation Processes – Internal Model Valuations" section in this Note for additional discussion of our processes when using internal models to recognize fair value of residential MSRs, which are classified as Level 3 within the fair value hierarchy.

OTHER ASSETS. Other assets are generally recognized at amortized cost. We recognize nonrecurring fair value adjustments to reflect impairment or the impact of certain lease modifications. Other assets subject to nonrecurring fair value measurements include operating lease ROU assets, foreclosed assets, and venture capital investments in consolidated portfolio companies. For these assets, fair value is generally based upon independent market prices or appraised values less costs to sell, or the use of a discounted cash flow model.

Liabilities

SECURITIES SOLD, NOT YET PURCHASED. Securities sold, not yet purchased in our trading business are recognized at fair value on a recurring basis and are measured using quoted prices in active markets, where available. When quoted prices for the same instruments are not available or markets are not active, fair values are estimated using recent trades of similar securities.

INTEREST-BEARING DEPOSITS AND LONG-TERM DEBT. Although interest-bearing deposits and long-term debt are generally recognized at amortized cost, we have elected the fair value option for certain structured debt liabilities issued by our trading business. Fair values for these instruments are estimated using a discounted cash flow model that includes both the embedded derivative and debt portions of the instruments. The discount rate used in these discounted cash flow models also incorporates the impact of our credit spread, which is generally based on observable spreads in the secondary bond market.

Level 3 Asset and Liability Valuation Processes

We generally determine fair value of our Level 3 assets and liabilities by using internal models and, to a lesser extent, prices obtained from vendors. Our valuation processes vary depending on which approach is utilized.

INTERNAL MODEL VALUATIONS. Certain Level 3 fair value estimates are based on internal models, such as discounted cash flow or market comparable pricing techniques. Some of the inputs used in these valuations are unobservable. Unobservable inputs are generally derived from or can be correlated to historic performance of similar portfolios or previous market trades in similar instruments where particular unobservable inputs may be implied. We attempt to correlate each unobservable input to historical experience and other third-party data where available. Internal models are subject to review prescribed within our model risk management policies and procedures, which include model validation. Model validation helps ensure our models are appropriate for their intended use and appropriate controls exist to help mitigate risk of invalid valuations. Model validation assesses the adequacy and appropriateness of our models, including reviewing its key components, such as inputs, processing components, logic or theory, output results and supporting model documentation. Validation also includes ensuring significant unobservable model inputs are appropriate given observable market transactions or other market data within the same or similar asset classes. We also have ongoing monitoring procedures in place for our Level 3 assets and liabilities that use internal valuation models. These procedures, which are designed to provide reasonable assurance that models continue to perform as expected, include:

- ongoing analysis and benchmarking to market transactions and other independent market data (including pricing vendors, if available);
- back-testing of modeled fair values to actual realized transactions; and
- review of modeled valuation results against expectations, including review of significant or unusual fluctuations in value.

We update model inputs and methodologies periodically to reflect these monitoring procedures. Additionally, existing models are subject to periodic reviews and we perform full model revalidations as necessary. Internal valuation models are subject to ongoing review by the appropriate principal line of business or enterprise function and monitoring oversight by Independent Risk Management. Independent Risk Management, through its Model Risk function, provides independent oversight of model risk management, and its responsibilities include governance, validation, periodic review, and monitoring of model risk across the Company and providing periodic reports to management and the Board's Risk Committee.

VENDOR-DEVELOPED VALUATIONS. We routinely obtain pricing from third-party vendors to value our assets or liabilities. In certain limited circumstances, this includes assets and liabilities that we classify as Level 3. We have processes in place to approve and periodically review third-party vendors to assess whether information obtained and valuation techniques used are appropriate. This review may consist of, among other things, obtaining and evaluating control reports issued and pricing methodology materials distributed. We monitor and review vendor prices on an ongoing basis to evaluate whether the fair values are reasonable and in line with market experience in similar asset classes. While the inputs used to determine fair value are not provided by the pricing vendors, and therefore unavailable for our review, we perform one or more of the following procedures to validate the pricing information and determine appropriate classification within the fair value hierarchy:

- comparison to other pricing vendors (if available);
- variance analysis of prices;
- corroboration of pricing by reference to other independent market data, such as market transactions and relevant benchmark indices;
- review of pricing by Company personnel familiar with market liquidity and other market-related conditions; and
- investigation of prices on a specific instrument-by-instrument basis.

Assets and Liabilities Recognized at Fair Value on a Recurring Basis

Table 14.1 presents the balances of assets and liabilities recognized at fair value on a recurring basis.

Table 14.1: Fair Value on a Recurring Basis

	December 31, 2025				December 31, 2024			
(in millions)	**Level 1**	**Level 2**	**Level 3**	**Total**	Level 1	Level 2	Level 3	Total
Trading assets (1):								
Debt securities:								
Securities of U.S. Treasury and federal agencies	**$ 51,376**	**3,421**	**—**	**54,797**	38,320	3,829	—	42,149
Collateralized loan obligations	**—**	**859**	**77**	**936**	—	847	80	927
Corporate debt securities	**—**	**19,349**	**15**	**19,364**	—	17,341	45	17,386
Federal agency mortgage-backed securities	**—**	**69,836**	**—**	**69,836**	—	52,908	—	52,908
Non-agency mortgage-backed securities	**—**	**1,692**	**1**	**1,693**	—	1,702	1	1,703
Other debt securities	**—**	**7,236**	**—**	**7,236**	—	6,132	—	6,132
Total trading debt securities	**51,376**	**102,393**	**93**	**153,862**	38,320	82,759	126	121,205
Equity securities (1)	**32,322**	**5,948**	**4**	**38,274**	13,656	5,344	4	19,004
Physical commodities inventory (1)	**3,430**	**5,677**	**—**	**9,107**	—	4,787	—	4,787
Trading loans (1)	**—**	**4,813**	**69**	**4,882**	—	3,569	18	3,587
Derivative assets (gross):								
Interest rate contracts	**58**	**21,985**	**300**	**22,343**	178	28,070	567	28,815
Commodity contracts	**38**	**3,096**	**113**	**3,247**	—	2,602	39	2,641
Equity contracts	**—**	**20,636**	**152**	**20,788**	19	15,074	108	15,201
Foreign exchange contracts	**—**	**38,069**	**2**	**38,071**	—	51,913	43	51,956
Credit contracts	**—**	**51**	**30**	**81**	—	90	6	96
Total derivative assets (gross)	**96**	**83,837**	**597**	**84,530**	197	97,749	763	98,709
Total trading assets prior to derivative netting	**$ 87,224**	**202,668**	**763**	**290,655**	52,173	194,208	911	247,292
Derivative netting (2)				**(62,720)**				(78,697)
Total trading assets after derivative netting				**$ 227,935**				168,595
Available-for-sale debt securities:								
Securities of U.S. Treasury and federal agencies	**$ 51,809**	**—**	**—**	**51,809**	23,285	—	—	23,285
Securities of U.S. states and political subdivisions	**—**	**10,383**	**14**	**10,397**	—	12,018	17	12,035
Federal agency mortgage-backed securities	**—**	**140,080**	**—**	**140,080**	—	123,029	—	123,029
Non-agency mortgage-backed securities	**—**	**2,124**	**2**	**2,126**	—	1,804	2	1,806
Collateralized loan obligations	**—**	**7,904**	**—**	**7,904**	—	2,202	—	2,202
Other debt securities	**—**	**1,040**	**217**	**1,257**	—	424	197	621
Total available-for-sale debt securities	**51,809**	**161,531**	**233**	**213,573**	23,285	139,477	216	162,978
Loans held for sale (1)(3)	**—**	**721**	**107**	**828**	—	964	162	1,126
Mortgage servicing rights (residential) (3)	**—**	**—**	**5,696**	**5,696**	—	—	6,844	6,844
Equity securities (1)	**1,941**	**—**	**67**	**2,008**	3,009	—	43	3,052
Other assets	**311**	**—**	**161**	**472**	266	—	168	434
Total assets measured at fair value on a recurring basis	**$ 141,285**	**364,920**	**7,027**	**513,232**	78,733	334,649	8,344	421,726
Trading liabilities (1):								
Securities sold, not yet purchased (1)	**$ (24,581)**	**(7,261)**	**(2)**	**(31,844)**	(21,835)	(6,643)	—	(28,478)
Derivative liabilities gross:								
Interest rate contracts	**(65)**	**(22,268)**	**(442)**	**(22,775)**	(121)	(26,844)	(4,170)	(31,135)
Commodity contracts	**(79)**	**(4,265)**	**(61)**	**(4,405)**	—	(1,558)	(75)	(1,633)
Equity contracts	**—**	**(21,438)**	**(1,276)**	**(22,714)**	(4)	(14,327)	(1,275)	(15,606)
Foreign exchange contracts	**—**	**(36,975)**	**(2)**	**(36,977)**	—	(50,886)	(39)	(50,925)
Credit contracts	**—**	**(57)**	**(28)**	**(85)**	—	(43)	(7)	(50)
Total derivative liabilities (gross)	**(144)**	**(85,003)**	**(1,809)**	**(86,956)**	(125)	(93,658)	(5,566)	(99,349)
Total trading liabilities prior to derivative netting	**(24,725)**	**(92,264)**	**(1,811)**	**(118,800)**	(21,960)	(100,301)	(5,566)	(127,827)
Derivative netting (2)				**73,332**				83,014
Total trading liabilities after derivative netting				**$ (45,468)**				(44,813)
Other liabilities (1)	**—**	**(311)**	**(46)**	**(357)**	—	(266)	(52)	(318)
Interest-bearing deposits	**—**	**—**	**—**	**—**	—	(318)	—	(318)
Long-term debt	**—**	**(7,082)**	**—**	**(7,082)**	—	(3,495)	—	(3,495)
Total liabilities measured at fair value on a recurring basis	**$ (24,725)**	**(99,657)**	**(1,857)**	**(126,239)**	(21,960)	(104,380)	(5,618)	(131,958)

(1) In fourth quarter 2025, we changed the presentation of certain items on our consolidated balance sheet, including trading assets and liabilities and short-term borrowings. Prior period balances have been revised to conform with the current period presentation. For additional information, see Note 1 (Summary of Significant Accounting Policies).
(2) Represents balance sheet netting of derivative asset and liability balances, related cash collateral, and portfolio level valuation adjustments. See Note 13 (Derivatives) for additional information.
(3) Loans held for sale and mortgage servicing rights are included in other assets on our consolidated balance sheet.

Level 3 Assets and Liabilities Recognized at Fair Value on a Recurring Basis

Table 14.2 presents the changes in Level 3 assets and liabilities recognized at fair value on a recurring basis.

Table 14.2: Changes in Level 3 Fair Value Assets and Liabilities on a Recurring Basis

(in millions)	Balance, beginning of period	Net gains/ (losses) (1)	Purchases (2)	Sales	Settlements	Transfers into Level 3 (3)	Transfers out of Level 3 (4)	Balance, end of period	Net unrealized gains (losses) related to assets and liabilities held at period end	(5)
Year ended December 31, 2025										
Trading assets (6):										
Debt instruments (7)	$ 144	(31)	115	(99)	(42)	108	(33)	162	(20)	(8)
Net derivative assets and liabilities:										
Interest rate contracts	(3,603)	1,057	—	—	489	(26)	1,941	(142)	351	
Equity contracts	(1,167)	(372)	2	(2)	555	(350)	210	(1,124)	(71)	
Other derivative contracts	(33)	182	6	(2)	(284)	16	169	54	94	
Total derivative contracts	(4,803)	867	8	(4)	760	(360)	2,320	(1,212)	374	(9)
Available-for-sale debt securities	216	7	25	(1)	(14)	—	—	233	6	(8)
Mortgage servicing rights (residential) (10)	6,844	(487)	98	(759)	—	—	—	5,696	257	(11)
Other (6)	278	—	44	(43)	(16)	23	(64)	222	(3)	(12)
Year ended December 31, 2024										
Trading assets (6):										
Debt instruments (7)	$ 234	(7)	222	(217)	(60)	155	(183)	144	(13)	(8)
Net derivative assets and liabilities:										
Interest rate contracts	(3,567)	(2,820)	—	—	2,802	(9)	(9)	(3,603)	(563)	
Equity contracts	(1,474)	(578)	—	—	857	(204)	232	(1,167)	90	
Other derivative contracts	43	263	11	(4)	(302)	(47)	3	(33)	(34)	
Total derivative contracts	(4,998)	(3,135)	11	(4)	3,357	(260)	226	(4,803)	(507)	(9)
Available-for-sale debt securities	221	18	24	—	(18)	1	(30)	216	20	(8)
Mortgage servicing rights (residential) (10)	7,468	(406)	94	(312)	—	—	—	6,844	492	(11)
Other (6)	337	146	61	(103)	(49)	22	(136)	278	146	(12)
Year ended December 31, 2023										
Trading assets (6):										
Debt instruments (7)	$ 210	(11)	178	(167)	(31)	151	(96)	234	(21)	(8)
Net derivative assets and liabilities:										
Interest rate contracts	(2,582)	(2,062)	3	(3)	2,548	(1,493)	22	(3,567)	93	
Equity contracts	(1,224)	(801)	—	—	521	(108)	138	(1,474)	(314)	
Other derivative contracts	9	(52)	14	(4)	81	(3)	(2)	43	42	
Total derivative contracts	(3,797)	(2,915)	17	(7)	3,150	(1,604)	158	(4,998)	(179)	(9)
Available-for-sale debt securities	276	(8)	113	(31)	(19)	304	(414)	221	(32)	(8)
Mortgage servicing rights (residential) (10)	9,310	(1,101)	161	(902)	—	—	—	7,468	86	(11)
Other (6)	601	131	261	(373)	(100)	79	(262)	337	125	(12)

(1) All amounts represent net gains (losses) included in net income except for AFS debt securities and other assets and liabilities which also included net gains (losses) in other comprehensive income (OCI). Net gains (losses) included in OCI for AFS debt securities were $11 million, $21 million and $(27) million for the years ended December 31, 2025, 2024, and 2023, respectively. Net gains (losses) included in OCI for other assets and liabilities were $(7) million, $(14) million and $(12) million for the years ended December 31, 2025, 2024, and 2023, respectively.
(2) Includes originations of mortgage servicing rights and loans held for sale.
(3) All assets and liabilities transferred into Level 3 were previously classified within Level 2.
(4) All assets and liabilities transferred out of Level 3 are classified as Level 2.
(5) All amounts represent net unrealized gains (losses) related to assets and liabilities held at period end included in net income except for AFS debt securities and other assets and liabilities which also included net unrealized gains (losses) related to assets and liabilities held at period end in OCI. Net unrealized gains (losses) included in OCI for AFS debt securities were $11 million, $22 million and $(28) million for the years ended December 31, 2025, 2024, and 2023. Net unrealized gains (losses) included in OCI for other assets and liabilities were $(7) million, $(14) million and $(12) million for the years ended December 31, 2025, 2024, and 2023, respectively.
(6) In fourth quarter 2025, we changed the presentation of certain items on our consolidated balance sheet, including trading assets and liabilities and short-term borrowings, with corresponding changes to our consolidated statement of income. Prior period balances have been revised to conform with the current period presentation. For additional information, see Note 1 (Summary of Significant Accounting Policies).
(7) Includes trading debt securities and trading loans.
(8) Included in net gains from trading and securities on our consolidated statement of income.
(9) Included in mortgage banking income, net gains from trading and securities, and other noninterest income on our consolidated statement of income.
(10) For additional information on the changes in mortgage servicing rights, see Note 6 (Mortgage Banking Activities).
(11) Included in mortgage banking income on our consolidated statement of income.
(12) Included in mortgage banking income and other noninterest income on our consolidated statement of income.

Table 14.3 provides quantitative information about the valuation techniques and significant unobservable inputs used in the valuation of our Level 3 assets and liabilities measured at fair value on a recurring basis.

Weighted averages of inputs are calculated using outstanding unpaid principal balances of loans serviced for residential MSRs and notional amounts for derivative instruments.

Table 14.3: Valuation Techniques – Recurring Basis

($ in millions, except cost to service amounts)	Fair Value Level 3	Valuation Technique	Significant Unobservable Input	Range of Inputs		Weighted Average
December 31, 2025						
Mortgage servicing rights (residential)	**$ 5,696**	**Discounted cash flow**	**Cost to service per loan (1)**	**$ 61 - 446**		**96**
			Discount rate	**8.8 - 12.5**	**%**	**9.1**
			Prepayment rate (2)	**5.7 - 23.0**		**8.0**
Net derivative assets and (liabilities):						
Interest rate contracts	**(139)**	**Discounted cash flow**	**Discount rate**	**2.5 - 3.5**		**3.4**
	(3)	**Discounted cash flow**	**Default rate**	**0.4 - 12.0**		**2.4**
			Loss severity	**50.0 - 50.0**		**50.0**
Equity contracts	**(579)**	**Discounted cash flow**	**Conversion factor**	**(0.3) - 0.0**		**(0.2)**
			Weighted average life	**1.0 - 4.0**	**yrs**	**1.7**
	(545)	**Option model**	**Correlation factor**	**(20.0) - 98.5**	**%**	**77.1**
			Volatility factor	**8.0 - 105.0**		**42.7**
December 31, 2024						
Mortgage servicing rights (residential)	$ 6,844	Discounted cash flow	Cost to service per loan (1)	$ 60 - 451		103
			Discount rate	9.2 - 15.5	%	10.1
			Prepayment rate (2)	6.8 - 19.4		8.1
Net derivative assets and (liabilities):						
Interest rate contracts	(3,588)	Discounted cash flow	Discount rate	4.1 - 4.2		4.1
	(15)	Discounted cash flow	Default rate	0.4 - 1.1		0.5
			Loss severity	50.0 - 50.0		50.0
Equity contracts	(758)	Discounted cash flow	Conversion factor	(1.4) - 0.0		(0.7)
			Weighted average life	1.0 - 4.0	yrs	2.0
	(409)	Option model	Correlation factor	(70.0) - 98.9	%	65.3
			Volatility factor	6.5 - 138.0		41.1

(1) The high end of the range of inputs is for servicing modified loans. For non-modified loans, the range is $61 - $112 at December 31, 2025, and $60 - $162 at December 31, 2024.
(2) Includes a blend of prepayment speeds and expected defaults. Prepayment speeds are influenced by mortgage interest rates as well as our estimation of drivers of borrower behavior.

The internal valuation techniques used for our Level 3 assets and liabilities, as presented in Table 14.3 and Table 14.6, are described as follows:

- Discounted cash flow – Discounted cash flow valuation techniques generally consist of developing an estimate of future cash flows that are expected to occur over the life of an instrument and then discounting those cash flows at a rate of return that results in the fair value amount.
- Market comparable pricing – Market comparable pricing valuation techniques are used to determine the fair value of certain instruments by incorporating known inputs, such as recent transaction prices, pending transactions, financial metrics of comparable companies, or prices of other similar investments that require significant adjustment to reflect differences in instrument characteristics.
- Option model – Option model valuation techniques are generally used for instruments in which the holder has a contingent right or obligation based on the occurrence of a future event, such as the price of a referenced asset going above or below a predetermined strike price. Option models estimate the likelihood of the specified event occurring by incorporating assumptions such as volatility estimates, price of the underlying instrument and expected rate of return.

The unobservable inputs presented in Table 14.3 and Table 14.6 are those we consider significant to the fair value of the Level 3 asset or liability. We consider unobservable inputs to be significant based on their quantitative impact to the fair value of the Level 3 asset or liability as well as qualitative factors, such as nature of the instrument, type of valuation technique used, and the significance of the unobservable inputs relative to other inputs used within the valuation. Following is a description of the significant unobservable inputs provided in these tables.

- Comparability adjustment – is an adjustment made to observed market data, such as a transaction price to reflect dissimilarities in underlying collateral, issuer, rating, or other factors used within a market valuation approach, expressed as a percentage of an observed price.
- Conversion factor – is the risk-adjusted rate in which a particular instrument may be exchanged for another instrument upon settlement, expressed as a percentage change from a specified rate.
- Correlation factor – is the likelihood of one instrument changing in price relative to another based on an established relationship expressed as a percentage of relative change in price over a period over time.
- Cost to service – is the expected cost per loan of servicing a portfolio of loans, which includes estimates for unreimbursed expenses (including delinquency and foreclosure costs) that may occur as a result of servicing such loan portfolios.
- Default rate – is an estimate of the likelihood of not collecting contractual amounts owed expressed as a constant default rate (CDR).
- Discount rate – is a rate of return used to calculate the present value of the future expected cash flow to arrive at the fair value of an instrument. The discount rate consists of a benchmark rate component and a risk premium component. The benchmark rate component, for example, Secured Overnight Financing Rate (SOFR) or U.S. Treasury rates, is generally observable within the market and is necessary to appropriately reflect the time value of money.

The risk premium component reflects the amount of compensation market participants require due to the uncertainty inherent in the instruments' cash flows resulting from risks such as credit and liquidity.

- Loss severity – is the estimated percentage of contractual cash flows lost in the event of a default.
- Multiples – are financial ratios of comparable public companies, such as ratios of enterprise value or market value of equity to earnings before interest, depreciation, and amortization (EBITDA), revenue, net income or book value, adjusted to reflect dissimilarities in operational, financial, or marketability to the comparable public company used in a market valuation approach.
- Prepayment rate – is the estimated rate at which forecasted prepayments of principal of the related loan or debt instrument are expected to occur, expressed as a constant prepayment rate (CPR).
- Volatility factor – is the extent of change in price an item is estimated to fluctuate over a specified period of time expressed as a percentage of relative change in price over a period over time.
- Weighted average life – is the weighted average number of years an investment is expected to remain outstanding based on its expected cash flows reflecting the estimated date the issuer will call or extend the maturity of the instrument or otherwise reflecting an estimate of the timing of an instrument's cash flows whose timing is not contractually fixed.

Interrelationships and Uncertainty of Inputs Used in Recurring Level 3 Fair Value Measurements

Usage of the valuation techniques presented in Table 14.3 requires determination of relevant inputs and assumptions, some of which represent significant unobservable inputs. Accordingly, changes in these unobservable inputs may have a significant impact on fair value.

Certain of these unobservable inputs will (in isolation) have a directionally consistent impact on the fair value of the instrument for a given change in that input. Alternatively, the fair value of the instrument may move in an opposite direction for a given change in another input. Where multiple inputs are used within the valuation technique of an asset or liability, a change in one input in a certain direction may be offset by an opposite change in another input having a potentially muted impact to the overall fair value of that particular instrument. Additionally, a change in one unobservable input may result in a change to another unobservable input (that is, changes in certain inputs are interrelated to one another), which may counteract or magnify the fair value impact.

MORTGAGE SERVICING RIGHTS. The discounted cash flow models used to determine fair value of Level 3 residential MSRs utilize certain significant unobservable inputs including prepayment rate, discount rate and costs to service. An increase in any of these unobservable inputs will reduce the fair value of the MSRs and alternatively, a decrease in any one of these inputs would result in the MSRs increasing in value. Generally, a decrease in discount rates increases the value of MSRs, unless accompanied by a related update to our prepayment rates. The cost to service assumption generally does not increase or decrease based on movements in the discount rate or the prepayment rate. The sensitivity to key assumptions of our residential MSRs is discussed further in Note 6 (Mortgage Banking Activities).

DERIVATIVE INSTRUMENTS. Level 3 derivative instruments are valued using option pricing and discounted cash flow valuation techniques which use certain significant unobservable inputs to determine fair value. Such inputs consist of discount rate, prepayment rate, default rate, loss severity, volatility factor, weighted average life, conversion factor, and correlation factor.

Level 3 derivative assets (liabilities) where we are long the underlying would decrease (increase) in value upon an increase (decrease) in discount rate, default rate, conversion factor, or loss severity inputs. Conversely, Level 3 derivative assets (liabilities) would generally increase (decrease) in value upon an increase (decrease) in prepayment rate, weighted average life or volatility factor inputs. The inverse of the above relationships would occur for instruments when we are short the underlying. The correlation factor input may have a positive or negative impact on the fair value of derivative instruments depending on the change in fair value of the item the correlation factor references.

Generally, for derivative instruments for which we are subject to changes in the value of the underlying referenced instrument, a change in the assumption used for default rate is accompanied by directionally similar change in the risk premium component of the discount rate (specifically, the portion related to credit risk) and a directionally opposite change in the assumption used for prepayment rates. Unobservable inputs for loss severity, volatility factor, weighted average life, conversion factor, and correlation factor do not increase or decrease based on movements in other significant unobservable inputs for these Level 3 instruments.

Assets and Liabilities Recognized at Fair Value on a Nonrecurring Basis

Table 14.4 provides the fair value hierarchy and fair value at the date of the nonrecurring fair value adjustment for all assets that were still held as of December 31, 2025 and 2024, and for which a nonrecurring fair value adjustment was recognized during the years then ended.

Table 14.4: Fair Value on a Nonrecurring Basis

	December 31, 2025			December 31, 2024		
(in millions)	**Level 2**	**Level 3**	**Total**	Level 2	Level 3	Total
Loans held for sale (1)	**$ 1,846**	**240**	**2,086**	841	287	1,128
Loans:						
Commercial	**1,161**	**—**	**1,161**	1,376	—	1,376
Consumer	**96**	**—**	**96**	91	—	91
Total loans	**1,257**	**—**	**1,257**	1,467	—	1,467
Equity securities	**1,001**	**1,791**	**2,792**	1,451	2,570	4,021
Other assets (2)	**89**	**9**	**98**	172	9	181
Total assets at fair value on a nonrecurring basis	**$ 4,193**	**2,040**	**6,233**	3,931	2,866	6,797

(1) Consists of commercial mortgages and residential mortgage – first lien loans.
(2) In fourth quarter 2025, we changed the presentation of certain items on our consolidated balance sheet, including trading assets and liabilities. Prior period balances have been revised to conform with the current period presentation. For additional information, see Note 1 (Summary of Significant Accounting Policies).

Table 14.5 presents the gains (losses) on all assets held at the end of the reporting periods presented for which a nonrecurring fair value adjustment was recognized in earnings during the respective periods.

Table 14.5: Gains (Losses) on Assets with Nonrecurring Fair Value Adjustments

	Year ended December 31,		
(in millions)	**2025**	2024	2023
Loans held for sale	**$ 5**	7	(9)
Loans:			
Commercial	**(671)**	(1,139)	(716)
Consumer	**(388)**	(516)	(706)
Total loans	**(1,059)**	(1,655)	(1,422)
Equity securities (1)	**(86)**	57	(718)
Other assets (2)(3)	**(47)**	(150)	(168)
Total	**$ (1,187)**	(1,741)	(2,317)

(1) Includes impairment of equity securities and observable price changes related to equity securities accounted for under the measurement alternative.
(2) Includes impairment of operating lease ROU assets, valuation losses on foreclosed real estate, and other collateral owned, and impairment of venture capital investments in consolidated portfolio companies.
(3) In fourth quarter 2025, we changed the presentation of certain items on our consolidated balance sheet, including trading assets and liabilities, with corresponding changes to our consolidated statement of income. Prior period balances have been revised to conform with the current period presentation. For additional information, see Note 1 (Summary of Significant Accounting Policies).

Table 14.6 provides quantitative information about the valuation techniques and significant unobservable inputs used in the valuation of our Level 3 assets that are measured at fair value on a nonrecurring basis. Weighted averages of inputs for equity securities are calculated using carrying value prior to the nonrecurring fair value measurement.

Table 14.6: Valuation Techniques – Nonrecurring Basis

($ in millions)	Fair Value Level 3	Valuation Technique (1)	Significant Unobservable Input (1)	Range of Inputs Positive (Negative)	Weighted Average
December 31, 2025					
Equity securities	**$ 393**	**Market comparable pricing**	**Comparability adjustment**	**(100.0) - (4.9)%**	**(49.1)**
	1,398	**Market comparable pricing**	**Multiples**	**1.1x - 44.1x**	**12.3x**
December 31, 2024					
Equity securities	1,309	Market comparable pricing	Comparability adjustment	(100.0) - 2.3 %	(36.1)
	1,261	Market comparable pricing	Multiples	0.9x - 8.9x	2.9x

(1) Refer to the narrative following Table 14.3 for a definition of the valuation technique(s) and significant unobservable inputs used in the valuation of these assets.

Fair Value Option

The fair value option is an irrevocable election, generally only permitted upon initial recognition of financial assets or liabilities, to measure eligible financial instruments at fair value with changes in fair value reflected in earnings. We may elect the fair value option to align the measurement model with how the financial assets or liabilities are managed or to reduce complexity or accounting asymmetry. Following is a discussion of the portfolios for which we elected the fair value option.

TRADING ASSETS. We purchase loans for market-making purposes to support the buying and selling demands of our customers in our trading business. These loans are generally held for a short period of time and managed within parameters of internally approved market risk limits. Fair value measurement best aligns with our risk management practices. Fair value for these loans is generally determined using readily available market data based on recent transaction prices for similar loans.

OTHER ASSETS. Other assets measured at fair value include residential mortgage loan originations for which an active secondary market and readily available market prices exist to reliably support our valuations. We believe fair value measurement for these assets reduces certain timing differences and better matches changes in the value of these assets with changes in the value of derivatives used as economic hedges for these assets. Loan origination fees on these loans are recognized when earned, and related direct loan origination costs are recognized when incurred. Interest income on these loans is calculated based upon the note rate of the loan and is recognized in interest income.

INTEREST-BEARING DEPOSITS AND LONG-TERM DEBT. We have elected to account for certain structured debt liabilities under the fair value option given fair value accounting better aligns with our risk management practices and reduces complexity.

For interest-bearing deposits and long-term debt carried at fair value, the change in fair value attributable to instrument-specific credit risk is recognized in OCI and all other changes in fair value are recognized in earnings. Interest expense on these structured debt liabilities is calculated using the effective interest method and is recognized in interest expense.

OTHER LIABILITIES. Other liabilities measured at fair value include secured borrowings related to transfers of fractional shares of marketable equity securities to brokerage customers, for which we have elected to apply the fair value option to align with the fair value measurement of the related equity securities.

Table 14.7 reflects differences between the fair value carrying amount of the assets and liabilities for which we have elected the fair value option and the contractual aggregate unpaid principal amount at maturity.

Table 14.7: Fair Value Option

(in millions)	December 31, 2025 Fair value carrying amount	Aggregate unpaid principal	Fair value carrying amount less aggregate unpaid principal	December 31, 2024 Fair value carrying amount	Aggregate unpaid principal	Fair value carrying amount less aggregate unpaid principal
Trading assets (1)(2)	$ 4,882	5,180	(298)	3,587	3,682	(95)
Other assets (1)(2)	828	846	(18)	1,126	1,182	(56)
Interest-bearing deposits	—	—	—	(318)	(317)	(1)
Other liabilities	(311)	—	(311)	(266)	—	(266)
Long-term debt (3)	(7,082)	(7,647)	565	(3,495)	(4,118)	623

(1) Nonaccrual loans and loans 90 days or more past due and still accruing included in trading assets and other assets for which we have elected the fair value option were insignificant at December 31, 2025 and 2024.
(2) In fourth quarter 2025, we changed the presentation of certain items on our consolidated balance sheet, including trading assets and liabilities. Prior period balances have been revised to conform with the current period presentation. For additional information, see Note 1 (Summary of Significant Accounting Policies).
(3) Includes zero coupon notes for which the aggregate unpaid principal amount reflects the contractual principal due at maturity.

Table 14.8 reflects amounts included in earnings related to initial measurement and subsequent changes in fair value, by income statement line item, for assets and liabilities for which the fair value option was elected. Amounts recognized in net interest income are excluded from the table below.

Table 14.8: Gains (Losses) on Changes in Fair Value Included in Earnings

(in millions)	2025 Mortgage banking noninterest income	Net gains from trading and securities (1)	Other noninterest income	2024 Mortgage banking noninterest income	Net gains from trading and securities	Other noninterest income	2023 Mortgage banking noninterest income	Net gains from trading and securities	Other noninterest income
Trading assets (1)	$ —	12	—	—	35	—	—	46	(26)
Other assets (1)	88	—	—	106	—	—	230	—	—
Interest-bearing deposits	—	—	—	—	(2)	—	—	(22)	—
Other liabilities	—	—	(45)	—	—	(47)	—	—	(38)
Long-term debt	—	15	—	—	86	—	—	(81)	—

(1) In fourth quarter 2025, we changed the presentation of certain items on our consolidated balance sheet, including trading assets and liabilities, with corresponding changes to our consolidated statement of income. Prior period balances have been revised to conform with the current period presentation. For additional information, see Note 1 (Summary of Significant Accounting Policies).

For performing loans, instrument-specific credit risk gains or losses are derived principally by determining the change in fair value of the loans due to changes in the observable or implied credit spread. Credit spread is the market yield on the loans less the relevant risk-free benchmark interest rate. For nonperforming loans, we attribute all changes in fair value to

instrument-specific credit risk. For trading loans and loans held for sale accounted for under the fair value option, which are included in trading assets and other assets, respectively, on our consolidated balance sheet, instrument-specific credit gains or losses were insignificant for the years ended 2025, 2024, and 2023.

For interest-bearing deposits and long-term debt, instrument-specific credit risk gains or losses represent the impact of changes in fair value due to changes in our credit spread and are generally derived using observable secondary bond market information. These impacts are recognized within the debit valuation adjustments (DVA) in OCI. See Note 24 (Other Comprehensive Income) for additional information.

Disclosures about Fair Value of Financial Instruments

Table 14.9 presents a summary of fair value estimates for financial instruments that are not carried at fair value on a recurring basis. Some financial instruments are excluded from the scope of this table, such as certain insurance contracts, certain nonmarketable equity securities, and leases. This table also excludes assets and liabilities that are not financial instruments such as the value of the long-term relationships with our deposit, credit card and trust customers, MSRs, premises and equipment, goodwill and deferred taxes.

Loan commitments, standby letters of credit and commercial and similar letters of credit are not included in Table 14.9. A reasonable estimate of the fair value of these instruments is the carrying value of deferred fees plus the allowance for unfunded credit commitments, which totaled $639 million and $546 million at December 31, 2025 and 2024, respectively.

The total of the fair value calculations presented does not represent, and should not be construed to represent, the underlying fair value of the Company.

Table 14.9: Fair Value Estimates for Financial Instruments

			Estimated fair value			
(in millions)		Carrying amount	Level 1	Level 2	Level 3	Total
December 31, 2025						
Financial assets						
Cash and due from banks (1)	**$**	**39,182**	**39,182**	**—**	**—**	**39,182**
Interest-earning deposits with banks (1)		**135,028**	**134,695**	**333**	**—**	**135,028**
Federal funds sold and securities borrowed or purchased under resale agreements (1)		**193,929**	**—**	**193,929**	**—**	**193,929**
Held-to-maturity debt securities		**208,023**	**2,051**	**170,490**	**3,256**	**175,797**
Loans held for sale (2)		**2,618**	**—**	**2,418**	**263**	**2,681**
Loans, net (2)		**957,037**	**—**	**820**	**931,108**	**931,928**
Equity securities (cost method)		**4,323**	**—**	**—**	**4,415**	**4,415**
Total financial assets	**$**	**1,540,140**	**175,928**	**367,990**	**939,042**	**1,482,960**
Financial liabilities						
Deposits (3)	**$**	**166,686**	**—**	**75,728**	**90,379**	**166,107**
Federal funds purchased and securities loaned or sold under repurchase agreements (1)(4)		**232,687**	**—**	**232,687**	**—**	**232,687**
Short-term borrowings (4)		**18,323**	**—**	**18,331**	**—**	**18,331**
Long-term debt (5)		**167,618**	**—**	**172,563**	**1,390**	**173,953**
Total financial liabilities	**$**	**585,314**	**—**	**499,309**	**91,769**	**591,078**
December 31, 2024						
Financial assets						
Cash and due from banks (1)	$	37,080	37,080	—	—	37,080
Interest-earning deposits with banks (1)		166,281	165,903	378	—	166,281
Federal funds sold and securities borrowed or purchased under resale agreements (1)		105,330	—	105,330	—	105,330
Held-to-maturity debt securities		234,948	2,015	188,756	3,008	193,779
Loans held for sale		1,547	—	1,216	384	1,600
Loans, net (2)		882,361	—	3,211	845,016	848,227
Equity securities (cost method)		3,782	—	—	3,868	3,868
Total financial assets	$	1,431,329	204,998	298,891	852,276	1,356,165
Financial liabilities						
Deposits (3)	$	139,547	—	63,497	75,692	139,189
Federal funds purchased and securities loaned or sold under repurchase agreements (1)(4)		95,235	—	95,235	—	95,235
Short-term borrowings (4)		2,704	—	2,710	—	2,710
Long-term debt (5)		169,567	—	171,747	2,334	174,081
Total financial liabilities	$	407,053	—	333,189	78,026	411,215

(1) Amounts consist of financial instruments for which carrying value approximates fair value.
(2) Excludes lease financing in loans and loans held for sale, net of allowance for credit losses, of $16.4 billion and $16.2 billion at December 31, 2025 and 2024, respectively.
(3) Excludes deposit liabilities with no defined or contractual maturity of $1.3 trillion and 1.2 trillion at December 31, 2025 and 2024, respectively.
(4) In fourth quarter 2025, we changed the presentation of certain items on our consolidated balance sheet. Prior period balances have been revised to conform with the current period presentation. For additional information, see Note 1 (Summary of Significant Accounting Policies).
(5) Excludes obligations under finance leases of $12 million and $16 million at December 31, 2025 and 2024, respectively.

Note 15: Securitizations and Variable Interest Entities

Involvement with Variable Interest Entities (VIEs)

In the normal course of business, we enter into various types of on- and off-balance sheet transactions with special purpose entities (SPEs), which are corporations, trusts, limited liability companies or partnerships that are established for a limited purpose. SPEs are often formed in connection with securitization transactions whereby financial assets are transferred to an SPE. SPEs formed in connection with securitization transactions are generally considered variable interest entities (VIEs). The VIE may alter the risk profile of the asset by entering into derivative transactions or obtaining credit support, and issues various forms of interests in those assets to investors. When we transfer financial assets from our consolidated balance sheet to a VIE in connection with a securitization, we typically receive cash and sometimes other interests in the VIE as proceeds for the assets we transfer. In certain transactions with VIEs, we may retain the right to service the transferred assets and repurchase the transferred assets if the outstanding balance of the assets falls below the level at which the cost to service the assets exceeds the benefits. In addition, we may purchase the right to service loans transferred to a VIE by a third party.

In connection with our securitization or other VIE activities, we have various forms of ongoing involvement with VIEs, which may include:

- underwriting securities issued by VIEs and subsequently making markets in those securities;
- providing credit enhancement on securities issued by VIEs through the use of letters of credit or financial guarantees;
- entering into derivative contracts with VIEs;
- holding senior or subordinated interests in VIEs;
- acting as servicer or investment manager for VIEs;
- providing administrative or trustee services to VIEs; and
- providing seller financing to VIEs.

Loan Sales and Securitization Activity

We periodically transfer consumer and commercial loans and other types of financial assets in securitization and whole loan sale transactions.

MORTGAGE LOANS SOLD TO GOVERNMENT SPONSORED ENTERPRISES AND TRANSACTIONS WITH GINNIE MAE. In the normal course of business we sell residential and commercial mortgage loans to GSEs. These loans are generally transferred into securitizations sponsored by the GSEs, which provide certain credit guarantees to investors and servicers. We also may transfer mortgage loans into securitization pools pursuant to Government National Mortgage Association (GNMA) guidelines which are insured by the FHA or guaranteed by the VA. Mortgage loans eligible for securitization with the GSEs or GNMA are considered conforming loans. The GSEs or GNMA design the structure of these securitizations, sponsor the involved VIEs, and have power over the activities most significant to the VIE.

We account for loans transferred in conforming mortgage loan securitization transactions as sales and do not consolidate the VIEs as we are not the primary beneficiary. In exchange for the transfer of loans, we typically receive securities issued by the VIEs which we sell to third parties for cash or hold for investment purposes as HTM or AFS securities. We may retain servicing rights on the transferred loans. As a servicer, we may retain the option to repurchase loans from certain loan securitizations, which becomes exercisable based on delinquency status such as when three scheduled loan payments are past due. When we have the unilateral option to repurchase a loan, we recognize the loan and a corresponding liability on our balance sheet regardless of our intent to repurchase the loan, and the loans remain pledged to the securitization. At December 31, 2025 and 2024, we recognized assets and related liabilities of $751 million and $1.5 billion, respectively, where we did not exercise our option to repurchase eligible loans. During the years ended December 31, 2025, 2024, and 2023, we repurchased loans of $392 million, $138 million, and $293 million, respectively.

Upon transfers of loans, we also provide indemnification for losses incurred due to material breaches of contractual representations and warranties as well as other recourse arrangements. At December 31, 2025 and 2024, our liability for these repurchase and recourse arrangements was $189 million and $188 million, respectively, and the maximum exposure to loss was $13.9 billion and $13.7 billion at December 31, 2025 and 2024, respectively.

Substantially all residential servicing activity is related to assets transferred to GSE and GNMA securitizations. See Note 6 (Mortgage Banking Activities) for additional information about residential and commercial servicing rights, advances and servicing fees.

NONCONFORMING MORTGAGE LOAN SECURITIZATIONS. In the normal course of business, we sell nonconforming mortgage loans in securitization transactions that we design and sponsor. Nonconforming mortgage loan securitizations do not involve a government credit guarantee, and accordingly, beneficial interest holders are subject to credit risk of the underlying assets held by the securitization VIE. We typically originate the transferred loans and account for the transfers as sales. We may retain the right to service the loans and may hold other beneficial interests issued by the VIE, such as debt securities held for investment purposes. For our commercial nonconforming mortgage loan securitizations accounted for as sales, we do not consolidate the VIE because the most significant decisions impacting the performance of the VIE are generally made by the special servicer or the controlling class security holder. For our residential nonconforming mortgage loan securitizations accounted for as sales, we either do not hold variable interests that we consider potentially significant or are not the primary servicer for a majority of the VIE assets.

WHOLE LOAN SALE TRANSACTIONS. We may also sell whole loans where we have continuing involvement in the form of financing and we account for these transfers as sales. When sales are to VIEs, we do not consolidate the VIEs as we do not have the power to direct the most significant activities of the VIEs.

Table 15.1 presents information about transfers of assets during the periods presented for which we recognized the transfers as sales and have continuing involvement with the transferred assets. In connection with these transfers, we received proceeds and recognized servicing assets and/or securities, as applicable. Each of these interests are initially measured at fair value. Servicing rights are classified as Level 3 measurements, and generally securities are classified as Level 2. Transfers of residential mortgage loans are transactions with the GSEs or

GNMA and generally result in no gain or loss because the loans are typically measured at fair value on a recurring basis. Transfers of commercial mortgage loans include both transactions with the GSEs or GNMA and nonconforming transactions. These commercial mortgage loans are carried at the lower of cost or market, and we recognize gains on such transfers when the market value is greater than the carrying value of the loan when it is sold.

Table 15.1: Transfers with Continuing Involvement

						Year ended December 31,
		2025		2024		2023
(in millions)	**Residential mortgages**	**Commercial mortgages (1)**	Residential mortgages	Commercial mortgages	Residential mortgages	Commercial mortgages
Assets sold	**$ 8,239**	**16,659**	8,303	18,132	13,823	8,872
Proceeds from transfer (2)	**8,239**	**16,769**	8,303	18,321	13,823	9,017
Net gains (losses) on sale	**—**	**110**	—	189	—	145
Continuing involvement (3):						
Servicing rights recognized	**$ 96**	**112**	87	81	157	73
Securities recognized (4)	**—**	**217**	—	167	—	94

(1) In first quarter 2025, we sold the non-agency portion of our commercial mortgage third-party servicing business.
(2) Represents cash proceeds and the fair value of non-cash beneficial interests recognized at securitization settlement.
(3) Represents assets or liabilities recognized at securitization settlement date related to our continuing involvement in the transferred assets.
(4) Represents debt securities obtained at securitization settlement held for investment purposes that are classified as available-for-sale or held-to-maturity. Excludes trading debt securities held temporarily for market-marking purposes, which are sold to third parties at or shortly after securitization settlement, of $4.2 billion for both years ended December 31, 2025 and 2024, and $6.0 billion for the year ended December 31, 2023.

In the normal course of business, we purchase certain non-agency securities at initial securitization or subsequently in the secondary market, which we hold for investment. We may also provide seller financing in the form of loans. During the years ended December 31, 2025, 2024, and 2023, we received cash flows of $143 million, $311 million, and $263 million, respectively, for VIEs with continuing involvement, related to principal and interest payments on these securities and loans. These amounts exclude cash flows related to trading activities.

Table 15.2 presents the key weighted-average assumptions we used to initially measure residential MSRs recognized during the periods presented.

Table 15.2: Residential MSRs – Assumptions at Securitization Date

			Year ended December 31,
	2025	2024	2023
Prepayment rate (1)	**15.2%**	16.5	16.8
Discount rate	**9.9**	10.0	9.7
Cost to service ($ per loan)	**$ 63**	148	178

(1) Includes a blend of prepayment speeds and expected defaults. Prepayment speeds are influenced by mortgage interest rates as well as our estimation of drivers of borrower behavior.

See Note 14 (Fair Value Measurements) and Note 6 (Mortgage Banking Activities) for additional information on key assumptions for residential MSRs.

RESECURITIZATION ACTIVITIES. We enter into resecuritization transactions as part of our trading activities to accommodate the investment and risk management activities of our customers. In resecuritization transactions, we transfer trading debt securities to VIEs in exchange for new beneficial interests that are sold to third parties at or shortly after securitization settlement. This activity is performed for customers seeking a specific return or risk profile. Substantially all of our transactions involve the resecuritization of conforming mortgage-backed securities issued by the GSEs or guaranteed by GNMA. We do not consolidate the resecuritization VIEs as we share in the decision-making power with third parties and do not hold significant economic interests in the VIEs other than for market-making activities. During the years ended December 31, 2025, 2024, and 2023, we transferred trading debt securities of $15.9 billion, $9.7 billion, and $12.7 billion, respectively, to resecuritization VIEs, and retained trading debt securities of $2.1 billion, $544 million, and $239 million, respectively. These amounts are not included in Table 15.1. As of December 31, 2025 and 2024, we held $1.1 billion and $819 million of trading debt securities, respectively. Total resecuritization VIE assets, to which we sold assets and hold an interest, were $52.9 billion and $44.1 billion at December 31, 2025 and 2024, respectively.

Sold or Securitized Loans Serviced for Others

Table 15.3 presents information about loans that we have originated and sold or securitized in which we have ongoing involvement as servicer. For loans sold or securitized where servicing is our only form of continuing involvement, we generally experience a loss only if we were required to repurchase a delinquent loan or foreclosed asset due to a breach in representations and warranties associated with our loan sale or servicing contracts. Delinquent loans include loans 90 days or more past due and loans in bankruptcy, regardless of delinquency status.

Table 15.3 excludes mortgage loans sold to and held or securitized by GSEs or GNMA of $461.8 billion and $528.1 billion at December 31, 2025 and 2024, respectively, due to guarantees provided by GSEs and the FHA and VA, which limit our credit risk associated with such securitizations. Delinquent loans and foreclosed assets related to loans sold to and held or securitized by GSEs and GNMA were $1.7 billion and $2.4 billion at December 31, 2025 and 2024, respectively.

Table 15.3: Sold or Securitized Loans Serviced for Others

						Net charge-offs	
		Total loans		Delinquent loans and foreclosed assets (1)		Year ended December 31,	
(in millions)		**Dec 31, 2025**	Dec 31, 2024	**Dec 31, 2025**	Dec 31, 2024	**2025**	2024
Commercial (2)	$	**6**	72,468	**—**	1,467	**—**	54
Residential		**3,069**	7,362	**287**	340	**10**	10
Total off-balance sheet sold or securitized loans	$	**3,075**	79,830	**287**	1,807	**10**	64

(1) Includes $0 and $258 million of commercial foreclosed assets and $13 million and $18 million of residential foreclosed assets at December 31, 2025 and 2024, respectively.
(2) In first quarter 2025, we sold the non-agency portion of our commercial mortgage third-party servicing business.

Unconsolidated VIEs

MORTGAGE LOAN SECURITIZATIONS. Table 15.4 includes nonconforming mortgage loan securitizations where we originate and transfer the loans to the unconsolidated securitization VIEs that we sponsor. For additional information about these VIEs, see the “Loan Sales and Securitization Activity” section within this Note.

Conforming loan securitization and resecuritization transactions involving the GSEs and GNMA are excluded from Table 15.4 because we are not the sponsor or we do not have power over the activities most significant to the VIEs. Additionally, due to the nature of the guarantees provided by the GSEs and the FHA and VA, our credit risk associated with these VIEs is limited. For additional information about conforming mortgage loan securitizations and resecuritizations, see the “Loan Sales and Securitization Activity” and “Resecuritization Activities” sections within this Note.

COMMERCIAL REAL ESTATE LOANS. We may transfer purchased industrial development bonds and GSE credit enhancements to VIEs in exchange for beneficial interests. We may also acquire such beneficial interests in transactions where we do not act as a transferor. We own all of the beneficial interests and may also service the underlying mortgages that serve as collateral to the bonds. The GSEs have the power to direct the servicing and workout activities of the VIE in the event of a default, therefore we do not have control over the key decisions of the VIEs.

OTHER VIE STRUCTURES. We engage in various forms of structured finance arrangements with other VIEs, including asset-backed finance structures. Collateral may include rental properties and mortgage loans. We may participate in structuring or marketing the arrangements as well as provide financing, service one or more of the underlying assets, or enter into derivatives with the VIEs. We may also receive fees for those services. We are not the primary beneficiary of these structures because we do not have power to direct the most significant activities of the VIEs.

Table 15.4 provides a summary of our exposure to the unconsolidated VIEs described above, which includes investments in securities, loans, guarantees, liquidity agreements, commitments and certain derivatives. We exclude certain transactions with unconsolidated VIEs when our continuing involvement is temporary or administrative in nature or insignificant in size.

In Table 15.4, "Total VIE assets" represents the remaining principal balance of assets held by unconsolidated VIEs using the most current information available. "Carrying value" is the amount on our consolidated balance sheet related to our involvement with the unconsolidated VIEs.

"Maximum exposure to loss" represents estimated loss that would be incurred under severe, hypothetical circumstances, for which we believe the possibility is extremely remote, such as where the value of our interests and any associated collateral declines to zero, without any consideration of recovery or offset from any economic hedges. Accordingly, this disclosure is not an indication of expected loss. "Maximum exposure to loss" is determined as the carrying value of our investment in the VIEs excluding the unconditional repurchase options that have not been exercised, plus the remaining undrawn liquidity and lending commitments, the notional amount of net written derivative contracts, and generally the notional amount of, or stressed loss estimate for, other commitments and guarantees.

Debt, guarantees and other commitments include amounts related to lending arrangements, liquidity agreements, and certain loss sharing obligations associated with loans originated, sold, and serviced under certain GSE programs.

Table 15.4: Unconsolidated VIEs

					Carrying value – asset (liability)	
(in millions)	**Total VIE assets**	**Loans**	**Debt securities (1)**	**All other assets (2)**	**Debt and other liabilities**	**Net assets**
December 31, 2025						
Nonconforming mortgage loan securitizations (3)	**$ 2,585**	**—**	**274**	**10**	**—**	**284**
Commercial real estate loans	**4,998**	**4,984**	**—**	**14**	**—**	**4,998**
Other	**1,057**	**—**	**—**	**12**	**—**	**12**
Total	**$ 8,640**	**4,984**	**274**	**36**	**—**	**5,294**
					Maximum exposure to loss	
		Loans	**Debt securities (1)**	**All other assets (2)**	**Debt, guarantees, and other commitments**	**Total exposure**
Nonconforming mortgage loan securitizations (3)		**$ —**	**274**	**10**	**—**	**284**
Commercial real estate loans		**4,984**	**—**	**14**	**841**	**5,839**
Other		**—**	**—**	**12**	**157**	**169**
Total		**$ 4,984**	**274**	**36**	**998**	**6,292**

					Carrying value – asset (liability)	
(in millions)	Total VIE assets	Loans	Debt securities (1)	All other assets (2)	Debt and other liabilities	Net assets
December 31, 2024						
Nonconforming mortgage loan securitizations (3)	$ 165,218	—	2,203	512	(4)	2,711
Commercial real estate loans	5,289	5,275	—	14	—	5,289
Other	1,186	67	—	10	—	77
Total	$ 171,693	5,342	2,203	536	(4)	8,077
					Maximum exposure to loss	
		Loans	Debt securities (1)	All other assets (2)	Debt, guarantees, and other commitments	Total exposure
Nonconforming mortgage loan securitizations (3)		$ —	2,203	512	4	2,719
Commercial real estate loans		5,275	—	14	695	5,984
Other		67	—	10	157	234
Total		$ 5,342	2,203	536	856	8,937

(1) Includes $29 million and $298 million of securities classified as trading assets at December 31, 2025 and 2024, respectively.
(2) All other assets includes mortgage servicing rights, derivative assets, and other assets. Other assets at December 31, 2024 were predominantly servicer advances.
(3) In first quarter 2025, we sold the non-agency portion of our commercial mortgage third-party servicing business. As a result, we no longer have continuing involvement in the form of servicing.

INVOLVEMENT WITH TAX CREDIT VIES. In addition to the unconsolidated VIEs in Table 15.4, we may invest in or provide funding to affordable housing, renewable energy or similar projects that are designed to generate a return primarily through the realization of federal income tax credits and other income tax benefits. Our affordable housing investments generate low-income housing tax credits and our renewable energy investments generate either production tax credits, investment tax credits, or both. The projects are typically managed by third-party sponsors who have the power over the VIE's assets; therefore, we do not consolidate the VIEs. The carrying value of our equity investments in tax credit VIEs was $21.2 billion and $21.7 billion at December 31, 2025 and 2024, respectively. Additionally, we had loans to tax credit VIEs with a carrying value of $2.0 billion and $1.9 billion at December 31, 2025 and 2024, respectively.

Our maximum exposure to loss for tax credit VIEs at December 31, 2025 and 2024, was $31.1 billion and $29.1 billion, respectively. Our maximum exposure to loss included total unfunded equity and lending commitments of $7.8 billion and $5.5 billion at December 31, 2025 and 2024, respectively. Under these commitments, we are required to provide additional financial support during the investment period, at the discretion of project sponsors, or for certain renewable energy investments, on a contingent basis based on the amount of income tax credits earned. For equity investments accounted for using the proportional amortization method, a liability is recognized in accrued expenses and liabilities on our consolidated balance sheet for unfunded commitments that are either legally binding or contingent but probable of funding. The liability recognized for these commitments at December 31, 2025 and 2024, was $5.7 billion and $6.4 billion, respectively. Substantially all of these commitments are expected to be funded within three years. See Note 16 (Guarantees and Other Commitments) for additional information about unrecognized commitments to purchase equity securities.

Table 15.5 summarizes the impacts to our consolidated statement of income related to our affordable housing and renewable energy equity investments, which are accounted for using either the proportional amortization method or the equity method.

Table 15.5: Income Statement Impacts for Affordable Housing and Renewable Energy Tax Credit Investments (1)

			Year ended December 31,	
(in millions)		**2025**	2024	2023
Income (loss) before income tax expense:				
Proportional amortization method investments		$ **165**	77	31
Equity method investments (2)		**(95)**	(143)	(665)
Net income (loss) before income tax expense (3)	(A)	**70**	(66)	(634)
Income tax expense (benefit):				
Proportional amortization of investments		**3,382**	2,971	1,650
Income tax credits and other income tax benefits		**(4,429)**	(3,990)	(3,176)
Net expense (benefit) recognized within income tax expense	(B)	**(1,047)**	(1,019)	(1,526)
Net income related to affordable housing and renewable energy tax credit investments	(A)-(B)	$ **1,117**	953	892

(1) The amounts for the year ended December 31, 2023 do not reflect accounting changes related to our modified retrospective adoption of ASU 2023-02 – Investments – Equity Method and Joint Ventures (Topic 323): *Accounting for Investments in Tax Credit Structures Using the Proportional Amortization Method*, effective January 1, 2024.
(2) Net losses presented include $497 million, $401 million, and $500 million of income from investment tax credits accounted for using the deferral method for the years ended December 31, 2025, 2024, and 2023, respectively.
(3) Generally included in other noninterest income on our consolidated statement of income.

Consolidated VIEs

We consolidate VIEs where we are the primary beneficiary. We are the primary beneficiary of the following structure types:

CREDIT CARD SECURITIZATIONS. We securitize credit card loans to provide a source of funding. Credit card securitizations involve the transfer of credit card loans to a master trust that issues debt securities to third party investors that are collateralized by the transferred credit card loans. The underlying securitized credit card loans and other assets in the master trust are available only for payment of the debt securities issued by the master trust; they are not available to pay our other obligations. In addition, the investors in the debt securities do not have recourse to the general credit of Wells Fargo.

We consolidate the master trust because, as the servicer of the credit card loans, we have the power to direct the activities that most significantly impact the economic performance and hold variable interests potentially significant to the VIE. We hold a minimum of 5% seller's interest in the transferred credit card loans and we retain subordinated securities issued by the master trust, which collectively could result in exposure to potentially significant losses or benefits from the master trust. As of December 31, 2025 and 2024, we held seller's interest of $4.3 billion and $6.5 billion, respectively, in the transferred credit card loans and $1.5 billion (at par) and $750 million (at par), respectively, in the subordinated securities issued by the master trust, which are both eliminated on our consolidated financial statements. The transferred credit card loans and debt securities issued to third parties are recognized on our consolidated balance sheet, and classified as loans and long-term debt, respectively.

CORPORATE LOAN STRUCTURES. We consolidate a VIE associated with our customer accommodation trading activities involving derivatives and trading loans. These derivatives provide customers with exposure to the returns of referenced corporate loans, which we may hedge by holding those loans. We fund the VIE to purchase the loans, design and sponsor the entity, control its key decisions, and hold a significant variable interest.

COMMERCIAL FINANCING STRUCTURES. We provide the majority of debt and equity financing to an SPE that engages in commercial lending and leasing to specific vendors, and we service the underlying collateral. We consolidate this VIE as we hold a significant variable interest through our majority equity ownership and debt financing, which exposes us to potentially

significant benefits and losses, and we hold the power to direct the activities that most significantly affect the VIE's economic performance.

Table 15.6 presents a summary of financial assets and liabilities of our consolidated VIEs. The carrying value represents assets and liabilities recognized on our consolidated balance sheet. "Total VIE assets" includes affiliate balances that are eliminated upon consolidation, and therefore in some instances will differ from the carrying value of assets.

On our consolidated balance sheet, we separately disclose (1) the consolidated assets of certain VIEs that can only be used to settle the liabilities of those VIEs, and (2) the consolidated liabilities of certain VIEs for which the VIE creditors do not have recourse to Wells Fargo.

Table 15.6: Consolidated VIEs

			Carrying value – asset (liability)				
(in millions)		Total VIE assets	Trading assets (1)	Loans	All other assets (1)	Long-term debt	Accrued expenses and other liabilities
December 31, 2025							
Credit card securitizations	**$**	**9,860**	**—**	**9,653**	**50**	**(3,775)**	**(7)**
Corporate loan structures		**2,307**	**2,271**	**—**	**36**	**—**	**(6)**
Commercial financing structures		**1,768**	**—**	**1,629**	**138**	**—**	**(193)**
Total consolidated VIEs	**$**	**13,935**	**2,271**	**11,282**	**224**	**(3,775)**	**(206)**
December 31, 2024							
Credit card securitizations	$	9,803	—	9,615	25	(2,240)	(5)
Corporate loan structures		479	472	—	7	—	(1)
Commercial financing structures		1,737	—	1,570	167	—	(118)
Total consolidated VIEs	$	12,019	472	11,185	199	(2,240)	(124)

(1) In fourth quarter 2025, we changed the presentation of certain items on our consolidated balance sheet, including trading assets. Prior period balances have been revised to conform with the current period presentation. For additional information, see Note 1 (Summary of Significant Accounting Policies).

Other Transactions

In addition to the transactions included in the previous tables, we used wholly-owned trust preferred security VIEs to issue debt securities or preferred equity exclusively to third-party investors. As the sole assets of the VIEs were receivables from us, we did not consolidate the VIEs even though we owned all of the voting equity shares of the VIEs, had fully guaranteed the obligations of the VIEs, and had the right to redeem the third-party securities under certain circumstances. On our consolidated balance sheet, we reported the debt securities issued to the VIEs as long-term junior subordinated debt. In second quarter 2025, we redeemed the long-term junior subordinated debt, which triggered the redemption of the securities issued by the VIEs to third-party investors. See Note 9 (Long-Term Debt) for additional information about the trust preferred securities.

Note 16: Guarantees and Other Commitments

Guarantees are contracts that contingently require us to make payments to a guaranteed party based on an event or a change in an underlying asset, liability, rate or index. Table 16.1 shows carrying value and maximum exposure to loss on our guarantees.

Table 16.1: Guarantees – Carrying Value and Maximum Exposure to Loss

			Maximum exposure to loss					
(in millions)		Carrying value of obligation	Expires in one year or less	Expires after one year through three years	Expires after three years through five years	Expires after five years	Total	Non-investment grade
December 31, 2025								
Standby letters of credit (1)	**$**	**98**	**13,967**	**6,550**	**1,814**	**15**	**22,346**	**7,315**
Direct pay letters of credit (1)		**5**	**588**	**1,836**	**353**	**88**	**2,865**	**488**
Loans and LHFS sold with recourse		**91**	**1,362**	**3,214**	**3,385**	**6,378**	**14,339**	**10,910**
Exchange and clearing house guarantees		**—**	**98,106**	**—**	**—**	**—**	**98,106**	**—**
Other guarantees and indemnifications		**69**	**4,418**	**1,521**	**370**	**1,663**	**7,972**	**979**
Total guarantees	**$**	**263**	**118,441**	**13,121**	**5,922**	**8,144**	**145,628**	**19,692**
December 31, 2024								
Standby letters of credit (1)	$	90	13,311	6,951	1,538	17	21,817	7,198
Direct pay letters of credit (1)		2	1,818	1,051	108	92	3,069	766
Loans and LHFS sold with recourse		82	593	3,089	3,969	6,223	13,874	10,660
Exchange and clearing house guarantees		—	38,852	—	—	—	38,852	—
Other guarantees and indemnifications		36	1,888	496	124	553	3,061	1,022
Total guarantees	$	210	56,462	11,587	5,739	6,885	80,673	19,646

(1) Standby and direct pay letters of credit are reported net of syndications and participations.

Maximum exposure to loss represents the estimated loss that would be incurred under an assumed hypothetical circumstance, despite what we believe is a remote possibility, where the value of our interests and any associated collateral declines to zero. Maximum exposure to loss estimates in Table 16.1 do not reflect economic hedges or collateral we could use to offset or recover losses we may incur under our guarantee agreements. Accordingly, these amounts are not an indication of expected loss. We believe the carrying value is more representative of our current exposure to loss than maximum exposure to loss. The carrying value represents the fair value of the guarantee, if any, and also includes an ACL for guarantees, if applicable. In determining the ACL for guarantees, we consider the credit risk of the related contingent obligation.

For our guarantees in Table 16.1, non-investment grade represents those guarantees on which we have a higher risk of performance under the terms of the guarantee, which is determined based on an external rating or an internal credit grade that is below investment grade.

STANDBY LETTERS OF CREDIT. We issue standby letters of credit, which include performance and financial guarantees, for customers in connection with contracts between our customers and third parties. Standby letters of credit are conditional lending commitments where we are obligated to make payment to a third party on behalf of a customer if the customer fails to meet their contractual obligations. Total maximum exposure to loss includes the portion of multipurpose lending facilities for which we have issued standby letters of credit under the commitments.

DIRECT PAY LETTERS OF CREDIT. We issue direct pay letters of credit to serve as credit enhancements for certain bond issuances. Beneficiaries (bond trustees) may draw upon these instruments to make scheduled principal and interest payments, redeem all outstanding bonds because a default event has occurred, or for other reasons as permitted by the agreement.

LOANS AND LHFS SOLD WITH RECOURSE. For certain sales and securitizations of loans, predominantly to GSEs, we provide recourse to the buyer for certain losses. Certain arrangements require that we share in the credit risk of the loans, substantially all of which are commercial real estate mortgage loans, where we provide recourse up to 33.33% of actual losses incurred on a pro-rata basis in the event of borrower default. The maximum exposure to loss represents the outstanding principal balance of the loans sold or securitized that are subject to recourse provisions or the maximum losses per the contractual agreements. However, we believe the likelihood of loss of the entire balance due to these recourse agreements is remote, and amounts paid can be recovered in whole or in part from the sale of collateral.

EXCHANGE AND CLEARING HOUSE GUARANTEES. We are members of several securities and derivatives exchanges and clearing houses, both in the U.S. and in countries outside the U.S. We use these organizations to clear our trades and those of our customers, including customers for whom we act as sponsoring member. Members in these organizations are generally required to collectively guarantee the performance of other members of the organization. Our obligations under the guarantees are generally a pro-rata share based on either a fixed amount or a multiple of the guarantee fund we are required to maintain with these organizations. Some membership rules require members to assume a pro-rata share of losses resulting from another member's default or from non-member default losses after applying the guarantee fund. We have not recognized a liability for these arrangements as of the dates presented in Table 16.1 because we believe the likelihood of loss is remote. As part of maintaining our memberships in certain clearing organizations, we are required to stand ready to provide liquidity to sustain

market clearing activity in the event unforeseen events occur or are deemed likely to occur. Certain of these obligations are guarantees of other members' performance and accordingly are included in Table 16.1 in Other guarantees and indemnifications.

We act in an agency capacity as a sponsoring member to clear eligible overnight and term resale and repurchase agreements through the Fixed Income Clearing Corporation for customers. We guarantee full payment and performance of customers' obligations to the clearing house and minimize our exposure by obtaining a secured interest in cash or high-quality securities collateral, such as U.S. Treasuries, that are placed by customers at the clearing house. The collateral amount approximates our maximum possible exposure, making risk of loss remote. This maximum exposure to loss, before considering collateral, is included in Table 16.1 in Exchange and clearing house guarantees, which is substantially all sponsored resale and repurchase agreement activity.

OTHER GUARANTEES AND INDEMNIFICATIONS. We have contingent performance arrangements related to various customer relationships and lease transactions. We are required to pay the counterparties to these agreements if third parties default on certain obligations.

Under certain factoring arrangements, we may be required to purchase trade receivables from third parties if receivable debtors default on their payment obligations.

We recognize a liability for mortgage loans that we expect to repurchase pursuant to various representations or warranties. See Note 15 (Securitizations and Variable Interest Entities) for additional information and related amounts. Additionally, when we sell MSRs, we may provide indemnification for losses incurred due to material breaches of contractual representations or warranties as well as other recourse arrangements.

When we sell renewable energy tax credits, we indemnify the buyers for potential future losses incurred due to the disallowance or recapture of the transferred tax credits or material breaches of representations and warranties.

We provide liquidity facilities to municipal tender option bond (TOB) trusts sponsored by third parties. TOB trusts finance the purchase of municipal bonds through the issuance of short-term securities to investors. Our liquidity facilities enable investors to tender these securities requiring us to make cash payments. We have recourse to the trust assets, which are investment grade securities, to recover any cash payments. The liquidity facilities are accounted for as trading derivatives.

We also enter into other types of indemnification agreements in the ordinary course of business under which we agree to indemnify third parties against any damages, losses and expenses incurred in connection with legal and other proceedings arising from relationships or transactions with us. These relationships or transactions include those arising from service as a director or officer of the Company, underwriting agreements relating to our securities, acquisition agreements and various other business transactions or arrangements. Because the extent of our obligations under these agreements depends entirely upon the occurrence of future events, we are unable to determine our potential future liability under these agreements.

WRITTEN OPTIONS. We enter into written foreign currency options and over-the-counter written equity put options that are derivative contracts that have the characteristics of a guarantee. Written put options give the counterparty the right to sell to us an underlying instrument held by the counterparty at a specified price and a specified date. While these derivative transactions expose us to risk if the option is exercised, we manage this risk by entering into offsetting trades or by taking short positions in the underlying instrument. We offset market risk related to options written to customers with cash securities or other offsetting derivative transactions. Additionally, for certain of these contracts, we require the counterparty to pledge the underlying instrument as collateral for the transaction. Our ultimate obligation under written options is based on future market conditions and is only quantifiable at settlement. The fair value of written options represents our view of the probability that we will be required to perform under the contract. The fair value of these written options was an asset of $101 million and a liability of $88 million at December 31, 2025 and 2024, respectively. The fair value may be an asset as a result of deferred premiums on certain option trades. The maximum exposure to loss represents the notional value of these derivative contracts. At December 31, 2025, the maximum exposure to loss was $45.4 billion, with $42.0 billion expiring in three years or less compared with $34.3 billion and $31.5 billion, respectively, at December 31, 2024. See Note 13 (Derivatives) for additional information regarding written derivative contracts.

GUARANTEES OF SUBSIDIARIES. In the normal course of business, the Parent may provide counterparties with guarantees related to its subsidiaries' obligations. These obligations are included in the Company's consolidated balance sheet or are reflected as off-balance sheet commitments, and therefore, the Parent has not recognized a separate liability for these guarantees.

Additionally, the Parent fully and unconditionally guarantees the payment of principal, interest, and any other amounts that may be due on securities that its 100% owned finance subsidiary, Wells Fargo Finance LLC, may issue. These securities are not guaranteed by any other subsidiary of the Parent. The guaranteed liabilities were $1.7 billion and $1.3 billion at December 31, 2025 and 2024, respectively. These guarantees rank on parity with all of the Parent's other unsecured and unsubordinated indebtedness.

The assets of the Parent consist primarily of equity in its subsidiaries, and the Parent is a separate and distinct legal entity from its subsidiaries. As a result, the Parent's ability to address claims of holders of these debt securities against the Parent under the guarantee depends on the Parent's receipt of dividends, loan payments and other funds from its subsidiaries. If any of the Parent's subsidiaries becomes insolvent, the direct creditors of that subsidiary will have a prior claim on that subsidiary's assets. The rights of the Parent and the rights of the Parent's creditors will be subject to that prior claim unless the Parent is also a direct creditor of that subsidiary. For additional information regarding other restrictions on the Parent's ability to receive dividends, loan payments and other funds from its subsidiaries, see Note 25 (Regulatory Capital Requirements and Other Restrictions).

MERCHANT SERVICES. We provide merchants with processing of debit and credit card transactions through payment networks and serve as a card network sponsor for a payment company. In April 2025, we acquired the remaining interest in our merchant

services joint venture. In our role as a merchant acquiring bank, we have a potential obligation in connection with disputes between the merchant and the cardholder that are resolved in favor of the cardholder, referred to as a charge-back transaction. If we are unable to collect the amounts from the merchant, we incur a loss for the refund to the cardholder. We are secondarily obligated to make a refund for transactions involving the sponsored payment company. We generally have a low likelihood of loss in connection with our merchant processing activities because most products and services are delivered when purchased and amounts are generally refunded when items are returned to the merchant. In addition, we may reduce our risk in connection with these transactions by withholding future payments and requiring cash or other collateral. We estimate our potential maximum exposure to be the total merchant transaction volume processed in the preceding four months, which is generally the lifecycle for a charge-back transaction. As of December 31, 2025, our potential maximum exposure was approximately $394.7 billion, and related losses were insignificant.

OTHER COMMITMENTS. As of December 31, 2025 and 2024, we had commitments to purchase equity securities of $9.2 billion and $6.6 billion, respectively, which predominantly included Federal Reserve Bank stock and tax credit investments accounted for using the equity method.

We have commitments to enter into resale and securities borrowing agreements as well as repurchase and securities lending agreements with certain counterparties, including central clearing organizations. The amount of our unfunded contractual commitments for resale and securities borrowing agreements was $34.9 billion and $27.3 billion as of December 31, 2025 and 2024, respectively. The amount of our unfunded contractual commitments for repurchase and securities lending agreements was $6.8 billion and $2.0 billion as of December 31, 2025 and 2024, respectively.

Given the nature of these commitments, they are excluded from Table 3.4 (Unfunded Credit Commitments) in Note 3 (Loans and Related Allowance for Credit Losses).

Note 17: Securities Financing Activities

We enter into resale and repurchase agreements and securities borrowing and lending agreements (collectively, "securities financing activities") typically to finance trading assets (including securities and derivatives), acquire securities to cover trading liability positions, accommodate customers' financing needs, and settle other securities obligations. These activities are conducted through our broker-dealer subsidiaries and, to a lesser extent, through other bank entities. Our securities financing activities predominantly involve high-quality, liquid securities such as U.S. Treasury securities and government agency securities and, to a lesser extent, less liquid securities, including equity securities, corporate bonds and asset-backed securities. We account for these transactions as collateralized financings in which we typically receive or pledge securities as collateral. We believe these financing transactions generally do not have material credit risk given the collateral provided and the related monitoring processes.

OFFSETTING OF SECURITIES FINANCING ACTIVITIES. Table 17.1 presents resale and repurchase agreements subject to master repurchase agreements (MRA) and securities borrowing and lending agreements subject to master securities lending agreements (MSLA). Where legally enforceable, these master netting arrangements give the ability, in the event of default by the counterparty, to liquidate securities held as collateral and to offset receivables and payables with the same counterparty.

Securities financings with the same counterparty are presented net on our consolidated balance sheet, provided certain balance sheet netting criteria are met. The majority of transactions subject to these agreements do not meet those criteria and thus are not eligible for balance sheet netting.

Securities collateral we pledge is not netted on our consolidated balance sheet against the related liability. Securities collateral we receive is not recognized on our consolidated balance sheet. Collateral pledged or received may be increased or decreased over time to maintain certain contractual thresholds, as the assets underlying each arrangement fluctuate in value. For additional information on collateral pledged and received, see Note 18 (Pledged Assets and Collateral). Generally, these agreements require collateral to exceed the asset or liability recognized on the balance sheet. The following table includes the amount of collateral pledged or received related to exposures subject to enforceable MRAs or MSLAs. While these agreements are typically over-collateralized, the disclosure in this table is limited to the reported amount of such collateral to the amount of the related recognized asset or liability for each counterparty.

In addition to the amounts included in Table 17.1, we also have balance sheet netting related to derivatives that is disclosed in Note 13 (Derivatives).

Table 17.1: Offsetting – Securities Financing Activities

(in millions)		Dec 31, 2025	Dec 31, 2024
Assets:			
Resale and securities borrowing agreements			
Gross amounts recognized	$	**291,236**	159,538
Gross amounts offset in consolidated balance sheet (1)		**(97,368)**	(54,208)
Net amounts in consolidated balance sheet (2)		**193,868**	105,330
Collateral received not recognized in consolidated balance sheet (3)		**(192,410)**	(104,313)
Net amount (4)	$	**1,458**	1,017
Liabilities:			
Repurchase and securities lending agreements			
Gross amounts recognized	$	**330,040**	149,427
Gross amounts offset in consolidated balance sheet (1)		**(97,368)**	(54,208)
Net amounts in consolidated balance sheet (5)		**232,672**	95,219
Collateral pledged but not netted in consolidated balance sheet (6)		**(232,618)**	(95,170)
Net amount (4)	$	**54**	49

(1) Represents recognized amount of resale and repurchase agreements with counterparties subject to enforceable MRAs that have been offset within our consolidated balance sheet.
(2) Included in federal funds sold and securities borrowed or purchased under resale agreements on our consolidated balance sheet. Excludes $29.0 billion and $21.8 billion classified on our consolidated balance sheet in loans at December 31, 2025 and 2024, respectively, which relates to resale agreements involving collateral other than securities as part of our commercial lending business activities.
(3) Represents the fair value of collateral we have received under enforceable MRAs or MSLAs, limited in the table above to the amount of the recognized asset due from each counterparty.
(4) Represents the amount of our exposure (assets) or obligation (liabilities) that is not collateralized and/or is not subject to an enforceable MRA or MSLA.
(5) Included in federal funds purchased and securities loaned or sold under repurchase agreements on our consolidated balance sheet.
(6) Represents the fair value of collateral we have pledged, related to enforceable MRAs or MSLAs, limited in the table above to the amount of the recognized liability owed to each counterparty.

REPURCHASE AND SECURITIES LENDING AGREEMENTS. Securities sold under repurchase agreements and securities lending arrangements are effectively short-term collateralized borrowings. In these transactions, we receive cash in exchange for transferring securities as collateral and recognize an obligation to reacquire the securities for cash at the transaction's maturity. These types of transactions create risks, including (1) the counterparty may fail to return the securities at maturity, (2) the fair value of the securities transferred may decline below the amount of our obligation to reacquire the securities, and therefore create an obligation for us to pledge additional amounts, and (3) the counterparty may accelerate the maturity on demand, requiring us to reacquire the security prior to contractual maturity. We attempt to mitigate these risks in various ways. Our collateral predominantly consists of highly liquid securities. In addition, we underwrite and monitor the financial strength of our counterparties, monitor the fair value of collateral pledged relative to contractually required repurchase amounts, and monitor that our collateral is properly returned through the clearing and settlement process in advance of our cash repayment. Table 17.2 provides the gross amounts recognized on our consolidated balance sheet (before the effects of offsetting) of our liabilities for repurchase and securities lending agreements disaggregated by underlying collateral type.

Table 17.2: Gross Obligations by Underlying Collateral Type

(in millions)		Dec 31, 2025	Dec 31, 2024
Repurchase agreements:			
Securities of U.S. Treasury and federal agencies	$	**176,386**	70,362
Federal agency mortgage-backed securities		**118,503**	54,107
Non-agency mortgage-backed securities		**3,266**	2,397
Corporate debt securities		**13,567**	10,008
Asset-backed securities		**4,705**	2,334
Equity securities		**2,809**	1,584
Other		**3,246**	1,388
Total repurchases		**322,482**	142,180
Securities lending arrangements:			
Corporate debt securities		**1,735**	1,925
Equity securities		**5,700**	5,101
Other		**123**	221
Total securities lending		**7,558**	7,247
Total repurchases and securities lending	$	**330,040**	149,427

Table 17.3 provides the contractual maturities of our gross obligations under repurchase and securities lending agreements. Securities lending is often executed under agreements that allow either party to terminate the transaction without notice, while repurchase agreements typically have a term structure that matures at a point in time. The overnight agreements require an election by both parties to roll the trade, while continuous agreements require an election by either party to terminate the agreement.

Table 17.3: Contractual Maturities of Gross Obligations

(in millions)		Repurchase agreements	Securities lending agreements
December 31, 2025			
Overnight/continuous	**$**	**200,118**	**3,907**
Up to 30 days		**74,120**	**—**
30-90 days		**28,270**	**—**
>90 days		**19,974**	**3,651**
Total gross obligation	**$**	**322,482**	**7,558**
December 31, 2024			
Overnight/continuous	$	79,560	4,096
Up to 30 days		40,318	—
30-90 days		8,909	300
>90 days		13,393	2,851
Total gross obligation	$	142,180	7,247

Note 18: Pledged Assets and Collateral

Pledged Assets

We pledge financial assets that we own to counterparties for the collateralization of securities and other collateralized financing activities, to secure trust and public deposits, and to collateralize derivative contracts. See Note 17 (Securities Financing Activities) for additional information on securities financing activities. As part of our liquidity management strategy, we may also pledge assets to secure borrowings and letters of credit from Federal Home Loan Banks (FHLBs), to maintain potential borrowing capacity with FHLBs and at the discount window of the Board of Governors of the Federal Reserve System (FRB), and for other purposes as required or permitted by law or insurance statutory requirements. The collateral that we pledge may include our own collateral as well as collateral that we have received from third parties and have the right to repledge.

Table 18.1 provides the carrying values of assets recognized on our consolidated balance sheet that we have pledged to third parties. Assets pledged in transactions where our counterparty has the right to sell or repledge those assets are presented parenthetically on our consolidated balance sheet.

VIE RELATED. We also pledge assets in connection with various types of transactions entered into with VIEs, which are excluded from Table 18.1. These pledged assets can only be used to settle the liabilities of those entities. We also have loans recognized on our consolidated balance sheet which represent certain delinquent loans that are eligible for repurchase from GNMA loan securitizations. See Note 15 (Securitizations and Variable Interest Entities) for additional information on consolidated and unconsolidated VIE assets.

Table 18.1: Pledged Assets

(in millions)		Dec 31, 2025	Dec 31, 2024
Pledged to counterparties that had the right to sell or repledge:			
Trading assets (1)	$	**145,519**	95,916
Available-for-sale debt securities		**563**	3,078
Loans		**1,161**	461
Total assets pledged to counterparties that had the right to sell or repledge		**147,243**	99,455
Pledged to counterparties that did not have the right to sell or repledge:			
Trading assets (1)		**6,953**	6,078
Available-for-sale debt securities		**150,765**	97,025
Held-to-maturity debt securities		**189,730**	213,829
Loans		**524,290**	485,701
All other assets (1)		**1,183**	2,046
Total assets pledged to counterparties that did not have the right to sell or repledge		**872,921**	804,679
Total pledged assets	$	**1,020,164**	904,134

(1) In fourth quarter 2025, we changed the presentation of certain items on our consolidated balance sheet, including trading assets. Prior period balances have been revised to conform with the current period presentation. For additional information, see Note 1 (Summary of Significant Accounting Policies).

Collateral Accepted

We receive financial assets as collateral that we are permitted to sell or repledge. This collateral is obtained in connection with securities purchased under resale agreements and securities borrowing transactions, customer margin loans, and derivative contracts. We may use this collateral in connection with securities sold under repurchase agreements and securities lending transactions, derivative contracts, and short sales. At December 31, 2025 and 2024, the fair value of this collateral received that we have the right to sell or repledge was $469.2 billion and $288.7 billion, respectively, of which $309.3 billion and $142.2 billion, respectively, were sold or repledged.

Note 19: Operating Segments

Our management reporting is organized into four reportable operating segments: Consumer Banking and Lending; Commercial Banking; Corporate and Investment Banking; and Wealth and Investment Management. All other business activities that are not included in the reportable operating segments have been included in Corporate. We define our reportable operating segments based on the product or service provided and the type of customer served, and their results are based on our management reporting process. The management reporting process measures the performance of the reportable operating segments based on the Company's management structure, and the results are regularly reviewed with our Chief Executive Officer (CEO) and relevant senior management. Our CEO is the chief operating decision maker (CODM) and reviews actual and forecasted operating segment net income for assessing performance and deciding how to allocate resources. The management reporting process is based on U.S. GAAP and includes specific adjustments, such as funds transfer pricing for asset/liability management, shared revenue and expenses, and taxable-equivalent adjustments to consistently reflect income from taxable and tax-exempt sources, which allows management to assess performance consistently across the operating segments.

Consumer Banking and Lending offers diversified financial products and services for consumers and small businesses. These financial products and services include checking and savings accounts, credit and debit cards as well as home, auto, personal, and small business lending.

Commercial Banking provides financial solutions to private, family owned and certain public companies. Products and services include banking and credit products across multiple industry sectors and municipalities, secured lending and lease products, and treasury management.

Corporate and Investment Banking delivers a suite of capital markets, banking, and financial products and services to corporate, commercial real estate, government and institutional clients globally. Products and services include corporate banking, investment banking, treasury management, commercial real estate lending and capital markets, equity and fixed income solutions as well as sales, trading, and research capabilities.

Wealth and Investment Management provides personalized wealth management, brokerage, financial planning, lending, private banking, trust and fiduciary products and services to affluent, high-net worth and ultra-high-net worth clients. We operate through financial advisors in our brokerage and wealth offices, consumer bank branches, independent offices, and digitally through WellsTrade® and Intuitive Investor®.

Corporate includes corporate treasury and enterprise functions, net of expense allocations, in support of the reportable operating segments (including funds transfer pricing, capital, and liquidity), as well as our investment portfolio and venture capital and private equity investments. Corporate also includes certain lines of business that management has determined are no longer consistent with the long-term strategic goals of the Company as well as results for previously divested businesses.

Basis of Presentation

FUNDS TRANSFER PRICING. Corporate treasury manages a funds transfer pricing methodology that considers interest rate risk, liquidity risk, and other product characteristics. Operating segments pay a funding charge for their assets and receive a funding credit for their deposits, both of which are included in net interest income. The net impact of the funding charges or credits is recognized in corporate treasury.

REVENUE SHARING AND EXPENSE ALLOCATIONS. When lines of business jointly serve customers, the line of business that is responsible for providing the product or service recognizes revenue or expense with a referral fee paid or an allocation of cost to the other line of business based on established internal revenue-sharing agreements.

When a line of business uses a service provided by another line of business, expense is generally allocated based on the cost and use of the service provided. Enterprise functions, such as operations, technology, and risk management, are included in Corporate with an allocation of their applicable costs to the reportable operating segments based on the level of support provided by the enterprise function. We periodically assess and update our revenue sharing and expense allocation methodologies.

Table 19.1 includes the allocated expenses from Corporate to the reportable operating segments within the relevant personnel and non-personnel expense lines. Personnel expense is a significant expense for our reportable operating segments. Nonpersonnel expense includes other expense categories that are consistent with those presented on our consolidated statement of income, such as technology, telecommunications and equipment expense, occupancy expense, and professional and outside services expense.

TAXABLE-EQUIVALENT ADJUSTMENTS. Taxable-equivalent adjustments related to tax-exempt income on certain loans and debt securities are included in net interest income, while taxable-equivalent adjustments related to income tax credits for affordable housing and renewable energy investments are included in noninterest income, in each case with corresponding impacts to income tax expense (benefit). Adjustments are included in Corporate, Commercial Banking, and Corporate and Investment Banking and are eliminated to reconcile to the Company's consolidated financial results.

Table 19.1 presents our results by operating segment.

Table 19.1: Operating Segments

(in millions)		Consumer Banking and Lending	Commercial Banking	Corporate and Investment Banking	Wealth and Investment Management	Corporate	Reconciling Items (1)	Consolidated Company
Year ended December 31, 2025								
Net interest income (2)	**$**	**29,183**	**7,902**	**7,557**	**3,684**	**(539)**	**(303)**	**47,484**
Noninterest income		**8,179**	**4,076**	**11,675**	**12,644**	**1,286**	**(1,645)**	**36,215**
Total revenue		**37,362**	**11,978**	**19,232**	**16,328**	**747**	**(1,948)**	**83,699**
Provision for credit losses		**3,362**	**288**	**74**	**—**	**(66)**	**—**	**3,658**
Personnel expense		**14,091**	**3,957**	**6,104**	**11,061**	**1,068**	**—**	**36,281**
Nonpersonnel expense		**9,424**	**2,120**	**3,332**	**2,457**	**1,228**	**—**	**18,561**
Total noninterest expense		**23,515**	**6,077**	**9,436**	**13,518**	**2,296**	**—**	**54,842**
Income (loss) before income tax expense (benefit)		**10,485**	**5,613**	**9,722**	**2,810**	**(1,483)**	**(1,948)**	**25,199**
Income tax expense (benefit)		**2,620**	**1,421**	**2,439**	**691**	**(1,382)**	**(1,948)**	**3,841**
Net income (loss) before noncontrolling interests		**7,865**	**4,192**	**7,283**	**2,119**	**(101)**	**—**	**21,358**
Less: Net income from noncontrolling interests		**—**	**8**	**—**	**—**	**12**	**—**	**20**
Net income (loss)	**$**	**7,865**	**4,184**	**7,283**	**2,119**	**(113)**	**—**	**21,338**
Year ended December 31, 2024								
Net interest income (2)	$	28,303	9,096	7,935	3,473	(791)	(340)	47,676
Noninterest income		7,898	3,682	11,409	11,963	1,129	(1,461)	34,620
Total revenue		36,201	12,778	19,344	15,436	338	(1,801)	82,296
Provision for credit losses		3,561	290	521	(22)	(16)	—	4,334
Personnel expense		13,864	4,090	6,067	10,424	1,284	—	35,729
Nonpersonnel expense		9,410	2,100	2,962	2,460	1,937	—	18,869
Total noninterest expense		23,274	6,190	9,029	12,884	3,221	—	54,598
Income (loss) before income tax expense (benefit)		9,366	6,298	9,794	2,574	(2,867)	(1,801)	23,364
Income tax expense (benefit)		2,357	1,599	2,456	672	(1,884)	(1,801)	3,399
Net income (loss) before noncontrolling interests		7,009	4,699	7,338	1,902	(983)	—	19,965
Less: Net income from noncontrolling interests		—	10	—	—	233	—	243
Net income (loss)	$	7,009	4,689	7,338	1,902	(1,216)	—	19,722
Year ended December 31, 2023								
Net interest income (2)	$	30,185	10,034	9,498	3,966	(888)	(420)	52,375
Noninterest income		7,734	3,415	9,693	10,725	431	(1,776)	30,222
Total revenue		37,919	13,449	19,191	14,691	(457)	(2,196)	82,597
Provision for credit losses		3,299	75	2,007	6	12	—	5,399
Personnel expense		14,626	4,366	5,910	9,746	1,181	—	35,829
Nonpersonnel expense		9,398	2,189	2,708	2,318	3,120	—	19,733
Total noninterest expense		24,024	6,555	8,618	12,064	4,301	—	55,562
Income (loss) before income tax expense (benefit)		10,596	6,819	8,566	2,621	(4,770)	(2,196)	21,636
Income tax expense (benefit)		2,657	1,704	2,140	657	(2,355)	(2,196)	2,607
Net income (loss) before noncontrolling interests		7,939	5,115	6,426	1,964	(2,415)	—	19,029
Less: Net income (loss) from noncontrolling interests		—	11	—	—	(124)	—	(113)
Net income (loss)	$	7,939	5,104	6,426	1,964	(2,291)	—	19,142

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	Consumer Banking and Lending	Commercial Banking	Corporate and Investment Banking	Wealth and Investment Management	Corporate	Reconciling Items (1)	Consolidated Company
Year ended December 31, 2025 (3)							
Loans (average)	**$ 322,052**	**223,399**	**293,089**	**86,019**	**2,932**	**—**	**927,491**
Assets (average)	**356,372**	**246,205**	**667,299**	**92,681**	**623,701**	**—**	**1,986,258**
Deposits (average)	**779,994**	**178,432**	**206,251**	**127,257**	**55,311**	**—**	**1,347,245**
Loans (period-end)	**332,481**	**228,627**	**333,509**	**90,635**	**915**	**—**	**986,167**
Assets (period-end)	**373,494**	**252,001**	**787,751**	**96,721**	**638,664**	**—**	**2,148,631**
Deposits (period-end)	**790,962**	**190,004**	**224,146**	**147,616**	**73,479**	**—**	**1,426,207**
Year ended December 31, 2024							
Loans (average)	$ 325,163	223,057	277,039	83,005	7,112	—	915,376
Assets (average)	360,907	245,707	568,035	90,024	652,024	—	1,916,697
Deposits (average)	774,660	172,129	192,592	107,689	98,845	—	1,345,915
Loans (period-end)	321,430	223,318	278,680	84,340	4,977	—	912,745
Assets (period-end)	361,663	246,569	597,278	90,536	633,799	—	1,929,845
Deposits (period-end)	783,490	188,650	212,948	127,008	59,708	—	1,371,804

(1) Taxable-equivalent adjustments related to tax-exempt income on certain loans and debt securities are included in net interest income, while taxable-equivalent adjustments related to income tax credits for affordable housing and renewable energy investments are included in noninterest income, in each case with corresponding impacts to income tax expense (benefit). Adjustments are included in Corporate, Commercial Banking, and Corporate and Investment Banking and are eliminated to reconcile to the Company's consolidated financial results.

(2) Net interest income is interest earned on assets minus the interest paid on liabilities to fund those assets. Segment interest earned includes actual interest income on segment assets as well as a funding credit for their deposits. Segment interest paid on liabilities includes actual interest expense on segment liabilities as well as a funding charge for their assets.

(3) In third quarter 2025, we prospectively transferred approximately $8 billion of loans and approximately $6 billion of deposits related to certain business customers from the Commercial Banking operating segment to Consumer, Small and Business Banking in the Consumer Banking and Lending operating segment.

Note 20: Revenue and Expenses

Revenue

Our revenue includes net interest income on financial instruments and noninterest income. Table 20.1 presents our revenue by operating segment. For additional description of our operating segments, including additional financial information and information related to the management reporting process, see Note 19 (Operating Segments).

Table 20.1: Revenue by Operating Segment

(in millions)		Consumer Banking and Lending	Commercial Banking	Corporate and Investment Banking	Wealth and Investment Management	Corporate	Reconciling Items (1)	Consolidated Company
Year ended December 31, 2025								
Net interest income	**$**	**29,183**	**7,902**	**7,557**	**3,684**	**(539)**	**(303)**	**47,484**
Noninterest income:								
Deposit-related fees		**2,694**	**1,290**	**1,086**	**27**	**2**	**—**	**5,099**
Lending-related fees		**89**	**565**	**844**	**16**	**—**	**—**	**1,514**
Investment advisory and other asset-based fees (2)		**2**	**79**	**158**	**10,259**	**—**	**—**	**10,498**
Commissions and brokerage services fees		**—**	**—**	**395**	**2,162**	**(1)**	**—**	**2,556**
Investment banking fees		**(5)**	**130**	**2,985**	**—**	**(83)**	**—**	**3,027**
Card fees:								
Interchange and merchant services fees (3)		**3,721**	**191**	**53**	**4**	**4**	**—**	**3,973**
Other card fees		**616**	**—**	**—**	**—**	**—**	**—**	**616**
Total card fees		**4,337**	**191**	**53**	**4**	**4**	**—**	**4,589**
Mortgage banking (4)		**769**	**—**	**394**	**(13)**	**2**	**—**	**1,152**
Net gains from trading activities (5)		**—**	**—**	**4,987**	**118**	**42**	**—**	**5,147**
Net gains (losses) from debt securities (4)		**—**	**4**	**—**	**—**	**(148)**	**—**	**(144)**
Net gains (losses) from equity securities (4)		**5**	**75**	**66**	**(12)**	**110**	**—**	**244**
Other (3)(4)(5)(6)		**288**	**1,742**	**707**	**83**	**1,358**	**(1,645)**	**2,533**
Total noninterest income		**8,179**	**4,076**	**11,675**	**12,644**	**1,286**	**(1,645)**	**36,215**
Total revenue	**$**	**37,362**	**11,978**	**19,232**	**16,328**	**747**	**(1,948)**	**83,699**
Year ended December 31, 2024								
Net interest income	$	28,303	9,096	7,935	3,473	(791)	(340)	47,676
Noninterest income:								
Deposit-related fees		2,734	1,180	1,073	24	4	—	5,015
Lending-related fees		92	555	842	11	—	—	1,500
Investment advisory and other asset-based fees (2)		—	84	157	9,534	—	—	9,775
Commissions and brokerage services fees		—	—	368	2,153	—	—	2,521
Investment banking fees		(4)	84	2,675	—	(90)	—	2,665
Card fees:								
Interchange and merchant services fees (3)		3,567	205	55	4	2	—	3,833
Other card fees		509	—	—	—	—	—	509
Total card fees		4,076	205	55	4	2	—	4,342
Mortgage banking (4)		650	—	410	(13)	—	—	1,047
Net gains (losses) from trading activities (5)		—	(2)	5,173	155	40	—	5,366
Net losses from debt securities (4)		—	—	—	—	(920)	—	(920)
Net gains (losses) from equity securities (4)		(2)	21	19	15	1,017	—	1,070
Other (3)(4)(5)(6)		352	1,555	637	80	1,076	(1,461)	2,239
Total noninterest income		7,898	3,682	11,409	11,963	1,129	(1,461)	34,620
Total revenue	$	36,201	12,778	19,344	15,436	338	(1,801)	82,296

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(in millions)		Consumer Banking and Lending	Commercial Banking	Corporate and Investment Banking	Wealth and Investment Management	Corporate	Reconciling Items (1)	Consolidated Company
Year ended December 31, 2023								
Net interest income	$	30,185	10,034	9,498	3,966	(888)	(420)	52,375
Noninterest income:								
Deposit-related fees		2,702	998	976	22	(4)	—	4,694
Lending-related fees		117	531	790	8	—	—	1,446
Investment advisory and other asset-based fees (2)		—	74	150	8,446	—	—	8,670
Commissions and brokerage services fees		—	—	317	2,058	—	—	2,375
Investment banking fees		(6)	61	1,738	—	(144)	—	1,649
Card fees:								
Interchange and merchant services fees (3)		3,540	223	60	4	2	—	3,829
Other card fees		427	—	—	—	—	—	427
Total card fees		3,967	223	60	4	2	—	4,256
Mortgage banking (4)		512	—	329	(12)	—	—	829
Net gains (losses) from trading activities (5)		—	(10)	4,633	162	94	—	4,879
Net gains (losses) from debt securities (4)		—	25	—	—	(15)	—	10
Net losses from equity securities (4)		—	(58)	(4)	(2)	(377)	—	(441)
Other (3)(4)(5)(6)		442	1,571	704	39	875	(1,776)	1,855
Total noninterest income		7,734	3,415	9,693	10,725	431	(1,776)	30,222
Total revenue	$	37,919	13,449	19,191	14,691	(457)	(2,196)	82,597

(1) Taxable-equivalent adjustments related to tax-exempt income on certain loans and debt securities are included in net interest income, while taxable-equivalent adjustments related to income tax credits for affordable housing and renewable energy investments are included in noninterest income, in each case with corresponding impacts to income tax expense (benefit). Adjustments are included in Corporate, Commercial Banking, and Corporate and Investment Banking and are eliminated to reconcile to the Company's consolidated financial results.
(2) We earned trailing commissions of $945 million, $943 million and $904 million for the years ended December 31, 2025, 2024, and 2023, respectively.
(3) The cost of credit card rewards and rebates of $3.0 billion, $2.7 billion and $2.6 billion for the years ended December 31, 2025, 2024, and 2023, respectively, are presented net against the related revenue. In April 2025, we completed our acquisition of the remaining interest in our merchant services joint venture and recognized a net gain of $253 million in other noninterest income in Corporate. Following the acquisition, the revenue from this business has been included in card fees. Prior to the acquisition, our share of the net earnings of the joint venture, which was accounted for as an equity method investment, was included in other noninterest income.
(4) For additional information on these revenue types, see Note 6 (Mortgage Banking Activities), Note 2 (Available-for-Sale and Held-to-Maturity Debt Securities), Note 4 (Equity Securities), and Note 7 (Leasing Activity).
(5) In fourth quarter 2025, we changed the presentation of certain items on our consolidated balance sheet, including trading assets and liabilities. In connection with these changes, we reclassified the gains (losses) related to our physical commodities inventory, including the related hedging impacts, from other noninterest income to net gains from trading activities. Prior period balances have been revised to conform with the current period presentation. For additional information, see Note 1 (Summary of Significant Accounting Policies).
(6) In fourth quarter 2025, we reclassified lease income into other noninterest income. Prior period balances have been revised to conform with the current period presentation.

We provide services to customers which have related performance obligations that we complete to recognize revenue. Our revenue is generally recognized either immediately upon the completion of our service or over time as we perform services.

DEPOSIT-RELATED FEES are earned in connection with deposit accounts for commercial and consumer customers and include fees for account and treasury management services, overdraft services, and other deposit services. Account and treasury management services may require fees for periodic account maintenance activities and event-driven services such as providing cashier's checks. Our obligation for event-driven services is satisfied at the time of the event when the service is delivered, while our obligation for maintenance services is satisfied over the course of each month. Treasury management fees also include earnings credits on commercial accounts which offset the related revenue.

Our obligation for overdraft services is satisfied at the time of the overdraft. Other deposit services such as ATM network access, or wire transfer and other remittance activities have fees that are earned at the time the service is delivered.

INVESTMENT ADVISORY AND OTHER ASSET-BASED FEES are earned for providing brokerage advisory, trust, and asset management services.

Fees from advisory account relationships with brokerage customers are charged based on a percentage of the market value of the client's assets. Services and obligations related to providing investment advice, active management of client assets, and assistance with selecting and engaging a third-party advisory manager are generally satisfied over a month or quarter. Trailing commissions are earned for selling shares to investors and our obligation is satisfied at the time shares are sold. However, these fees are received and recognized over time during the period the customer owns the shares and we remain the broker of record. The amount of trailing commissions is variable based on the length of time the customer holds the shares and on changes in the value of the underlying assets.

Trust services include acting as a trustee or agent for personal trust and agency assets. Obligations for trust services are generally satisfied over time; however, obligations for activities that are transactional in nature are satisfied at the time the service is delivered.

Asset management services are earned for managing and administering assets and these services are generally satisfied over time.

COMMISSIONS AND BROKERAGE SERVICES FEES are earned for providing brokerage services.

Commissions from transactional accounts with brokerage customers are earned for executing transactions at the client's direction. Our obligation is generally satisfied upon the execution of the transaction and the fees are based on the size and number of transactions executed.

Fees earned from other brokerage services include securities clearance, omnibus and networking fees received from mutual fund companies in return for providing record keeping and other administrative services, and annual account maintenance fees charged to customers. Our obligation is satisfied at the time we provide the service which is generally at the time of the transaction.

INVESTMENT BANKING FEES are earned for underwriting debt and equity securities, arranging syndicated loan transactions and performing other advisory services, such as assistance for mergers and acquisitions. Our obligation for these services is generally satisfied at closing of the transaction.

CARD FEES are earned for processing credit and debit card transactions on behalf of cardholders and merchants through payment networks such as Visa and MasterCard. Our obligation is satisfied concurrently with the delivery of services on a daily basis. The cost of credit card rewards and rebates is estimated using multiple factors including cardholder activity and reward redemption rates and is presented as a reduction to the related revenue. Other card fees represent late fees, cash advance fees, balance transfer fees, and annual fees.

NET GAINS (LOSSES) FROM TRADING ACTIVITIES. Table 20.2 provides the noninterest income associated with trading assets and liabilities. The table excludes revenue from securities purchased under resale agreements and expense from securities sold or loaned under agreements to repurchase in our Corporate and Investment Banking (CIB) Markets business.

Table 20.2: Net Gains (Losses) from Trading Activities, by Risk Type (1)

			Year ended December 31,	
(in millions)		**2025**	2024	2023
Interest rate	$	**1,762**	823	444
Commodity (2)		**809**	464	452
Equity		**1,181**	1,195	1,106
Foreign exchange		**902**	2,299	2,124
Credit		**493**	585	753
Total net gains from trading activities (2)	$	**5,147**	5,366	4,879

(1) Includes gains (losses) on portfolio level derivative valuation adjustments, as well as remeasurement gains (losses) on foreign currency-denominated assets and liabilities, including related hedges. See Note 13 (Derivatives) for additional information. Also includes gains (losses) on structured debt portfolios where we have elected the fair value option. See Note 14 (Fair Value Measurements) for additional information.
(2) In fourth quarter 2025, we changed the presentation of certain items on our consolidated balance sheet, including trading assets and liabilities. In connection with these changes, we reclassified the gains (losses) related to our physical commodities inventory, including the related hedging impacts, from other noninterest income to net gains from trading activities. Prior period balances have been revised to conform with the current period presentation. For additional information, see Note 1 (Summary of Significant Accounting Policies).

Expenses

PERSONNEL EXPENSE. Personnel expense included severance expense of $953 million, $666 million, and $1.5 billion for the years ended December 31, 2025, 2024, and 2023, respectively.

OTHER EXPENSE. Other noninterest expense on our consolidated statement of income included amounts presented in Table 20.3.

Table 20.3: Other Expense

			Year ended December 31,	
(in millions)		**2025**	2024	2023
Regulatory charges and assessments (1)	$	**851**	1,365	3,065
Legal actions (2)		**168**	290	179
Customer remediation (3)		**65**	722	207
Other operating losses (4)		**674**	745	797

(1) Regulatory charges and assessments predominantly consists of Federal Deposit Insurance Corporation (FDIC) deposit assessment expense, including $(271) million, $243 million, and $1.9 billion for the years ended December 31, 2025, 2024, and 2023, respectively, for an FDIC special assessment to recover losses to the FDIC deposit insurance fund as a result of bank failures in the first half of 2023. We expect the ultimate amount of the special assessment may continue to change as the FDIC determines the actual net losses to the deposit insurance fund.
(2) Legal actions includes expenses related to litigation and regulatory matters. For additional information on legal actions, see Note 12 (Legal Actions).
(3) Customer remediation includes expenses related to our efforts to provide remediation as appropriate to customers who may have experienced financial harm. We had accrued liabilities for the probable and estimable costs related to our customer remediation activities of $95 million and $236 million as of December 31, 2025 and 2024, respectively.
(4) Includes fraud losses for credit card and deposit accounts, and deposit overdraft losses.

Expenses for legal actions and customer remediation may have significant variability given their inherent and unpredictable nature. The timing and determination of the amount of any associated expenses for these matters depends on a variety of factors, some of which are outside of our control.

Note 21: Employee Benefits

Pension and Postretirement Plans

We sponsor a frozen noncontributory qualified defined benefit retirement plan, the Wells Fargo & Company Cash Balance Plan (Cash Balance Plan), which covers eligible employees of Wells Fargo. The Cash Balance Plan was frozen on July 1, 2009, and no new benefits accrue after that date.

Prior to July 1, 2009, eligible employees' Cash Balance Plan accounts were allocated a compensation credit based on a percentage of their certified compensation; the freeze discontinued the allocation of compensation credits after June 30, 2009. Investment credits continue to be allocated to participants' accounts based on their accumulated balances.

We did not make a contribution to our Cash Balance Plan in 2025. We do not expect that we will be required to make a contribution to the Cash Balance Plan in 2026. For the nonqualified pension plans and postretirement benefit plans, there is no minimum required contribution beyond the amount needed to fund benefit payments.

We recognize settlement losses for our Cash Balance Plan based on an assessment of whether lump sum benefit payments will, in aggregate for the year, exceed the sum of its annual service and interest cost (threshold). Lump sum payments (included in the "Benefits paid" line in Table 21.1) did not exceed this threshold in either 2025 or 2024.

Our frozen nonqualified defined benefit plans are unfunded and provide supplemental defined benefit pension benefits to certain eligible employees. The benefits under these plans were frozen in prior years.

Other benefits include health care and life insurance benefits provided to certain retired employees. We reserve the right to amend, modify or terminate any of these benefits at any time.

The information set forth in the following tables is based on current actuarial reports using the measurement date of December 31 for our pension and postretirement benefit plans.

Table 21.1 presents the changes in the benefit obligation and the fair value of plan assets, the funded status, and the amounts recognized on our consolidated balance sheet. Changes in the benefit obligation for the qualified plans were driven by the amounts of benefits paid and changes in the actuarial loss (gain) amounts, which are driven by changes in the discount rates at December 31, 2025 and 2024, respectively.

Table 21.1: Changes in Benefit Obligation and Fair Value of Plan Assets

		December 31, 2025			December 31, 2024		
		Pension benefits			Pension benefits		
(in millions)		**Qualified**	**Non-qualified**	**Other benefits**	Qualified	Non-qualified	Other benefits
Change in benefit obligation:							
Benefit obligation at beginning of period	$	**7,476**	**325**	**269**	8,126	375	287
Service cost		**34**	**—**	**—**	29	—	—
Interest cost		**390**	**15**	**13**	387	17	13
Plan participants' contributions		**—**	**—**	**37**	—	—	33
Actuarial loss (gain)		**159**	**18**	**(10)**	(379)	(27)	(1)
Benefits paid		**(702)**	**(40)**	**(72)**	(679)	(40)	(66)
Settlements, Curtailments, and Amendments		**1**	**—**	**21**	(3)	—	4
Foreign exchange impact		**(5)**	**—**	**—**	(5)	—	(1)
Benefit obligation at end of period		**7,353**	**318**	**258**	7,476	325	269
Change in plan assets:							
Fair value of plan assets at beginning of period		**8,136**	**—**	**496**	8,634	—	497
Actual return on plan assets		**668**	**—**	**40**	167	—	26
Employer contribution		**18**	**40**	**6**	16	40	6
Plan participants' contributions		**—**	**—**	**37**	—	—	33
Benefits paid		**(702)**	**(40)**	**(72)**	(679)	(40)	(66)
Foreign exchange impact		**(1)**	**—**	**—**	(2)	—	—
Fair value of plan assets at end of period		**8,119**	**—**	**507**	8,136	—	496
Funded status at end of period	$	**766**	**(318)**	**249**	660	(325)	227
Amounts recognized on the consolidated balance sheet at end of period:							
Assets	$	**874**	**—**	**261**	751	—	240
Liabilities		**(108)**	**(318)**	**(12)**	(91)	(325)	(13)

Table 21.2 provides information for pension and postretirement plans with benefit obligations in excess of plan assets.

Table 21.2: Plans with Benefit Obligations in Excess of Plan Assets

	December 31, 2025		December 31, 2024	
(in millions)	Pension benefits	Other benefits	Pension benefits	Other benefits
Projected benefit obligation	$ 428	N/A	473	N/A
Accumulated benefit obligation	371	12	424	13
Fair value of plan assets	2	—	56	—

Table 21.3 presents the components of net periodic benefit cost and OCI. Service cost is reported in personnel expense and all other components of net periodic benefit cost are reported in other noninterest expense on our consolidated statement of income.

Table 21.3: Net Periodic Benefit Cost and Other Comprehensive Income

	December 31, 2025			December 31, 2024			December 31, 2023		
	Pension benefits			Pension benefits			Pension benefits		
(in millions)	Qualified	Non-qualified	Other benefits	Qualified	Non-qualified	Other benefits	Qualified	Non-qualified	Other benefits
Service cost	$ 34	—	—	29	—	—	25	—	—
Interest cost	390	15	13	387	17	13	403	18	15
Expected return on plan assets	(492)	—	(28)	(472)	—	(25)	(503)	—	(25)
Amortization of net actuarial loss (gain)	133	2	(25)	138	5	(24)	139	5	(25)
Amortization of prior service credit	—	—	(9)	—	—	(10)	—	—	(10)
Settlement loss	—	1	—	—	—	—	—	—	—
Curtailment gain	—	—	—	(3)	—	—	—	—	—
Net periodic benefit cost	65	18	(49)	79	22	(46)	64	23	(45)
Other changes in plan assets and benefit obligations recognized in other comprehensive income:									
Net actuarial loss (gain)	(17)	18	(22)	(74)	(27)	(2)	41	8	(27)
Amortization of net actuarial gain (loss)	(133)	(2)	25	(138)	(5)	24	(139)	(5)	25
Prior service cost	1	—	21	—	—	4	—	—	—
Amortization of prior service credit	—	—	9	—	—	10	—	—	10
Settlement loss	—	(1)	—	—	—	—	—	—	—
Total recognized in other comprehensive income	(149)	15	33	(212)	(32)	36	(98)	3	8
Total recognized in net periodic benefit cost and other comprehensive income	$ (84)	33	(16)	(133)	(10)	(10)	(34)	26	(37)

Table 21.4 provides the amounts recognized in AOCI (pre-tax).

Table 21.4: Benefits Recognized in Accumulated OCI

	December 31, 2025			December 31, 2024		
	Pension benefits			Pension benefits		
(in millions)	Qualified	Non-qualified	Other benefits	Qualified	Non-qualified	Other benefits
Net actuarial loss (gain)	$ 2,480	57	(381)	2,630	42	(384)
Net prior service cost (credit)	1	—	(62)	—	—	(92)
Total	$ 2,481	57	(443)	2,630	42	(476)

Note 21: Employee Benefits *(continued)*

Plan Assumptions

For additional information on our pension accounting assumptions, see Note 1 (Summary of Significant Accounting Policies). Table 21.5 presents the weighted-average assumptions used to estimate the projected benefit obligation.

Table 21.5: Weighted-Average Assumptions Used to Estimate Projected Benefit Obligation

	December 31, 2025			December 31, 2024		
	Pension benefits			Pension benefits		
	Qualified	**Non-qualified**	**Other benefits**	Qualified	Non-qualified	Other benefits
Discount rate	**5.40 %**	**5.10**	**5.22**	5.62	5.48	5.49
Interest crediting rate	**4.34**	**3.98**	**N/A**	4.55	4.07	N/A

Table 21.6 presents the weighted-average assumptions used to determine the net periodic benefit cost, including the impact of interim re-measurements as applicable.

Table 21.6: Weighted-Average Assumptions Used to Determine Net Periodic Benefit Cost

	December 31, 2025			December 31, 2024			December 31, 2023		
	Pension benefits			Pension benefits			Pension benefits		
	Qualified	**Non-qualified**	**Other benefits**	Qualified	Non-qualified	Other benefits	Qualified	Non-qualified	Other benefits
Discount rate	**5.43 %**	**5.19**	**5.10**	4.93	4.85	4.86	5.12	5.04	5.06
Interest crediting rate	**4.55**	**4.03**	**N/A**	3.91	3.39	N/A	4.10	3.58	N/A
Expected return on plan assets	**6.32**	**N/A**	**5.72**	5.71	N/A	5.16	6.09	N/A	5.34

To account for postretirement health care plans, we used health care cost trend rates to recognize the effect of expected changes in future health care costs due to medical inflation, utilization changes, new technology, regulatory requirements and Medicare cost shifting in determining the 2025 periodic benefit cost. We assumed an initial annual trend rate of 14.50%. This rate was assumed to decrease 1.00-1.25% per year until the trend rate reached an ultimate rate of 4.50% in 2034. In determining the end of year benefit obligation, we used health care cost trend rates to recognize the expected increase in Wells Fargo's contribution to retirees' healthcare. We assumed an average annual increase of approximately 2.00% for health care costs in 2026 and future years.

Investment Strategy and Asset Allocation

We seek to achieve the expected long-term rate of return with a prudent level of risk, given the benefit obligations of the pension plans and their funded status. Our overall investment strategy is designed to provide our Cash Balance Plan with a moderate amount of long-term growth opportunities while ensuring that risk is mitigated through diversification across numerous asset classes and various investment strategies, coupled with an investment strategy for the fixed income assets that is generally designed to match the interest rate sensitivity of the Cash Balance Plan's benefit obligations. The Cash Balance Plan currently has a target asset allocation mix of the following ranges: 75-85% fixed income, 10-20% equities, and 0-10% in real estate, private equity and other investments. The Employee Benefit Review Committee (EBRC), which includes several members of senior management, formally reviews the investment risk and performance of our Cash Balance Plan on a quarterly basis. Annual Plan liability analysis and periodic asset/liability evaluations are also conducted.

Other benefit plan assets include (1) assets held in a 401(h) trust, which are invested with a target mix of 50-60% equities and 40-50% fixed income, and (2) assets held in the Retiree Medical Plan Voluntary Employees' Beneficiary Association (VEBA) trust, which are substantially all invested in fixed income securities and cash. Members of the EBRC formally review the investment risk and performance of these assets on a quarterly basis.

Projected Benefit Payments

Future benefits that we expect to pay under the pension and other benefit plans are presented in Table 21.7.

Table 21.7: Projected Benefit Payments

	Pension benefits		
(in millions)	Qualified	Non-qualified	Other benefits
Period ended December 31,			
2026	$ 701	35	27
2027	674	35	26
2028	627	32	25
2029	604	32	24
2030	589	30	23
2031-2035	2,818	127	99

Fair Value of Plan Assets

Table 21.8 presents the classification of the fair value of the combined pension plan and other benefit plan assets in the fair value hierarchy. See Note 14 (Fair Value Measurements) for a description of the fair value hierarchy, including a summary of valuation methodologies used for assets measured at fair value. Level 3 assets were insignificant.

Table 21.8: Pension and Other Benefit Plan Assets

(in millions)	Level 1	Level 2	Level 3	Total
December 31, 2025				
Debt securities (1)	**$ 1,518**	**4,615**	**—**	**6,133**
Equity securities and mutual funds	**818**	**—**	**—**	**818**
Collective investment funds	**—**	**1,096**	**—**	**1,096**
Other	**2**	**228**	**34**	**264**
Total plan investments – excluding investments at NAV	**$ 2,338**	**5,939**	**34**	**8,311**
Investments at NAV as a practical expedient (2)				**247**
Net receivables				**68**
Total plan assets				**$ 8,626**
December 31, 2024				
Debt securities (1)	$ 1,581	4,561	—	6,142
Equity securities and mutual funds	983	—	—	983
Collective investment funds	—	1,062	—	1,062
Other	2	112	34	148
Total plan investments – excluding investments at NAV	$ 2,566	5,735	34	8,335
Investments at NAV as a practical expedient (2)				246
Net receivables				51
Total plan assets				$ 8,632

(1) Level 1 includes securities of the U.S. Treasury and Level 2 includes corporate debt securities.
(2) Investments that are measured using the non-published net asset value (NAV) per share (or its equivalent) as a practical expedient are excluded from the fair value hierarchy.

Defined Contribution Retirement Plans

We sponsor a qualified defined contribution retirement plan, the Wells Fargo & Company 401(k) Plan (401(k) Plan). The 401(k) Plan allows eligible employees to contribute up to 50% of their certified compensation, subject to statutory limits, and to receive matching contributions from the Company, up to 6% of their certified compensation. The Company also provides a non-discretionary base contribution to the 401(k) Plan of 1% of certified compensation for eligible employees with annual compensation of less than $75,000. Eligible employees are 100% vested in their matching contributions and base contributions after three years of service. Matching and base contributions are made annually at year end. Effective January 1, 2026, the 401(k) Plan was amended to allow eligible employees to contribute up to 75% of their certified compensation, subject to statutory limits.

Total defined contribution retirement plan expenses were $1.0 billion in 2025, 2024, and 2023.

The 401(k) Plan includes an Employee Stock Ownership Plan (ESOP) fund as an investment option. We have previously loaned money to the 401(k) Plan to purchase the Company's ESOP Preferred Stock that was convertible into common stock over time as the loans were repaid. The Company's annual contribution to the 401(k) Plan, as well as dividends received on unreleased shares, were used to make payments on the loans. As the loans were repaid, shares were released from the unallocated reserve of the 401(k) Plan. Unreleased shares were reflected as unearned ESOP shares in our stockholders' equity. Also, dividends on unreleased common stock or ESOP Preferred Stock did not reduce retained earnings, and the unreleased shares were not considered to be common stock equivalents for computing earnings per share.

In October 2022, we redeemed all outstanding shares of our ESOP Preferred Stock in exchange for shares of the Company's common stock. At December 31, 2022, there were 10 million unreleased shares of the Company's common stock with an estimated fair value of $427 million. In October 2023, the 401(k) Plan fully repaid all loans to the Company, which resulted in the release of the shares from the unallocated reserve of the 401(k) Plan and allocated to the 401(k) Plan participants. Dividends on these allocated common shares reduced retained earnings, and the shares are considered outstanding for computing earnings per share.

Note 22: Income Taxes

Table 22.1 presents the components of income before income tax expense.

Table 22.1: Income Before Income Tax Expense

		Year ended December 31,	
(in millions)	2025	2024	2023
U.S.	$ **23,644**	22,097	20,721
Non-U.S.	**1,555**	1,267	915
Total	$ **25,199**	23,364	21,636

Table 22.2 presents the components of income tax expense (benefit).

Table 22.2: Income Tax Expense (Benefit)

		Year ended December 31,	
(in millions)	2025	2024	2023
Current:			
U.S. federal (1)	$ **5,060**	3,697	2,883
U.S. state and local	**231**	268	(453)
Non-U.S.	**420**	345	227
Total current	**5,711**	4,310	2,657
Deferred:			
U.S. federal	**(1,670)**	(737)	(662)
U.S. state and local	**(157)**	(131)	586
Non-U.S.	**(43)**	(43)	26
Total deferred	**(1,870)**	(911)	(50)
Total	$ **3,841**	3,399	2,607

(1) The amount for the year ended December 31, 2023 does not reflect accounting changes related to our modified retrospective adoption of ASU 2023-02 – Investments – Equity Method and Joint Ventures (Topic 323): *Accounting for Investments in Tax Credit Structures Using the Proportional Amortization Method*, effective January 1, 2024. See Note 15 (Securitizations and Variable Interest Entities) for information about tax credit investments.

Table 22.3 reconciles the statutory federal income tax rate to the effective income tax rate.

Table 22.3: Effective Income Tax Expense (Benefit) and Rate

						December 31,
	2025		2024		2023	
(in millions)	Amount	Rate	Amount	Rate	Amount	Rate
Statutory federal income tax expense and rate	$ **5,292**	**21.0 %**	$ 4,855	21.0 %	$ 4,567	21.0 %
Change in tax rate resulting from:						
State and local taxes on income, net of federal income tax benefit (1)	**563**	**2.2**	532	2.3	819	3.8
Tax credits, net of investment amortization:						
Renewable energy (2)	**(588)**	**(2.3)**	(450)	(2.0)	(1,014)	(4.7)
Affordable housing	**(347)**	**(1.4)**	(273)	(1.2)	(278)	(1.3)
Other	**(154)**	**(0.6)**	(190)	(0.8)	(260)	(1.2)
Nontaxable and nondeductible items:						
Tax-exempt interest	**(267)**	**(1.1)**	(326)	(1.4)	(345)	(1.6)
Other	**(25)**	**(0.1)**	119	0.5	140	0.7
Changes in prior year unrecognized tax benefits, inclusive of interest	**(751)**	**(3.0)**	(819)	(3.5)	(1,042)	(4.8)
Other	**118**	**0.5**	(49)	(0.2)	20	0.1
Effective income tax expense and rate	$ **3,841**	**15.2 %**	$ 3,399	14.7 %	$ 2,607	12.0 %

(1) State and local income taxes in California, New York and New York City contributed to the majority of this category.
(2) The amounts for the year ended December 31, 2023 do not reflect accounting changes related to our modified retrospective adoption of ASU 2023-02 – Investments – Equity Method and Joint Ventures (Topic 323): *Accounting for Investments in Tax Credit Structures Using the Proportional Amortization Method*, effective January 1, 2024. See Note 15 (Securitizations and Variable Interest Entities) for information about tax credit investments.

The tax effects of our temporary differences that gave rise to significant portions of our deferred tax assets and liabilities are presented in Table 22.4.

Table 22.4: Net Deferred Taxes

(in millions)	Dec 31, 2025	Dec 31, 2024
Deferred tax assets		
Net operating loss and tax credit carryforwards	$ **6,601**	4,721
Allowance for credit losses	**3,488**	3,580
Deferred compensation and employee benefits	**3,328**	3,194
Net unrealized losses on debt securities	**1,418**	2,881
Capitalized research expenses	**1,272**	1,653
Lease liabilities	**1,030**	1,104
Accrued expenses	**903**	1,187
Basis difference in investments	**723**	720
Other	**830**	1,070
Total deferred tax assets	**19,593**	20,110
Deferred tax assets valuation allowance	**(314)**	(162)
Deferred tax liabilities		
Mark to market, net	**(10,383)**	(12,235)
Leasing and fixed assets	**(3,951)**	(2,818)
Mortgage servicing rights	**(1,135)**	(1,264)
Intangible assets	**(1,005)**	(899)
Right-of-use assets	**(870)**	(930)
Other	**(785)**	(683)
Total deferred tax liabilities	**(18,129)**	(18,829)
Net deferred tax asset (1)	$ **1,150**	1,119

(1) The net deferred tax asset is included in other assets.

Deferred taxes related to net unrealized gains (losses) on debt securities, net unrealized gains (losses) on derivatives, foreign currency translation, and employee benefit plan adjustments are recognized in accumulated OCI. See Note 24 (Other Comprehensive Income) for additional information.

We have determined that a valuation allowance is required for 2025 in the amount of $314 million, attributable to deferred tax assets for U.S federal and state and non-U.S. jurisdictions where we believe it is more likely than not that these deferred tax assets will not be realized due to lack of sources of taxable income, limitations on carryback of losses or credits and the inability to implement tax planning to realize these deferred tax assets. The U.S. federal valuation allowance represents the effect of renewable energy tax credits, which are expected to be sold for less than the credit amount. We have concluded that it is more likely than not that the remaining deferred tax assets will be realized based on our history of earnings, sources of taxable income in carryback periods, and our ability to implement tax planning strategies.

Table 22.5 presents the components of the deferred tax assets related to net operating loss (NOL) and tax credit carryforwards at December 31, 2025. If not utilized, carryforwards mostly expire in varying amounts through December 31, 2045, with the exception of U.S. federal corporate alternative minimum tax credits that do not expire.

Table 22.5: Deferred Tax Assets Related to Net Operating Loss and Tax Credit Carryforwards

(in millions)	Dec 31, 2025
U.S. federal tax credits	$ 6,326
U.S. state NOLs and credits	218
Non-U.S. NOLs and credits	57
Total net operating loss and tax credit carryforwards	$ 6,601

Wells Fargo has determined that it will continue to indefinitely reinvest outside the U.S. all or a portion of the unremitted earnings of certain foreign subsidiaries. We do not intend to distribute these earnings in a manner that would be taxable in the U.S. and intend to limit distributions to non-U.S. earnings previously taxed in the U.S. or, that would qualify for the 100% dividends received deduction. Where we intend to distribute a portion of the unremitted earnings, we have accrued the applicable tax impacts. All other undistributed non-U.S. earnings will continue to be permanently reinvested outside the U.S. and the unrecorded tax liability on these earnings is insignificant.

Table 22.6 presents the change in unrecognized tax benefits.

Table 22.6: Change in Unrecognized Tax Benefits

	Year ended December 31,		
(in millions)	**2025**	2024	2023
Balance, beginning of period	$ **3,105**	4,114	5,437
Additions:			
For tax positions related to the current year	**184**	292	246
For tax positions related to prior years	**10**	140	352
Reductions:			
For tax positions related to prior years	**(742)**	(1,354)	(765)
Lapse of statute of limitations	**(27)**	(44)	(389)
Settlements with tax authorities	**(2)**	(43)	(767)
Balance, end of period	$ **2,528**	3,105	4,114

At December 31, 2025, 2024, and 2023, we had approximately $1.7 billion, $2.0 billion, and $2.3 billion, respectively, of unrecognized tax benefits that, if recognized, would affect the effective tax rate. The remaining unrecognized tax benefits relate to income tax positions on temporary differences.

We account for interest and penalties related to income tax liabilities as a component of income tax expense. As of December 31, 2025 and 2024, we have accrued receivables of approximately $193 million and $53 million, respectively, for interest and penalties. In 2025, 2024, and 2023, we recognized income tax benefit, net of tax, of $144 million, $199 million, and $325 million, respectively, related to interest and penalties.

We are subject to U.S. federal income tax as well as income tax in numerous state and non-U.S. jurisdictions. We are routinely examined by tax authorities in these various jurisdictions. With few exceptions, Wells Fargo and its subsidiaries are not subject to federal, state, local and non-U.S. income tax examinations for taxable years prior to 2015.

Table 22.7 summarizes our major tax jurisdiction examination status as of December 31, 2025.

Table 22.7: Tax Examination Status

Jurisdiction	Tax Year(s)	Status
United States	2015-2018	Administrative appeals
United States	2019-2022	Field examination
California	2017-2020	Administrative appeals
California	2021-2023	Field examination
New York	2017-2021	Field examination
New York City	2017-2021	Field examination

We pay income taxes to various jurisdictions based on our estimated tax liabilities. These estimates may include impacts of net operating losses, tax credit carryforwards, or minimum tax obligations consistent with tax guidance. Tax matters are often subject to examination and may take years to resolve. The final outcome may differ from our estimates and could result in additional tax payments, refunds of prior year overpayments, or the application of overpayments to current year liabilities. Table 22.8 presents our income taxes paid, net of refunds, by tax jurisdiction.

Table 22.8: Net Cash Paid (Refunded) for Income Taxes

			December 31,
(in millions)	**2025**	2024	2023
U.S. federal:			
Cash paid	**$ 560**	2,000	207
Refunds received	**—**	(1,986)	(1,307)
Net cash paid (refunded)	**560**	14	(1,100)
U.S. state and local:			
California	*****	443	(596)
New Jersey	*****	95	160
New York	**84**	143	(166)
New York City	**92**	257	(120)
Other	**236**	311	(157)
Non-U.S.:			
India	**147**	107	*
United Kingdom	**183**	148	*
Other	**117**	146	193
Net cash paid (refunded)	**$ 1,419**	1,664	(1,786)

* The amount is less than 5% of net cash paid (refunded) for income taxes during the year.

Note 23: Earnings and Dividends Per Common Share

Table 23.1 shows earnings per common share and diluted earnings per common share and reconciles the numerator and denominator of both earnings per common share calculations.

Table 23.1: Earnings Per Common Share Calculations

		Year ended December 31,		
(in millions, except per share amounts)		**2025**	2024	2023
Wells Fargo net income	$	**21,338**	19,722	19,142
Less: Preferred stock dividends and other (1)		**1,053**	1,116	1,160
Wells Fargo net income applicable to common stock (numerator)	$	**20,285**	18,606	17,982
Earnings per common share				
Average common shares outstanding (denominator)		**3,201.8**	3,426.1	3,688.3
Per share	$	**6.34**	5.43	4.88
Diluted earnings per common share				
Average common shares outstanding		**3,201.8**	3,426.1	3,688.3
Add: Stock-based compensation awards (2)		**40.5**	41.5	32.1
Diluted average common shares outstanding (denominator)		**3,242.3**	3,467.6	3,720.4
Per share	$	**6.26**	5.37	4.83

(1) Includes costs associated with any preferred stock redemption.
(2) Stock-based compensation may include restricted share rights, performance share awards, and stock options. Dilution effect calculated using the treasury stock method.

Table 23.2 presents the outstanding securities that were anti-dilutive and therefore not included in the calculation of diluted earnings per common share.

Table 23.2: Outstanding Anti-Dilutive Securities

	Weighted-average shares		
	Year ended December 31,		
(in millions)	**2025**	2024	2023
Convertible Preferred Stock, Series L (1)	**25.3**	25.3	25.3
Stock-based compensation awards (2)	**0.9**	0.1	0.1

(1) Calculated using the if-converted method.
(2) Calculated using the treasury stock method.

Table 23.3 presents dividends declared per common share.

Table 23.3: Dividends Declared Per Common Share

		Year ended December 31,		
		2025	2024	2023
Per common share	$	**1.70**	1.50	1.30

Note 24: Other Comprehensive Income

Table 24.1 provides the components of other comprehensive income (OCI), reclassifications to net income by income statement line item, and the related tax effects. Income tax effects are reclassified from accumulated OCI to net income in the same period as the related pre-tax amount.

Table 24.1: Summary of Other Comprehensive Income

									Year ended December 31,
			2025			2024			2023
(in millions)	**Before tax**	**Tax effect**	**Net of tax**	Before tax	Tax effect	Net of tax	Before tax	Tax effect	Net of tax
Debt securities:									
Net unrealized gains (losses) arising during the period	**$ 5,295**	**(1,307)**	**3,988**	(1,824)	449	(1,375)	1,136	(278)	858
Reclassification of net (gains) losses to net income	**636**	**(156)**	**480**	1,437	(354)	1,083	549	(136)	413
Net change	**5,931**	**(1,463)**	**4,468**	(387)	95	(292)	1,685	(414)	1,271
Derivatives and hedging activities:									
Fair Value Hedges:									
Change in fair value of excluded components (1)	**22**	**(6)**	**16**	20	(5)	15	22	(6)	16
Cash Flow Hedges:									
Net unrealized gains (losses) arising during the period	**602**	**(149)**	**453**	(1,223)	302	(921)	(201)	50	(151)
Reclassification of net (gains) losses to net income	**621**	**(153)**	**468**	847	(209)	638	724	(178)	546
Net change	**1,245**	**(308)**	**937**	(356)	88	(268)	545	(134)	411
Defined benefit plans adjustments:									
Net actuarial and prior service gains (losses) arising during the period	**(1)**	**—**	**(1)**	99	(24)	75	(22)	5	(17)
Reclassification of amounts to noninterest expense (2)	**102**	**(24)**	**78**	109	(24)	85	109	(24)	85
Net change	**101**	**(24)**	**77**	208	(48)	160	87	(19)	68
Debit valuation adjustments (DVA) and other:									
Net unrealized gains (losses) arising during the period	**(83)**	**20**	**(63)**	(40)	9	(31)	(38)	9	(29)
Reclassification of net (gains) losses to net income	**1**	**—**	**1**	—	—	—	—	—	—
Net change	**(82)**	**20**	**(62)**	(40)	9	(31)	(38)	9	(29)
Foreign currency translation adjustments:									
Net unrealized gains (losses) arising during the period	**84**	**(1)**	**83**	(163)	(2)	(165)	65	(2)	63
Reclassification of net (gains) losses to net income	**—**	**—**	**—**	—	—	—	—	—	—
Net change	**84**	**(1)**	**83**	(163)	(2)	(165)	65	(2)	63
Other comprehensive income (loss)	**$ 7,279**	**(1,776)**	**5,503**	(738)	142	(596)	2,344	(560)	1,784
Less: Other comprehensive income from noncontrolling interests, net of tax			**—**			—			2
Wells Fargo other comprehensive income (loss), net of tax			**$ 5,503**			(596)			1,782

(1) Represents changes in fair value of cross-currency swaps attributable to changes in cross-currency basis spreads, which are excluded from the assessment of hedge effectiveness and recognized in OCI.
(2) These items are included in the computation of net periodic benefit cost. See Note 21 (Employee Benefits) for additional information.

Table 24.2 provides the accumulated OCI balance activity net of tax.

Table 24.2: Accumulated OCI Balances

(in millions)	Debt securities (1)	Fair value hedges (2)	Cash flow hedges (3)	Defined benefit plans adjustments	Debit valuation adjustments (DVA) and other	Foreign currency translation adjustments	Accumulated other comprehensive income (loss)
Balance, December 31, 2022	$ (9,835)	(77)	(1,183)	(1,901)	14	(380)	(13,362)
Net unrealized gains (losses) arising during the period	858	16	(151)	(17)	(29)	63	740
Amounts reclassified from accumulated other comprehensive income	413	—	546	85	—	—	1,044
Net change	1,271	16	395	68	(29)	63	1,784
Less: Other comprehensive income from noncontrolling interests	—	—	—	—	—	2	2
Balance, December 31, 2023	(8,564)	(61)	(788)	(1,833)	(15)	(319)	(11,580)
Net unrealized gains (losses) arising during the period	(1,375)	15	(921)	75	(31)	(165)	(2,402)
Amounts reclassified from accumulated other comprehensive income	1,083	—	638	85	—	—	1,806
Net change	(292)	15	(283)	160	(31)	(165)	(596)
Less: Other comprehensive income from noncontrolling interests	—	—	—	—	—	—	—
Balance, December 31, 2024	(8,856)	(46)	(1,071)	(1,673)	(46)	(484)	(12,176)
Net unrealized gains (losses) arising during the period	**3,988**	**16**	**453**	**(1)**	**(63)**	**83**	**4,476**
Amounts reclassified from accumulated other comprehensive income	**480**	**—**	**468**	**78**	**1**	**—**	**1,027**
Net change	**4,468**	**16**	**921**	**77**	**(62)**	**83**	**5,503**
Less: Other comprehensive income from noncontrolling interests	**—**	**—**	**—**	**—**	**—**	**—**	**—**
Balance, December 31, 2025	**$ (4,388)**	**(30)**	**(150)**	**(1,596)**	**(108)**	**(401)**	**(6,673)**

(1) At December 31, 2025, 2024, and 2023, accumulated other comprehensive loss includes unamortized after-tax unrealized losses of $2.7 billion, $3.1 billion, and $3.5 billion, respectively, associated with the transfer of securities from AFS to HTM. These amounts are subsequently amortized into earnings over the same period as the related unamortized premiums and discounts.
(2) Substantially all of the amounts for fair value hedges are foreign exchange contracts.
(3) Substantially all of the amounts for cash flow hedges are interest rate contracts.

Note 25: Regulatory Capital Requirements and Other Restrictions

Regulatory Capital Requirements

The Company and each of its subsidiary banks are subject to regulatory capital adequacy requirements promulgated by federal banking regulators. The FRB establishes capital requirements for the consolidated financial holding company, and the Office of the Comptroller of the Currency (OCC) has similar requirements for the Company's national banks, including Wells Fargo Bank, N.A. (the Bank).

Table 25.1 presents regulatory capital information for the Company and the Bank in accordance with Basel III capital requirements. We must calculate our risk-based capital ratios under both the Standardized and Advanced Approaches. The Standardized Approach applies assigned risk weights to broad risk categories, while the calculation of risk-weighted assets (RWAs) under the Advanced Approach differs by requiring applicable banks to utilize a risk-sensitive methodology, which relies upon the use of internal credit models, and includes an operational risk component.

Table 25.1: Regulatory Capital Information

	Wells Fargo & Company				Wells Fargo Bank, N.A.			
	Standardized Approach		Advanced Approach		Standardized Approach		Advanced Approach	
(in millions, except ratios)	**Dec 31, 2025**	Dec 31, 2024	**Dec 31, 2025**	Dec 31, 2024	**Dec 31, 2025**	Dec 31, 2024	**Dec 31, 2025**	Dec 31, 2024
Regulatory capital:								
Common Equity Tier 1	**$ 137,346**	134,588	**137,346**	134,588	**151,833**	145,651	**151,833**	145,651
Tier 1	**153,567**	152,866	**153,567**	152,866	**151,833**	145,651	**151,833**	145,651
Total	**184,682**	184,638	**174,617**	174,446	**169,520**	167,936	**158,966**	158,021
Assets:								
Risk-weighted assets	**1,294,609**	1,216,146	**1,112,533**	1,085,017	**1,184,912**	1,113,190	**940,876**	916,135
Adjusted average assets (1)	**2,052,117**	1,891,333	**2,052,117**	1,891,333	**1,746,906**	1,669,946	**1,746,906**	1,669,946
Regulatory capital ratios:								
Common Equity Tier 1 capital	**10.61%** *	11.07	**12.35**	12.40	**12.81** *	13.08	**16.14**	15.90
Tier 1 capital	**11.86** *	12.57	**13.80**	14.09	**12.81** *	13.08	**16.14**	15.90
Total capital	**14.27** *	15.18	**15.70**	16.08	**14.31** *	15.09	**16.90**	17.25
Required minimum capital ratios:								
Common Equity Tier 1 capital	**8.50**	9.80	**8.50**	8.50	**7.00**	7.00	**7.00**	7.00
Tier 1 capital	**10.00**	11.30	**10.00**	10.00	**8.50**	8.50	**8.50**	8.50
Total capital	**12.00**	13.30	**12.00**	12.00	**10.50**	10.50	**10.50**	10.50

	Wells Fargo & Company		Wells Fargo Bank, N.A.	
	December 31, 2025	December 31, 2024	**December 31, 2025**	December 31, 2024
Regulatory leverage:				
Total leverage exposure (2)	**$ 2,466,623**	2,267,641	**2,141,519**	2,033,458
Supplementary leverage ratio (2)	**6.23%**	6.74	**7.09**	7.16
Tier 1 leverage ratio (1)	**7.48**	8.08	**8.69**	8.72
Required minimum leverage (3):				
Supplementary leverage ratio	**5.00**	5.00	**6.00**	6.00
Tier 1 leverage ratio	**4.00**	4.00	**5.00**	5.00

* Denotes the binding framework, which is the lower of the Standardized and Advanced Approaches, at December 31, 2025.
(1) Adjusted average assets consists of total quarterly average assets less goodwill and other permitted Tier 1 capital deductions. The Tier 1 leverage ratio consists of Tier 1 capital divided by total quarterly average assets, excluding goodwill and certain other items as determined under capital rule requirements.
(2) The supplementary leverage ratio consists of Tier 1 capital divided by total leverage exposure. Total leverage exposure consists of total consolidated assets adjusted for certain off-balance sheet exposures, goodwill, and other permitted Tier 1 capital deductions.
(3) Represents the required minimum for the Bank to be considered well-capitalized under applicable regulatory capital adequacy rules.

At December 31, 2025, the Common Equity Tier 1 (CET1), Tier 1 and Total capital ratio requirements for the Company included a global systemically important bank (G-SIB) surcharge of 1.50% and a countercyclical buffer of 0.00%. In addition, these ratios included a stress capital buffer of 2.50% under the Standardized Approach and a capital conservation buffer of 2.50% under the Advanced Approach. The Company is required to maintain these risk-based capital ratios and to maintain a supplementary leverage ratio (SLR) that included a supplementary leverage buffer of 2.00% to avoid restrictions on capital distributions and discretionary bonus payments. The CET1, Tier 1 and Total capital ratio requirements for the Bank included a capital conservation buffer of 2.50% under both the Standardized and Advanced Approaches. The G-SIB surcharge and countercyclical buffer are not applicable to the Bank. At December 31, 2025, the Bank and our other insured depository institutions were considered well-capitalized under the requirements of the Federal Deposit Insurance Act.

Capital Planning Requirements

The FRB's capital plan rule establishes capital planning and other requirements that govern capital distributions, including dividends and share repurchases, by certain large bank holding companies (BHCs), including Wells Fargo.

The FRB conducts an annual Comprehensive Capital Analysis and Review exercise and has also published guidance regarding its supervisory expectations for capital planning, including capital policies regarding the process relating to common stock dividend and repurchase decisions in the FRB's SR Letter 15-18. The Parent's ability to make certain capital distributions is subject to the requirements of the capital plan rule and is also subject to the Parent meeting or exceeding certain regulatory capital minimums.

Loan and Dividend Restrictions

Federal law restricts the amount and the terms of both credit and non-credit transactions between a bank and its nonbank affiliates. These covered transactions may not exceed 10% of the bank's capital and surplus (which for this purpose represents Tier 1 and Tier 2 capital, as calculated under the risk-based capital rules, plus the balance of the ACL excluded from Tier 2 capital) with any single nonbank affiliate and 20% of the bank's capital and surplus with all its nonbank affiliates. Covered transactions that are extensions of credit may require collateral to be pledged to provide added security to the bank.

Additionally, federal laws and regulations limit, and regulators can impose additional limitations on, the dividends that a national bank may pay. Dividends that may be paid by a national bank without the express approval of the Office of the Comptroller of the Currency (OCC) are generally limited to that bank's retained net income for the preceding two calendar years plus net income up to the date of any dividend declaration in the current calendar year. Retained net income, as defined by the OCC, consists of net income less dividends declared during the period. Our national bank subsidiaries could have declared additional dividends of $6.3 billion at December 31, 2025, without obtaining prior regulatory approval. We have elected to retain higher capital at our national bank subsidiaries to meet internal capital targets and regulatory requirements.

Our nonbank subsidiaries are also limited by certain federal and state statutory provisions and regulations covering the amount of dividends that may be paid in any given year. In addition, we have entered into a Support Agreement dated June 28, 2017, as amended and restated on June 26, 2019, among Wells Fargo & Company, the parent holding company (Parent), WFC Holdings, LLC, an intermediate holding company and subsidiary of the Parent (IHC), the Bank, Wells Fargo Securities, LLC, Wells Fargo Clearing Services, LLC, and certain other subsidiaries of the Parent designated from time to time as material entities for resolution planning purposes or identified from time to time as related support entities in our resolution plan, pursuant to which the IHC may be restricted from making dividend payments to the Parent if certain liquidity and/or capital metrics fall below defined triggers or if the Parent's board of directors authorizes it to file a case under the U.S. Bankruptcy Code.

Cash Restrictions

Cash and cash equivalents may be restricted as to usage or withdrawal. Table 25.2 provides a summary of restrictions on cash and cash equivalents.

Table 25.2: Nature of Restrictions on Cash and Cash Equivalents

(in millions)		**Dec 31, 2025**	Dec 31, 2024
Reserve balance for non-U.S. central banks	**$**	**259**	188
Segregated for benefit of brokerage customers under federal and other brokerage regulations		**1,085**	1,035

Note 26: Parent-Only Financial Statements

The following tables present Parent-only condensed financial statements.

Table 26.1: Parent-Only Statement of Income

		Year ended December 31,	
(in millions)	**2025**	2024	2023
Income			
Dividends from subsidiaries (1)	$ **23,100**	18,600	22,300
Interest income from subsidiaries	**9,412**	11,199	10,845
Other income	**334**	527	217
Total income	**32,846**	30,326	33,362
Expense			
Interest expense:			
Indebtedness to nonbank subsidiaries	**1,837**	2,291	2,567
Long-term debt	**9,542**	11,033	9,909
Noninterest expense	**706**	1,151	504
Total expense	**12,085**	14,475	12,980
Income before income tax benefit and equity in undistributed income of subsidiaries	**20,761**	15,851	20,382
Income tax benefit	**(2,103)**	(1,747)	(1,076)
Equity in undistributed income of subsidiaries	**(1,526)**	2,124	(2,316)
Net income	$ **21,338**	19,722	19,142
Other comprehensive income (loss) (2)	**5,503**	(596)	1,782
Total comprehensive income	$ **26,841**	19,126	20,924

(1) Includes dividends paid from indirect bank subsidiaries of $22.5 billion, $18.6 billion, and $22.3 billion in 2025, 2024, and 2023, respectively.
(2) Includes other comprehensive income (loss) of subsidiaries, particularly related to debt securities.

Table 26.2: Parent-Only Balance Sheet

(in millions)	**Dec 31, 2025**	**Dec 31, 2024**
Assets		
Cash, cash equivalents, and restricted cash due from subsidiary banks	$ **15,562**	20,991
Loans to nonbank subsidiaries	**183,044**	185,269
Investments in subsidiaries (1)	**166,809**	162,913
Other	**11,510**	10,331
Total assets	$ **376,925**	379,504
Liabilities and equity		
Accrued expenses and other liabilities	$ **7,387**	8,380
Long-term debt	**153,467**	146,851
Indebtedness to nonbank subsidiaries	**34,954**	45,153
Total liabilities	**195,808**	200,384
Stockholders' equity	**181,117**	179,120
Total liabilities and equity	$ **376,925**	379,504

(1) Includes indirect ownership of bank subsidiaries with equity of $177.1 billion and $169.6 billion at December 31, 2025 and 2024, respectively.

Table 26.3: Parent-Only Statement of Cash Flows

		Year ended December 31,	
(in millions)	**2025**	2024	2023
Cash flows from operating activities:			
Net cash provided by operating activities	**$ 25,946**	18,308	25,972
Cash flows from investing activities:			
Loans:			
Capital notes and term loans made to subsidiaries	**—**	(3,904)	(5,420)
Principal collected on notes/loans made to subsidiaries	**4,753**	4,510	1,730
Other, net	**21**	1	40
Net cash provided (used) by investing activities	**4,774**	607	(3,650)
Cash flows from financing activities:			
Net increase (decrease) in short-term borrowings and indebtedness to subsidiaries	**(10,199)**	11,687	(14,238)
Long-term debt:			
Proceeds from issuance	**24,203**	17,518	19,070
Repayment	**(23,352)**	(15,684)	(9,311)
Preferred stock:			
Proceeds from issuance	**—**	1,997	1,722
Redeemed	**(2,000)**	(2,840)	(1,725)
Cash dividends paid	**(1,050)**	(1,099)	(1,141)
Common stock:			
Repurchased	**(17,516)**	(19,448)	(11,851)
Cash dividends paid	**(5,434)**	(5,133)	(4,789)
Other, net	**(801)**	(778)	(374)
Net cash used by financing activities	**(36,149)**	(13,780)	(22,637)
Net change in cash, cash equivalents, and restricted cash	**(5,429)**	5,135	(315)
Cash, cash equivalents, and restricted cash at beginning of period	**20,991**	15,856	16,171
Cash, cash equivalents, and restricted cash at end of period	**$ 15,562**	20,991	15,856

Report of Independent Registered Public Accounting Firm

To the Stockholders and Board of Directors
Wells Fargo & Company:

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated balance sheet of Wells Fargo & Company and subsidiaries (the Company) as of December 31, 2025 and 2024, the related consolidated statement of income, comprehensive income, changes in equity, and cash flows for each of the years in the three-year period ended December 31, 2025, and the related notes (collectively, the consolidated financial statements). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2025 and 2024, and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2025, in conformity with U.S. generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company's internal control over financial reporting as of December 31, 2025, based on criteria established in *Internal Control – Integrated Framework (2013)* issued by the Committee of Sponsoring Organizations of the Treadway Commission, and our report dated February 24, 2026 expressed an unqualified opinion on the effectiveness of the Company's internal control over financial reporting.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

Critical Audit Matter

The critical audit matter communicated below is a matter arising from the current period audit of the consolidated financial statements that was communicated or required to be communicated to the audit committee and that: (1) relates to accounts or disclosures that are material to the consolidated financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of a critical audit matter does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.

Assessment of the allowance for credit losses for loans (ACL)

As discussed in Note 3 to the consolidated financial statements, the Company's ACL as of December 31, 2025 was $14.3 billion. As discussed in Note 1, the Company estimates its current expected life-time credit losses. The ACL includes the measurement of expected credit losses on a collective basis for those loans that share similar risk characteristics and on an individual basis for those loans that do not share similar risk characteristics. The Company estimated the ACL for collectively evaluated commercial loans by applying probability of default and severity of loss estimates to an expected exposure at default. The probability of default and severity of loss estimates are statistically derived utilizing credit loss models based on historical observations of default and losses after default for each credit risk rating. The Company estimated the ACL for collectively evaluated consumer loans utilizing credit loss models which estimate expected credit losses in the portfolio based on historical experience of probability of default and severity of loss estimates to an expected exposure at default. The Company's credit loss models utilize economic variables, including economic assumptions forecast over a reasonable and supportable forecast period. The Company forecasts multiple economic scenarios and applies weighting to the scenarios that are used to estimate expected credit losses. After the reasonable and supportable forecast period, the Company reverts over the reversion period to the long-term average for the forecasted economic

variables based on historical observations over multiple economic cycles. The Company estimated the ACL for individually evaluated commercial loans using discounted cash flow (DCF) or fair value of collateral methods. A portion of the ACL is comprised of adjustments for qualitative factors which may not be adequately captured in the loss models.

We identified the assessment of the ACL as a critical audit matter. A high degree of audit effort, including specialized skills and knowledge, and subjective and complex auditor judgment was involved in the assessment of the ACL. Specifically, the assessment encompassed the evaluation of the ACL methodology for collectively evaluated loans, including the methods and models used to estimate (1) probability of default and severity of loss estimates, significant economic assumptions, the reasonable and supportable forecast period, the historical observation period, and credit risk ratings for commercial loans, and (2) the adjustments for qualitative factors that may not be adequately captured in the loss models. The assessment included an evaluation of the conceptual soundness and performance of certain credit loss and economic forecasting models. The assessment also encompassed the evaluation of the DCF, and fair value of collateral methods and assumptions used to estimate the ACL for individually evaluated commercial real estate (CRE) loans. In addition, auditor judgment was required to evaluate the sufficiency of audit evidence obtained.

The following are the primary procedures we performed to address this critical audit matter. We evaluated the design and tested the operating effectiveness of certain internal controls related to the measurement of the ACL estimate, including controls over the:

- development of certain credit loss models
- continued use and appropriateness of changes made to certain credit loss and economic forecasting models
- performance monitoring of certain credit loss and economic forecasting models
- identification and determination of the significant assumptions used in certain credit loss and economic forecasting models
- development of the qualitative factors, including significant assumptions used in the measurement of certain qualitative factors
- evaluation of the DCF and fair value of collateral assessments used to determine the expected credit losses for individually evaluated CRE loans
- analysis of the ACL results, trends, and ratios.

We evaluated the Company's process to develop the estimate by testing certain sources of data and assumptions that the Company used and considered the relevance and reliability of such data and assumptions. In addition, we involved credit risk professionals with specialized skills and knowledge who assisted in:

- evaluating the Company's ACL methodology for compliance with U.S. generally accepted accounting principles
- evaluating judgments made by the Company relative to the development, assessment and performance testing of certain credit loss models by comparing them to relevant Company-specific metrics and trends and the applicable industry and regulatory practices
- assessing the conceptual soundness of the credit loss models, including the selection of certain assumptions, by inspecting the model documentation to determine whether the models are suitable for their intended use
- evaluating the methodology used to develop the forecasted economic scenarios, the selection of underlying assumptions and the weighting of scenarios by comparing them to the Company's business environment
- assessing the forecasted economic scenarios through comparison to publicly available forecasts
- testing the historical observation period and reasonable and supportable forecast periods to evaluate the length of each period
- testing individual credit risk ratings for a selection of commercial loans by evaluating the financial performance of the borrower, sources of repayment, and any relevant guarantees or underlying collateral
- evaluating the methods and assumptions used to develop certain qualitative factors and the effect of those factors on the ACL compared with relevant credit risk factors and consistency with credit trends and identified limitations of the underlying quantitative models

- evaluating the methods and assumptions used by the Company in the DCF and fair value of collateral assessments for individually evaluated CRE loans by evaluating the financial performance of the borrower, sources of repayment, and any relevant guarantees or underlying collateral.

We also assessed the sufficiency of the audit evidence obtained related to the ACL estimate by evaluating the:

- cumulative results of the audit procedures
- qualitative aspects of the Company’s accounting practices
- potential bias in the accounting estimates.

KPMG LLP

We have served as the Company’s auditor since 1931.

Charlotte, North Carolina
February 24, 2026

Quarterly Financial Data

Condensed Consolidated Statement of Income – Quarterly (Unaudited)

				2025				2024
				Quarter ended				Quarter ended
(in millions, except per share amounts)	Dec 31,	Sep 30,	Jun 30,	Mar 31,	Dec 31,	Sep 30,	Jun 30,	Mar 31,
Interest income	$ **22,602**	**22,419**	**21,320**	**20,973**	22,055	22,998	22,884	22,840
Interest expense	**10,271**	**10,469**	**9,612**	**9,478**	10,219	11,308	10,961	10,613
Net interest income	**12,331**	**11,950**	**11,708**	**11,495**	11,836	11,690	11,923	12,227
Noninterest income								
Deposit and lending-related fees	**1,684**	**1,674**	**1,622**	**1,633**	1,625	1,675	1,618	1,597
Investment advisory and other asset-based fees	**2,803**	**2,660**	**2,499**	**2,536**	2,566	2,463	2,415	2,331
Commissions and brokerage services fees	**657**	**651**	**610**	**638**	635	646	614	626
Investment banking fees	**716**	**840**	**696**	**775**	725	672	641	627
Card fees	**1,149**	**1,223**	**1,173**	**1,044**	1,084	1,096	1,101	1,061
Mortgage banking	**322**	**268**	**230**	**332**	294	280	243	230
Net gains from trading and securities (1)	**1,301**	**1,557**	**1,495**	**894**	1,270	1,256	1,535	1,455
Other (1)	**329**	**613**	**789**	**802**	343	588	599	709
Total noninterest income	**8,961**	**9,486**	**9,114**	**8,654**	8,542	8,676	8,766	8,636
Total revenue	**21,292**	**21,436**	**20,822**	**20,149**	20,378	20,366	20,689	20,863
Provision for credit losses	**1,040**	**681**	**1,005**	**932**	1,095	1,065	1,236	938
Noninterest expense								
Personnel	**9,077**	**9,021**	**8,709**	**9,474**	9,071	8,591	8,575	9,492
Technology, telecommunications and equipment	**1,374**	**1,319**	**1,287**	**1,223**	1,282	1,142	1,106	1,053
Occupancy	**840**	**784**	**766**	**761**	789	786	763	714
Professional and outside services	**1,236**	**1,177**	**1,089**	**1,038**	1,237	1,130	1,139	1,101
Advertising and promotion	**352**	**295**	**266**	**181**	243	205	224	197
Other (2)	**847**	**1,250**	**1,262**	**1,214**	1,278	1,213	1,486	1,781
Total noninterest expense	**13,726**	**13,846**	**13,379**	**13,891**	13,900	13,067	13,293	14,338
Income before income tax expense	**6,526**	**6,909**	**6,438**	**5,326**	5,383	6,234	6,160	5,587
Income tax expense	**1,103**	**1,300**	**916**	**522**	120	1,064	1,251	964
Net income before noncontrolling interests	**5,423**	**5,609**	**5,522**	**4,804**	5,263	5,170	4,909	4,623
Less: Net income (loss) from noncontrolling interests	**62**	**20**	**28**	**(90)**	184	56	(1)	4
Wells Fargo net income	$ **5,361**	**5,589**	**5,494**	**4,894**	5,079	5,114	4,910	4,619
Less: Preferred stock dividends and other	**247**	**248**	**280**	**278**	278	262	270	306
Wells Fargo net income applicable to common stock	$ **5,114**	**5,341**	**5,214**	**4,616**	4,801	4,852	4,640	4,313
Per share information								
Earnings per common share	$ **1.64**	**1.68**	**1.61**	**1.41**	1.45	1.43	1.35	1.21
Diluted earnings per common share	**1.62**	**1.66**	**1.60**	**1.39**	1.43	1.42	1.33	1.20
Average common shares outstanding	**3,113.8**	**3,182.2**	**3,232.7**	**3,280.4**	3,312.8	3,384.8	3,448.3	3,560.1
Diluted average common shares outstanding	**3,159.0**	**3,223.5**	**3,267.0**	**3,321.6**	3,360.7	3,425.1	3,486.2	3,600.1

(1) In fourth quarter 2025, we changed the presentation of certain items on our consolidated balance sheet, including trading assets and liabilities. In connection with these changes, we reclassified the gains (losses) related to our physical commodities inventory, including the related hedging impacts, from other noninterest income to net gains from trading activities. Prior period balances have been revised to conform with the current period presentation. For additional information, see Note 1 (Summary of Significant Accounting Policies) to Financial Statements in this Report.

(2) In fourth quarter 2025, we reclassified operating losses into other noninterest expense. Prior period balances have been revised to conform with the current period presentation.

Glossary of Acronyms

ACL	Allowance for credit losses
AFS	Available-for-sale
AOCI	Accumulated other comprehensive income
ARM	Adjustable-rate mortgage
ASU	Accounting Standards Update
BCBS	Basel Committee on Banking Supervision
BHC	Bank holding company
CCAR	Comprehensive Capital Analysis and Review
CD	Certificate of deposit
CET1	Common Equity Tier 1
CLO	Collateralized loan obligation
CRE	Commercial real estate
CVA	Credit valuation adjustment
DPD	Days past due
DVA	Debit valuation adjustment
ESOP	Employee Stock Ownership Plan
FASB	Financial Accounting Standards Board
FDIC	Federal Deposit Insurance Corporation
FHA	Federal Housing Administration
FHLB	Federal Home Loan Bank
FHLMC	Federal Home Loan Mortgage Corporation
FICO	Fair Isaac Corporation (credit rating)
FNMA	Federal National Mortgage Association
FRB	Board of Governors of the Federal Reserve System
FVA	Funding valuation adjustment
GAAP	Generally accepted accounting principles
GNMA	Government National Mortgage Association
GSE	Government-sponsored enterprise
G-SIB	Global systemically important bank
HQLA	High-quality liquid assets
HTM	Held-to-maturity
LCR	Liquidity coverage ratio
LHFS	Loans held for sale
LOCOM	Lower of cost or fair value
LTV	Loan-to-value
MBS	Mortgage-backed securities
MSR	Mortgage servicing right
NAV	Net asset value
NPA	Nonperforming asset
NSFR	Net stable funding ratio
OCC	Office of the Comptroller of the Currency
OCI	Other comprehensive income
OTC	Over-the-counter
ROA	Return on average assets
ROE	Return on average equity
ROTCE	Return on average tangible common equity
RWAs	Risk-weighted assets
SEC	Securities and Exchange Commission
S&P	Standard & Poor's Global Ratings
SLR	Supplementary leverage ratio
SOFR	Secured Overnight Financing Rate
SPE	Special purpose entity
TLAC	Total Loss Absorbing Capacity
VA	Department of Veterans Affairs
VaR	Value-at-Risk
VIE	Variable interest entity
WIM	Wealth and Investment Management

Operating Committee

Bridget Engle
Senior EVP
Head of Technology

Kristy Fercho
Senior EVP
Head of Financial Inclusion

Derek A. Flowers
Senior EVP
Chief Risk Officer

Kyle G. Hranicky
Senior EVP
CEO of Commercial Banking

Bei Ling
Senior EVP
Head of Human Resources

Ellen R. Patterson
Senior EVP
General Counsel

Scott E. Powell
Senior EVP
Chief Operating Officer

Paul Ricci
Senior EVP
Chief Auditor, Internal Audit

Fernando S Rivas
Senior EVP
CEO of Corporate and Investment Banking

Jason Rosenberg
Senior EVP
Head of Public Affairs

Michael P. Santomassimo
Senior EVP
Chief Financial Officer

Kleber R. Santos
Senior EVP
Co-CEO of Consumer Banking and Lending

Charles W. Scharf
Chairman and Chief Executive Officer

Barry Sommers
Senior EVP
CEO of Wealth and Investment Management

Saul Van Beurden
Senior EVP
Co-CEO of Consumer Banking and Lending and Head of Artificial Intelligence

---

As of March 2, 2026

Except for Paul Ricci, all members of the Operating Committee are executive officers according to Securities and Exchange Commission rules. Muneera S. Carr, EVP, Chief Accounting Officer and Controller, also is an executive officer.

Board of Directors

Steven D. Black
(Lead Independent Director)
Former Co-CEO
Bregal Investments, Inc., an international private equity firm

Mark A. Chancy
Former Vice Chair
SunTrust Banks, Inc., a bank holding company

Celeste A. Clark
Principal
Abraham Clark Consulting, LLC, a health and regulatory policy consulting firm

Theodore F. Craver, Jr.
Former Chair, President and CEO
Edison International, an electric utility holding company

Richard K. Davis
Former President and CEO
Make-A-Wish America, a non-profit organization / Former CEO and Executive Chair, U.S. Bancorp, a U.S. bank holding company

Fabian T. Garcia
Global President, Personal Care
Unilever PLC, a British multinational consumer goods company

Wayne M. Hewett
Senior Advisor
Permira, a global private equity firm

CeCelia G. Morken
Former CEO
Headspace, an online wellness company

Maria R. Morris
Former EVP and Head, Global Employee Benefits business
MetLife, a global financial services company

Felicia F. Norwood
EVP and Chief Health Benefits Officer
Elevance Health, Inc., a health company

Ronald L. Sargent
Chair and Former Interim CEO, The Kroger Co., a supermarket and multi-department store retailer / Former CEO and Chair, Staples, Inc., a workplace products retailer

Charles W. Scharf
(Chairman)
Chief Executive Officer
Wells Fargo & Company

Suzanne M. Vautrinot
President
Kilovolt Consulting, Inc., a cybersecurity strategy and technology consulting firm

---

As of March 2, 2026

Stock Performance

This graph compares the cumulative total stockholder return and total compound annual growth rate (CAGR) for our common stock (NYSE: WFC) for the five-year period ended December 31, 2025, with the cumulative total stockholder return for the same period for the Keefe, Bruyette and Woods (KBW) Total Return Bank Index (KBW Nasdaq Bank Index (BKX)) and the S&P 500 Index.

The cumulative total stockholder returns (including reinvested dividends) in the graph assume the investment of $100 in Wells Fargo's common stock, the KBW Nasdaq Bank Index, and the S&P 500 Index.

FIVE YEAR PERFORMANCE GRAPH



$350
$325
$300
$275
$250
$225
$200
$175
$150
$125
$100
$75
$50
Wells Fargo (WFC)
S&P 500
KBW Nasdaq Bank Index

	2020	2021	2022	2023	2024	2025	5-year CAGR	
	$ 100	**$ 161**	**$ 142**	**$ 174**	**$ 255**	**$ 346**	**28%**	**Wells Fargo (WFC)**
	100	129	105	133	166	196	14	S&P 500
	100	138	109	108	148	196	14	KBW Nasdaq Bank Index

General Information

Common Stock

Wells Fargo & Company is listed and trades on the New York Stock Exchange: WFC. At February 13, 2026, there were 155,031 holders of record of the Company's common stock and the closing price reported on the New York Stock Exchange for the common stock was $86.98 per share.

3,092,618,850 common shares outstanding (12/31/25)

Stock Purchase and Dividend Reinvestment

You can buy Wells Fargo stock directly from Wells Fargo, even if you're not a Wells Fargo shareholder, through optional cash payments or automatic monthly deductions from a bank account. You can also have your dividends reinvested automatically. It's a convenient, economical way to increase your Wells Fargo investment.

Call 1-877-840-0492 for an enrollment kit, which includes a plan prospectus.

Form 10-K

We will send Wells Fargo's 2025 Annual Report on Form 10-K (including the financial statements filed with the U.S. Securities and Exchange Commission) free to any shareholder who asks for a copy in writing.

Shareholders also can ask for copies of any exhibit to the Form 10-K. We will charge a fee to cover expenses to prepare and send any exhibits.

Please send requests to: Corporate Secretary, Wells Fargo & Company, MAC J0193-610, 30 Hudson Yards, New York, NY 10001-2170

SEC Filings

Our annual reports on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K, and amendments to those reports are available free of charge on our website (www.wellsfargo.com) as soon as practical after they are electronically filed with or furnished to the SEC. Those reports and amendments are also available free of charge on the SEC's website at www.sec.gov[1].

Forward-Looking Statements

This Annual Report contains forward-looking statements about our future financial performance and business. Because forward-looking statements are based on our current expectations and assumptions regarding the future, they are subject to inherent risks and uncertainties. Do not unduly rely on forward-looking statements, as actual results could differ materially from expectations. Forward-looking statements speak only as of the date made, and we do not undertake to update them to reflect changes or events that occur after that date. For information about factors that could cause actual results to differ materially from our expectations, refer to the discussion under "Forward-Looking Statements" and "Risk Factors" in the Financial Review portion of this Annual Report.

Investor Relations
1-415-371-2921
investorrelations@wellsfargo.com

Shareowner Services and Transfer Agent
Computershare Trust Company
P.O. Box 43078
Providence, RI 02940-3078
1-877-840-0492
www-us.computershare.com/investor[1]

Shareholder Meeting
10:00 a.m. Eastern Time
Tuesday, April 28, 2026

See Wells Fargo's 2026 Proxy Statement for more information about the Shareholder Meeting.

1. We do not control this website. Wells Fargo has provided this link for your convenience, but does not endorse and is not responsible for the content, links, privacy policy, or security policy of this website.

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WELLS FARGO

Wells Fargo & Company
333 Market Street, San Francisco, CA 94105
wellsfargo.com

CCM6056 (Rev 00, 1/each)